Form 20-F
period 2002-12-31
NETIA HOLDINGS SA
filed 2003-06-27
CIK 1054056

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002.

|_| TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from ________ to ________.

Commission file number 0-30190.

                               NETIA HOLDINGS S.A.
             (Exact name of Registrant as specified in its charter)

                             THE REPUBLIC OF POLAND
                 (Jurisdiction of incorporation or organization)

                     UL. POLECZKI 13, 02-822, WARSAW, POLAND
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Title of each class           Name of each exchange on which registered
     -------------------           -----------------------------------------

            NONE                                     NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                ORDINARY SHARES, NOMINAL VALUE PLN 1.00 PER SHARE
       AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FOUR ORDINARY SHARES
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

      ORDINARY SHARES, NOMINAL VALUE PLN 1.00 PER SHARE: 31,418,172 SHARES
        PREFERRED SHARES, NOMINAL VALUE PLN 1.00 PER SHARE: 1,000 SHARES

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                  [X] Yes     [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.
                                  [ ] Item 17 [X] Item 18

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                  [X] Yes     [ ] No


                                TABLE OF CONTENTS

                                     PART I
                                                                                                                             PAGE
ITEM 1               Identity of Directors, Senior Management and Advisors ....................................................3

ITEM 2.              Offer Statistics and Expected Timetable...................................................................3

ITEM 3.              Key Information...........................................................................................3

ITEM 4.              Information on the Company...............................................................................19

ITEM 5.              Operating and Financial Review and Prospects.............................................................51

ITEM 6.              Directors, Senior Management and Employees...............................................................65

ITEM 7.              Major Shareholders and Related Party Transactions........................................................74

ITEM 8.              Financial Information....................................................................................83

ITEM 9.              The Offer and Listing....................................................................................83

ITEM 10.             Additional Information...................................................................................87

ITEM 11.             Quantitative and Qualitative Disclosures About Market Risk...............................................102

ITEM 12.             Description of Securities Other than Equity Securities...................................................103

                                     PART II

ITEM 13.             Defaults, Dividend Averages and Delinquencies............................................................104

ITEM 14.             Material Modifications to the Rights of Security Holders and Use of Proceeds.............................104

ITEM 15.             Controls and Procedures..................................................................................104

ITEM 16.             [Reserved]...............................................................................................104

                                    PART III

ITEM 17.             Financial Statements.....................................................................................105

ITEM 18.             Financial Statements.....................................................................................105

ITEM 19.             Exhibits.................................................................................................105


                                     PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

The terms "we" and "Netia group" refer to Netia Holdings S.A. and its consolidated subsidiaries. The term "Company" refers to Netia Holdings S.A. We are the largest alternative fixed-line telecommunications provider in Poland, in terms of value of generated revenues (based on June 2003 report prepared by Computerworld, a Polish telecommunications information service). We provide a broad range of telecommunications services including voice, data and wholesale services. Our goal is to be the preferred telecommunications services provider in Poland through innovative and attractive product and service offerings supported by high-quality customer care. We own, operate and continue to expand a fiber-optic network that as of March 31, 2003 stretched for 3,840 kilometers. As of March 31, 2003, we connected 345,447 active subscriber lines, including 108,603 business lines.

As of May 16, 2003 we completed our financial restructuring implemented pursuant to the Restructuring Agreement, dated March 5, 2002, which we refer to as the Restructuring Agreement, and Polish arrangement plans and Dutch composition plans adopted by our creditors and approved by the relevant Polish and Dutch courts. These courts' decisions were recognized by the U.S. Bankruptcy Court for the Southern District of New York, which we refer to as the U.S. Bankruptcy Court, in a proceeding under section 304 of the U.S. Bankruptcy Code.

As of January 2, 2003, all court decisions approving Dutch composition plans and Polish arrangement plans became final and unappealable. Consequently, the restructuring is irreversible, subject to Netia group's compliance with performance of all obligations under the Dutch composition plans and Polish arrangement plans. Management believes that the Company will comply with its obligations under the Dutch composition plans and the Polish arrangement plans.

The restructuring process encompassed legal proceedings in three jurisdictions and consisted of Dutch moratorium proceedings, Polish arrangement proceedings and proceedings in the United States of America under Section 304 of the U.S. Bankruptcy Code. Pursuant to the Restructuring Agreement and the Exchange Agreement dated June 14, 2002, which we refer to as the Exchange Agreement, Netia Holdings B.V., which we refer to as NH BV, the Company's wholly-owned Dutch subsidiary, issued EUR 49,869,000 of 10% Senior Secured Notes due 2008, which we refer to as the 2002 Notes, to holders of the existing notes and JPMorgan Chase Bank, in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan Chase Bank. In addition, creditors of the Netia group had an opportunity to subscribe with their reduced claims in the form of installment obligations for series H shares issued by the Company. On December 23, 2002, the Company's creditors subscribed for 312,626,040 series H shares offered by the Company in exchange for such installment obligations. On January 30, 2003, the Polish court registered the series H ordinary shares. Those shares were registered with the Polish National Securities Depository on February 10, 2003 and on February 13, 2003 they commenced trading on the Warsaw Stock Exchange. On March 24, 2003 the Company redeemed the outstanding 2002 Notes for a total amount of EUR 51,096,381 (approximately PLN 221,482,373 at the average exchange rate quoted by the National Bank of Poland, which we refer to as NBP, on March 24, 2003) including interest accrued until that date, following the Company's supervisory board approval and recommendation by the Company's management board.

Under the Restructuring Agreement and the Exchange Agreement, the Company's record shareholders as of December 22, 2002 were issued on May 16, 2003 32,424,221 two-year warrants and 32,424,221 three-year warrants to acquire 64,848,442 ordinary shares representing 15% of the Company's post-restructuring share capital (taking into account the issuance of 18,373,785 ordinary shares representing up to 5% of the outstanding share capital in respect of a key employee stock option plan). Each two-year warrant entitles its holder to subscribe for one series J share by April 29, 2005 and each three-year warrant entitles its holder to subscribe for one series J share by April 29, 2006. On April 12, 2003, the supervisory board approved the strike price for the warrants at PLN 2.53, which corresponds to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the registration of the series H shares by the Polish court. The Company also plans to issue up to 18,373,785 ordinary shares under a key employee stock option plan. As of June 24, 2003, our share capital equaled PLN 344,158,751 and was divided into (i) 5,000 series A ordinary registered shares, (ii) 3,727,340 series B ordinary registered shares, (iii) 1,000 series A-1 preferred registered shares, (iv) 312,626,040 series H ordinary bearer shares, (v) 113,539 series J ordinary bearer shares and (vi) 27,685,832 series C through G ordinary bearer shares1 outstanding.

Our ordinary shares are listed on the Warsaw Stock Exchange under the symbol "NET" and our American Depositary Shares, or ADSs, are traded in the "pink sheets" over-the-counter trading market, which we refer to a as the Pink Sheets, following their de-listing from the Nasdaq National Market on October 15, 2002 due to (i) failure to comply with certain requirements for continued listing on the Nasdaq National Market, (ii) filing for arrangement proceedings in Poland and (iii) filing a petition under section 304 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court. On May 22, 2003, our management board resolved not to apply to re-list our ADSs on the Nasdaq Small Cap Market. Our two-year warrants and three-year warrants are listed on the Warsaw Stock Exchange under the symbols NETPP02 and NETPP03, respectively.

This annual report contains forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things: the development of the Polish telecommunications market; the growth in demand for business internet services; our plans for the development of our business, including our plans to expand our voice telephone service in Warsaw, domestic long-distance and internet services; our financing plans, including our need for capital resources; trends affecting our financial condition or results of operations; the build-out of our telecommunications network; the impact of competition on our business; and changes in the regulatory environment affecting our business.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this annual report identifies important factors that could cause such differences. You should read Item 3.D ("Risk Factors") below for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements.

-----------------------
1 All our ordinary shares of series A through K are fungible and the identification of different series refers only to different tranches that these shares were issued in.

References in this annual report to "(euro)", "Euro" or "EUR" are to the currency introduced at the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended. References in this annual report to "Polish Zloty" or "PLN" are references to the lawful currency of Poland. References in this annual report to "U.S. dollar", "USD", "US$" or "$" are references to the lawful currency of the United States of America.

A.         SELECTED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements and the related notes. We have prepared these consolidated financial statements in accordance with the International Financial Reporting Standards, which we refer to as IFRS, including International Accounting Standards, which we refer to as IAS, and Interpretations issued by the International Accounting Standards Board, which we refer to as the IASB. IFRS vary in certain important respects from generally accepted accounting principles in the United States of America, which we refer to as U.S. GAAP. You should read Note 25 to our Consolidated Financial Statements for a discussion of the most significant of these differences as they relate to us.

The selected consolidated financial data also should be read in conjunction with
Item 5 ("Operating and Financial Review and Prospects") of this annual report and our audited consolidated financial statements as of and for the year ended December 31, 2002 included in Item 18 ("Financial Statements") in this annual report. For your convenience, we have converted certain Polish zloty amounts into U.S. dollars at the rate of PLN 3.8388 per US$1.00 (the average exchange rate quoted by NBP, on December 31, 2002). You should not view these translations as a representation that such Polish zloty amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rates indicated, or at any other rate. At June 23, 2003, the Polish zloty to U.S. dollar exchange rate as quoted by NBP was PLN 3.8265 per US$1.00.



                                                                     AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                    1998           1999          2000           2001           2002          2002
                                                              (AMOUNTS IN THE TABLE IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                 ------------  ------------  ------------  --------------  ------------- -----------
                                                     PLN           PLN            PLN            PLN           PLN            US$
STATEMENT OF OPERATIONS DATA:
Revenues
   Telecommunications revenues                       96,435       217,711       395,225         512,163        588,120     153,204
   Other revenues (1)                                23,945        31,386        47,522          26,688         16,264       4,236
                                                 ------------  ------------  ------------  --------------  ------------- -----------
           Total revenues                           120,380       249,097       442,747         538,851        604,384     157,440
Costs and expenses:
Interconnection charges, net                        (22,900)      (61,994)     (112,270)       (122,211)      (117,480)    (30,603)
Cost of equipment                                   (11,425)      (11,924)      (20,359)         (7,508)        (5,693)     (1,483)
Depreciation and amortization                       (41,040)     (119,163)     (179,710)       (253,565)      (268,680)    (69,991)
Impairment of goodwill (2)                                -             -             -        (220,279)             -           -
Impairment provision for fixed assets (3)                 -             -             -        (116,247)      (149,353)    (38,906)
Other operating expenses (4)                       (124,317)     (190,558)     (286,939)       (347,940)      (325,986)    (84,919)
                                                 ------------  ------------  ------------  --------------  ------------- -----------
           Total costs and expenses                (199,682)     (383,639)     (599,278)     (1,067,750)      (867,192)   (225,902)
Loss from operations                                (79,302)     (134,542)     (156,531)       (528,899)      (262,808)    (68,462)
                                                 ------------  ------------  ------------  --------------  ------------- -----------
Financial expenses, net (5)                        (151,596)     (292,574)     (198,681)       (230,019)      (417,570)   (108,776)
Effect of default on long term debt (6)                   -             -             -        (112,047)             -           -
Effect of cancellation of swap transactions (7)           -             -             -        (274,637)             -           -
Other losses                                         (1,148)         (550)         (339)              -              -           -
Income tax (charge)/benefit                          (8,802)        9,646        (2,514)         (5,424)        (1,903)       (496)
Minority share in losses/(profits) of
  subsidiaries                                       35,353          (911)       (3,981)          1,809          7,309       1,904
                                                 ------------
                                                               ------------  ------------  --------------  ------------- -----------
Net loss from continuing operations                (205,495)     (418,931)     (362,046)     (1,149,217)      (674,972)   (175,830)
                                                 ------------  ------------  ------------  --------------  ------------- -----------
Net loss                                           (205,495)     (418,931)     (362,046)     (1,149,217)      (674,972)   (175,830)
                                                 ============  ============  ============  ==============  ============= ===========

Basic and diluted net loss from continuing
   operations per ordinary share                     (19.78)       (22.48)       (12.60)         (37.29)        (17.89)      (4.66)
Basic and diluted net loss per ordinary share (8)    (19.78)       (22.48)       (12.60)         (37.29)        (17.89)      (4.66)




                                                                     AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                    1998           1999          2000           2001           2002          2002
                                                              (AMOUNTS IN THE TABLE IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                 ------------  ------------  ------------  --------------  ------------- -----------
                                                     PLN           PLN            PLN            PLN           PLN            US$
U.S. GAAP
   Revenues (9)                                      120,380       249,097       391,529        551,345        619,385      161,349
   Loss from operations (9)                          (86,743)     (154,249)     (203,193)      (285,216)      (244,331)     (63,648)
   Net (loss) / profit including extraordinary
   credit(9)                                        (214,363)     (537,463)     (391,857)      (870,959)     1,777,069      462,923
   Basic and diluted net (loss) / profit per
   ordinary share (8)(9)                              (20.63)       (28.84)       (13.64)        (28.26)         47.10        12.27

OTHER DATA:
   Net cash (used in)/provided by operating
   activities                                        (156,413)     (69,060)      165,306        177,612        198,476       51,702
   Net cash used in investing activities             (480,319)    (970,522)   (1,357,520)      (639,160)      (468,292)    (121,989)
   Net cash (used in)/provided by financing
   activities                                          (1,688)   1,727,628     1,289,231       (133,815)      (109,673)     (28,569)
   Capital expenditures                               395,943      697,199       756,657        582,779        270,548       70,477


BALANCE SHEET DATA:
   Total cash and cash equivalents (10)               298,790    1,102,410     1,142,850        486,946        132,465       34,507
   Total assets (11)                                2,082,675    3,961,196     5,033,304      3,904,347      3,492,819      909,872
   Total long-term debt (12)                        1,581,030    2,750,780     3,509,625      3,396,869        161,756       42,137
   Other liabilities for licenses (13)                269,179      214,452       261,628        258,377        323,507       84,273
   Total long-term obligations                      1,850,209    2,965,232     3,771,253      3,655,246        485,263      126,410
   Total shareholders' (deficit)/equity               (86,463)     677,092       780,411       (343,248)     2,802,291      729,992
   Total shareholders' (deficit)/equity (U.S. GAAP)   (95,465)     578,307       653,085       (195,209)     2,538,472      661,267


--------------------

(1) Consists primarily of the provision of specialized mobile radio services and sales of related equipment.

(2) The impairment of goodwill is a result of management's belief that there is no longer a future economic benefit associated with goodwill and an impairment test that was performed by management for the telecommunications segment.

(3) The provision for impairment of fixed assets relates to specific assets of transmission network and construction in progress included in the telecommunications segment built in areas subsequently considered as not profitable.

(4) Other operating expenses primarily include salaries and benefits, general and administrative and external services. See the audited consolidated financial statements included in this annual report under Item 18 for an additional description of operating expenses.

(5) Includes non-cash financial expense arising on discount notes of PLN 84.6 million, PLN 106.1 million, PLN 116.6 million, PLN 106.8 million and PLN 0 for the years 1998, 1999, 2000, 2001 and 2002, respectively.

(6) As a result of the occurrence of the events of default with respect of our long-term debt, the related liabilities were reclassified as current liabilities in the audited consolidated financial statements as of the year ended December 31, 2001. Due to this reclassification, the difference between the amortized cost and the nominal value of the debt was charged to the consolidated statement of operations for the year then ended.

(7) Effect of cancellation of swap transactions relates to the losses resulting from the withdrawal from those agreements that have been fully recognized in the year ended December 31, 2001.

(8) Basic and diluted net loss per ordinary share under IAS and U.S. GAAP is calculated by dividing the net loss by the weighted average number of shares of Netia Holdings S.A.'s capital stock outstanding during each period. The weighted average number of shares used in calculating the net loss per share was 10,391,371; 18,633,297; 28,728,709; 30,817,291; and
     37,730,692 for the years ended December 31, 1998, 1999, 2000, 2001 and
     2002, respectively. The number of outstanding ordinary shares were 10,391,371; 26,494,172; 31,419,172; 31,419,172; and 344,045,212 as of
     December 31, 1998, 1999, 2000, 2001 and 2002, respectively. The weighted average number of shares in issue and the number of outstanding ordinary shares for the year ended December 31, 2002 includes 312,026,040 series H shares issued on December 23, 2002. There have been no dividends declared during any of the covered periods.

(9) Under IAS, we record in the Other Reserve component of the shareholders' equity, the surplus on restructuring of the Netia group's debt, calculated as the difference between the amount of reduction of carrying values of all liabilities subject to restructuring and the total of: (i) net present value of reduced liabilities in the form of installment obligations not exchanged into shares, (ii) the value of the 2002 Notes, and (iii) the issuance value of new ordinary series H shares issued. For U.S. GAAP, we account for our restructuring in accordance with SFAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring," which we refer to as SFAS 15. According to SFAS 15, the gain on restructuring is classified as an extraordinary item in the Consolidated Statement of Operations and calculated as the difference between: (a) the carrying amount of the reduced debt and (b) the aggregate of: (1) the fair value of any equity interests granted to the bondholders in exchange for their liabilities, (2) the total future cash payments of principal relating to the 2002 Notes, (3) the remaining installment obligations and (4) issuance costs relating to the 2002 Notes. There is no tax effect relating to the gain on restructuring. No interest expense will be recognized on the 2002 Notes for the period between the restructuring and the date of maturity. No interest will be recognized on the remaining installment obligations.

     Under IAS, the 2002 Notes are recognized initially as proceeds actually received, net of transaction costs incurred. The difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of operations over the period of the debt, using the effective cost method. Under U.S. GAAP, transaction costs relating to debt issuances are offset against the gain on restructuring and no interest expense will be recognized on the 2002 Notes, for any period between the restructuring and the maturity date of the debt.

     For other differences between IAS and U.S. GAAP, see Note 25 in the consolidated financial statements included in this annual report under Item 18.

(10) Total cash and cash equivalents do not include restricted investments held as security for the 13 3/4% Senior Notes due 2010 and the 2002 Notes.

(11) Total assets under U.S. GAAP would have been PLN 2.1 billion, PLN 3.9 billion, PLN 5.0 billion, PLN 4.2 billion and PLN 3.4 billion (US$ 0.9 billion) at December 31, 1998, 1999, 2000, 2001 and 2002, respectively.

(12) Includes current and long-term portion of long-term debt.

(13) Includes current and long-term portion of liabilities for licenses and customer deposits. In 2000 we implemented IAS 38, "Intangible Assets." In accordance with the requirements of this standard, we have restated the nominal cost of licenses as of December 31, 2000 to reflect their net present values. Additionally, in 2000 we were notified by the Ministry of Infrastructure that certain of our license obligations would be deferred until 2010, which resulted in further reduction of the amount of license obligations based on the present value of these obligations. Further deferrals were also granted by the Ministry of Infrastructure in 2001. The Ministry of Infrastructure also issued decisions to companies holding permits in the Netia group, whereby, effective as of June 28, 2002, it has postponed the license payments of EUR 32,943 (PLN 134,879 at the December 31, 2002 exchange rate) due on June 30, 2002 until December 31, 2002. Without the restatement described above, the liabilities for licenses as at December 31, 2001 and 2002 would be PLN 345.2 million and PLN 406.3 million, respectively. Please see also Note 8 and 25 to our consolidated financial statements included in this annual report under Item 18 for further discussion on license fee obligations and the expected effect of the introduction of the act on the conversion of license fee liabilities in December 2002.

The following table sets forth, for the periods indicated, the exchange rate quoted by NBP. The rates are expressed as Polish zloty per one U.S. dollar:


YEAR ENDED DECEMBER 31,                    PERIOD END             AVERAGE RATE*              HIGH                   LOW
-------------------------------------- --------------------  ------------------------  ------------------  ----------------------
1998 ............................             3.50                    3.50                   3.82                  3.36
1999 ............................             4.15                    4.00                   4.35                  3.41
2000 ............................             4.14                    4.36                   4.71                  4.04
2001 ............................             3.99                    4.09                   4.50                  3.94
2002 ............................             3.84                    4.08                   4.26                  3.84


-----------------------------------
* The average of the exchange rates on the last business day of each month during the applicable period.

The following table sets forth, for the periods indicated, the high and low average exchange rates for Polish zloty into U.S. dollars, as quoted by NBP, for each month during the applicable period.

MONTH AND YEAR                                                  PER US$1.00
--------------                                                  -----------

December 2002
     High ...............................................         3.9998
     Low ................................................         3.8369
January 2003
     High ...............................................         3.9418
     Low ................................................         3.7914

MONTH AND YEAR                                                  PER US$1.00
--------------                                                  -----------

February 2003
     High ...............................................         3.9135
     Low ................................................         3.8191
March 2003
     High ...............................................         4.0746
     Low ................................................         3.8959
April 2003
     High ...............................................         4.0910
     Low ................................................         3.8406
May 2003
     High ...............................................         3.8015
     Low ................................................         3.6709
June 2003*
     High ...............................................         3.8265
     Low ................................................         3.7213

  -----------------
  *  Through June 23, 2003

B.         CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.         REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.         RISK FACTORS

You should consider carefully the risks described below. These risks are not the only ones we face. Additional risks not presently known to us, or which we currently deem immaterial, may also impair our business operations. In general, investing in the securities of issuers with substantial operations in markets such as Poland involves a higher degree of risk than investing in the securities of issuers with substantial operations in the United States and other similar jurisdictions.

RISKS RELATED TO OUR BUSINESS

WE MAY NOT BE SUCCESSFUL IN CONTESTING OUR OBLIGATIONS UNDER CONVERTED LICENSES

We are currently contesting the requirement to pay the license fees due under the licenses held by us prior to January 1, 2001. Pursuant to the new Telecommunications Act that came into force in Poland on January 1, 2001, our licenses for the provision of telephone services issued under the old Telecommunications Act were automatically converted into telecommunication permits that are granted to telecommunications services providers for a nominal fee of EUR 2,500. As of December 31, 2002, the nominal value of our liabilities (undiscounted) under license fees equaled approximately EUR 95.4 million (approximately PLN 390.5 million at the average exchange rate quoted by NBP on December 31, 2002), which amount was further increased by the extension fee of approximately EUR 3.9 million (approximately PLN 15.8 million at the average exchange rate quoted by NBP on December 31, 2002) pursuant to the decision of the Minister of Infrastructure (the terms "Minister of Infrastructure" and

"Ministry of Infrastructure" used in this annual report may in some cases refer to the Minister of Communications and the Ministry of Communications, their respective predecessors) of October 2, 2002.

In December 2002, a law regarding the conversion of the outstanding license fee obligations of local operators, which we refer to as the Conversion Act, entered into force in Poland. The Conversion Act provides for the cancellation of license fee obligations in exchange for telecommunication infrastructure capital expenditures or the cancellation of license fee obligations in exchange for the shares or debt of companies that have outstanding license fees in connection with licenses for providing local services. We have submitted applications under the Conversion Act for the cancellation of our outstanding license fee obligations based on capital expenditures we have already incurred. The applications are to be reviewed by the Polish government and can only be rejected if the responsible ministry does not recognize the investments already made as capital expenditures contributing to telecommunication market development. In case certain capital expenditures are rejected, we may have, according to the new regulations, up to four years to make new investments eligible for conversion. We received notification letters from the Polish government dated March 21, 2003, indicating that our applications for cancellation of our outstanding license fee obligations based on incurred capital expenditures will be considered by June 30, 2003. We will determine the accounting treatment for the license fee obligations once we receive a formal and definitive response from the Polish government regarding the cancellation of our license fee obligations. As a result of submitting the applications, we have not made the license fee payments of approximately EUR 47.7 million (approximately PLN 195.4 million at the average exchange rate quoted by NBP on December 31, 2002) due on December 31, 2002. On the date of this annual report these payments remain due and payable. We are at liquidity risk if our applications for conversion are rejected and the Ministry of Infrastructure demands payment of our license fees in full.

Simultaneously with applying for conversion of our license fees we are also contesting the requirement to pay the license fees. We have filed applications with the Minister of Infrastructure to determine that the license fees associated with previously issued licenses have expired as a direct result of the conversion of such licenses to permits, and in the case of Netia 1 Sp. z o.o., our wholly owned subsidiary, which we refer to as Netia 1, also to obtain a refund of the license fees already paid since January 1, 2001. In the second half of 2002, all our local operating companies received decisions of the Minister of Infrastructure rejecting our companies' applications to establish that our license fee obligations have expired after conversions of our licenses into permits. The Minister of Infrastructure subsequently upheld its decisions in proceedings under motions for reconsideration. With regard to these decisions relating to all affected companies, we have appealed to the Supreme Administrative Court of Poland demanding the revocation thereof on the grounds of being contrary to the letter of law. We cannot predict, however, if the appeals will result in revocation of these decisions. Should the actions prove unsuccessful, the liability to pay the local license fees, including the aforementioned approximately EUR 47.7 million (approximately PLN 195.4 million at the average exchange rate quoted by NBP on December 31, 2002) (further increased by the extension fees) that became due and payable on December 31, 2002, may have a negative impact on the liquidity of the Netia group, unless we are able to obtain the conversion of these fees into investment obligations under the Conversion Act. On the date of this annual report all the aforementioned payments remain due and payable.

In December 2001, Netia 1 applied to the Minister of Infrastructure for a postponement of the payment date for a license fee installment in the amount of EUR 1,000,000 (approximately PLN 4.1 million at the average exchange rate quoted by NBP on December 31, 2002)due on January 31, 2002. On November 20, 2002, the Minister of Infrastructure issued a decision deferring the payment date for the license fee for Netia 1, due on January 31, 2002, in part until December 20, 2002 and in part until December 30, 2002. On December 2, 2002 Netia 1 applied for reconsideration of the matter and a subsequent deferral of payment until June 30, 2003. On April 9, 2003, the Ministry of Infrastructure issued another decision refusing changes to the terms established in the previous decision dated November 20, 2002. Furthermore, on December 2, 2002 Netia 1 applied to the Minister of Infrastructure for postponement of payment of a license fee installment amounting to EUR 1,000,000 due on January 31, 2003. On February 6, 2003 Netia 1 received a decision of the Minister of Infrastructure rejecting the motion for postponement. Netia 1 has also applied for reconsideration of the matter. On April 2, 2003, the Minister of Infrastructure issued a final decision refusing a deferral of the obligation due January 1, 2003. On April 18, 2003, Netia 1 paid the two outstanding license fee obligation installments in the amount of EUR 2,000,000 (approximately PLN 8.5 million at the average exchange rate quoted by NBP on April 18, 2003) and the applicable prolongation fees of approximately PLN 320,000 and penalty interest amounting to approximately PLN 314,000.

Although we intend to continue seeking the cancellation or conversion or deferral of or other redress for the license fees, we cannot assure you that our efforts will be successful. The requirement to pay these amounts would have a material impact upon our liquidity position and working capital availability.

Under the terms of the old licenses, which we contest, we were obliged to connect a specified number of subscribers to our network. These requirements are not met by our operating companies. Under the new Telecommunications Act, the terms of a permit do not include those obligations. We cannot assure you that these obligations will not be enforced by the new regulatory authority until we confirm that the permits obtained by our operating subsidiaries in exchange for the old licenses do not include those obligations. Unless the President of the Office for Regulation of Telecommunications and Post, which we refer to as the ORTP, eliminates or amends the requirements under the schedules to our permits, which were originally part of the old licenses, our operating subsidiaries may be required to install additional lines in commercially unattractive areas or else face the possible withdrawal of the permits by the new regulatory authority. Should this occur, we would be required to obtain new permits and negotiate new interconnection agreements, which would result in the need to reorganize our operations and have a material adverse effect on our financial results.

OUR BUSINESS STRATEGY MAY CHANGE

Following the successful completion of our restructuring, on May 6, 2003, our supervisory board adopted general guidelines for a new business strategy designed to focus on the long-term commercial objective of becoming Poland's provider of choice for business communications services. Although we expect that the supervisory board will adopt a detailed revised business strategy later this year, we cannot predict when and whether the detailed new strategy will be implemented and what the impact of any new strategy will be on our business. Moreover, it is possible that the implementation of a new strategy could eventually have an adverse effect on our business, financial condition and results of operations.

CHANGES IN SHAREHOLDERS' STRUCTURE MAY AFFECT OUR BUSINESS

As a result of our restructuring, we are not controlled by any strategic investor and are owned by a larger number of shareholders. Following the issuance of series H shares on December 23, 2002 to our pre-restructuring creditors, the share ownership of our pre-restructuring shareholders was diluted to 9% of our current share capital. Additionally, on May 16, 2003 we transferred to our pre-restructuring shareholders subscription warrants entitling them to subscribe to our series J shares. We also granted stock options for series K shares pursuant to our new stock option plan. If all subscription warrants are exercised and all stock options are granted and exercised, series J and series K shares will represent 19% of our share capital on a fully diluted basis which would reduce the relative holdings of our current shareholders. We do not have in place any provisions in our organizational documents nor are there provisions of Polish law to which we are subject, that materially prevent a change of control occurring as a result of a party acquiring a significant amount of our share capital by exercise of warrants or otherwise. Consequently, changes in control may occur and such changes may influence the composition of our supervisory board and management board and may therefore result in changes of our strategy and operations. If such changes occur, they could have an adverse effect on our business, financial condition and results of operations.

WE DEPEND ON TPSA FOR INTERCONNECTION WITH ITS NETWORK

Our ability to provide viable telecommunications services depends on our ability to interconnect with the telephone network of Telekomunikacja Polska S.A., which we refer to as TPSA, Poland's incumbent telecommunications provider. With certain limited exceptions, calls that originate on our network but terminate outside it, including most of the local and domestic long-distance calls placed by our customers, must interconnect with TPSA's network. The new Telecommunications Act requires TPSA to interconnect private telecommunications operators such as us to its network. We have successfully entered into interconnection agreements with TPSA in each of our permit territories, and our interconnection rights have been successfully enforced in Poland. However, we have historically experienced delays and difficulties in reaching interconnection agreements with TPSA, which delayed the commencement of commercial operations in some of the territories in which we operate. We have also encountered difficulties in finalizing an interconnection agreement with TPSA with respect to our provision of any new services, like domestic long-distance voice services in 2001 or premium rate services in April 2003. Further difficulties or delays in interconnecting with the TPSA's network and entering into interconnection agreements with TPSA for our new services or delays in extending the capacity of existing interconnection points may limit our ability to provide telecommunication services and have a material adverse effect on us.

Calls that originate on our network but terminate on TPSA's network account for a significant portion of the traffic generated by our customers. The interconnection charges relating to these calls are an important element of our operating cash flows. Currently, there is no uniform regulation of interconnection charges and TPSA negotiates separate interconnection agreements with each operator. In September 2001, the President of the ORTP issued a decision classifying TPSA as a dominant provider of telephone services, which means that TPSA must present a Reference Interconnection Offer, which we refer to as RIO, with the proposed general terms of interconnection agreements to the President of the ORTP for approval. On June 18, 2003, the President of the ORTP rejected four RIOs submitted by TPSA on May 20, 2003. The network interconnection RIO was rejected due to formal reasons - the fact that TPSA did not withdraw its application made to the Supreme Administrative Court regarding the decision of the President of the ORTP rejecting TPSA's previous network interconnection RIO submitted on December 18, 2002. The President of the ORTP was of the opinion that the approval procedure regarding the previous RIO is still open and no new RIO submissions in this regard may be made until the Supreme Administrative Court issues its decision or TPSA's application is withdrawn. The other three RIOs, regarding transit services for public operators, connections to premium rate services offered by other operators and connections to toll-free (free phone) services offered by other operators, were rejected by the President of the ORTP due to their numerous references to the network interconnection RIO, rendering the three RIOs unable to function independently. They were also deemed by the President of the ORTP to be non-compliant with the provisions of the new Telecommunications Act, in particular due to the lack of justification of different tariffs for different categories of operators, incorrect qualifications of services, the limitation of permissible connections only to types of services specified in RIOs, the limitation of operators benefiting from the RIO only to providers of local, domestic long-distance, international and mobile telephone services, the introduction of minimum thresholds of traffic volume and additional fees for traffic below such thresholds. Once the TPSA's RIOs are approved, the terms of interconnection proposed by TPSA to other operators should not be worse than those in RIOs, but each separate interconnection agreement should be negotiated individually. In the event the parties cannot agree on the terms of the interconnection agreement, the President of the ORTP may, on a case-by-case basis, establish the terms of each interconnection agreement negotiated between operators. Following the recent amendments to the new Telecommunications Act, the notion of a dominant operator is no longer used and TPSA is classified as an operator with significant market power, but its obligations described above remain unchanged. At present it is not possible to predict whether or when TPSA will comply with its obligations as an operator with significant market power (formerly classified as a dominant operator) under the new Telecommunications Act. Recent amendments to the new Telecommunications Act, which are expected to enter into force by October 2003 will give to the President of the ORTP the power to influence the content of a RIO, including the ability to change or adapt the level of interconnection fees to the requirements of the new Telecommunications Act, in line with the so called cost-based formula. These amendments were required to align the interconnection rules with the European Union regulations and are strongly supported by the market.

A material increase in the interconnection charges that we must pay arising from new interconnection agreements or failure of interconnection charges to decline in line with any future general reductions in retail telephone call charges could result in our lower margins or an inability to offer telephone services at competitive prices. After the opening of the international long-distance telecommunications market in Poland in 2003, we are no longer forced to pay the interconnection charges based on a percentage of TPSA's tariff when our customers place an international call, but we can choose our foreign partner and pay him a market-based international interconnection fee. In addition, in the case of a domestic long-distance call that is carried over TPSA's network irrespective of the old interconnection agreements which are based on a percentage of TPSA's tariff for these calls, we can choose an alternative route for such calls via our subsidiary Netia 1 and pay TPSA only the termination fee. Therefore, we are more independent from TPSA's tariffs for theses calls. However, any increase of call termination fees in TPSA's network could have a material adverse effect on our financial results. This could be especially important in the case of implementing new interconnection agreements based on RIOs, which are expected to include implementation of new tariffs for local termination of calls in TPSA's network.

LEGAL ENVIRONMENT OF OUR OPERATIONS

Access Deficit Charges

Pursuant to the recent amendments to the new Telecommunications Act, TPSA and other telecommunications operators with significant market power will be obliged to make their local subscriber loops available to other telecommunications operators. Nevertheless, according to the bill amending the Telecommunications Act, operators interconnecting with certain deficit local loops built by other operators will have to pay additional charges calculated in accordance with a formula specified in the law. The additional charges are to be settled within the regime of interconnection agreements between operators. We expect that the access deficit charges shall benefit TPSA the most, as TPSA is in possession of the largest number of deficit subscriber loops. The amending bill stipulates that these access deficit rules shall remain in force until the time the President of the ORTP publishes information on balancing the prices for telecommunications services, but in any event not longer than until December 31, 2003. The access deficit charges may have a negative effect on our financial position and results of operation.

Universal Service Obligation

Under the new Telecommunications Act, the operating companies in the Netia group are obliged to offer universal telecommunications services of a certain standard to every user located in their area of activity. Our focus is to operate telephone networks primarily in the largest cities, targeting primarily business subscribers. Even if the operating companies in the Netia group meet their obligations for the construction of a specified number of lines but it is determined that they have been unfairly narrowing their customer base to those customers who generate considerable telecommunications traffic, we may be in breach of the provision of the new Telecommunications Act that requires us to provide all users with equal access to the network, which could result in the withdrawal of our permits. Pursuant to the recent amendments to the new Telecommunications Act, which are expected to come into force by October 2003, we can be obliged to provide universal telecommunications services in each Polish province (wojewodztwo) in which we will be classified as having significant market power. According to the amendments the universal service obligation will now also include internet access for schools and other educational organizations. Today, only TPSA is classified as having significant market power in all of 16 Polish provinces.

Law on Public Procurement

The Polish Law on Public Procurement, with amendments which came into effect on January 1, 2003, applies in certain cases to orders made by entities offering telecommunications services. The Law on Public Procurement does not apply to such orders in cases where entities other than the ordering party offer the same services in the same area and under the same conditions. The amendments aim at aligning Polish law in the area of public procurement with the laws of the European Union. We believe that the new provisions applicable to providers of telecommunications services are unclear and do not precisely reflect the provisions of the relevant directives of the European Union. It will be difficult to ascertain when to apply the public procurement procedure. As a result, it is possible that in certain situations we may be in violation of the Law on Public Procurement. The President of the Public Procurement Office may request a court to declare our agreement violating the Law on Public Procurement to be void by operation of law, in whole or in part.

Provision of VoIP Services

We have offered Voice over Internet Protocol services, which we refer to as VoIP, since 2000. These services enable our customers to make international calls over the internet. TPSA requested that we and other operators that offer such services in Poland stop providing VoIP and asserted that they were the only operator entitled to offer international calls in Poland until January 1, 2003. We cannot assure you that we would prevail in this matter if we were taken to court. If TPSA prevailed in such a claim, we might be forced to pay damages to TPSA calculated on the basis of revenues that TPSA proves it lost.

Approvals and Rights-of-Way

The development, expansion and operation of our network will depend on, among other things, our ability to obtain regional governmental approvals and agreements for public and private rights of way on satisfactory terms and conditions. We cannot assure you that we will be able to obtain regional and local governmental approvals on acceptable terms, or the rights of way required to build out our network in the territories in which we operate or in other areas we plan to cover with our network. Our inability to obtain governmental approvals or rights of way to expand in accordance with our plans could have a material adverse effect on us. We have historically experienced, and expect to continue to experience in the future, delays in obtaining governmental approvals and rights of way, which have led to construction delays. These delays may increase as we seek to expand our network into historic city districts. Accordingly, we may be forced (and in certain areas we have already found it necessary) to utilize alternative technologies, such as wireless local loops, to minimize the impact of these factors. Our inability to obtain the necessary local approvals for additional radio link frequencies and rights of way may delay the build-out of our network in densely populated urban centers like Warsaw.

WE FACE SIGNIFICANT COMPETITION

In the voice market segment, we compete with TPSA, mobile operators and other alternative fixed-line telephone operators. In the unregulated data services market, we face strong competition from a large number of providers, of which TPSA is the largest. Competition in Poland is increasing rapidly. Since January 1, 2002, governmental authorities have been able to issue permits to provide telecommunications services to any operator meeting certain minimum statutory requirements and, accordingly, we expect to face more competition throughout Poland. Although we are unable to predict the extent to which new entrants will take advantage of the availability of these permits in the areas in which we operate, any potential competitors seeking to obtain permits to provide telecommunications services in those areas may incur lower entry costs than those we incurred. With three existing voice telephone operators, the Warsaw market will likely continue to be highly competitive. We cannot predict the extent of the impact of increasing competition on our business.

TPSA. TPSA has a leading position in fixed-line telephony and has a strong position in data and, indirectly through a majority-owned subsidiary, mobile services. With respect to fixed-line telephone services, we are subject to competition from TPSA in all of the territories in which we operate. TPSA is significantly larger than we are and controls infrastructure in many major cities in which we operate. Until the end of 2002, TPSA also had a monopoly in the provision of international fixed-line telephone services in Poland. TPSA's dominant position enables TPSA to set its tariff structure with greater flexibility. While it is impossible to predict how TPSA will react to competitors in terms of pricing policy, targeting specific markets, access to infrastructure and interconnection arrangements, we believe that TPSA will seek to match any attempt we make to compete on price in geographic areas and for customers that it believes are most attractive. In situations in which TPSA competes most aggressively with us, we have in the past been, and may in the future be, forced to provide discounts in order to attract new customers or maintain our existing customers. We expect TPSA to remain a strong competitor in Warsaw and in most of our major geographic markets for voice telephone services. TPSA will also continue to compete with us in providing services such as data transmission and internet access. Aggressive competition from TPSA could have a negative effect on our financial position and results of operations.

Since January 1, 2003, the new Telecommunications Act permits operators other than TPSA to provide international long-distance telephone services. In our revised business plan, we have provided for future revenues from our planned entry into international telephony long-distance services. However, our ability to provide those services will depend, among other things, on adjustments to TPSA's infrastructure and the ability of its clients to place international calls using our service.

Because of TPSA's dominant position in the telecommunications market in Poland and because the areas in which we operate do not for the most part overlap with those of other alternative operators, almost all of our indirect long-distance customers are TPSA subscribers. To date, TPSA has refused to bill its subscribers for any long-distance service we provide to them, and we therefore have to enter into separate agreements with such TPSA subscribers and must bill them separately. This inconvenience may discourage potential users of our indirect long-distance services from using our services, resulting in loss of revenues for us. In addition, the need to enter into separate agreements and to bill separately results in additional costs to us. This situation may continue unless the appropriate authorities intervene in our favor.

Mobile telecommunications providers. Mobile telecommunications providers have recently become a significant competitive element in our markets and compete with fixed telephony providers for subscribers. This resulted primarily from an increase in monthly charges by fixed-line operators as part of tariff rebalancing and a general decrease in charges by mobile telephony operators, which in turn attracted a significant number of subscribers to mobile providers.

Mobile telephony operators in Poland offer pricing plans without monthly fees, which certain customers find attractive. Accordingly, in the last year, many customers turned from fixed-line operators to mobile operators. In addition, mobile telephony operators have a strong market position and are subject to favorable interconnection regimes with fixed-line operators. Finally, Polish law does not classify mobile telecommunications as public services, and therefore, operators of such services are not required to provide them to all the potential clients who express their willingness to use such services.

Alternative operators other than Netia. Prior to the enactment of the new Telecommunications Act, the Polish Ministry of Infrastructure generally issued licenses to no more than one private operator (in addition to TPSA) to provide local telephone services within any particular geographic territory. These licenses were expensive compared to the permits introduced by the new Telecommunications Act on January 1, 2002, which cost EUR 2,500 per permit. As a result of the reduced costs of a permit and the elimination of the licensing system for new entrants, several operators have obtained permits and we expect an increase in the number of operators in all territories in which we operate.

In some areas where we hold permits, some large business organizations operate their own internal telecommunications networks (some of which include local residents as customers), which reduces the potential business we might receive from such organizations as customers and provides a potential source of competition in the future.

Other sources of competition. We also face competition in voice services from alternative forms of telephony services, including radio fixed-line access, cable television operators and providers of VoIP services. Further, as we expand our data services, we face increasing competition from a large number of various-sized data transmission providers. We cannot predict the effect on our operations that any of these competitors will have in the future.

Consolidation of the market. The high degree of fragmentation in the provision of telephone services among alternative operators may necessitate the consolidation of alternative operators in the Polish market. This consolidation may result in the creation of a viable competitor to TPSA. Although we have no definite plans regarding any structure or means of consolidation, it is possible that we will merge with some of our competitors. However, our role may be limited to a very minor one in any such case, especially if we are unable to obtain necessary financing. We cannot predict what effects such consolidation might have on our financial situation or how it will affect our shareholders. For example, if we are not able to participate in any such consolidation, we may face stronger competitors than currently exist in the market.

POSSIBLE FUTURE ACQUISITIONS MAY INVOLVE CONSIDERABLE COSTS AND MAY PLACE A SIGNIFICANT STRAIN ON OUR MANAGEMENT, FINANCIAL AND OTHER RESOURCES

The high degree of fragmentation in the provision of telephone services among alternative operators may necessitate the consolidation of alternative operators in the Polish market. We will evaluate potential acquisition and merger opportunities as they arise. The pursuit of these opportunities places significant demands on the time and attention of our senior management and may involve considerable financial and other costs with respect to identifying and investigating acquisition candidates, negotiating agreements and integrating the acquired businesses. We may require financing in order to pursue potential acquisitions.

The benefits of any potential acquisitions will depend on our ability to integrate the business that we acquire. Any future acquisitions may involve assumption of liabilities and the exposure to unforeseen liabilities of the acquired companies. We cannot assure you that suitable acquisition opportunities will arise in the future or that, if such acquisitions are made, the acquired businesses will be successfully integrated into the Netia group. Failure to integrate any acquired business into the Netia group may have an adverse impact on the results of our operations or our financial condition.

OUR BUSINESS IS SUBJECT TO RISKS POSED BY RAPID TECHNOLOGICAL CHANGES

The telecommunications industry is subject to rapid and significant changes in technology. We have utilized flexible and modern technology in our network's design, but we cannot predict the effect on our business of technological changes, such as changes relating to emerging fixed-line and wireless transmission technologies, VoIP technology and telephone-over-cable television. In order to be able to compete with other telecommunications operators, we may need to invest in new technology. Such telecommunications investments require significant capital expenditures, including, among other things, significant network and infrastructure build-out and upgrading, both in the initial phases and on an ongoing basis. The cost of implementing new technologies may significantly affect our liquidity in the future. Any limitation on capital expenditures could jeopardize the quality and range of our services and products and harm our competitive position, leading to the loss of customers, market share and/or revenues.

WE MAY EXPERIENCE PROBLEMS WITH OUR NEW BILLING AND CUSTOMER RELATIONSHIP MANAGEMENT SYSTEM

In March 2003, we successfully implemented a tailor-made program for cost reduction and revenue maximization, which we refer to as the CORE program, which consists of a complex scalable and integrated information technology platform for customer operations, including integrated billing and customer relationship management as well as reporting and revenue assurance functions. Due to the complexity of the CORE program and its potential significant impact on our billings, collections and customer service, its failure to function in line with our expectations may result in decreased revenues or cash flows, customer dissatisfaction or the diversion of human resources from other areas to address those disruptions at increased costs to us. Any of those developments may have an adverse effect on our business, financial condition and results of operations.

KEY MANAGEMENT MAY LEAVE US AND WE MAY FACE DIFFICULTIES ATTRACTING QUALIFIED MANAGEMENT

Our operations are highly dependent upon the quality of our personnel and our management. We cannot assure you that the departure of certain members of our management will not adversely affect our business, financial condition and results of operations. We would lose considerable management and operational know-how as the result of the departure of certain members of our management. Changes in our management may disrupt our operations by diverting the attention of our management from their usual areas of responsibility.

IF WE LOSE OUR KEY PERSONNEL OR IF WE ARE UNABLE TO HIRE AND RETAIN HIGHLY QUALIFIED EMPLOYEES, OUR BUSINESS OPERATIONS COULD BE DISRUPTED AND OUR ABILITY TO COMPETE COULD BE HARMED

Our success depends in large part on our ability to hire and retain highly qualified employees who possess the requisite qualifications and technical skills. The loss of key personnel could disrupt our business operations if we are unable to replace them with similarly qualified individuals. If we lose a number of our key employees to our competitors, our business operations could be disrupted and our ability to compete could be harmed.

WE ARE SENSITIVE TO THE EFFECTS OF CURRENCY FLUCTUATIONS

Our revenues and costs are denominated predominantly in Polish zloty with the exception of our license fees, which are denominated in euro, and payments for suppliers of certain equipment and services, which are linked to the U.S. dollar and the euro. Accordingly, we will face foreign exchange fluctuations from our obligations regarding license fees and certain payments described above. Any devaluation of the Polish zloty against the euro or U.S. dollar that we are unable to offset through price adjustments in our Polish zloty-denominated revenues will require us to use a larger portion of our revenues to service our non-zloty-denominated liabilities. These shifts in currency exchange rates may have an adverse effect on our ability to service our non-zloty-denominated obligations and, therefore, on our financial condition and results of operations.

In addition, our ADSs, trade in U.S. dollars. Fluctuations in the exchange rate between the Polish zloty and the U.S. dollar are likely to affect the market price of our ADSs. For example, because our financial statements are reported in Polish zloty, a decline in the value of the Polish zloty against the U.S. dollar would reduce our earnings as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. securities markets.

IT MAY NOT BE POSSIBLE FOR YOU TO EFFECT SERVICE OF LEGAL PROCESS, ENFORCE JUDGMENTS OF COURTS OUTSIDE POLAND OR BRING ACTIONS BASED ON SECURITIES LAWS OF JURISDICTIONS OTHER THAN POLAND AGAINST US OR AGAINST CERTAIN MEMBERS OF OUR MANAGEMENT BOARD

We and certain members of our management board and supervisory board are residents of Poland. In addition, our assets and a portion of the assets of members of our management board and supervisory board are located in whole or in substantial part in Poland. As a result, it may not be possible for you to effect service of legal process within the United States or elsewhere outside Poland upon certain of our members of the management board and supervisory board, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, it may not be possible for you to enforce against us or the members of our management board and supervisory board judgments obtained in courts outside Poland, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in Poland, but it may be recognized by Polish courts on the basis of reciprocity, international agreements or conventions.

WE MAY NOT BE ABLE TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

We have never paid dividends in any form, and we cannot assure you that we will pay dividends in the future.

RISKS RELATING TO OUR MARKET

THERE ARE RISKS ASSOCIATED WITH INVESTING IN EMERGING MARKETS SUCH AS POLAND

Poland is generally considered by international investors to be an emerging market. As a result, we cannot assure you that political, economic, social and other developments in other emerging markets will not have an adverse effect on the trading price of our securities.

Due to the many formalities required for compliance with the laws in Poland's regulated economy and the rapid changes that Polish laws have undergone in the 1990s, we may from time to time have violated, may be violating and may in the future violate, the requirements of certain Polish laws, including provisions of labor, foreign exchange, customs, tax and corporate laws and provisions related to notice filings to the Office of Consumer and Competition Protection. Any such violations could have a material adverse effect on us.

In anticipation of the entry into the European Union on May 1, 2004 and to facilitate interaction with European Union members, the Polish government has generally taken steps to harmonize Polish legislation with that of the European Union, including the entry into force on January 1, 2001 of the New Telecommunications Act in order to bring Polish telecom regulation more in line with European Union regulation. Poland's entry into the European Union on May 1, 2004, can lead to alterations to the current or currently anticipated regulatory environment that will be unfavorable for us, such as the introduction of the permit system in the New Telecommunications Act allowing for the low-cost entry of new competitors into the provision of telephony services, or that will have a material adverse effect on our business, results of operations and financial condition.

Our revenues and costs are dependent on a variety of factors influenced by the Polish economy as a whole, as well as by regional economies within Poland. These factors include, among others, increases or decreases in Polish gross domestic product, inflation (which has in recent years been significantly higher than in the United States or the European Union), unemployment, the size and demographic characteristics of the population and growth in the services and retail sectors. Any future adverse developments in any one or more of these factors, in particular a deterioration in the state of the Polish economy, and any resulting deceleration in the demand for telecommunications services could have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO OUR ADSS

HOLDERS OF OUR AMERICAN DEPOSITARY SHARES MAY NOT BE ABLE TO SELL THEM

Following the de-listing of our ADSs from the Nasdaq National Market on October 15, 2002, our ADSs are quoted through the Pink Sheets. As reported by the Pink Sheets on their website, from October 15, 2002 only insignificant number of our ADSs were traded through the Pink Sheets. Consequently, you may not be able to sell your ADSs due to the lack of a liquid market for our ADSs. On May 22, 2003, our management board resolved not to apply for re-listing of our ADSs on the Nasdaq SmallCap Market.

Further, our ADSs became subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, which imposes additional sales practice requirements on broker-dealers that sell low priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell our ADSs and may adversely affect the ability of holders to sell our ADSs in the secondary market.

SEC regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price of less than US$5.00 per share or with an exercise price of less than US$5.00 per share, subject to certain exceptions. The closing price of our ADSs on June 16, 2003 on the Pink Sheets was US$2.80 per ADS. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

"Penny stock" regulations could have a severe adverse effect on the liquidity of the market for our ADSs.

HOLDERS OF OUR AMERICAN DEPOSITARY SHARES WILL NOT BE ABLE TO CONTINUE HOLDING OUR AMERICAN DEPOSITARY SHARES

On May 22, 2003 we instructed The Bank of New York, whom we refer to as the Depositary, to close the transfer books for our ADSs and not to accept any shares for deposit under the Third Amended and Restated Deposit Agreement, dated May 21, 2003, which we refer to as the Deposit Agreement, between the Company, the Depositary and the owners and beneficial owners of the American Depositary Receipts issued thereunder. Consequently, you are not able to deposit our shares that you hold with the Depositary in exchange for our ADSs.

On May 22, 2003 we instructed the Depositary, to terminate the Deposit Agreement. The Deposit Agreement will terminate after 90 days from delivery of a termination notice by the Depository to holders of our ADSs. During 180 days following the termination of the Deposit Agreement you will be able to exchange your ADSs for our ordinary shares. After the expiration of such 180 days, the Depositary may sell your ADSs and hold the net proceeds of such sales for your benefit.

HOLDERS OF OUR AMERICAN DEPOSITARY SHARES MAY NOT RECEIVE THE ECONOMIC VALUE OF OUR WARRANTS

In connection with our restructuring, we issued warrants to our shareholders who held our shares on December 22, 2002, each one of which will entitle the holder thereof to exercise such warrant for one series J share of the Company. Half of these warrants will entitle their holders to subscribe for such shares by April 29, 2005 and the remaining half will entitle their holders to subscribe for such shares by April 29, 2006. The exercise price for each warrant will be PLN 2.53.

Warrants held by U.S. persons will be restricted both as to transfer and as to exercise. In accordance with the terms of the Deposit Agreement governing the Company's American Depositary Shares facility, persons holding ADSs under that facility did not receive the warrants. It is expected that cash proceeds from sales, if any, of warrants by the Depositary would be distributed by the Depositary to holders of our ADSs in accordance with the terms of the Deposit Agreement. It is also expected that the Depositary will set a record date for holders of ADSs who will be entitled to receive proceeds from the sales, if any, of the warrants. The Depositary may not be able to sell the warrants on the Warsaw Stock Exchange prior to their expiration. In such event, the warrants will lapse and no cash proceeds will be distributed to ADS holders.

ITEM 4.    INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

We are the largest, in terms of value of generated revenues, alternative fixed-line telecommunications provider in Poland. All of our services are provided by our subsidiaries that possess the required telecommunication permits. The Company controls, directly or indirectly, all of the companies that constitute the Netia group. The Company's activities are limited to the management of the Netia group and financing activities carried out by its various subsidiaries.

In December 2002, our supervisory board approved a plan to consolidate our operating subsidiaries. The current structure of the Netia group primarily resulted from the need to establish a separate entity for each telecommunications license held. The supervisory board approved the consolidation in an effort to reduce management costs, tax risks and operational problems as well as to simplify our intra-group financing and legal arrangements. This plan to consolidate our subsidiaries will result in most operating companies currently held by the Company being merged into the holding company. As part of the process the Company has performed a series of acquisitions of minority holdings in various Netia group operating companies. Furthermore, all shares in the operating companies held previously by various entities in the Netia group were sold to the Company on June 13, 2003 and the majority of dormant entities were sold to third parties. The operating subsidiaries' telecommunication licenses (converted to permits) are not transferable. As a result, we believe that the existing telecommunication permits, except for the permit issued to our subsidiary Netia Telekom S.A., which we refer to as Netia Telekom, in 2002, will expire when we merge the operating subsidiaries into the Company. The expiration of these permits will not give us the right to claim the return of the license fees that we previously paid. It is not certain whether the expiration of the permits would result in any exemption from additional payments related to our outstanding obligations. After the merger, the parent company will continue to provide telecommunication services under a single new permit that it intends to obtain for the nominal fee of EUR 2,500 in 2003.

Historically, we have achieved our growth mainly through investment in our infrastructure. We completed our planned backbone nationwide network build-out in 2002. The network consists of the nationwide backbone network, a series of intra-city networks and local access networks. Our nationwide backbone network connecting Poland's largest urban areas stretched 3,840 kilometers as of March 31, 2003. The construction of the duct system of our nationwide backbone network is completed. In the future this infrastructure can be extended by additional fiber-optic cables and transmission equipment, in accordance with the growth of the customer base.

HISTORY

Netia Holdings S.A. was established on July 13, 1990 and incorporated under Polish law on September 7, 1990 by an entry in the commercial register under RHB number 23383, maintained by the District Court for the capital city of Warsaw, XVI Commercial and Registry Department, as a limited liability company under the name R.P. Netia Telekom Sp. z o.o. On April 28, 1992, an ordinary general meeting of shareholders adopted a resolution on a transformation of the Company into a joint stock company which took effect on July 1, 1992. On August 26, 1997, an extraordinary general meeting of shareholders changed the Company's name from R.P. Netia Telekom S.A. to Netia Holdings S.A. which took effect on September 9, 1997. On June 12, 2003, a general meeting of shareholders adopted a resolution changing the Company's name from Netia Holdings S.A. to Netia S.A. This change will become effective upon registration by the Polish court. As of the date of this annual report, such registration is pending. Currently, Netia Holdings S.A. is registered under KRS number 0000041649 with the District Court for the capital city of Warsaw, XX Commercial Division of the National Court Register and has its corporate seat and registered office at ul. Poleczki 13, 02-822 Warsaw, Poland, tel: +48 22 330 2000.

FINANCIAL RESTRUCTURING

Background

On December 15, 2001, we defaulted on several interest payments on two series of our notes. Those defaults triggered cross-default provisions under the terms of the indentures governing our four other series of notes and, as a result, we were in default on all six series of the issued notes that were then outstanding. We also defaulted on swap payments under certain swap agreements and failed to make all subsequent payments of interest due after December 15, 2001. As a result of these defaults and a decline of a level of shareholders' equity, which - as calculated according to Polish Accounting Standards - has been in deficit since December 31, 2001, we were required to file for bankruptcy under Polish law unless we petitioned for the opening of arrangement proceedings. To avoid filing for bankruptcy, the Company, and its two operating subsidiaries Netia Telekom S.A., and Netia South Sp. z o.o., which we refer to as Netia South, petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

On March 5, 2002, we entered into the Restructuring Agreement, concerning the restructuring of our debt, with an ad hoc committee of our noteholders, certain financial creditors, Telia AB (publ.) (currently TeliaSonera AB (publ.)), which we refer to as Telia, and the following companies controlled by Warburg, Pincus & Co., which we collectively refer to as Warburg: Warburg, Pincus Equity Partners, L.P., Warburg Pincus Ventures International, L.P., Warburg Pincus Netherlands Equity Partners I, C.V., Warburg Pincus Netherlands Equity Partners II C.V., Warburg Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited. Together, Telia and Warburg then owned approximately 57.4% of the Company's share capital and acted, with respect to the Restructuring Agreement, separately as the two largest shareholders of the Company. Subsequently the Restructuring Agreement was signed by the majority of our creditors. Under the Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen our balance sheet.

On June 14, 2002, we entered into the Exchange Agreement with a substantial majority of the consenting creditors who were parties to the Restructuring Agreement. The Exchange Agreement further specified terms of the Restructuring Agreement and provided the means for implementing those terms.

The restructuring process encompassed legal proceedings in three jurisdictions and consisted of Dutch moratorium proceedings, Polish arrangement proceedings and proceedings in the United States of America under Section 304 of the U.S. Bankruptcy Code. Pursuant to the Restructuring Agreement and the Exchange Agreement, NH BV, the Company's wholly-owned Dutch subsidiary, issued the 2002 Notes to holders of the existing notes and JPMorgan Chase Bank, in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan Chase Bank. In addition, creditors of the Netia group had an opportunity to subscribe with their reduced claims in the form of installment obligations for series H shares issued by the Company. On December 23, 2002, the Company's creditors subscribed for 312,626,040 series H shares offered by the Company in exchange for such installment obligations. Pursuant to the Restructuring Agreement and the Exchange Agreement, the par value of the Company's ordinary shares was reduced on January 30, 2003 from PLN
6.00 to PLN 1.00.

Under the Restructuring Agreement and the Exchange Agreement, the Company's record shareholders as of December 22, 2002 were issued on May 16, 2003 32,424,221 two-year warrants and 32,424,221 three-year warrants to acquire 64,848,442 ordinary shares representing 15% of the Company's post-restructuring share capital (taking into account the issuance of 18,373,785 ordinary shares representing up to 5% of the outstanding share capital in respect of a key employee stock option plan). Each two-year warrant entitles its holder to subscribe for one series J share by April 29, 2005 and each three-year warrant entitles its holder to subscribe for one series J share by April 29, 2006. On April 12, 2003, the supervisory board approved the strike price for the warrants at PLN 2.53, which corresponds to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the registration of series H shares by the Polish court. The Company also plans to issue up to 18,373,785 ordinary shares under a key employee stock option plan.

Status of the Restructuring

Dutch Court Proceedings. A Dutch court presiding over the moratorium proceedings entered its decision on November 6, 2002 confirming the moratorium arrangements relating to three special-purpose Dutch finance subsidiaries of the Company and that decision became final and unappealable on November 15, 2002. As a result of that decision, the existing liabilities of those subsidiaries under the notes and swap agreements have become unenforceable.

Polish Court Proceedings. The guarantees issued previously by the Company to noteholders and swap counterparties were reduced separately in the Polish arrangement proceedings to 8.7% of their original value, which we have to repay in installments between 2007 and 2012. The Polish court decision with respect to the Company's arrangement plan became final and unappealable on December 3, 2002. We also conducted the Polish arrangement proceedings separately for Netia Telekom and Netia South relating to intra-group debt and the other swap arrangements. The arrangement plans for Netia Telekom and Netia South were approved by the Polish courts on June 25, 2002 and December 4, 2002, respectively, and the approval decisions became final and unappealable on January 2, 2003 and December 19, 2002, respectively. The Polish arrangement proceedings resulted in a reduction of Netia Telekom's and Netia South's liabilities to 8.7% and 1% of their original values, respectively.

U.S. Court Proceedings. In an order dated March 7, 2003, the U.S. Bankruptcy Court gave full force and effect in the United States to our Polish arrangement plans and Dutch composition plans ratified earlier by Polish and Dutch courts, respectively. The court also ordered that a previously deposited amount of approximately EUR 13,969,000 (PLN 61,534,000 at the average exchange rate quoted by NBP on March 31, 2003), which was set aside to make certain interest payments on one of the series of notes, be turned over to the Company immediately following the completion of the final step of the Company's restructuring, which required issuance of warrants to our pre-restructuring shareholders. The warrants were made available to them on May 16, 2003 and, accordingly, these funds were released on May 29, 2003.

Objecting Claimholders. On October 21, 2002, the Company, Netia Telekom and Netia South entered into an agreement with a minority group of our claimholders who previously objected to the restructuring. Pursuant to this agreement, these claimholders withdrew all their claims in connection with the arrangement proceedings in Poland. In addition, their appeal from the court's ruling in the United States 304 proceeding was dismissed without prejudice to reinstatement in the event that we did not complete the restructuring. However, on February 10, 2003, the claimholders withdrew their objections to the United States 304 proceedings, including objection to the turnover of the deposited amounts referred to above to us, and their appeal was dismissed with prejudice.

Series H Shares, Series K Shares, Warrants and Underlying Series J Shares and the 2002 Notes. Under the terms of the Restructuring Agreement, the Company agreed to issue series H ordinary shares to the creditors parties to that agreement, to issue warrants to its pre-restructuring shareholders and that it could implement a stock incentive plan under the terms of which it could issue ordinary series K ordinary shares. On November 29, 2002, the Polish Securities and Exchange Commission, which we refer to as the Polish SEC, decided to admit to public trading up to 317,682,740 ordinary series H ordinary shares, 64,848,652 ordinary series J ordinary shares (underlying the warrants) and 18,373,785 ordinary series K ordinary shares to be issued in connection with restructuring. Furthermore, the Polish SEC gave its consent for the introduction to public trading of certain notes that would facilitate the issuance of the warrants and the ordinary series K ordinary shares. The notes do not represent material indebtedness of the Company.

On December 23, 2002, the subscription of series H ordinary shares and issuance of the 2002 Notes were completed. We allocated 312,626,040 series H ordinary shares out of total of 317,682,740 offered to our creditors. The price per share was PLN 1.0826241. NH BV issued EUR 49,869,000 in aggregate principal amount of our 2002 Notes (approximately PLN 198,757,886 at the average exchange rate quoted by NBP on December 23, 2002) in exchange for the existing notes of that subsidiary and of Netia Holdings II B.V., another one of our Dutch finance subsidiaries, which we refer to as NHII BV. NH BV also issued some of the 2002 Notes to JPMorgan Chase Bank for claims under swap arrangements between it and Netia Holdings III B.V., our third Dutch finance subsidiary, which we refer to as NHIII BV, in accordance with the agreed terms of restructuring and the composition plans for each of the Company's Dutch subsidiaries.

On January 30, 2003, the Polish court registered the series H ordinary shares. Those shares were registered with the Polish National Securities Depository on February 10, 2003 and on February 13, 2003 they commenced trading on the Warsaw Stock Exchange. The registration of series H ordinary shares provided the Company's creditors with shares representing approximately 91% of the Company's share capital.

On May 16, 2003, we issued 64,848,221 warrants pursuant to a prospectus, dated April 17, 2002, as subsequently amended, prepared under Polish law and made available in Poland on December 2, 2002. We issued the warrants to holders of record of the Company's shares as of December 22, 2002. On April 12, 2003, the Company's supervisory board approved the strike price for the warrants at PLN
2.53. The supervisory board determined the strike price in accordance with the provisions of the Restructuring Agreement which required the strike price to be equal to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for 30 trading day beginning 31 days following the registration of series H shares by the Polish court . Pursuant to a resolution of the General Meeting of Shareholders held on April 4, 2002, the warrant strike price is the issue price for series J ordinary shares. The warrants began trading on the Warsaw Stock Exchange on May 27, 2003 under the symbols NETPP02 and NETPP03.

Redemption of 2002 Notes. On March 24, 2003, the Company redeemed the outstanding 2002 Notes for a total amount of EUR 51,096,381 (approximately PLN 221,482,373 at the average exchange rate quoted by NBP on March 24, 2003) including interest accrued until that date, following Netia's supervisory board approval and recommendation by the Company's management board. The decision was driven by concerns over both the high costs of servicing the debt (including establishing the security for the 2002 Notes as required under the indenture governing them) and the substantial restrictions imposed by that indenture's covenants on the Company's flexibility to run its daily business.

Current Financial Condition

The restructuring resulted in a surplus of approximately PLN 3,553,712,000 in other reserves of shareholders' equity (under IAS), which was recorded in the Other Reserve component of the shareholders' equity, calculated as the difference between the amount of reduction in carrying values of all liabilities subject to restructuring of approximately PLN 4,096,068,000 and the total of:

          o the net present value of reduced liabilities in the form of installment obligations not exchanged into shares (approximately PLN 5,141,000),

          o    the value of the 2002 Notes (approximately PLN 198,757,886), and

          o the issuance value of new ordinary series H ordinary shares issued (approximately PLN 338,457,000) and was recorded in Other Reserve component of shareholders equity.

The restructuring has permitted us to regain solvency. The restructuring did not lead to the elimination of all of our outstanding debt. We will have to repay the outstanding installment obligations at the nominal amount of approximately PLN 11,872,000 (recorded at present value of future obligations of approximately PLN 5,276,000 at March 31, 2003) between 2007 and 2012. This represents indebtedness that was not exchanged for series H ordinary shares offered by the Company in December 2002.

As a result of the restructuring, as of March 31, 2003, shareholders' equity (under IAS) amounted to approximately PLN 2,722,033,000 and the Company had a working capital deficit, including short term license fee obligations, of approximately PLN 91,656,000.

As the restructuring is complete, management does not believe that events or conditions exist that may cast significant doubt on our ability to continue as a going concern. However, management will continue to take steps aimed at preserving our cash, such as substantial reductions in capital and operating expenditures in comparison with our prior plans and steps aimed at seeking to confirm expiry, cancellation, deferral or conversion of our remaining license fee obligations of nominal value of approximately PLN 420,190,000 on March 31, 2003. Cash and cash equivalents held by the Netia group as at March 31, 2003 amounted to approximately PLN 110,855,000. We also held approximately PLN 61,534,000 in a restricted deposit account, which pursuant to the U.S. Bankruptcy Court's decision was released to us on May 29, 2003 after the warrants became available for receipt by our pre-restructuring shareholders.

RECENT ACQUISITIONS

On April 8, 2003, Netia Swiat S.A., one of our subsidiaries, acquired from TDC Internet A/S 17,424,332 shares of TDC Internet Polska S.A., which we refer to as TDC. TDC controls the following seven entities: Polbox Sp. z o.o., Pik Net Sp. z o.o., Publiczny Dostep do Internetu Sp. z o.o., Multinet S.A., Internet Data Systems S.A., Polska On-Line Holding S.A. and Polska On-Line Sp. z o.o. The total price for the acquisition of all shares was EUR 1,000. TDC is an internet services provider. The acquisition will allow us to strengthen our position in this business segment.

SERVICES

We are the largest alternative fixed-line telecommunications provider in Poland (in terms of value of generated revenues). We own and operate a backbone network and we own, operate and are continuing to build local access networks.

Since our inception, the Polish government has granted us licenses (currently converted into permits) to provide voice telecommunications services in 24 license areas in Poland, including Warsaw. In 1999, we were granted a license to provide internet access, other internet services and data transmission services in Poland. In 2000, we received a license to provide domestic long-distance voice telecommunications services throughout Poland. In 2002, we obtained a countrywide permit for the provision of telecommunications services.

In August 2001, following our execution of an interconnection agreement with TPSA, Poland's incumbent telecommunications provider, we began providing domestic long-distance service. We also offer international long-distance services (using both VoIP technology as well as standard lines) and fixed-to-mobile (two-stage) access. Customers, including those of other telecommunications operators, can access our domestic long-distance service by dialing a "1055" prefix after they have entered into a subscription agreement with us. We are currently providing these services using our backbone network and using leased lines in areas not yet reached by our backbone.

We continue to offer selected wholesale services to other telecommunications carriers operating in Poland. We believe that these services will provide us with a significant opportunity to enhance our operating margins by leveraging our investment in our infrastructure through the greater utilization of our network. We believe that our substantial capacity will give us the flexibility to sell excess capacity and dark fiber, domestically and internationally.

Our nationwide backbone network connecting Poland's largest urban areas stretched 3,840 kilometers as of March 31, 2003. The planned build-out of our backbone network has been completed. We can extend our infrastructure in the future by additional ducting, fiber optic cables and transmission equipment, in accordance with the growth of the customer base. We are also constructing broadband radio access networks in several large cities, including Warsaw, using radio frequency spectrum we acquired in February 2000. We believe that these radio access networks will allow us to rapidly connect business customers while our intra-city networks are under construction and will continue to complement our fiber-optic networks after we complete them.

We continually review our plans to take into account business developments and opportunities and changes in the competitive and regulatory environment in which we operate. Macro-economic factors, such as the general slowdown of the Polish economy, also affect our plans. Consistent with our continuing review, we are currently in the process of making adjustments to the organizational structure of our sales, marketing and product development departments.

LISTING INFORMATION

In July 1999, we became the first Polish company to list its ADSs on the Nasdaq National Market and, in June 2000, we listed our ordinary shares on the Warsaw Stock Exchange.

Our ordinary shares are currently listed on the Warsaw Stock Exchange under the symbol "NET". Between August 1999 and October 2002, our ADSs were quoted on the Nasdaq National Market. On October 14, 2002, the Nasdaq Listing Qualifications Panel, which we refer to as the Panel, decided to delist our ADSs from the Nasdaq National Market, effective the next day due to our failure to meet all continued listing requirements, including the requirement that we have a minimum of U.S.$ 4.0 million in net tangible assets and a minimum of U.S.$ 10.0 million in stockholders' equity, and because we filed for arrangement proceedings in Poland and filed a section 304 petition in the U.S. Bankruptcy Court.

On January 21, 2003, the Nasdaq Listing and Hearing Review Council, which we refer to as the Listing Council, reversed the Panel's decision and remanded the matter to the Panel after its review of the decision of the Panel and additional information submitted by the Company regarding the status of the financial restructuring. The Listing Council noted that the Panel's decision, dated October 14, 2002, to delist the Company's ADSs from the Nasdaq National Market was correct and appropriate at the time it was made. The Listing Council instructed the Panel to re-list the Company's ADSs on the Nasdaq SmallCap Market upon the Panel's review of the Company's application. On May 22, 2003 the Company's management board formally resolved not to file an application for re-listing the Company's ADSs on the Nasdaq SmallCap Market.

Currently, our ADSs are quoted in the United States on the Pink Sheets.

PRINCIPAL CAPITAL EXPENDITURES

In March 1998, we obtained licenses for the provision of telecommunications services and the operation of local telecommunications networks in four major cities of Poland (Krakow, Katowice, Gdansk and Poznan). Our investments in these regions, as well as in the region of Lublin (another major city for which we have held a license since 1996) grew to their highest levels in the years 1999 through 2001. In June 2000, we obtained a license for the provision of telecommunications services in the city of Warsaw and the construction of an access network and a fiber-optic city ring became one of our primary objectives. In 2000, we launched another significant investment project and began the construction of our backbone network covering the entire territory of Poland. The majority of capital expenditures related to this project were incurred in 2001 and 2002. In 1999, we were granted a data transmission license. In 2000 and 2001, we began the construction of network used for internet and data transmission, which we refer to as IP/ATM network. Since 1999, we have continued the construction of our local access networks within territories covered by our licenses. We are also constructing intra-city networks in Warsaw and nine other major cities, and have substantially completed construction in five of these cities (Krakow, Katowice, Gdansk, Lublin and Poznan). We are constructing broadband radio access networks in order to access customers more rapidly while we complete the build-out of our fiber-optic networks in these cities. The broadband networks will continue to complement our fiber-optic networks. As of March 31, 2003, our local access network had 345,447 active subscriber lines and 501,512 connected lines.

Net cash used in investing activities was approximately PLN 468.3 million during the year ended December 31, 2002 compared to approximately PLN 639.2 million during the year ended December 31, 2001. The decrease in outflows from investing activities relating to purchases of fixed assets and computer software is in line with our revised business plan, which contemplates a significant reduction in such expenditures as compared to our previous plans. Cash used in investing activities for the purchase of fixed assets and computer software was PLN 270.6 million (U.S.$ 70.5 million) for the year ended December 31, 2002 compared to approximately PLN 582.8 million (U.S.$ 151.8 million) for the year ended December 31, 2001.

Net cash used in investing activities was approximately PLN 639.2 million during the year ended December 31, 2001 compared to approximately PLN 1,357.5 million during the year ended December 31, 2000. This decrease reflected the deposit of approximately PLN 219.9 million in investment accounts during the year ended December 31, 2000, in connection with the issue in June 2000 of our 13.75% Senior Notes due 2010 as well as the payment of license fees of approximately PLN 360.0 million during the year ended December 31, 2000 compared to approximately PLN 4.0 million during the year ended December 31, 2001. This decrease in cash used in investing activities was also due to a decrease in the amount of fixed assets purchased, such as switches and fiber-optic cable. Cash used in investing activities for the purchase of fixed assets was approximately PLN 582.8 million during the year ended December 31, 2001 and approximately PLN
756.7 million during the year ended December 31, 2000. These decreases were partially offset by the purchase of minority interest shareholdings pursuant to our pre-existing contractual obligations - including shareholdings in Netia 1 - by the Company for approximately PLN 60.9 million during the year ended December 31, 2001.

Our planned capital expenditures in 2003 amount to approximately PLN 90.1 million. These capital expenditures will be financed from our own resources.

B.         BUSINESS OVERVIEW

GENERAL

We own and operate a backbone network, and we own, operate and are continuing to build local access networks. At March 31, 2003, our access network had 345,447 active subscriber lines, including 108,603 business lines, and our backbone network stretched 3,840 kilometers. Our subsidiaries obtained licenses from the Ministry of Infrastructure of Poland for the provision of local telephone services in areas that included six of the Poland's largest cities - Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of our subsidiaries, Netia 1, obtained a license for domestic long-distance telephone services. As of January 1, 2001, pursuant to the new Telecommunication Act, all telephone licenses were converted by virtue of law into telecommunication permits.

As of December 31, 1999 we have provided a broad range of telecommunications services including voice, data and internet-access services. In 2000 our voice telephone services included switched, fixed-line voice telephone service, Integrated Services Digital Network, which we refer to as ISDN, and voice mail. We also provided internet access and data services in major urban areas. In addition, we offered, on a selective basis, leased lines in connection with our voice, internet and data services as well as other selected internet and telecommunications services such as VoIP, web design, web hosting and co-location services.

We launched wholesale services, including the wholesale termination of in-bound traffic in early 2001. We offer data transmission services, including, since September 2001, frame relay services. We are one of the two operators in Poland offering, since February 2002, services based upon an Intelligent Network: free-phone (toll free) ("0800") and split charge ("0801"). In the second half of 2002, we began offering duct, dark fiber and capacity leasing and co-location services. In accordance with the provisions of the new Telecommunication Act liberalizing the market for international long-distance calls, as of January 1, 2003, we began offering international long-distance services, based on standard lines, in addition to alternative service based on VoIP technology. We commenced offering "0-708" premium rate services in April 2003.

Our backbone network that connects the largest Polish cities as well as our local access networks currently allows for the provision of various voice telephone services. These services currently include switched, fixed-line voice telephone service (including domestic long-distance, international long-distance and fixed-to-mobile services), dial-up and fixed-access internet, leased lines, voice over internet and co-location services.

We are also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through our 58.2% owned subsidiary, Uni-Net Sp. z o.o., which we refer to as Uni-Net.

We have focused on servicing Poland's growing business market. Business customers accounted for 31.4%, 31.0%, 28.5%, 25.3% and 20.5% of our total active subscriber lines on March 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000 and December 31, 1999, respectively.

BUSINESS STRATEGY

As a result of our restructuring, our shareholder base changed and consequently earlier this year our new shareholders appointed new members to our supervisory board. There have been resulting changes to our management board as well. The restructuring also served to strengthen our balance sheet. These changes in our corporate governance and financial condition have precipitated a review of our business strategy.

Our supervisory board adopted general guidelines for our new business strategy on May 6, 2003. Our management is currently working on the preparation of a detailed business strategy. Our strategic goal is to be Poland's provider of choice for business communications services. We will strive to ensure the highest level of customer satisfaction and offer advanced solutions, including data transmission, internet and broadband services in addition to traditional voice products.

Market Segmentation

Over the past two years, we have focused on delivering our services to business clients, which today account for approximately 65% of our revenues. We intend to further meet the needs of these business clients by providing a wider variety of our services to each client with network investment if cost justified. Additionally, we may pursue acquisitions that support our strategic objectives.

We believe that it is useful to view our target market in terms of the following segments, based upon revenue sources and their differing service needs:

     o Mass Market. This market includes residential customers and small office / home office businesses.

     o Business Segment. This market includes small- to medium-sized enterprises and large-sized enterprises.

     o Key Accounts. This market includes selected larger corporate clients and carriers.

We believe that our immediate opportunity to pursue our strategy will be in the Business Segment. In order to successfully pursue these opportunities will have to reorganize the relevant units within the Netia group and reallocate our operating and capital investments. We also intend to augment, within the next six to twelve months, our internal competences so that we may better serve those clients we identify as our Key Accounts. In the course of preparing our new business strategy, we intend to organize our operating units according to this business segmentation model. We will also expand our range of business-based services. This will be achieved through: (i) acquisitions, (ii) economically justified network extensions, increasing our available footprint through organic build-out and/or assets acquisitions, and (iii) introduction of new products and services.

With respect to our Mass Market clients, we intend to optimize the level of service and expenses allocated to this market segment by capitalizing on efficiencies available with the newly implemented customer relationship management system. Investment in the mass market segment will be allocated to customer retention, churn reduction and maintenance of the existing customer base.

Our development will be financed from our own resources and savings created by:
(i) optimization of the mass market segment, (ii) implementation of additional operational improvements within the Netia group and (iii) financial synergies arising from mergers with acquired companies. However, the acquisitions of large entities, including mergers, may require additional financing.

Product and Service Offerings

As part of our strategy, in order to reflect the different needs of our various market segments, we offer a range of products and services tailored to those needs. For example, we have noticed a growing demand for complex solutions for our business customers and our range of products permits us to offer each customer a product and service package suitable to its individual needs. To date, we have derived our revenues primarily from direct voice telephone services and, to a lesser extent, from data, internet, indirect and wholesale services. Because we expect revenues from data, internet, indirect and wholesale services to grow in the future, on an absolute basis and relative to direct voice telephone services, we intend to emphasize those product offerings. We believe that, with a network covering the most important urban centers in Poland, we are well positioned to take advantage of the opportunities in this market. We currently provide indirect services such as fixed-to-mobile access, indirect internet, domestic and international long-distance and international VoIP telephony. We expect demand for indirect services to grow rapidly in Poland, because we have observed similar growth trends in Western Europe. We also currently offer wholesale services such as ducts, dark fiber, capacity, telehousing and voice termination. We expect the importance of these services, as well as data and internet services, to increase as has also been observed to be the case in Western Europe. We will continue introducing new products and services for the business segment following clients' needs and technological trends.

Infrastructure

Historically, we have achieved our growth mainly through investment in our infrastructure. We intend to continue to invest in our infrastructure but on a more selective basis, focusing on connecting business customers in the urban areas where we operate or expanding into new urban areas where we believe we can attract new business customers. In places where it is not economically justifiable for us to make infrastructure investments, we intend to deliver our services through the infrastructure of other operators. In the residential market, we intend to achieve our business strategy through a more efficient use of our existing network and through indirect access services. That means that we intend to use the access network of other operators, primarily TPSA, to provide additional internet, domestic and international long-distance and fixed-to-mobile services.

Customer Satisfaction

We believe that customer orientation and customer satisfaction are the keys to our success. We believe customer satisfaction depends on network quality, pricing and customer care. We intend to maintain our high levels of network quality in terms of network availability and time to correct faults. We intend to remain competitive with our pricing and will continue to offer different tariffs tailored to different segments. For the residential market, we have introduced a simplified and transparent tariff plan and for the business market we have introduced more-customized tariffs. In addition, we have made continuous improvements in the area of customer care, including reductions in average response and handling time. To improve customer retention, we have introduced a dedicated relationship for the business market, including event sponsorship.

In March 2003, we successfully implemented the CORE program for our entire customer base, combining multiple billing platforms into a single one. The CORE program, while establishing a suitable information technology platform for current operations, aims to simplify customer handling, reduce response time and increase revenue collection.

OUR SERVICES AND PRICING

SERVICES

We provide our customers with a broad range of voice, data transmission, internet and wholesale services under the "Netia" (or "Internetia," in the case of dial-up internet access) brand name. We also provide mobile radio trunking services through our majority-owned subsidiary, Uni-Net. We provide our services to the customers connected to our own network (our direct customers) and to customers of other operators, mainly TPSA (our indirect customers).

The services we presently offer to our direct customers include the following:

     o Switched telephone services. We provide basic voice telephone services, which include local, domestic and international long-distance calling to our basic telephony subscribers. We also provide enhanced voice services, such as call waiting, call forwarding, wake-up calls, personalized ("easy-to-remember") phone numbers, conference calling, call barring, call divert, hotline service, bill limitation, automatic information on the change of a phone number and itemized billing as part of a basic monthly service package. As of December 31, 2002, we had 341,160 subscriber lines for our basic voice telephone services, and that number had increased to 345,447 as of March 31, 2003. To date, we derive a significant majority of our telecommunications revenues from providing voice telephone services.

     o Voice mail and fax mail. Our customers can use a virtual mailbox offered by our network. Both voice and fax data can be stored in a mailbox, depending on the customer's choice.

     o Payphones. As of March 31, 2003, we operated 1,186 publicly available payphones, most of which can be operated using both pay cards and coins.

     o VoIP. We currently provide VoIP services and terminate VoIP traffic from other operators on our network. We offer international long-distance VoIP services at lower prices compared to fixed-line services, although VoIP quality can be lower.

     o Centrex. Netia Centrex is a virtual switch that enables our customers to use the services of a typical office switchboard by using the resources of our network. We assign abbreviated telephone numbers within the virtual switch for internal calls made by our clients. Netia Centrex enables a client to define a few numbers to function as the main exchange. A customer using Netia Centrex services can use all enhanced voice services available to switched telephone customers.

     o ISDN. All of our switches are ISDN-equipped, and almost all of our existing or potential customers have access to this service. ISDN is a digital telephone network over which voice, data and video transmission are possible at the same time. An ISDN network provides higher-quality data and much faster transmission than does a traditional network. We offer additional services together with ISDN, including multiple line numbering, which provides up to eight numbers per line to different equipment serviced, telephone number identification, call diversion, diverted number identification, call waiting and mobile terminal. ISDN also enables customers to transfer short text messages among one another. We offer all of our ISDN clients fast internet dial-up access.

     o Dial-up internet services. We offer our dial-up internet services under the brand name "Internetia." We launched them in April 2000. We also operate the "www.internetia.pl" internet portal. Established providers provide the content, including the British Broadcasting Corporation, with whom we have entered into an exclusive rights agreement.

     o Fixed internet access. Since 2001, we have offered fixed internet access under the brand name "BDI." The service is based mainly on Digital Subscriber Line (DSL) technology which uses an existing copper network. We charge subscribers a monthly fixed rate according to a selected link capacity which can vary from 128Kb/sec to 2Mb/sec. Currently, we offer two types of these services: BDI Standard and BDI Professional. The main difference between these services is speed. In both cases, a customer may choose an enhanced version of BDI (called BDI+) which provides e-mail accounts and web-page capacity in addition to the standard service.

     o Data services and leased lines. We offer our customers leased-line connections having transmission speeds from 64 kilobits per second to two megabits per second, which covers a typical range of transmission speed required by our customers. We also offer higher transmission speeds on request. We expect further growth in our leased-line business. Since September 2001, we have also been offering data transmission services based on frame relay protocol, which is an industry standard for data transmission.

     o Intelligent Network-type services. Based on our domestic long-distance network, in March 2002 we began to offer new services addressed mainly to the business sector: an 0800 free phone (toll-free) service and an 0801 split charge service, in which calling and called parties share the fee. We commenced offering "0-708" premium rate services early in April 2003.

     o Wholesale services. In order to maximize revenues from our investment in our backbone, we offer wholesale services to other telecommunications carriers. These services include two main categories: the termination of domestic and international in-bound traffic, which we have provided since early 2001, and wholesale services, including duct, dark fiber and capacity leasing and co-location services, which we began providing in the second half of 2002.

The services we presently offer to our indirect customers include the following:

     o Long-distance domestic, fixed-to-mobile and international services. We offer long-distance domestic, fixed-to-mobile and international services through our "1055" prefix for customers of other networks.

     o Dial-up internet services. We offer our dial-up internet services based on a call-back principle for TPSA customers located in areas where we operate. We are now ready to offer direct access (using our 0209267 access number) for TPSA customers. However, we postponed the launch of this service due to an inability to reach a suitable interconnection agreement with TPSA. In February 2002, we received a decision from the President of the ORTP confirming our right to provide such services. However, the decision has been challenged by TPSA and we are currently awaiting a final court decision on this matter.

Apart from services to our direct and indirect customers, we also offer mobile radio services called trunking services through our joint venture, Uni-Net. These services include individual and group radio connections, alarm connections and radio connections to the public telephone network (through operator assistance).

PRICING

     o Direct telephone services. We charge a fixed monthly fee in addition to call charges for our voice telephone services. Our call charges for telephone calls originating over our network depend on a number of factors, including the type of call (local, domestic long-distance or international), the duration of the call, the time of day and the day of the week on which the call is placed and the volume of calls the customer typically makes. We bill our customers based on connection time. Our fixed monthly fees vary based on the service package for which the customer subscribes. In addition to fixed monthly fees and call charges, we charge installation fees for direct connections to our customers.

          Before October 1, 2001, we offered two pricing plans for customers subscribing for voice-only services. This gave our customers a choice between lower call charges with higher fixed monthly fees or higher call charges with lower fixed monthly fees. As part of certain promotions, we also offered an option for dial-up access, which allowed subscribers to connect to the internet for a fixed number of hours each month for a predetermined fee.

          On October 1, 2001, we announced new tariff packages for analogue and ISDN lines effective as of that date. Clients using analogue lines are now offered three calling plans, all of which are net of VAT:

               o    Relaxed, with a monthly fee of PLN 19;

               o    Practical, with a monthly fee of PLN 30; and

               o    Chatty, with a monthly fee of PLN 40.

          Clients using ISDN lines may choose between two tariff plans that are net of VAT:

               o Versatile (for basic rate access clients), with a fixed monthly fee of PLN 46; or

               o Professional (for primary rate access clients), with a fixed monthly fee of PLN 700.

          The various packages differ primarily with respect to monthly fees and charges for local calls. All other charges (domestic long-distance, international long-distance, fixed-to-mobile and internet) are the same in each of the new tariff plans. Moreover, we bill all charges other than local voice and internet charges on a per-minute basis. Since October 1, 2001, existing customers have had a choice of either keeping their previously chosen tariff plans or switching to one of the newly offered packages. At the moment, we are in the process of moving our existing customers to the new tariff plans offering each a choice from among the new tariff plans.

     o Indirect telephone services. In July 2001, we announced our domestic long-distance services tariffs (Netia 1055), which range from PLN 0.21 (off peak) to PLN 0.35 (peak), net of VAT, per minute. In June 2002, we introduced a new direct-line dial tariff of PLN 0.31 (peak) per minute based on the actual duration of the call, charged per second, with a set-up charge of PLN 0.10, net of VAT. This tariff is also available for our direct ISDN primary rate access customers.

          On January 2, 2003, we also announced the introduction of new tariff plans for international long-distance calls in selected zones, based on standard lines and VoIP technology, with prices ranging from PLN
          0.80 to PLN 5.50, net of VAT, per minute.

          On April 1, 2003, we introduced new tariff plans for domestic long-distance calls. The changes apply to all Netia tariff plans, offered both to subscribers of Netia's direct voice services as well as customers using the services offered through Netia's prefix (1055). For tariff plans with per-minute billing, the price for connection during peak hours will change from PLN 0.35, net of VAT, to PLN 0.33, net of VAT, per minute.

     o Dial-up internet. Our direct clients have a variety of dial-up internet access tariffs. The simplest is a pay-per-use tariff of PLN
          0.23 per each three-minute or six-minute intervals, at peak and off-peak times, respectively. Alternatively, a customer can purchase flat-rate packages: 50 hours for PLN 70, 100 hours for PLN 100 (PLN 120 in the case of ISDN) or internet by Night for PLN 50. All prices related to internet access are subject to VAT at only 7%. The same tariffs apply in the case of indirect (call-back) customers. However, we will probably stop offering the call-back service (at least in the case of flat-rate tariffs) after the implementation of a new interconnection agreement with TPSA.

     o Fixed internet access, leased lines and frame relay. We charge BDI clients a fixed monthly fee which varies from customer to customer depending on access line capacity and whether the customer has BDI Professional or BDI Standard (the latter for service up to 1Mb/sec). In the case of BDI+, we apply an additional monthly charge. The amount of the additional fee depends on the number of e-mail and web packages ordered by the customer. Leased line customers are charged a fixed monthly fee which depends on capacity and line length. In the case of frame relay, a fixed monthly fee is also charged, the amount of which depends on (i) length, (ii) permanent virtual channel capacity, which is a logical path created during transmission of data packets joining two users of a data network and allowing them to transfer data and
          (iii) committed information rate value, which represents a guaranteed transmission between two end points of data transmission networks.

     o Intelligent network-type service. We charge customers of our toll-free and split-charge services according to the number of minutes of traffic terminated at their 0800 or 0801 numbers. We apply a fixed charge per minute independently of the location from which a given call originates. In addition, we apply a fixed monthly fee, which depends on a selected service package (so-called platinum, gold and silver numbers).

LICENSES

Certain of our subsidiaries hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licenses issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of the new Telecommunications Act on January 1, 2001. In addition, all of our operating subsidiaries that render basic telephone services applied to ORTP to broaden the scope of their permits. The applications were approved in August 2002 and all operating subsidiaries may currently provide all telecommunications services that may be rendered in a fixed-line network. Further, Netia Telekom applied for a new permit under the new Telecommunications Act to render telecommunications services within the entire territory of Poland. Netia Telekom obtained this permit in June 2002. Currently, each permit holder is required to provide public telecommunications services in its area of operation to all users requesting such services.

When our subsidiaries obtained licenses prior to enactment of the new Telecommunications Act, the Ministry of Infrastructure's policy for the development of the telecommunications market in Poland envisaged the issuance of no more than one local license to an operator who would have the right to compete with TPSA in such zone. The Ministry of Infrastructure made an exception to this duopoly model in the city of Warsaw, where it issued licenses to two operators - including one of our subsidiaries. With respect to domestic long-distance services, the Ministry of Infrastructure decided that three operators in addition to TPSA would hold licenses for these services. Accordingly, licenses for telecommunications services in Poland were issued for 15-year periods, and all business plans, including ours, were made on the assumption that for such 15-year period, the operators would be able to operate in an environment that was limited to two competitors. The Ministry of Infrastructure established license fees and we accepted them under the same assumption. However, the new Telecommunications Act allows for any number of operators to obtain permits for both local and for domestic long-distance services.

Because we obtained our licenses under the old regulatory regime, we incurred license fee obligations of approximately EUR 215.8 million. As of December 31, 2002, our unpaid balance of those fee obligations was approximately EUR 95.4 million (approximately PLN 390.5 million at the average exchange rate quoted by NBP on December 31, 2002) (plus approximately PLN 15.8 million that we were assessed for obtaining a deferral on the payment of these amounts). In connection with the conversion of licenses into permits and permissive entry into the Polish telecommunications market for new operators we have filed applications with the Minister of Infrastructure to establish that the license fees associated with previously issued licenses have expired as a direct result of the conversion of such licenses to permits, and in the case of Netia 1, also to obtain a refund of the license fees already paid since January 1, 2001. In the second half of 2002, all our local operating companies received decisions of the Minister of Infrastructure rejecting our companies' applications to establish that our license fee obligations have expired after conversion of our licenses into permits. The Minister of Infrastructure subsequently upheld its decisions in proceedings under motions for considerations. With regard to decisions relating to all affected companies, we have appealed to the Supreme Administrative Court of Poland demanding the revocation thereof on the grounds of being contrary to the letter of law. These appeals are currently pending. The Ministry of Infrastructure also issued decisions to Netia group companies that hold permits, postponing the license payments of approximately EUR 32.9 million (PLN 134.9 million at the average exchange rate quoted by NBP on December 31, 2002) due on June 30, 2002 until December 31, 2002. We did not pay these fees when they became due at the end of 2002.

As of December 2002, the Conversion Act provides for the cancellation of license fee obligations in exchange for telecommunication infrastructure capital expenditures or the cancellation of license fee obligations in exchange for the shares or debt of companies that have outstanding license fees in connection with licenses for providing of local services. We have submitted applications under the Conversion Act for the cancellation of our outstanding license fee obligations based on capital expenditures we have already incurred. The applications are to be reviewed by the Polish government and can only be rejected if the responsible ministry does not recognize the investments already made as capital expenditures contributing to telecommunication market development. In case certain capital expenditures are rejected, we may have, according to the new regulations, up to four years to make new investments applicable for conversion. We received notification letters from the Polish government dated March 21, 2003, indicating that our applications for cancellation of our outstanding license fee obligations based on incurred capital expenditures will be considered by June 30, 2003. We will determine the accounting treatment for the license fee obligations once we receive a formal and definitive response from the Polish government regarding the cancellation of our license fee obligations. As a result of submitting the applications for cancellation of our outstanding license fee obligations based on incurred capital expenditures, we have not made the license fee payments of approximately EUR 47.7 million (approximately PLN 195.4 million at the average exchange rate quoted by NBP on December 31, 2002) due on December 31, 2002. On the date of this annual report all the above mentioned payments remain due and payable.

In December 2001, Netia 1 applied to the Minister of Infrastructure for a postponement of the payment date for a license fee installment in the amount of EUR 1,000,000 (approximately PLN 4.1 million at the average exchange rate quoted by NBP on December 31, 2002) due on January 31, 2002. On November 20, 2002, the Minister of Infrastructure issued a decision deferring the payment date for the license fee for Netia 1, due on January 31, 2002, in part until December 20, 2002 and in part until December 30, 2002. On December 2, 2002 Netia 1 applied for reconsideration of the matter and a subsequent deferral of payment until June 30, 2003. On April 9, 2003, the Ministry of Infrastructure issued another decision refusing changes to the terms established in the previous decision dated November 20, 2002. Furthermore, on December 2, 2002 Netia 1 applied to the Minister of Infrastructure for postponement of payment of a license fee installment amounting to EUR 1,000,000 due on January 31, 2003. On February 6, 2003 Netia 1 received a decision of the Minister of Infrastructure rejecting the motion for postponement. Netia 1 has also applied for reconsideration of the matter. On April 2, 2003, the Minister of Infrastructure issued a final decision refusing a deferral of the obligation due January 1, 2003. On April 18, 2003, Netia 1 paid the two outstanding license fee obligation installments in the amount of EUR 2,000,000 (approximately PLN 8.5 million at the average exchange rate quoted by NBP on April 18, 2003) and the applicable prolongation fees of approximately PLN 320,000 and penalty interest amounting to approximately PLN 314,000.

INTERCONNECTION AGREEMENTS AND FEES

Generally, we must pay interconnection fees for international and long-distance calls that originate on our network but terminate outside it, including most international and domestic long-distance calls that must interconnect through the networks of other operators, in most cases through TPSA and mobile operators. As a result, we must execute agreements, commonly known as "interconnection agreements," which establish both technical specifications for interconnection and payment procedures for these calls that interconnect. Each of our fixed-line operating subsidiaries has an interconnection agreement with TPSA.

Currently, there is no uniform regulation of interconnection charges and TPSA negotiates separate interconnection agreements with each operator. In September 2001, the President of the ORTP issued a decision classifying TPSA as a dominant provider of telephone services, which means that TPSA must present a Reference Interconnection Offer, which we refer to as RIO, with the proposed general terms of interconnection agreements to the President of the ORTP for approval. On June 18, 2003, the President of the ORTP rejected four RIOs submitted by TPSA on May 20, 2003. The network interconnection RIO was rejected due to formal reasons - the fact that TPSA did not withdraw its application made to the Supreme Administrative Court regarding the decision of the President of the ORTP rejecting TPSA's previous network interconnection RIO submitted on December 18, 2002. The President of the ORTP was of the opinion that the approval procedure regarding the previous RIO is still open and no new RIO submissions in this regard may be made until the Supreme Administrative Court issues its decision or TPSA's application is withdrawn. The other three RIOs, regarding transit services for public operators, connections to premium rate services offered by other operators and connections to toll-free (free phone) services offered by other operators, were rejected by the President of the ORTP due to their numerous references to the network interconnection RIO, rendering the three RIOs unable to function independently. They were also deemed by the President of the ORTP to be non-compliant with the provisions of the new Telecommunications Act, in particular due to the lack of justification of different tariffs for different categories of operators, incorrect qualifications of services, the limitation of permissible connections only to types of services specified in RIOs, the limitation of operators benefiting from the RIO only to providers of local, domestic long-distance, international and mobile telephone services, the introduction of minimum thresholds of traffic volume and additional fees for traffic below such thresholds. Once the TPSA's RIOs are approved, the terms of interconnection proposed by TPSA to other operators should not be worse than those in RIOs, but each separate interconnection agreement should be negotiated individually. In the event the parties cannot agree on the terms of the interconnection agreement, the President of the ORTP may, on a case-by-case basis, establish the terms of each interconnection agreement negotiated between operators. Following the recent amendments to the new Telecommunications Act, the notion of a dominant operator is no longer used and TPSA is classified as an operator with significant market power, but its obligations described above remain unchanged. At present it is not possible to predict whether or when TPSA will comply with its obligations as an operator with significant market power (formerly classified as a dominant operator) under the new Telecommunications Act. Recent amendments to the new Telecommunications Act, which are expected to enter into force by October 2003 will give to the President of the ORTP the power to influence the content of a RIO, including the ability to change or adapt the level of interconnection fees to the requirements of the new Telecommunications Act, in line with the so called cost-based formula. These amendments were required to align the interconnection rules with the European Union regulations and are strongly supported by the market.

Interconnection costs, net of interconnection revenue, accounted for approximately 13.5% of all of our operating costs in 2002. These costs represent payments made by us to other operators for the origination, termination or transfer of traffic using these operators' networks.

The Netia group companies are currently party to two interconnection regimes, one using a revenue-based formula and another using a cost-based formula. The Netia group companies that need to operate on the basis of a local license granted under the previous telecommunications law pay interconnection costs based on a certain percentage of revenues. Generally, under these interconnection agreements, settlement costs paid to TPSA for outgoing international calls originating from our customers are up to 72.0% of TPSA's tariffs for those calls and, for outgoing domestic long-distance calls, from 22.5% to 40.0% of TPSA's tariffs. Recently we have reduced our payments to mobile operators from between 0.87 PLN to 1.13 PLN (peak time) per call minute to, respectively, 0.82 PLN to 0.87 PLN (peak time) per call minute (since May
2003) and further reduction of these payments is already announced. These settlement costs are independent of the rates we charge our customers for placing these calls, although our basic tariff option is effectively pegged to the rates charged by TPSA for similar calls. We pay to and are paid by mobile operators (but not fixed-line operators) who directly connect to our network for calls originating and terminating on our network. Netia 1, one of our subsidiaries that provides domestic long-distance services, is charged by local loop operators on the basis of the number of switches required to connect a telephone call, as provided in European Union guidelines. Those rates, which were substantially reduced at the end of 2001, are currently PLN 0.05 for single transit and PLN 0.068 for double transit (peak time). Since January 1, 2003 we also offer international long-distance calls and now pay to our foreign partners the fees for international termination of these calls based on international prices.

TARIFF REBALANCING

TPSA has stated that, historically, it has not based its tariffs (and hence the interconnection fees charged to other operators like us) on the actual cost of services provided. The lack of cost transparency, according to TPSA, has resulted in an imbalance between the relatively low charges for local traffic and relatively high charges for domestic long-distance and international traffic in Poland. Since 1998, TPSA has been rebalancing its tariff structure by decreasing the ratio of tariffs for certain domestic long-distance and international calls to tariffs for local calls.

Consistent with these statements, TPSA increased its local call charges and monthly fees several times in the last three years, while reducing domestic and international long-distance tariffs. Local call charges in Poland have recently matched the European Union average. Poland's telecommunications market may continue to undergo further tariff rebalancing as the country moves toward European Union pricing standards.

SALES AND MARKETING

We have historically organized our sales division along customer segments, into three groups: the Business Services Group; the Residential Services Group; and the Wholesale Services Group. Our Business Services Group is responsible for selling our services to business customers, comprised of small-to-medium-sized enterprises and corporate clients. These services include local voice services, domestic and international long-distance, value-added voice services, internet access, ISDN, leased lines and other business application services. Our Residential Services Group is responsible for selling local access to individuals and small businesses. These services include local voice services, domestic and international long-distance, value-added voice services and internet access. Our Wholesale Services Group is responsible for sales of wholesale services to other telecommunications operators and service providers.

As discussed above, we are currently undergoing a review of our business strategy and we intend to organize our operating units, which will most likely include our sales force, based upon a business segmentation model that divides our customers into:

     o Mass Market. This market includes residential customers and small office/home office businesses.

     o Business Segment. This market includes small-to-medium-size enterprises and mid- to large-size enterprises.

     o Key Accounts. This market includes select larger corporate clients and carriers.

We focus the majority of our direct sales efforts on identifying and acquiring business customers. In sales to potential business customers, a sales manager leads a team of salespersons trained to understand our services and the general telecommunications needs of our business customers. Our sales force identifies potential business customers and then makes formal presentations and personal visits to each one. Our sales force, assisted by our technicians, works with the potential customer to assess its specific telecommunications needs and, where appropriate, offers a package of services specially designed to meet those needs.

We have a dedicated team of business managers who serve high-volume business accounts. We plan to continue to aggressively market our services to Poland's large corporations and will intensify our marketing and sales initiatives for those customers, especially in the Warsaw market. We believe that these efforts have been successful, as evidenced by the fact that in 2002, the number of business customer lines increased by 7,644, even though due to churn the total number of ringing lines decreased. In the first quarter of 2003, the number of business customers further increased by 2,965 while the total number of customers increased by 4,287. Business lines comprised 31.4% of our total active subscriber lines at March 31, 2003, up from 31.0% at December 31, 2002, 28.5 at December 31, 2001 and 25.3% at December 31, 2000.

Our advertising and promotional strategy centers around the promotion of the country-wide brand name "Netia." We intend to continue to increase recognition of our brand name within the markets in which we operate.

BILLING AND SUBSCRIBER MANAGEMENT

Billing and collection. We typically bill our customers on a monthly basis. We presently utilize software that collects data from each switch and processes those data to produce bills and generate accurate and timely subscriber information and analysis. This capability allows us to implement a more effective credit management system.

We bill our voice customers through a centralized billing and collection system. The main features of this system are:

     o customer care billing and collections, based on a common customer database; and

     o a hardware platform based on high-reliability servers and a centralized printing facility to process customer invoices.

Currently, our voice billing system provides support for over one million lines. All regions have been or are being connected to our existing corporate network.

We bill our customers in arrears and, as it is customary in Poland, most of our residential customers pay their bills through their local post office or bank. We have strict revenue collection policies to encourage timely payment and are taking steps to further improve cash collection. These policies include notices of late payment, visits from service personnel and, ultimately, disconnection of non-paying customers after on average of 60 days of a past-due bill. In 2002, bad-debt expense was approximately PLN 10.6 million (U.S.$ 2.8 million), representing approximately 1.8% of total telecommunications revenues.

During the year ended December 31, 2002, the provision for receivables increased by PLN 9.1 million (representing 1.5% of total telecommunications revenues, which is significantly below market averages).

Billing and customer management systems. We rely on the Clarify system for all our billing. In 2001, we began to implement the CORE program, which consists of a complex scalable and integrated IT platform for customer operations, including integrated billing and customer relationship management as well as reporting and revenue assurance functions. The CORE program, while establishing a solid IT platform for current operations, aims to simplify customer handling, reduce response time and increase revenue collection. In March 2003, we successfully implemented the CORE program with our entire customer base, combining multiple billing platforms into a single one. We also expect to add enhanced functionality to the CORE program.

Other systems. We are planning to develop a system that will supervise our network components and provide for automatic assigning of telephone numbers to our customers. Since the end of 2001, we have used a salaries and human resource management module of the SAP accounting system.

We are planning to implement a SAP materials management module as well as to move all functions supporting purchase request authorizations and control of our budget to SAP.

NETWORK

OVERVIEW

We completed our planned nationwide backbone network build-out in 2002. The network consists of the nationwide backbone network, a series of intra-city networks and local access networks. Our nationwide backbone network connecting Poland's largest urban areas stretched 3,840 kilometers as of March 31, 2003. The construction of the duct system of our nationwide backbone network is completed. In the future this infrastructure can be extended by additional fiber-optic cables and transmission equipment, in accordance with the growth of the customer base.

In March 1998, we obtained licenses for the provision of telecommunications services and the operation of local telecommunications networks in four major cities of Poland (Krakow, Katowice, Gdansk and Poznan). Our investments in these regions, as well as in the region of Lublin (another major city for which we have held a license since 1996) grew to their highest levels in the years 1999 through 2001. In June 2000, we obtained a license for the provision of telecommunications services in the city of Warsaw and the construction of access network and a fiber-optic city ring became one of our primary objectives. In 2000, we launched another significant investment project and began the construction of our backbone network covering the entire territory of Poland. The majority of capital expenditures related to this project were incurred in 2001 and 2002. In 1999, we were granted a data transmission license. In 2000 and 2001, we began the construction of an IP/ATM network. Since 1999, we have continued the construction of our local access network within territories covered by our licenses. We are also constructing intra-city networks in Warsaw and nine other major cities, and have substantially completed its construction in five of these cities (Krakow, Katowice, Gdansk, Lublin and Poznan). We are constructing broadband radio access networks in order to access customers more rapidly in these cities while we complete the build-out of our fiber-optic networks in these cities. The broadband networks will continue to complement our fiber-optic networks. As of March 31, 2003, our local access network had 345,447 active subscriber lines and 501,512 connected lines. Our capital expenditures for the fiscal years 2000, 2001 and 2002 and for the quarter ended March 31, 2003 were PLN 697.2 million, PLN 756.7 million, PLN 582.8 million, PLN 270.5 million and PLN 37.3 million, respectively, which were principally used to construct our telecommunications network.

TECHNOLOGY AND NETWORK ARCHITECTURE

We use advanced technologies and network architectures to develop a highly reliable infrastructure for delivering quality, high-speed digital transmissions of voice and data telecommunications. The basic transmission platform consists primarily of optical fiber (and, in some cases, copper wire) equipped with high-capacity synchronous digital hierarchy, a type of telecommunication transmission technology, which we refer to as SDH equipment, deployed in our intra-city networks in rings that give us the capability to route customer traffic in both directions around the ring, thereby reducing the risk of loss of service in the event of a cable cut. Networks based on alternative designs, such as star network architecture, are more vulnerable to service loss in the event of a cable cut because transmissions have only one route for reaching the nodes. In order to limit line cuts or damage, our fiber-optic and copper cables are installed in either protective tubing or subducted plastic pipes and are usually placed approximately two feet underground. We are constructing our backbone network with seven or eight conduits, one of which has 48 fibers, with the remaining available for future expansion or sale or lease to other telecommunications providers.

Business customers are increasingly demanding higher capacity and better-quality service in Poland. We have introduced two new technologies to meet these demands. First, we have installed broadband radio access connections, which make it possible to serve business customers requiring capacity of two megabits per second (and multiples thereof) via a wireless link within two months after receiving the order. Second, we have introduced "fiber in the loop," which consists of a set of network fiber elements that make it economically feasible to use fiber-optic cable instead of copper cable over the "last mile" to the customer, thereby allowing the customers to gain a substantial increase in bandwidth. This technology will enable us to better meet the growing demand of our customers in a more cost-efficient manner. In addition, we deploy digital subscriber lines, which we refer to as DSL, technology, which we currently use to connect business customers to the internet, to offer our customers bandwidth connections of up to eight megabits per second.

In February 2000, we acquired a 26 GHz broadband radio frequency spectrum in Poland's 15 largest cities that allows us to provide broadband access services. Using these frequencies, we are constructing broadband wireless access networks in Warsaw and certain other major cities.

Our telecommunications switches are connected with a series of bi-directional fiber-optic rings. We service the majority of our customers through remote switching units, which collect traffic and send it to a switch. Remote switching units are also connected to switches by the bi-directional fiber-optic rings. Customers are connected to remote switching units or, in the case of customers located near a switch, directly to switches, primarily by copper cables. Due to the extensive use of remote switching units in our network, the average distance between a customer and a point of entry into our network is less than 500 meters. Our use of remote switching units also allows us to provide DSL broadband services using our existing network.

In order to exchange traffic with TPSA and their mobile network PTK Centertel Sp. z o.o., which we refer to as Centertel, all of our switches are interconnected with TPSA's network. We have designed our network so that it interconnects with those parts of TPSA's network that use an international signaling standard. The use of this standard makes the two networks compatible and reduces interconnection difficulties. We have also designed our entire network to interconnect with TPSA through at least two TPSA switches (at least one of which is digital) at each connection point, thereby protecting our signal quality. Pursuant to our interconnection agreements with Polkomtel S.A., which we refer to as Polkomtel, and Polska Telefonia Cyfrowa Sp. z o.o., which we refer to as PTC, two of Poland's main mobile telephone operators, we completed several direct interconnection points with them in high-traffic areas. Since obtaining our domestic long-distance license, we have expanded our capacity through interconnection points with TPSA local switches and transit switches by constructing new interconnection points or expanding existing ones. We have several new interconnection points with other new operators that recently entered the Polish market, which enables us to exchange traffic and terminate calls either in our network or transfer them to other operators. Our National Network Operations Centre, which we opened in 2000, monitors our network 24 hours a day and employs technicians on call to respond rapidly to any problems. Since we commenced operations, we have not experienced a material network failure.

NETWORK MAINTENANCE SYSTEMS

Our network maintenance systems are specifically designed for telecommunications network management. In order to control our network, we have begun operating a network maintenance center that relies on systems for network management. These systems register all events that occur in our network and present them graphically, which has already resulted in substantial decreases in our average service response times. We have also introduced a traffic and network performance management system, which enables us to predict network capacity expansion requirements or to change the configuration of our network. We also operate two geographical information systems that constantly monitor the progress of our network build-out and help us predict possible future needs and developments.

We purchase our infrastructure equipment from leading international telecommunications suppliers. Our switching equipment is supplied by Lucent and Alcatel; our transmission equipment (SDH) is supplied by Alcatel; our ATM switches by Lucent; our IP platform by Emerson (formerly Ericsson); our power supply systems by Emerson and Horus; our broadband radio access equipment by Marconi (formerly Bosch); and our narrow-band radio access equipment by Ericsson, Tadiran and Alcatel. Our internet routing equipment is supplied by Cisco and Emerson.

The market for telecommunications equipment is competitive and timely equipment delivery has generally been available as we have built our network. We do not believe that we depend on any single equipment supplier for the success of our build-out.

DATA TRANSMISSION NETWORK

Through our wholly owned subsidiary, Netia Network, we constructed a data transmission network to produce and sell data services throughout Poland. For infrastructure, we rely on a separate IP/ATM network that consists of three ATM nodes delivered by Lucent and a number of IP routers.

UNI-NET

We own a 58.2% equity interest in Uni-Net, a specialized mobile radio network providing mobile radio services called trunking services which include radio individual and group connections, alarm connections and connections to the public telephone network. Other shareholders in Uni-Net include Motorola International Development Corporation, which has a 37.8% equity interest in Uni-Net, and two individuals, each of whom owns 2.0%. Uni-Net has a long-term agreement with TPSA relating to TPSA's radio trunking permit, which covers all of Poland. This agreement provides for Uni-Net to construct and maintain a radio public trunking network in accordance with TPSA's permit and to provide operating services during a mutually agreed period. Uni-Net services approximately 9,200 subscribers in 25 base stations throughout Poland. The coverage distance of Uni-Net's specialized mobile radio network base stations range from 30 to 50 kilometers, depending on the terrain.

COMPETITION

The market to provide telecommunications services in Poland is becoming increasingly competitive. We compete with TPSA, other providers of fixed-line telecommunications services in our markets and providers of alternative forms of telecommunications services. We generally compete on the basis of quality of service, service offerings and price. Our main sources of competition are the following:

TPSA

TPSA, the formerly state-controlled telecommunications operator, is significantly larger than we are, has substantially greater financial, technical and marketing resources, has a far larger network than we do, controls far more transmission lines than we do, and has long-standing relationships with certain of our target customers, including most businesses in the territories in which we operate. TPSA's infrastructure in the major cities is generally as technologically advanced as our network, and TPSA has also embarked on an aggressive program to expand and modernize its international and long-distance backbones and local networks in major cities.

LOCAL VOICE TELEPHONE COMPETITORS OTHER THAN TPSA

The new Telecommunications Act allows for free competition among providers of local telephone services and after January 1, 2002, places no restriction on the ORTP's ability to issue additional permits in the areas in which we operate. A number of independent local telephone services providers have established themselves in Poland. Our main alternative operator competitors are Telefonia Lokalna Dialog S.A., Regionalne Sieci Telekomunikacyjne El-Net S.A. and Pilicka Telefonia Sp. z o.o.

DOMESTIC LONG-DISTANCE OPERATORS

In March 2000, following a tender for domestic long-distance licenses, the Ministry of Infrastructure announced that licenses would be awarded to two other operators besides Netia 1. Those licenses were awarded to Niezalezny Operator Miedzystrefowy Sp. z o.o. (a consortium consisting of Polskie Sieci Energetyczne, which we refer to as PSE, a power grid distribution company, Telekomunikacja Energetyczna Tel-Energo S.A., a telecommunications subsidiary of PSE and Polski Koncern Naftowy ORLEN S.A.) and to Energis Polska Sp. z o.o. (formed by Polskie Koleje Panstwowe S.A., the state-owned railway company, Energis (U.K.), National Grid and Polish Telecom Operators N.V., an alternative telecommunications company). As with the other two operators, due to prolonged negotiations of interconnection agreements with TPSA, we were unable to commence domestic long-distance operations until 2001.

MOBILE TELEPHONE OPERATORS

We also face increasing competition from wireless telephone service providers. Currently, mobile telecommunications services in Poland are provided on a country-wide basis through three GSM 900/1800 network operators: Polkomtel, PTC and Centertel. We expect mobile operators to increase their penetration and market share, especially by attracting business customers in those areas where fixed-line penetration rates are low or where waiting periods for connection are particularly long. The number of mobile phone subscribers in Poland is reported to have reached 12 million at December 31, 2002, and has exceeded the number of fixed phone subscribers in TPSA's network of 10.5 million.

In addition, the following three operators have been awarded licenses to provide Universal Mobile Telecommunications System services, which we refer to as UMTS services: Polkomtel, PTC and Centertel. We believe that none of these operators is likely to begin providing UMTS services to customers until at least 2004.

Under the current regulatory regime 15 permits to operate as a mobile virtual network operator have been granted. These operators can provide mobile services by purchasing capacity on the network of one of the existing operators. We obtained a mobile virtual network operator permit in February 2003.

CABLE TELEVISION OPERATORS

Another source of possible competition is certain Polish cable television operators. Because cable networks can be upgraded to provide data and voice services, and because there are over three million cable subscribers in Poland, cable television companies could pose a potential threat to us in the provision of those services. Currently, there are only two country-wide cable operators in
Poland: United Pan-Europe Communications NV, and Aster City Cable TV network, both of which have partially upgraded their networks to offer voice or data services over cable in selected areas.

DATA AND INTERNET SERVICE PROVIDERS

The data services market has been and is largely unregulated in Poland and as a result there is a large number of various-sized providers, some of which offer only data transmission or internet service provider services, or both. The leading data transmission operators in Poland include TPSA, Telekomunikacja Energetyczna Tel-Energo S.A., Bankowe Przedsiebiorstwo Telekomunikacyjne Telbank S.A., Energis (U.K.), Crowley Data Poland Sp. z o.o., Pro Futuro S.A. and Tele2 Polska Sp. z o.o. Internet service providers provide a wide range of internet-related services. These providers include POLPAK (TPSA), GTS Polska Holding Sp. z o.o. and Naukowa i Akademicka Siec Komputerowa - NASK.

TELECOMMUNICATIONS REGULATION IN POLAND

On January 1, 2001, the new Telecommunications Act came into force. The new Telecommunications Act introduced numerous changes that significantly affect the telecommunications market in Poland, including our operations. These changes, which are intended to both liberalize Polish telecommunications regulation and harmonize the Polish telecommunications market with European Union standards, include the following:

     o The establishment of the ORTP, an independent regulatory agency charged with regulating the Polish telecommunications market in collaboration with the Ministry of Infrastructure (formerly the Ministry of Communications).

     o    The conversion of all licenses granted under the old
          Telecommunications Act into permits.

     o    The reduction of fees for issuance of permits to EUR 2,500.

     o Beginning on January 1, 2002, the granting to providers who meet certain general statutory requirements of new permits to provide local voice and domestic long-distance services and, beginning on January 1, 2003, international voice services.

     o The immediate elimination of foreign ownership restrictions on all operators providing local and domestic long-distance telecommunications services and, on January 1, 2003, the elimination of such restrictions on operators providing international voice/telephone telecommunications services.

     o The addition of a statutory requirement to ensure equal access to basic telecommunications services of a certain quality and at a reasonable price to all customers.

     o The rescission of the legal provision granting TPSA its status as the single monopoly provider of international telephone services after December 31, 2002.

     o The introduction of more stringent regulations on dominant operators and operators with significant market power.

     o The imposition of fines of up to 3% of an operator's annual revenue for certain violations of the new Telecommunications Act.

Under the new Telecommunications Act, telecommunications activities conducted through public telephone networks generally require a permit. New permits are granted to any provider meeting certain general statutory requirements at a cost much less than we incurred in obtaining our licenses.

The new Telecommunications Act also sets forth conditions that must be met to obtain electromagnetic frequency allocations necessary to provide certain telecommunication services. The fees associated with the allocation of a frequency reservation intended for use for telecommunications activities may be determined either by the costs of regulating and monitoring the relevant activities, like fees associated with voice telecommunication permits, or they may be determined through a tender process in the event insufficient frequency resources require that a competitive tender take place.

The new Telecommunications Act states that any entity holding a dominant or significant position with respect to any type of telecommunications activity and in any local or domestic market may face more-rigorous regulation and may be subject to additional obligations. These additional obligations include requirements to submit for approval of the President of the ORTP agreements to render certain kinds of telecommunications services, rate schedules (together with justifications thereof) and interconnection agreements with other operators.

On May 22, 2003 the Polish parliament adopted changes to the new Telecommunications Act which aim at harmonizing it with the law of the European Union. These changes are expected to come into force by October 2003. We believe that the majority of changes to the new Telecommunications Act will result in further de-monopolization of the telecommunications market in Poland. The amendments do not address the changes introduced by a new set of telecommunications directives adopted by the EU. Poland will have to adapt the new Telecommunications Act to these new directives before its expected accession to the European Union scheduled for May 2004.

Pursuant to the amendments to the new Telecommunications Act, TPSA will be obliged to make its local subscriber loops available to other telecommunications operators. If TPSA complies with this obligation, we will be able to offer our services to a larger number of subscribers.

According to the bill amending the Telecommunications Act, operators interconnecting with certain deficit local loops built by other operators will have to pay additional charges calculated in accordance with a formula specified in the law. The additional charges are to be settled within the regime of interconnection agreements between operators. The amending bill stipulates that these access deficit rules shall remain in force until the time the President of the ORTP publishes information on balancing the prices for telecommunications services, but not for longer than until December 31, 2003.

The recent changes to the new Telecommunications Act remove the concept of a dominant operator and leave the concept of an operator with significant market power, which corresponds to the provisions of European Union law. Telecommunications operators will be obliged to provide universal telecommunications services in each Polish province (wojewodztwo) in which they have significant market power. The universal service obligation will now also include internet access.

The possibility of retaining telephone numbers by subscribers who switch to another telecommunications operator provided for in recent amendments to the new Telecommunications Act should enable us to attract new subscribers.

TARIFFS AND PRICE REGULATION

Private telecommunications operators, including Netia Holdings S.A., may, at their discretion, determine the prices charged to their customers in accordance with the provisions of the new Telecommunications Act. However, they are obligated to present to the President of the ORTP, at his request, the tariffs, rates and fees they charge and to provide certain services free of charge in the event of a national emergency. Further, under the new Telecommunications Act, the President of the ORTP has been granted the authority to effectively overrule the proposed tariffs of an operator holding a dominant or significant market position with respect to public fixed-line voice services in any local or domestic market. Tariffs of all operators are also subject to Polish antitrust rules, which prohibit activities such as price fixing, abuse of a dominant position and predatory pricing.

In addition, the new Telecommunications Act requires that tariffs for services rendered by an operator with significant market power are to be calculated on the basis of the actual costs incurred by the operator rather than the traditional criteria used by TPSA.

After the recent amendments to the new Telecommunications Act telecommunications operators with significant market power will be obliged to present a calculation of the costs of providing each of the services in which they hold a significant market position. In addition, they will be obliged to maintain their accounts in a manner ensuring the division of assets and liabilities as well as incomes and costs into the particular fields of regulated activities and to ascertain the incomes and costs connected therewith separately for each service. These new requirements are intended to ensure that operator charges will be based on the costs they actually incur in relation to a particular service and eliminate the subsidizing of some services from income from other services.

THE POLISH TELECOMMUNICATIONS INDUSTRY AND THE EUROPEAN UNION

In 1991, Poland signed an agreement establishing an association with the European Union based on progressive economic integration. The agreement remains the basis for the European Union's relations with Poland. The agreement went into effect in 1994 and imposed progressive obligations on Poland to harmonize its competition rules with those of the European Union insofar as they may affect trade between the European Union and Poland. In addition, Poland agreed to promote European Union telecommunications standards, systems of certification and regulatory approaches. By themselves, such broadly worded objectives are not legally binding obligations that Poland must fulfill under its existing agreement with the European Union. However, they may be considered prerequisites to Poland's admission to the European Union.

Accordingly, in order to align the telecommunications regime in Poland with European Union law and policy, the new Telecommunications Act is intended to implement, or to provide the basis for the implementation of, the European Union telecommunications directives. The most important changes effected by the new Telecommunications Act include a major overhaul of the existing telecommunications licensing system, changes in the system of fees for conducting telecommunication activities, the establishment of the ORTP and requirements to ensure equal access to telecommunications services for residential as well as business customers. The foundations laid by the new Telecommunications Act now need to be built upon to ensure complete alignment with the European Union law and its objectives. The recent amendments to the Telecommunications Act introduced important changes regarding cost orientation, interconnection, affordability, universal service and the availability of carrier selection and number portability facilities. Nevertheless, Poland still needs to adapt the new Telecommunications Act to a new set of European Union telecommunications directives. Moreover, the reform of the telecommunications sector will depend in large measure upon the capacity of the ORTP to oversee and regulate the sector in an efficient and independent manner.

The Polish regulatory environment for telecommunications services is expected to undergo further change as a result of Poland's increasing commitments to the European Union and Poland's expected accession to the European Union planned for May 2004. Poland applied for membership in the European Union in 1994, and in June 1997 the European Commission issued a positive opinion with regard to Poland's application. Negotiations on Poland's accession to the European Union began on March 31, 1998, and were completed on December 14, 2002. On April 16, 2003, Poland signed the Treaty of Accession to the European Union together with the Czech Republic, Estonia, Cyprus, Hungary, Latvia, Lithuania, Malta, Slovenia and Slovakia. The Treaty of Accession will enter into force once it is ratified by all the current Member States of the European Union and accepted in Poland in a national referendum or by the Polish parliament. On June 7 and 8, 2003, Poland held a referendum on the accession to the European Union, in which approximately 77% of the votes were cast in favor of the accession. It is almost certain that Poland will join the European Union on May 1, 2004. The European Union entered into an "Accession Partnership" with Poland, which provided a framework for pre-accession negotiations and was intended to assist Poland in its preparation for European Union membership. The Accession Partnership established priority areas for further regulatory, legal and other harmonization, linking progress in this process to financial assistance by the European Union.

The Accession Partnership with Poland identified the acceleration of the privatization restructuring of state enterprises (including TPSA) as a short-term priority that needed to be addressed in 1998. Accordingly, in November 1998, the government commenced the privatization of TPSA. The privatization process advanced in 2000 with the sale of a 35% equity stake in TPSA. Medium-term priorities under the Accession Partnership included: further improvements and more efficient enforcement in the field of competition; the reinforcement of the powers of the antitrust and state aid authorities; and the alignment of Polish telecommunications legislation with European Union legislation. In its October 2002 report on Poland's progress towards accession to the European Union, the European Commission noted that although Polish telecommunications policy makers were slow to develop competition in the sector, Poland has made steady progress in aligning Polish regulations with the European Union law and its objectives and in liberalizing the market. The European Commission underlined that the new Telecommunications Act was an important step in the direction of liberalizing and developing the telecommunications sector. The report also noted, however, that universal service and cost-oriented interconnection prices should receive more attention and that further amendments of telecommunications law are required, addressing the pre-selection and carriers selection, asymmetric regulation, market definition and local loop unbundling.

WORLD TRADE ORGANIZATION ACCORD ON BASIC TELECOMMUNICATIONS

Poland became a member of the World Trade Organization, which we refer to as WTO, on July 1, 1995 and is a signatory to the General Agreement on Trade in Services. Pursuant to the WTO Accord on Basic Telecommunications, which was signed on February 15, 1997 and ratified by Poland on July 29, 1998, Poland has committed to treat telecommunications services suppliers and services from other WTO members on a "most favored nation" basis. Poland has also committed itself to provide, among other things, market access to service suppliers and services of other WTO members, although many of its commitments provide for market access at some future time. For example, Poland has committed to provide market access for the provision of international telephone services on a facilities or resale basis by 2003. Further, Poland has also accepted WTO regulatory principles relating to, among other things, competitive safeguards to prevent anti-competitive measures by major service providers. Under these commitments, any universal service obligations must be administered in a transparent and non-discriminatory manner without placing unnecessary burdens on telecommunications operators. The principles committed to by Poland also refer to interconnection with major suppliers and obligate them to provide interconnection at any technically feasible point, on non-discriminatory terms, in a timely manner and at cost-oriented, reasonable, transparent and unbundled tariffs.

LEGAL PROCEEDINGS

RESTRUCTURING

On December 15, 2001, we defaulted on several interest payments on two series of our notes. Those defaults triggered cross-default provisions under the terms of the indentures governing the four other series of notes and, as a result, we were in default on all six series of our issued notes that were then outstanding. We also defaulted on swap payments under certain swap agreements and failed to make all subsequent payments of interest due after December 15, 2001. As a result of these defaults and a decline of a level of shareholders' equity, which - as calculated according to Polish Accounting Standards - has been in deficit since December 31, 2001, we were required to file for bankruptcy under Polish law unless we petitioned for the opening of arrangement proceedings. To avoid filing for bankruptcy, the Company, Netia Telekom and Netia South petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

Dutch Court Proceedings. A Dutch court presiding over the moratorium proceedings entered its decision on November 6, 2002 confirming the moratorium arrangements relating to three special-purpose Dutch finance subsidiaries of the Company and that decision became final and unappealable on November 15, 2002. As a result of that decision, the existing liabilities of those subsidiaries under the notes and swap agreements have become unenforceable.

Polish Court Proceedings. The guarantees issued previously by the Company to noteholders and swap counterparties were reduced separately in the Polish arrangement proceedings to 8.7% of their original value, which we have to repay in installments between 2007 and 2012. The Polish court decision with respect to the Company's arrangement plan became final and unappealable on December 3, 2002. We also conducted the Polish arrangement proceedings separately for Netia Telekom and Netia South relating to intra-group debt and the other swap arrangements. The arrangement plans for Netia Telekom and Netia South were approved by the Polish courts on June 25, 2002 and December 4, 2002, respectively, and the approval decisions became final and unappealable on January 2, 2003 and December 19, 2002, respectively. The Polish arrangement proceedings resulted in a reduction of Netia Telekom's and Netia South's liabilities to 8.7% and 1% of their original values, respectively.

U.S. Court Proceedings. In connection with the arrangement proceedings in Poland, we commenced an ancillary proceeding in the U.S. Bankruptcy Court, pursuant to section 304 of the U.S. Bankruptcy Code. The ancillary proceeding sought, among other things, the turnover to us of deposits that we set aside to fund certain interest payments under the 13.75% Senior Notes due 2010 issued by NHII BV. Pursuant to the agreement entered into on October 21, 2002 by the Company, Netia Telekom and Netia South with a minority group of our claimholders, who previously objected to the restructuring, the minority group withdrew all their claims in connection with the arrangement proceedings in Poland. In addition, their appeal from the court's ruling in the United States 304 proceeding was dismissed without prejudice to reinstatement in the event that the restructuring was not completed. On February 10, 2003, the minority group of claimholders withdrew their objections to the United States 304 proceeding (including objection to turnover of the deposits to the Company) and their appeal was dismissed with prejudice. In an order dated March 7, 2003, the U.S. Bankruptcy Court gave force and effect in the United States to the Company's Polish arrangement plans and Dutch composition plans ratified earlier by Polish and Dutch courts, respectively. The court also ordered that the deposited amount of EUR 13.9 million (PLN 61.5 million at the average exchange rate quoted by NBP on March 31, 2003) be turned over to the Company immediately following the completion of the final step of the Company's restructuring, which required the issuance of Subscription Warrants to pre-restructuring shareholders of the Company. The warrants were made available to the pre-restructuring shareholders on May 16, 2003 and the funds were released on May 29, 2003.

DOMESTIC LONG-DISTANCE FEE OBLIGATIONS

In April 2001, we filed a petition with the ORTP seeking the return of the EUR
24.0 million in license fee obligations that we had paid to date with respect to the domestic long-distance license that we received in May 2000. In our petition, we claimed the period during which we were to have the semi-exclusive right to provide domestic long-distance services in the original license has been unfairly shortened due to three factors. First, the new Telecommunications Act, which came into effect on January 1, 2001, allows any operator to apply for a permit to provide domestic long-distance services after January 1, 2002, while our license would have been valid for 15 years. Second, the Ministry of Infrastructure delayed for a number of months both the tender process and the actual grant of a license to us. Third, the Ministry of Infrastructure's failure to issue timely and effective regulations with respect to the interconnection regime and its failure to require TPSA to execute an interconnection agreement with us with respect to domestic long-distance service further continues to hinder our ability to provide domestic long-distance services.

We have filed similar petitions with the ORTP with respect to the fee obligations under our other telecommunications permits.

On November 20, 2002 the Ministry of Infrastructure issued to Netia 1 a decision splitting Netia 1's license fee obligations due January 31, 2002 into two installments and deferring their payment until December 20 and December 30, 2002, respectively. On December 2, 2002, Netia 1 applied to the Ministry of Infrastructure for a second review of the Ministry's decision, in order to obtain a further deferral of both installments until June 30, 2003. On April 9, 2003 the Ministry of Infrastructure issued a final decision refusing changes to the terms established in the previous decision dated November 20, 2002. On December 2, 2002, Netia 1 also applied for the deferral until June 30, 2003 of its license fee obligations due January 31, 2003. On February 6, 2003, Netia 1 received a decision from the Ministry of Infrastructure rejecting its request. On April 2, 2003 the Ministry of Infrastructure issued a final decision on this matter. On April 18, 2003, the Company paid the two outstanding license fee obligation installments amounting to EUR 2 million (PLN 8.5 million at the average exchange rate quoted by NBP on April 18, 2003) and the applicable prolongation fees of PLN 0.3 million and penalty interest amounting to PLN 0.3 million.


UMTS TENDER

In November 2000, the Ministry of Infrastructure cancelled its planned tender process and issued a UMTS license to each of Polkomtel, PTC and Centertel. We chose not to participate in the tender process after careful analysis of the terms upon which the licenses were to be granted. However, when the licenses were granted (without a tender), many of the terms that we had found objectionable were not included. As a result, in December 2000, we initiated proceedings with the Ministry of Infrastructure with respect to the grant of UMTS licenses to the other operators and we also submitted to the Ministry of Infrastructure a statement of our intention to acquire a license to provide UMTS services on the same terms as those granted to Polkomtel, PTC and Centertel. In these proceedings, we sought the revocation of the licenses granted to these operators and the initiation of a new tender for the three UMTS licenses. In the alternative, we have requested that the Ministry of Infrastructure grant a UMTS license to us on terms no less advantageous than those licenses granted to the other operators. In January 2001, we received notice that the Ministry of Infrastructure had ruled against us in these proceedings. We have resubmitted our requests to the Ministry of Infrastructure on appeal and filed a claim with the Supreme Administrative Court of Poland regarding the minister's delay in reviewing the appeal and are currently awaiting a ruling.

MILLENNIUM

In August and September 2000, we entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A., which we refer to as Millennium, a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between US$ 10.8 million and US$ 20.2 million, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, we advanced to Millennium a loan in a total amount of PLN 8.5 million and Euro 2.9 million (PLN 12.8 million at the average exchange rate quoted by NBP on March 31, 2003), of which PLN 8.5 million was subsequently repaid by Millennium in January 2001. In December 2000, we initiated court and arbitration proceedings, which we amended in October 2001, in response to the failure by Millennium to perform the agreement. We claimed the remaining part of the advance made to Millennium included in our balance sheet and additional damages of PLN 8.5 million. In 2001, a valuation allowance of PLN 17.0 million was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

On October 15, 2002, we received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's direct claims against us in which they sought to declare the share subscription agreement void and ineffective and payment of PLN 11.5 million by us. The court also dismissed our claim for damages against Millennium in the amount of PLN 8.5 million. On November 12, 2002, we petitioned the Regional Court in Warsaw to set aside the ruling of the arbitration court. Millennium petitioned the Regional Court in Warsaw to enforce the ruling of the arbitration court. Both cases are currently pending. Also, our claim brought against Millennium in the Regional Court in Warsaw, petitioning for the repayment of a loan of Euro 2.9 million (PLN 12.8 million at the average exchange rate quoted by NBP on March 31, 2003), is still pending. On February 11, 2003, the court ruled in our favor for the return of the principal amount of the loan and the related interest. That ruling was appealed by Millennium.

In accordance with the ruling of the District Court in Warsaw, dated May 8, 2003, we seized 100% of shares held by Millennium in Genesis Sp. z o. o. with its seat in Warsaw, the subsidiary of Millennium, for the purpose of securing our claims related to the repayment of the loan granted by us to Millennium in 2000.

On February 28, 2001, Millennium filed a motion against us for certain acts of unfair competition. In its motion, Millennium requested that the court order us to pay Millennium damages of PLN 50 million. We believe that the Millennium suit was filed as a litigation tactic in connection with our lawsuit against Millennium and that Millennium's unfair competition claim does not have any merit.

Having obtained legal advice, we do not believe that the settlement of this matter will have a material adverse effect on our financial condition.

SOFITEC

In January 1998, Sofitec International, a company incorporated in France, which we refer to as Sofitec, commenced proceedings in the Commercial Court of Paris against us and two of our then officers claiming damages of approximately US$
4.5 million. Sofitec's claim relates to work and services allegedly performed under an agreement that was entered into in January 1992 under which we agreed to pay Sofitec a fee in the event that we obtained financing or other benefits from an entity or entities to whom we had been introduced by Sofitec acting according to the Sofitec agreement.

In the proceedings, Sofitec alleges that, as a result of the work and services performed by it under the Sofitec agreement, we obtained financing from the European Bank for Reconstruction and Development, which we refer to as EBRD, in 1996. We presented our defense motion in which we denied that Sofitec or any of its agents or employees performed any work or services under the Sofitec agreement, which would entitle it to payment of a fee. Specifically, we denied that Sofitec either introduced us to EBRD or that Sofitec performed any work or services in connection with the financing that we obtained from EBRD in 1996 which would entitle it to payment of any fee under the Sofitec agreement.

The first hearing in the proceedings took place in March 1998. At that hearing Sofitec was ordered to produce the documents and evidence in support of its claim by April 1998, at which time a second hearing took place. We presented our defense motion at a hearing held in September 1998. The proceedings are still pending. Having obtained legal advice, management is of the opinion that, it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim. We do not believe that this matter will have a material adverse effect on our financial condition.

KEVIN DAROCH

We received a letter, dated January 8, 1999, with a claim for US$ 10 million in connection with consulting services provided to us by an outside consultant. We are of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly, no liability has been recorded for this claim. We do not believe that this matter will have a material adverse effect on our financial condition.

MINORITY SHAREHOLDERS

On August 1, 2002, we received a copy of a claim by an individual shareholder filed with the District Court in Warsaw with a demand for the invalidation of certain sections of a resolution adopted by our general shareholders' meeting on April 4, 2002. The individual shareholder claimed that the distribution of the warrants issued in connection with our restructuring was harmful to the minority shareholders and violates good commercial customs. On August 14, 2002, we filed an answer to this claim and requested the District Court to dismiss it.

We received a claim filed by another minority shareholder, also for the cancellation of a resolution adopted by our general shareholders' meeting that was held on April 4, 2002. The claim is substantively based on the same grounds as the other minority shareholder's claim. On January 17, 2003, we filed an answer to this claim and requested the District Court to dismiss it.

We also received a decision from the District Court on July 1, 2002 in which the District Court resolved to forward a claim filed by another minority shareholder requesting the invalidation of a resolution adopted by our general shareholders' meeting that was held on April 4, 2002 to the Regional Court for the capital city of Warsaw for its determination. We have not received a copy of the claim and are not aware of its merits. If, however, the claim is based on the same grounds as the other minority shareholders, we expect that we will file for this claim's dismissal as well.


MISCELLANEOUS
From time to time, we are involved in various other legal proceedings arising in the ordinary course of business. We are not currently a party to any other litigation or regulatory proceeding that we believe could have a material adverse effect on our business, financial condition or operating results.

C.         ORGANIZATIONAL STRUCTURE

THE STRUCTURE OF THE NETIA GROUP

Netia Holdings S.A. is the parent company of the Netia group, which currently includes 27 subsidiaries that conduct operational activities. The Company's role in the Netia group is limited to providing financing to its subsidiaries and the Company does not itself provide any telecommunications services.

In December 2002, our supervisory board approved a plan to consolidate our operating subsidiaries. The current structure of the Netia group primarily resulted from the need to establish a separate entity for each telecommunications license held. The supervisory board approved the consolidation in an effort to reduce management costs, tax risks and operational problems as well as to simplify our intra-group financing and legal arrangements. This plan to consolidate our subsidiaries will result in most operating companies currently held by Netia Holdings S.A. being merged into Netia Holdings S.A. As part of the process the Company has performed a series of acquisitions of minority holdings in various Netia group operating companies. Furthermore, all shares in the operating companies held previously by various entities in the Netia group were sold to the Company on June 13, 2003 and the majority of dormant entities were sold to third parties.

The following chart shows the Netia group corporate structure as of June 16, 2003.

                               NETIA HOLDINGS S.A.

-          Netia Telekom Wloclawek S.A. (100%)
-          Netia Telekom Kalisz S.A. (100%)
-          Netia Telekom Modlin S.A. (100%)
-          Netia Telekom Torun S.A. (100%)
-          Netia Telekom Pila Sp. z o.o. (100%)
-          Netia Telekom Lublin S.A. (100%)
-          Netia Telekom Ostrowiec S.A. (100%)
-          Netia Telekom Warszawa S.A. (100%)
-          Netia Telekom Mazowsze S.A. (100%)
-          Netia South Sp. z o.o. (100%)
-          Netia Telekom S.A. (100%)
-          Netia Telekom Silesia S.A. (100%)
-          Netia Telekom Telmedia S.A. (100%)
-          Telekom Building Sp. z o.o. (100%)
-          Netia 1 Sp. z o.o. (100%)
-          Netia Telekom Swidnik S.A. (100%)
-          Optimus Inwest S.A. (100%)
-          Netia Network S.A. (100%)
-          Netia Holdings BV (100%)
-          Netia Holdings II BV (100%)
-          Netia Holdings III BV          (100%)
-          Netia Online Inc. (100%)
-          Netia Overseas Ltd (100%)
-          Telko Sp. z o.o. (75%)
-          Uni-Net Sp. z o.o. (58%)
-          Netia Ventures Sp. z o.o. (100%)
-          Netia Globe S.A. (100%)
-          Netia Swiat S.A. (100%)
          o    Swiat Internet S.A. (99.97%)
                -  Polskia Online Holdings S.A. (100%)
                    o    Polska Online Sp. z o.o. (100%)
                -  Internet Data System S.A. (100%)
                -  MULTINET S.A. (100%)
                -  PIK-NET Sieci Rozlegle Sp. z o.o. (100%)
                -  POLBOX Sp. z o.o. (100%)
                -  Publiczny Dostep do Internetu Sp. z o.o. (100%)

All of the entities listed above are organized under the laws of the Republic of Poland, except for: NH BV, NHII BV and NHIII BV, each of which is organized under the laws of The Netherlands, and each having its corporate seat in Amsterdam, the Netherlands; Netia Overseas Ltd., organized under the law of Cyprus; and Netia Online Inc., organized under the laws of the State of Delaware, the United States.

D.         PROPERTY, PLANTS AND EQUIPMENT

Our principal properties consist of our headquarters and our telecommunications network located throughout Poland. Our headquarters, which include technical facilities, are located in Warsaw and consist of approximately 11,300 square meters of office space, which we own. We also have approximately nine major lease agreements for offices, storage space and land adjacent to buildings. The aggregate area leased by us is approximately 2,500 square meters (most of which is land adjacent to buildings). In Warsaw, we also own two additional office buildings, which contain 4,700 square meters and 2,800 square meters of office space, respectively.

In addition, we rent or lease various properties (land and buildings) throughout Poland to support our technical plant which we use, for example, for housing our switches and remote switching units, to provide premises for our customer care centers and, in certain cases, to provide accommodation for our employees.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.         OPERATING RESULTS

OVERVIEW

We own and operate a backbone network and we own, operate and are continuing to build local access networks. At December 31, 2002, our access network had 341,160 active subscriber lines, including 105,638 business lines connected and our backbone network stretched for 3,840 kilometers. Our telecommunications services include switched, fixed-line voice telephone service (including domestic long-distance, international long-distance and fixed-to-mobile), dial-up and fixed-access internet, leased lines, VoIP and co-location services. We launched wholesale services, including the wholesale termination of in-bound traffic, in early 2001. In September 2001, we began offering frame relay services. We are one of the operators in Poland offering, since February 2002, services based upon an Intelligent Network: free phone (toll-free) ("0800") and Split Charge ("0801"). We offer data transmission services utilizing a network operated by our wholly-owned subsidiary Netia Network. In the second half of 2002, we started offering duct, dark fiber and capacity leasing and co-location services. In accordance with provisions of the new Telecommunications Act liberalizing the market for international long-distance calls, as of January 1, 2003, we started to offer international long-distance services in selected zones, based on standard lines, in addition to the alternative service based on VoIP technology. We began offering "0-708" premium rate services in April 2003. We are also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through our 58.2% owned subsidiary, Uni-Net. We have focused on servicing Poland's growing business market. Business customers accounted for 31.0%, 28.5% and 25.3% of our total active subscriber lines as of December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

We continue to offer selected wholesale services to other telecommunications carriers operating in Poland. We believe providing these services will give us a significant opportunity to enhance our operating margins by leveraging our investment in our infrastructure through the greater utilization of our network. We believe that our substantial capacity will give us the flexibility to sell capacity and dark fiber, domestically and internationally.

The planned build-out of our nationwide backbone network is completed. We can extend our infrastructure in the future by adding additional ducting, fiber optic cables and transmission equipment, in accordance with the growth of the customer base. We are also constructing broadband radio access networks in several large cities, including Warsaw, using radio frequency spectrum we acquired in February 2000. We believe these radio access networks will allow us to rapidly connect business customers while our intra-city networks are under construction and will continue to complement our fiber-optic access networks when they are completed.

We continually review our plans to take into account business developments and opportunities and changes in the competitive and regulatory environment in which we operate. Our plans are also affected by macro-economic factors, such as the general slowdown of the Polish economy. Consistent with our continuing review, we are currently in the process of making adjustments to the organizational structure of our sales, marketing and product development departments.

As discussed below under Item 5.B ("Liquidity and Capital Resources,") we continue to take steps aimed at preserving our cash, such as substantial reductions in capital and operating expenditures in comparison with our prior plans and steps aimed at seeking to confirm expiry, cancellation, deferral or conversion of our remaining license fee obligations.

All of the above factors may influence our results for 2003 and beyond.

SERVICES

Please see Item 4 ("Information on the Company,") for a description of services currently provided to our customers.

REVENUES

The majority of our telecommunications revenues are currently derived from call charges, monthly fixed fees and installation fees associated with providing basic voice telephone services. We expect that as our network and our subscriber base grow, call charges and monthly fees for basic voice services will continue to account for a significant portion of our total revenues but that other services, including internet, data and wholesale services, will increase as a percentage of our total revenues. During the last few years, installation fees have declined as a percentage of our total revenues due to the increase in other service-related charges as our operations have matured, and we expect this trend to continue in the future. Our revenues also include interconnection wholesale revenues from domestic (mainly long-distance and mobile-to-fixed) and international (VoIP) termination calls. This sector is expected to grow after a new interconnection model is implemented with TPSA and the current model of settlements used by our local operating companies is discontinued. This change is expected to occur later in 2003.

Our revenue trends depend in part on the number of new customers we add, the pricing of our services and our mix of business customers to total customers as we realize greater revenue per customer from our business customers. As of December 31, 2002, our cumulative business/total customer mix was 31.0%, a 8.8% increase over our business/total customer mix at December 31, 2001. The following table shows the periodic incremental business/total customer mix and the cumulative business/total customer lines mix for each quarter of 2000, 2001 and 2002.

                                    2000                                2001                                 2002
                      --------------------------------- -------------------------------------- ----------------------------------
                        Q1       Q2      Q3      Q4      Q1(3)   Q2(3)    Q3(4)      Q4(5)      Q1(6)    Q2(7)   Q3(8)     Q4
                      --------------------------------- -------------------------------------- ----------------------------------
Period    incremental
Business/total
customer mix (1)

                        29.0%    44.6%   44.3%   62.9%    13.2%    60.8%   108.0%    2,548.2%   n/a(6)   n/a(7) n/a(8)   261.7%
Cumulative
business/total
customer mix (2)        21.0%    22.1%   23.6%   25.3%    25.0%    26.0%    27.3%       28.5%     29.4%   29.8%   30.3%    31.0%

----------------------------

(1) Periodic incremental business/total customer mix represents the net change in subscriber business lines during the referenced periods as a percentage of total net change in active subscriber lines during those periods.

(2) Cumulative business/total customer mix represents the number of subscriber business lines as a percentage of total active subscriber lines at the end of the referenced periods.

(3) The number of active subscriber lines reported previously has been corrected as a result of discovering an error in the IT reporting system. This also resulted in a recalculation of reported figures for the average revenue per line, the number of business lines and business customers' mix. This adjustment had no impact on our previously reported revenues.

(4) In the third quarter of 2001, the number of ringing lines increased by 5,296. Due to churn, number of non-business customers decreased by 425. As a result, the business mix for the period reached 108.0%.

(5)  In the fourth quarter of 2001, the number of ringing lines increased by
     168. Due to churn, the number of non-business customers decreased by 4,113. As a result, the business mix for the period reached 2,548.2%.

(6) In the first quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 1,514. The number of business customers lines in the same period increased by 2,569.

(7) In the second quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 143. The number of business customers lines in the same period increased by 1,434.

(8) In the third quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 1,913 The number of business customers lines in the same period increased by 1,212.

INVESTMENTS

As a part of our investment activities, our operating subsidiaries enter into network construction agreements with certain subcontractors. Such agreements result in certain capital expenditures, described in Note 7, to our Financial Statements included in this annual report.

Other than the contracted capital expenditures described above and the Millennium transaction described in Item 4 ("The Company--Description of Business--Legal Proceedings,") we have not engaged in any other material investment agreements.

OPERATING EXPENSES

Through December 31, 2002, we divided our costs and expenses into the following categories: interconnection charges, cost of equipment, salaries and benefits, social security costs, depreciation and amortization and other operating expenses.

Interconnection Costs, net

Interconnection costs, net accounted for 13.5% of our operating expenses for the year ended December 31, 2002. The Netia group companies are currently party to two interconnection regimes, using (i) a revenue-based formula and (ii) a cost-based formula. The Netia group companies operating on the basis of a local license granted under the previous telecommunications law pay interconnection costs based on a certain percentage of revenues collected. Generally, under these interconnection agreements, settlement costs paid to TPSA for outgoing (i.e., those originating from our customers) international calls are up to 72.0% of TPSA's tariffs for these calls and, for outgoing domestic long-distance calls, from 22.5% to 40.0% of TPSA's tariffs. Recently we have reduced our payments to mobile operators from between 0.87 PLN to 1.13 PLN (peak time) per call minute to, respectively, 0.82 PLN to 0.87 PLN (peak time) per call minute (since May 2003) and further reduction of these payments is already announced. These settlement costs are independent of the rates we charge our customers for placing these calls, although our basic tariff option is effectively pegged to the rates charged by TPSA for similar calls. We pay to, and are paid by, mobile operators (but not fixed-line operators) who directly connect to our network for calls originating in and terminating on our network. Netia 1, which provides domestic long-distance services, is charged by local loop operators on the basis of the number of switches required to connect a telephone call, as provided in European Union guidelines. Those rates, which were substantially reduced at the end of 2001, are currently PLN 0.05 for single transit and PLN 0.068 (in peak time) for double transit. Since January 1, 2003 we also offer international long-distance calls and now pay to our foreign partners the fees for international termination of these calls based on international prices. Despite expected changes in the interconnection settlements regime, these costs are expected to remain a significant item of our operating costs in the foreseeable future.

Cost of Equipment

The cost of equipment is related exclusively to our other businesses and comprises costs incurred in connection with the purchase of radio trunking equipment subsequently used in the construction of a trunking network and trunking systems under various construction contracts entered into by Uni-Net, our 58.2%-owned subsidiary.

Salaries, Benefits and Social Security Costs

The level of salaries, benefits and social security costs accounted for 14.2% of our total operating costs for the year ended December 31, 2002, and increased as expressed as a percentage of total operating costs for the year ended December 31, 2001 when it accounted for 11.7% total operating costs, primarily as a result of reduction of operating costs. The number of employees in the Netia group decreased from 1,536 as of December 31, 2001 to 1,289 as of December 31, 2002.

Depreciation and Amortization

Depreciation and amortization expenses consist of the depreciation of property, plant and equipment, primarily related to our network, and the amortization of intangible assets, principally of our licenses. We commence amortization of licenses for a territory when we begin operations in that territory. We expect depreciation and amortization expenses to remain stable in the future, except if any future impairment of long-term assets is recorded.

Other Operating Expenses

Our other operating expenses primarily include maintenance and related expenses necessary to service, maintain and operate our network; selling, general and administrative expenses; and customer service expenses. We are implementing cost-saving actions; however, we expect that our other operating expenses may continue to increase in connection with the expansion f our network, the expansion of our operations and the geographic expansion of our product and service offerings.

TAXES

The Polish tax system has restrictive provisions for grouping of tax losses for multiple legal entities under common control, such as us and our subsidiaries. Thus, each of our subsidiaries may only utilize its own tax losses to offset taxable income in subsequent years. Losses are not indexed to inflation. Deferred tax assets related to these losses have been reserved for. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum.

Although we believe we have structured our inter-company funding arrangements to accommodate the rules that are presently in effect, we cannot be certain that the tax authorities will concur with our position, or that we will be able to structure our future funding arrangements to accommodate the rules. Additionally, we believe we have constructed the effects of the restructuring in a tax-efficient manner, but we cannot assure you that we will be able to avoid taxation in all of the jurisdictions concerned. As a result, we may be required either to pay increased amounts of Polish or Dutch corporate taxes and/or transfer tax, or to restructure our inter-company funding arrangements in a manner that would be less tax-efficient than our present arrangements.

The internal consolidation of the Netia group companies approved by the Company's supervisory board in December 2002 will result in all operating companies being merged into Netia Holdings S.A. Consequently, the new structure will simplify the intra-group financial arrangements and therefore reduce the risks related to compliance with applicable tax regulations. The proposed consolidation will not result in an increase of tax liabilities of the Netia group companies.

MINORITY INTERESTS

Minority interests represent that share of the net results of operations of subsidiaries that are not attributable to our ownership interest. Minority interests are adjusted out of the net loss of the Netia group in accordance with IFRS and U.S. GAAP. Accordingly, we do not recognize the portion of the losses assigned to the minority interest shareholders. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment to fund the entity.

SEGMENT REPORTING

We report our operating results in two segments: the telecommunications business and other businesses. Our other businesses consist of the provision of specialized trunking services, the sale of related equipment and the development of residential real estate. We conduct our specialized mobile radio business through Uni-Net.

The following table sets out certain financial data related to our telecommunications businesses and other business:


                                                 REVENUES                                    OPERATING PROFIT/(LOSS)
                                     -----------------------------------------   ----------------------------------------------
                                                   YEAR                                          YEAR
                                      2000         2001       2002                2000           2001       2002
                                      ----         ----       ----                ----           ----       ----
                                                                      (PLN IN MILLIONS)

 Telecommunications businesses.       395.2        512.2      588.1              (160.7)       (530.5)    (263.3)

Other businesses...............        47.5         26.7       16.3                 4.2           1.6       (0.5)
                                      -----        -----      -----              -------       -------     ------
                                      442.7        538.9      604.4              (156.5)       (528.9)     262.8
                                      =====        =====      =====              =======       =======     ======


RESULTS OF OPERATIONS

Certain important differences between U.S. GAAP and IFRS are explained in Note 25 to our Consolidated Financial Statements included in this annual report.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Revenues. Revenues from telecommunications services increased by 14.8% to PLN
588.1 million during the year ended December 31, 2002 from PLN 512.2 million during the year ended December 31, 2001. The increase was primarily attributable to an increase in the number of business customer lines that averaged a higher revenue per line than residential customers - from 97,994 as at December 31, 2001 to 105,638 as at December 31, 2002 and increases in monthly fees. At December 31, 2001 and 2002, 28.5% and 31.0%, respectively, of our subscribers were business customers. Overall average monthly revenue per line decreased to PLN 115.42 for the year ended December 31, 2002 from PLN 122.13 for the year ended December 31, 2001. The average monthly revenue per line for business customers also decreased during the year ended December 31, 2002 to PLN 200.11 as compared to the year ended December 31, 2001, when it was PLN 224.68.

Costs and expenses. Total costs and expenses decreased to approximately PLN
851.4 million during the year ended December 31, 2002 from approximately PLN 1,042.7 million during the year ended December 31, 2001, or by 18.3%. This decrease was mainly attributable to lower level of charges for impairment of long term assets recorded in 2002 of approximately PLN 149.4 million as compared to approximately PLN 336.5 million in the year ended December 31, 2001. This decrease was partially offset by an increase in the costs of depreciation of fixed assets and amortization of intangible assets to approximately PLN 267.2 million in 2002 from approximately PLN 251.3 million in 2001 or by 6.3%.

Financial expenses, net. Net financial expenses amounted to PLN 417.8 million during the year ended December 31, 2002 in comparison to PLN 231.4 million during the year ended December 31, 2001. This increase was mainly attributable to net foreign exchange losses of PLN 187.9 million recorded in 2002 as opposed to net foreign exchange gains of PLN 154.4 for 2001. This increase was partially offset by a lower amount of interest expense in 2002 compared to 2001. The interest expenses amounted to PLN 244.5 million and PLN 421.9 million for 2002 and 2001, respectively, due to the fact that in 2002 interest was effectively charged only until the opening of the Dutch moratorium proceedings on July 12, 2002.

Effect of debt default and cancellation of swap transactions. During the year ended December 31, 2001, we recorded charges of PLN 274.6 million as a result of the cancellation of our swap transactions with JPMorgan Chase Bank and Merrill Lynch Capital Services, and PLN 112.0 million for the effect of the default on our existing notes.

Taxes. The tax charge during the year ended December 31, 2002 amounted to PLN
1.7 million as compared to a tax charge of PLN 4.5 million during the year ended December 31, 2001. In each period the charge primarily resulted from tax payable by certain of our subsidiaries.

Net losses. As a result of the factors discussed above, we incurred net losses of PLN 675.5 million during the year ended December 31, 2002 as compared to net losses of PLN 1,151.3 million during the year ended December 31, 2001.

OTHER BUSINESSES

Revenues from other businesses decreased to PLN 16.3 million during the year ended December 31, 2002 from PLN 26.7 million during the year ended December 31, 2001, mainly due to substitution of radio trunking services by mobile telephony services. As a result of this decrease in revenues, operating profit decreased to PLN 0.7 million during the year ended December 31, 2002 from PLN 3.0 million during the year ended December 31, 2001. Net profit decreased to PLN 0.5 million for the year ended December 31, 2002 from PLN 2.1 million for the year ended December 31, 2001 as a result of these changes and decreases in financial costs.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

TELECOMMUNICATIONS BUSINESS

Revenues. Revenues from telecommunications services increased by 29.6% to PLN
512.2 million during the year ended December 31, 2001 from PLN 395.2 million during the year ended December 31, 2000. The increase was primarily attributable to a 7.1% increase in the number of total subscribers from 321,073 at December 31, 2000 to 343,802 at December 31, 2001, as well as increases in monthly subscription fees in May 2001 and the introduction of new products. Revenue grew at a greater rate than the subscriber base primarily due to the increase in the proportion of our subscribers who are business customers, who on the average generate higher revenue per line than residential customers. At December 31, 2000 and 2001, 25.3% and 28.5%, respectively, of our subscribers were business customers. Average monthly revenue per line also increased to PLN 122.13 for the year ended December 31, 2001 from PLN 114.31 for the year ended December 31, 2000. The average monthly revenue per line for business customers remained stable during the year ended December 31, 2001 at PLN 224.68 as compared to the year ended December 31, 2000, when it was PLN 224.25.

Costs and expenses. Total costs and expenses increased to PLN 1,042.7 million during the year ended December 31, 2001 from PLN 556.0 million during the year ended December 31, 2000, or by 87.5%. This increase was mainly attributable to recording an impairment of goodwill in the amount of PLN 220.3 million, caused by our belief that there is no longer a future economic benefit that can be associated with our goodwill and an impairment test performed; an impairment provision for fixed assets that are not expected to be utilized, in the amount of PLN 97.0 million; a provision for network construction in progress, the completion of which is considered to be unprofitable, in the amount of PLN 19.2 million; and an allowance in the amount of PLN 17.0 million for receivables in connection with our withdrawal from our acquisition of Millennium. Other factors influencing this increase include expanding our business activity, which resulted in a higher level of interconnection charges and other operating expenses, consisting mainly of salary costs and the cost of leased lines. Depreciation of fixed assets also increased due to the continuing expansion of our network. Amortization of other intangible assets increased due to the increased level of computer software, an increase in the amortization of licenses due to the commencement of provision of telecommunications services in Warsaw, and amortization of the Warsaw license acquired in June 2000.

Financial expenses, net. Net financial expense amounted to PLN 231.5 million during the year ended December 31, 2001 in comparison to PLN 198.4 million during the year ended December 31, 2000. This increase was mainly attributable to an increased amount of interest expense associated with a higher level of average debt outstanding during the year ended December 31, 2001 as the result of the issue of EUR 200 million Senior Euro Notes, which we refer to as the 2000 Euro Notes, in June 2000. Additionally, the increase in the foreign exchange gains during the year ended December 31, 2001 compared to the year ended December 31, 2000 was entirely offset by the decreased interest income in the corresponding period.

Effect of debt default and canceling of swap transactions. During the year ended December 31, 2001, we recorded charges of PLN 274.6 million as a result of the cancellation of our swap transactions with JPMorgan Chase Bank and Merrill Lynch Capital Services, and PLN 112.0 million for the effect of the default on our existing notes.

Taxes. The tax charge during the year ended December 31, 2001 amounted to PLN
4.5 million as compared to a tax charge of PLN 1.7 million during the year ended December 31, 2000. In each period the charge primarily resulted from tax payable by certain of our subsidiaries.

Net losses. As a result of the factors discussed above, we incurred net losses of PLN 1,151.3 million during the year ended December 31, 2001 as compared to net losses of PLN 365.2 million during the year ended December 31, 2000.

OTHER BUSINESSES

Revenues from other businesses decreased to PLN 26.7 million during the year ended December 31, 2001 from PLN 47.5 million during the year ended December 31, 2000, due to increased competition in the radio trunking equipment market. As a result of this decrease in revenues, operating profit decreased to PLN 1.6 million during the year ended December 31, 2001 from PLN 4.2 million during the year ended December 31, 2000. Net profit decreased to PLN 2.1 million for the year ended December 31, 2001 from PLN 3.1 million for the year ended December 31, 2000 as a result of these changes and decreases in financial costs.

FOREIGN CURRENCY FLUCTUATIONS

Our revenues and costs are predominantly denominated in Polish zloty, other than payments made to suppliers of certain equipment and services, which are linked to the U.S. dollar and euro. In the previous years we raised long term debt on international financial markets, and as of December 31, 2002 were exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. dollar and euro.

We will face foreign exchange risk in respect of our capital expenditure-related liabilities and license fee obligations.

Our license fee obligations are denominated in euro. Any devaluation of the Polish zloty against euro that we are unable to offset through price adjustments will require us to use a larger portion of our revenues to service our non-zloty-denominated debt. Shifts in currency exchange rates may have an adverse effect on our ability to service our non-zloty-denominated obligations and, therefore, on our financial condition and results of operations.

B.         LIQUIDITY AND CAPITAL RESOURCES

As a result of the restructuring described more fully in Item 4.A ("Information on the Company - History and Development of the Company - Financial Restructuring") as of December 31, 2002, we had an accumulated deficit of PLN 2,932 million, shareholders' equity of PLN 2,802 million and a net working capital of PLN 100 million, as computed according to IAS. The conclusion of arrangements with our creditors in Poland and the Netherlands, allowed us to regain solvency. The restructuring did not lead to the elimination of all of our outstanding debt. We also redeemed all outstanding 2002 Notes issued on December 23, 2002 as part of the restructuring on March 24, 2003 for an aggregate amount of EUR 51,096,381. In addition, we will have to repay the outstanding installment obligations not exchanged for the ordinary series H shares offered by us of a nominal amount of PLN 11.9 million between 2007 and 2012.

In relation to the conversion of licenses to permits, we are currently contesting the requirement to pay the license fees due under the licenses held by us prior to January 1, 2001. As of December 31, 2002, the liabilities under local license fees equaled approximately EUR 95.4 million (recorded at nominal value of PLN 390.5 million at the average exchange rate quoted by NBP on December 31, 2002), further increased pursuant to the decision of the Ministry of Infrastructure by a prolongation fee of PLN 15.8 million.

Further, the Conversion Act was enacted in Poland regarding the restructuring of license fee obligations. Based on this law, we have submitted applications for the cancellation of our license fee obligation amounting to PLN 308 million (present value of the license obligations at December 31, 2002) based on capital expenditures we have already incurred. These applications are to be reviewed by the Polish government and according to the law can only be refused if the Minister responsible for this matter does not recognize the investments already made by us as qualifying capital expenditure. In this respect, we received notification letters from the Polish government dated March 21, 2003, indicating that the applications will be considered by June 30, 2003.

Simultaneously with applying for conversion of our license fees we are also contesting the requirement to pay the license fees. We have filed applications with the Minister of Infrastructure to establish that the license fees associated with previously issued licenses have expired as a direct result of the conversion of such licenses to permits, and in the case of Netia 1 also to obtain a refund of the license fees already paid since January 1, 2001. In the second half of 2002, all our local operating companies received decisions of the Minister of Infrastructure rejecting our companies' applications to establish that our license fee obligations have expired after conversion of our licenses into permits. The Minister of Infrastructure subsequently upheld its decisions in proceedings under motions for reconsideration. With regard to these decisions relating to all affected companies, we have appealed to the Supreme Administrative Court of Poland demanding the revocation thereof on the grounds of being contrary to the letter of law. We cannot predict, however, if the appeals will result in revocation of these decisions. Should the actions prove unsuccessful, the liability to pay the local license fees, including approximately EUR 47.7 million (approximately PLN 195.4 million at the average exchange rate quoted by NBP on December 31, 2002) (further increased by the extension fees) that became due and payable on December 31, 2002, may have a negative impact on the liquidity of the Netia group, unless we are able to obtain the conversion of these fees into investment obligations under the Conversion Act.

As the restructuring is complete, we do not believe that events or conditions exist which may cast significant doubt on our ability to continue as a going concern.

We will continue to take steps aimed at preserving our cash, such as substantial reductions in capital and operating expenditures in comparison with our prior plans and steps aimed at seeking to confirm expiration, cancellation, deferral or conversion of our remaining license fee obligations. Cash and cash equivalents held by the Netia group as of December 31, 2002 amounted to PLN
132.5 million. We also held restricted cash and cash equivalents of PLN 199.3 million established as temporary security for our 2002 Notes. Furthermore, we held PLN 54.9 million in a restricted deposit account, which pursuant to an order of the U.S. Bankruptcy court was released to us on May 29, 2003 after we made the warrants available to the pre-restructuring shareholders.

In our opinion, as of the date of this annual report, the working capital is sufficient for our present requirements without taking into account any consequences of potential adverse administrative or court decisions with respect to our outstanding license fee obligations. For description of consequences of potential adverse administrative or judicial decisions on our liquidity and capital resources, see Item 3.D ("Key Information - Risk Factors - We May Not be Successful in Contesting Our Obligations Under Converted Licenses.")

HISTORICAL OVERVIEW

CASH FLOW FROM OPERATING ACTIVITIES

Net cash provided by operating activities was PLN 198.5 million during the year ended December 31, 2002 and PLN 177.6 million during the year ended December 31, 2001. This change was mainly driven by the fact that our telecommunications revenues increased more than our cash operating expenditures during the year ended December 31, 2002, which contributed to positive operating cash flow.

Net cash provided by operating activities was PLN 177.6 million during the year ended December 31, 2001 and PLN 165.3 million during the year ended December 31, 2000. This change was again attributable to the fact that our telecommunications revenues increased more than our cash operating expenditures during the year ended December 31, 2002, which contributed to positive operating cash flow.

CASH FLOW FROM INVESTING ACTIVITIES

Net cash used in investing activities was PLN 468.3 million during the year ended December 31, 2002 compared to PLN 639.2 million during the year ended December 31, 2001. The decrease in outflows from investing activities relating to purchases of fixed assets and computer software is in line with our revised business plan, which contemplates a significant reduction in such expenditures as compared to our previous plans. Cash used in investing activities for the purchase of fixed assets and computer software was PLN 270.6 million (U.S.$ 70.5 million) for the year ended December 31, 2002 compared to PLN 582.8 million (U.S.$ 151.8 million) for the year ended December 31, 2001. Outflows from investing activities in 2002 also included PLN 197.7 million deposited in a restricted account as temporary security for obligations arising under our 2002 Notes.

Net cash used in investing activities was PLN 639.2 million during the year ended December 31, 2001 compared to PLN 1,357.5 million during the year ended December 31, 2000. This decrease reflected the deposit of PLN 219.9 million in investment accounts during the year ended December 31, 2000, in connection with the issue in June 2000 of our 13.75% Senior Notes due 2010 as well as the payment of license fees of PLN 360.0 million during the year ended December 31, 2000 compared to PLN 4.0 million during the year ended December 31, 2001. This decrease in cash used in investing activities was also due to a decrease in the amount of fixed assets purchased, such as switches and fiber-optic cable. Cash used in investing activities for the purchase of fixed assets was PLN 582.8 million during the year ended December 31, 2001 and PLN 756.7 million during the year ended December 31, 2000. These decreases were partially offset by the purchase of minority interest shareholdings pursuant to our pre-existing contractual obligations - including shareholdings in Netia 1 - by Netia for PLN
60.9 million during the year ended December 31, 2001.

CASH FLOW FROM FINANCING ACTIVITIES

There were no financing activities in the year ended December 31, 2002, apart from payments for our shares and notes issuance costs within the restructuring process of PLN 80.4 million (U.S.$ 20.9 million) (see Item 4.A ("Information on the Company - History and Development of the Company - The Financial Restructuring")) and a partial settlement of our swap transactions paid in January 2002 in the amount of PLN 29.3 million (U.S.$ 7.6 million). In the year ended December 31, 2001, outflow from financing activities was PLN 142.6 million (U.S.$ 37.1 million) and related mainly to the payment of coupon interest on our 10.25% Senior Dollar Notes due 2007 issued by NH BV of PLN 111.4 million and PLN
22.5 million related to cancellation of swap transactions.

Net cash provided by financing activities during the year ended December 31, 2000 was approximately PLN 1,289.2 million and resulted from our June 2000 public offerings of ordinary shares and ADSs, and our related sale of 2,250,000 of our ordinary shares to Telia, our principal shareholder, in which we raised aggregate net proceeds of PLN 467.6 million; our June 2000 issue of EUR 200.0 million of 13.75% Senior Notes due 2010; and the proceeds from minority shareholders in connection with the equity increase by Netia 1.
Cash and cash equivalents are held in Polish zloty, euro and U.S. dollars on the bank deposits in Poland as well as with money market investment funds.

We cannot assure you that we will be successful in undertaking any of these measures or that taking any or all of these actions would not have an adverse effect on us.

DESCRIPTION OF CERTAIN INDEBTEDNESS

On December 23, 2002, NHBV issued EUR 49,869,000 (approximately PLN 198,757,886 at the average exchange rate quoted by NBP on December 23, 2002) aggregate principal amount of the 2002 Notes to consenting holders of existing notes and financial creditors in exchange for relinquishing their claims under existing notes and swap obligations. The 2002 Notes were fully and unconditionally guaranteed by the Company. The 2002 Notes were originally to mature on December 23, 2008. The 2002 Notes have borne interest at 10% per annum. Interest was payable in six-month installments beginning on June 23, 2003. At the Company's option, the first four interest payments could have been paid in kind by capitalizing such interest at a rate of 12% per annum and issuance of additional notes for principal amount equal to such capitalized interest. Interest expense during the year ended December 31, 2002 was approximately EUR 114,000 (PLN 460,000 at the average exchange rate quoted by NBP on December 31, 2002). The cost of issuance of the 2002 Notes amounted to PLN 42,550 and was to be charged to the statements of operations throughout the period until the maturity of the 2002 Notes. The charge for the year ended December 31, 2002 amounted to approximately PLN 127,000.

On February 13, 2003 the redemption of the 2002 Notes was approved by our supervisory board, following the recommendation of the management board. The 2002 Notes were redeemed on March 24, 2003 without penalty at par value plus accrued and unpaid interest from the date of issuance. We paid an aggregate EUR 51,096,381 (approximately PLN 221,482,373 at the average exchange rate quoted by NBP on March 24, 2003 or U.S.$ 54,357,000 at the exchange rate on March 24,
2003) to redeem them. The one-off write off of the unamortized part of the issuance cost in connection with the redemption of the 2002 Notes amounted to PLN 41,161,000.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are presented below. It should be noted that we prepare our consolidated financial statements in accordance with IFRS. IFRS differ in certain important respects from U.S. GAAP. You should read Note 25 to our Consolidated Financial Statements included in this annual report for a discussion of these differences as they relate to us.

These critical accounting policies are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS, or U.S. GAAP, if applicable, with no need for management's judgment in their application. There are also areas in which the exercise of management's judgment in selecting an available alternative would not produce a materially different result. See Item 18 ("Financial Statements") and the notes thereto, which contain accounting principles and other disclosures required by the applicable accounting standards.

ESTIMATING THE IMPAIRMENT OF ASSETS

We are required to estimate the recoverable amount of an asset whenever there is an indication that the asset may be impaired. Factors considered important that could trigger an impairment review include significant negative industry or economic trends as well as conditions within the Netia group. We are required to recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is measured as the higher of net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's-length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs; while the value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In determining an asset's value in use, we are required to estimate the future cash inflows and outflows to be derived from the continuing use of the asset and from its ultimate disposal, and applying the appropriate discount rate to these future cash flows. For the purposes of reconciliation of our results to U.S. GAAP, we measure the recoverability of assets to be used by a comparison of the carrying value of an asset to the projected undiscounted future net cash flows to be generated by the asset.

REVENUE RECOGNITION

We measure our telecommunications and other revenue net of discounts and value added tax. Our telecommunications revenue includes mainly installation fees, monthly charges and calling charges. We record revenue from installation fees, which are not in excess of selling costs, when the customer is connected to the network. Our other telecommunications revenue comprises the provision of internet, leased lines, frame relay and ISDN services as well as the sale of telecommunications accessories; and we recognize revenues for these transactions when the service is provided or when the goods are sold.

Our other revenue includes revenue from specialized mobile radio service (public trunking), through our subsidiary Uni-Net. We record service revenues when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

For the purposes of reconciling of our results to U.S. GAAP, we comply with requirements of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," which we refer to as SAB 101. In certain cases, SAB 101 requires up-front fees to be deferred and recognized over the expected period of the customer relationship. We have applied SAB 101 and deferred the revenue from installation fees over the expected period of the customer relationship. The expected period of the customer relationship was seven years through December 31, 2000 and, was revised to five years as of January 1, 2001. The effect of this change in the expected period of the customer relationship is not material for the current period.

DEFERRED INCOME TAXES

As part of the process of preparing our consolidated financial statements, we are required to estimate the tax incomes and losses of our subsidiaries. To do this, we estimate our actual current tax liabilities, whilst deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

We use currently enacted tax rates to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. We record valuation allowances for deferred tax assets when it is likely that tax benefits will not be realized. To the extent we establish a valuation allowance or increase this allowance in the period, we must include an expense within the tax provision in the statement of operations.

We believe that the accounting estimate related to establishing tax valuation allowances is a "critical accounting estimate" because: (1) it requires the Company management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the impact changes in actual performance versus these estimates could have on the realization of tax benefit as reported in our results of operations could be material. Management's assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

ACCRUED LIABILITIES

We exercise considerable judgment in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. Where we expect that the occurrence of a contingency is reasonably likely, we accrue an amount for the contingent liability that represents management's estimate at the balance sheet date considering all anticipated risks and losses up to that date, even if they became known after the balance sheet date but prior to the preparation of the financial statements. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated amount accrued.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Services Accounting Board, which we refer to as the FASB, issued SFAS No. 142, "Goodwill and Other Intangible Assets," which we refer to as SFAS 142, which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied beginning with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. On January 1, 2002, we adopted SFAS 142. Based on management's evaluation of our consolidated financial position at that date, including its negative equity and the value of our quoted stock market price, we wrote off goodwill with a net book value of approximately PLN 213,443,000 for U.S. GAAP purposes.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002. The adoption of SFAS 143 did not have a material impact on our consolidated financial statements.

On January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which we refer to as SFAS 144, which supersedes APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and SFAS No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirements of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a "primary assets" approach to determine the cash-flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. The adoption of SFAS 144 did not have a material impact on our consolidated results of operations or financial position.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction as of April 2002," which we refer to as SFAS 145. The objective of SFAS 145 is to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects and that are similar to sale-leaseback transactions. The provisions of SFAS 145 are required to be applied in fiscal years beginning after May 15, 2002. The adoption of SFAS 145 did not have a material impact on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities, which we refer to as SFAS 146. SFAS 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity." The provisions of SFAS 146 are required to be applied for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on our consolidated financial statements at the date of this annual report.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which we refer to as FIN 45. FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosure to be made by a guarantor in its financial statements about its obligation under certain guarantees that it has issued and to be made in regard of product warranties. Disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", which we refer to as SFAS 148. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. That amendment is not relevant, unless management considers the adoption of the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are required to be applied in fiscal years ending after December 15, 2002. We are currently evaluating the impact that the adoption of SFAS 148 may have on our consolidated financial statements.

INFLATION

In connection with its transition from a state-controlled to a free-market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the Polish zloty.

The Polish government has adopted policies that slowed the annual rate of consumer price inflation from an average of 250.0% in 1990 to approximately 8.6% in 1998, 9.8% in 1999, 8.5% in 2000, 3.6% in 2001 and 0.8% in 2002. Inflation in
the 12-month period ended March 31, 2003 amounted to approximately 0.6%. Substantial portions of our operating expenses are, and are expected to continue to be, denominated in Polish zloty and tend to increase with inflation. Inflation has had, and may continue to have, a material adverse effect on our financial condition and results of operations. We may increase our tariffs to account for Polish price inflation. The new Telecommunications Act, however, grants the ORTP the authority to review and, in certain situations, effectively overrule the prices we and other telecommunications service providers propose to charge for our services.

C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES, ETC.

None.

D. TREND INFORMATION

See Item 5.A ("Operating and Financial Review and Prospects--Operating Results") and Item 5.B ("Liquidity and Capital Resources") for a discussion of information required by this item.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS, SENIOR MANAGEMENT

GENERAL

We are governed by a management board, a supervisory board and the general meeting of our shareholders.

Currently according to the Company's statute, the Company's supervisory board may consist of up to seven members, who are elected for five-year terms unless dismissed earlier by shareholders. Holders of series A-1 preferred shares have the right to appoint one member of the supervisory board. The statute requires that at all times at least two supervisory board members be Independent Members. Under the provisions of the Company's statute an "Independent Member" is a person who: (i) is not the Company's executive officer or an executive officer of any of the Company's subsidiaries of any affiliate of the Company and is not a member of the immediate family (or someone with a similar relationship) of any such person; (ii) does not have a business or professional relationship with the Company or any of its subsidiaries that is material to the Company or such person; (iii) does not have an ongoing business or professional relationship with the Company or any of its subsidiaries, whether or not material in an economic sense, which involves continued dealings with the management of the Company, such as the relationship between the Company and our investment bankers or legal counsel; (iv) is not an employee of the Company or any of its subsidiaries or of any affiliate of the Company and is not a member of the immediate family (or someone with a similar relationship) of any such person;
(v) is not an employee of any shareholder or any affiliate of any shareholder holding more than 5 (five) per cent of issued share capital of the Company or any of its subsidiaries or of any affiliate of the Company and is not a member of the immediate family (or someone with a similar relationship) with any such person or (vi) does not have a business or professional relationship with any shareholder or any affiliate of any shareholder holding more than 5 (five) per cent of the issued share capital of the Company or any of its subsidiaries that could have significant impact on the ability of such person to make impartial decisions.

Generally, the shareholders of a Polish company elect the members of its supervisory board and its management board and, as a group, hold decision-making power over the distribution and designation of profits, the issuance of shares, increases or decreases in share capital and potential mergers or divestitures of the company. The shareholders also vote on proposed amendments to that company's statute.

However, pursuant to Netia Holdings S.A.'s statute, members of our management board are appointed and dismissed by the supervisory board.

In addition, the supervisory board generally maintains supervision over a limited number of our activities specified by law and the Company's statute. Specifically, consistent with Polish legal requirements, the supervisory board reviews our annual Polish statutory accounts, the management board's reports and the matters proposed to be presented at the shareholders' meetings. The supervisory board also sets the salaries of, imposes and enforces appropriate disciplinary action on, and examines issues raised by, the management board. The supervisory board also approves the motions of the management board pertaining to the sale or encumbrance of real estate.

Our management board may consist of up to ten members, each of whom is to be appointed for five-year terms. The management board is responsible for matters not specifically reserved to either the shareholders or the supervisory board and effectively oversees our day-to-day management. In particular, the management board manages our operations under the supervision of the Chief Executive Officer, serves as our legal, governmental and third-party representative and issues resolutions concerning any business activities that we may undertake. The management board resolutions are adopted by a simple majority of votes.

Set forth below is a list of the current members of our supervisory board:


                                                                                                     YEAR APPOINTED FOR   YEAR TERM
NAME                                               AGE                  APPOINTED BY                  THE CURRENT TERM     EXPIRES
---------------------------------------------- ------------ ---------------------------------------- -------------------- ----------
Nicholas N. Cournoyer (Chairman)                   45                      Telia*                           2003             2008
Morgan Ekberg.................................     57                      Telia*                           2003             2008
Andrzej Stefan Radziminski....................     59          Holders of series A-1 shares**               2002             2007
Ewa Maria Robertson...........................     56                    Warburg***                         2003             2008
Jaroslaw Bauc ................................     45                 All shareholders                      2003             2008
Andrzej Michal Wiercinski.....................     55                 All shareholders                      2003             2008
Richard James Moon............................     52                 All shareholders                      2003             2008

--------------------------------
*    Pursuant to paragraph 15.2(a)-(c) of our statute, Telia had the right to appoint from two to four members of our supervisory board (depending on the number of shares held in Netia Holdings S.A.). After changes to our statute adopted by the general meeting of shareholders on January 15, 2003, which became effective on February 20, 2003, Telia is no longer entitled to appoint members of the supervisory board. This resolution did not invalidate the prior appointments by Telia nor did it shorten their terms.

** Pursuant to our statute, holders of series A-1 shares have the right to appoint one member of the supervisory board.

*** Pursuant to paragraph 15.2(d) of our statute, Warburg had the right to appoint one member of the supervisory board. After changes to our statute adopted by the general meeting of shareholders on January 15, 2003, which became effective on February 20, 2003, Warburg is no longer entitled to appoint members of our supervisory board. This resolution did not invalidate the prior appointments by Warburg nor did it shorten their terms.

Our management board currently consists of four members, all of whom are appointed by the supervisory board.

Set forth below is a list of the current members of our management board:
                                                                                                        YEAR APPOINTED
                                                                                                       FOR THE CURRENT     YEAR TERM
  NAME                                    AGE                            TITLE                               TERM           EXPIRES
  -----------------------------------  ---------- ----------------------------------------------------------------------- ----------

  Wojciech Madalski.................      47              Chief Executive Officer / President                2002             2007
  Zbigniew Lapinski.................      36                    Chief Financial Officer                      2003             2008
  Elizabeth McElroy.................      46                   Chief Commercial Officer                      2003             2008
  Paul Kearney......................      40                   Chief Technology Officer                      2003             2008


BIOGRAPHIES OF MEMBERS OF GOVERNING BODIES

JAROSLAW BAUC graduated from the University of Lodz and the University of Windsor in Canada with degrees in economics. Mr. Bauc is a university professor specializing in macroeconomics. He also worked as an advisor to the Ministries of Finance in Mongolia and Romania in 1996 and 1997, respectively. Between 1998 and 2000, he represented the Polish government in the Monetary Policy Council. Between 2000 and 2001, Mr. Bauc held the position of the Minister of Finance in the Polish government. At present, Mr. Bauc is the President of the management board of PTE Skarbiec Emerytura pension fund and a supervisory board member of Tras Tychy S.A.

NICHOLAS N. COURNOYER, the chairman of our supervisory board, graduated from Connecticut College with a Bachelor of Arts degree. He worked in the Latin American Debt Restructuring Department of the Chase Manhattan Bank. In 1985, he established the Emerging Markets Debt Trading Group based in New York. Between 1986 and 1991, he ran a similar operation in London. In 1992, Mr. Cournoyer founded Montpelier, a company specializing in the Emerging Markets. At present, Mr. Cournoyer acts as the Managing Director of Montpelier Asset Management.

MORGAN EKBERG has served as a member of our supervisory board since July 2001. Mr. Ekberg has served in various capacities at Telia since 1984, including Senior Vice President, Head of International Networks since April 2001, Senior Vice President of Business Development from August 200 until March 2001, and Senior Vice President of International Business from April 1999 until June 2000. From January 1996 through April 1999, he was the Senior Vice President of Business Communication at Telia responsible for Unisource/AT&T. Mr. Ekberg also served as the Head of Marketing Division and Sales for Swedish TeleCom from June through December 1995. From 1986 until 1995, Mr. Ekberg was the Head of Administration and Deputy Marketing Director of Telia's Corporate Marketing Department. Mr. Ekberg received an engineering degree in telecommunications in 1964.

PAUL KEARNEY was appointed Chief Technology Officer of Netia on June 12, 2003. Prior to joining Netia, he held various managerial positions with telecommunications companies worldwide. Between 2002 and 2003 he held the position of Vice President, Customer Engineering at QuantumBEAM, UK; between 2000 and 2002 he held the position of Chief Technology Officer and Deputy Chief Operating Officer of Alua, Spain; between 1998 and 2000, he served as Technical Director and between 1994 and 1998 a Network Engineering Manager of BT Spain; between 1991 and 1994 he worked at Cray Communications Spain; and between 1990 and 1991 he worked at Telefonika Sistemas. Mr. Kearney graduated from University College London, UK, with a Masters of Science degree in Telecommunications Business. He also holds a Diploma in Engineering from Dundalk Institute of Technology.

WOJCIECH MADALSKI was appointed Chief Executive Officer and president of the management board on September 17, 2002. Between 1993 and 1998, Mr. Madalski was employed by Pepsico, Inc., where he held the following positions: between 1993 and 1995, he was Chief Executive Officer of E. Wedel S.A. and President of Pepsico Foods International, Poland; between 1996 and 1997, he was Vice President of Pepsico Foods International - Europe Group, UK; and in 1998, he was ECR Director at Walkers Snack Foods Ltd. Between 1998 and 2001, Mr. Madalski served as Chief Executive Officer and President of Hortex Holding S.A. In 2002, he was also a managing director in the Carlsberg Breweries A/S Group in Poland. Mr. Madalski holds a Master of Engineering degree in chemical engineering from McMaster University, Hamilton, Ontario, Canada (1982) and an MSc in environmental engineering from Technical University of Wroclaw (1980).

ELIZABETH MCELROY joined Netia in November 2002. From April 2003, she has held the position of Chief Commercial Officer, responsible for marketing, sales and customer care. Her professional career includes over 20 years of experience in various managerial positions with telecommunications companies worldwide. She also worked in Poland for Centertel between 1992-1993 (representing Ameritech International) and Polska Telefonia Cyfrowa between 1997-2000 (representing MediaOne International). In 2000-2001, she worked as an independent consultant for Reliance Infocom (India), EXi (Canada), the American Association of Pediatrics (USA) and the Polish American Association (USA). Prior to joining Netia, she held the position of Chief Marketing Officer in Hrvatski Telekom, Croatia. Elizabeth McElroy graduated from DePaul University of Chicago, USA, with a Bachelor of Arts degree in marketing. She holds Polish and American citizenship.

ZBIGNIEW LAPINSKI graduated from the Warsaw School of Economics with a Master's degree in economics. He joined Netia in 2001. From 2001, Mr. Lapinski has been Netia's deputy Chief Financial Officer and has worked on the financial restructuring of Netia. In March 2003, Mr. Lapinski was appointed Chief Financial Officer of Netia. Prior to joining Netia, Mr. Lapinski pursued a career in investment banking working for four years in Deutsche Bank and one year in Creditanstalt. Previously he also worked for over two years at the United Nations Industrial Development Organization and Philips Lighting Polska.

RICHARD JAMES MOON graduated from high school at age 16 and joined EMI Electronics as a Sponsored Engineering Apprentice. In 1971, Mr. Moon completed electronic engineering studies earning The Thomas Beaven Memorial Trophy award as the best apprentice. In 1973, Mr. Moon was awarded a diploma in Works Management by Bath Business School. In 1992, Mr. Moon became a member of the Institute of Directors and in 1997 a member of the Royal Society of Arts and Manufacturers. During his professional career, he has worked as Operations Director of Thorn EMI Electronics and Managing Director of Thorn Automation - Industrial Company and in various other positions. For the past ten years, he worked as Managing Director of Thorn EMI Electronics, Sensors Group, Chief Executive of Racal Communications and the Chairman of the management board of Racal Electronics Plc. At present, Mr. Moon works as Chief Executive Officer of Thales Plc (previously Thomson - CSF).

ANDRZEJ RADZIMINSKI has served as a member of our supervisory board since May 1996. Mr. Radziminski was the president of our management board from Netia's establishment in 1990 until his election as chairman. Mr. Radziminski has also been a member of Netia Telekom's supervisory board since October 1995 and of Netia South's supervisory board since February 1997. Until 1990, Mr. Radziminski was Deputy Director General of Polska Poczta Telegraf i Telefon. He has an MSc in electronics from the Warsaw Technical University and a postgraduate studies diploma in law from the University of Warsaw. Mr. Radziminski is also a president of the management board of RP Investment Sp. z o.o.

EWA ROBERTSON graduated from Birkbeck College, London, and specializes in financial advising. She has held managerial positions with, among others, Alliance Capital Ltd., Alliance Capital Management Europe and Citicorp Investment Bank Ltd. Between 1993 and 1996, she was the Head of the Global Bond Sales Department of Daiwa Bank (Capital Management) Ltd. Currently, Ms. Robertson works as an expert in Central and Eastern European Investment Banking with the London branch of Banco SanPaolo IMI.

ANDRZEJ MICHAL WIERCINSKI graduated from the Faculty of Law of Adam Mickiewicz University in Poznan and holds a doctor's degree in legal sciences. He specializes in legal advice in the area of the privatization and restructuring of Polish enterprises. Mr. Wiercinski acted as legal counsel to the Privatization Minister in the Polish government in connection with the National Privatization Program. He has worked as an attorney at Stephenson Harwood in London. He served as a supervisory board member of Wielkopolski Bank Kredytowy S.A., as well as for other companies. Currently, Mr. Wiercinski acts as a supervisory board member of ING Nationale - Nederlanden Polska Powszechne Towarzystwo Emerytalne S.A. Since 1992, Andrzej Michal Wiercinski has been a partner in the Polish law firm, Wardynski i Wspolnicy sp.j. (a registered partnership).

B.         COMPENSATION

Compensation and other costs associated with members of our various management boards during the year ended December 31, 2002 amounted to approximately PLN
13.2 million. The compensation expense for the year ended December 31, 2002 includes approximately PLN 2.5 million of bonus recorded in accordance with the Key Employee Retention Plan bonus scheme based on the restructuring agreement and agreed upon by our supervisory board and the ad hoc committee of our former noteholders. These amounts include remuneration and consulting agreements of the

President of the Company and of the former acting President amounting to approximately PLN 0.7 million and to approximately PLN 3.8 million, respectively.

We had consulting agreements with companies owned by our shareholders and members of our supervisory board and we paid PLN 1.2 million during the year ended December 31, 2002 to such companies.

Neither the Company nor Netia Telekom or Netia South, its two principal operating subsidiaries, set aside any amounts for pension, retirement or similar benefits for or on account of the members of their respective management boards and supervisory boards, except for social security payments made to the applicable Polish authorities with respect to those individuals who are employees as required under Polish law.

Typically, fringe benefits granted to members of our management board in 2002 included reimbursement of documented expenses relating to the performance of the management board member's duties in Poland. In some cases, they also include reimbursement of children's educational fees, moving costs, percentage of home maintenance fees, monthly accommodation allowances and international medical coverage.

Each of our supervisory board members was entitled to reimbursement of costs related to his/her participation in the meetings of the supervisory board. In 2002, three of the supervisory board members were entitled to a monthly remuneration in the amount of the PLN equivalent of U.S.$ 3,000.

We have not provided any loans or guarantees to or for the benefit of any member of our management or the supervisory board.

In December 1999, our supervisory board formally adopted the Netia performance stock option plan, which we refer to as the original Netia performance stock option plan, an incentive plan under which our top managers and key employees were entitled to receive additional compensation in the form of the right to acquire our ordinary shares.

Under the original Netia performance stock option plan, each grantee was awarded, at one-year intervals, a predetermined number of stock options with the right to acquire the number of shares equal to (a)(i) the difference between the market price of our shares at the prescribed exercise date and the fixed initial price, multiplied by (ii) the number of options granted to the grantee and divided by (b) the then-current market price per share. As a result, the actual number of our shares issuable upon exercise of the option depends on the difference between the initial price and the actual market price per share at the time of an exercise, which could vary to a considerable degree and may exceed the number of ordinary shares authorized with respect to this plan.

Because Polish law did not recognize the concept of authorized but unissued shares at the time the original Netia performance stock option plan was established, 608,466 ordinary shares issuable upon the exercise of options have been issued to Centralny Dom Maklerski Pekao S.A., which we refer to as CDM Pekao, to hold in trust for the purpose of satisfying our obligations under the original Netia performance stock option plan. Accordingly, upon an option holder's exercise of his options, CDM Pekao is obligated to transfer to the holder our ordinary shares on the terms set forth in the original Netia performance stock option plan. In September 2000, we filed a Registration Statement on Form S-8 to register for sale by the option holders the ordinary shares they receive upon the exercise of their options. As of December 31, 2002, CDM Pekao held 468,648 ordinary shares for issue upon the exercise of options.

As of December 31, 2002, we had an aggregate of 1,001,512 stock options outstanding under the original Netia performance stock option plan of which 225,000 were held by persons who were members of either our supervisory board or management board in 2002. 111,000 stock options were granted in 2002 and 121,652 previously granted stock options were vested.

In June 2002, our supervisory board adopted a new performance stock option plan, which we refer to as the new Netia performance stock option plan. On April 11, 2003, Netia's supervisory board adopted the detailed conditions required to implement the new Netia performance stock option plan. The new Netia performance stock option plan replaced the original Netia performance stock option plan. The new Netia performance stock option plan is an incentive plan under which senior executives, employees, co-operators, consultants and board members of the managing bodies of the Netia group will be entitled to receive additional compensation in the form of the right to acquire our ordinary shares. Option holders will be entitled to receive series K shares. Up to 5% of our fully diluted ordinary share capital may be issued pursuant to the plan.

Under the new Netia performance stock option plan, our supervisory board has been vested with the right to take individual decisions regarding the participation in the plan, eligibility, the granting of stock options, terms of the exercise, exercise periods, the conditions or circumstances of the termination of stock options, and the method of calculation and the form of receipt of gains accrued on the stock options.

Upon exercise of the options, Netia will issue to each exercising participant the number of shares representing such participant's gain resulting from the exercise of the options. The participant will not pay the exercise price. The first stock options under the new Netia performance stock option plan were granted on April 11, 2003.

The following table sets forth the number of options held on June 23, 2003 by each member of our current management board or supervisory board to whom options were granted and the exercise price and termination date of each option.



                                  STOCK OPTION PLAN          OPTIONS HELD         SECURITIES         EXERCISE
                                                              AS AT JUNE        COVERED BY THE         PRICE
 NAME                                                          23, 2003             OPTIONS          (IN PLN)        EXPIRATION
 ------------------------    ----------------------------    --------------     ----------------    ------------  -----------------
 Wojciech Madalski              new Netia performance          4,530,236               *               2.53         December 20,
                                  stock option plan                                                                     2007
 Elizabeth McElroy              new Netia performance          1,812,095               *               2.53         December 20,
                                  stock option plan                                                                     2007
 Zbigniew Lapinski              new Netia performance          1,087,257               *               2.53         December 20,
                                  stock option plan                                                                     2007
 Paul Kearney                   new Netia performance          1,087,257               *               3.12         December 20,
                                  stock option plan                                                                     2007

-----------
* The number of shares covered by the options equals the value of the gain of the exercising person resulting from the exercise of the options divided by the market price of our ordinary shares on the date of exercise of the options.

C.         BOARD PRACTICES

TERMINATION BENEFITS OF SUPERVISORY AND MANAGEMENT BOARD MEMBERS

Under Polish law, the employee members of our management board are entitled to receive their entire remuneration for a statutorily specified period, known as a termination period, after being notified that their employment is to be terminated. Other benefits due to members of our management board upon the termination of their employment are set forth below. None of the members of our supervisory board are entitled to any benefits upon the termination of their service.

Current Members of our Management Board

Wojciech Madalski. In the event that Mr. Madalski's employment is terminated, he is entitled to receive 100% of his remuneration for a period of 12 months following the termination of his employment.

Zbigniew Lapinski. In the event that Mr. Lapinski's employment is terminated, he is entitled to receive 75% of his remuneration for a period of 12 months following the termination of his employment.

Elizabeth McElroy. In the event that Mrs. McElroy's employment is terminated, she is not entitled to any remuneration after her employment is terminated. However, she is entitled to receive 40% of remuneration for a period of 12 months following termination of the consultancy agreement she has with one of our subsidiaries.

Paul Kearney. In the event that Mr. Kearney's employment is terminated, he is not entitled to receive any remuneration following the termination of his employment.

Former Members of our Management Board

Kjell-Ove Blom, former member of the management board and acting Chief Executive Officer. Upon termination of Mr. Blom's employment, he was entitled to receive 50% of his remuneration for a period of 12 months following the termination of his employment in addition to the reimbursement of certain expenses incurred during his termination period (as defined by Polish law). Upon termination of Mr. Blom's employment in September 2002, we agreed to pay him a lump-sum in accordance with his employment agreement.

Mariusz Chmielewski, former member of the management board. Upon termination of Mr. Chmielewski's employment, he was entitled to receive 50% of his remuneration for a period of 12 months following the termination of his employment. Upon termination of Mr. Chmielewski's employment in February 2003, we agreed to pay him a lump-sum in accordance with his employment agreement.

Ewa Don-Siemion, former member of the management board. Upon termination of Ms. Don-Siemion's employment, she was entitled to receive 100% her remuneration for a period of six months following the termination of her employment and 75% of her remuneration for an additional six months. Upon termination of Mr. Don-Siemion's employment in March 2003, we agreed to pay her a lump-sum in accordance with her employment agreement.

Avraham Hochman, former member of the management board and Chief Financial Officer. Upon termination of Mr. Hochman's employment, he was entitled to receive 50% of his remuneration for a period of 12 months following the termination of his employment in addition to the reimbursement of certain expenses incurred during his termination period (as defined by Polish law). Upon termination of Mr. Hochman's employment in March 2003, we agreed to pay him a lump-sum in accordance with his employment agreement.

Mariusz Piwowarczyk, former member of the management board. Upon termination of Mr. Piwowarczyk's employment, he was entitled to receive 50% of his remuneration for a period of 12 months following the termination of his employment. Upon termination of Mr. Piwowarczyk's employment in June 2003, we agreed to pay him a lump-sum in accordance with his employment agreement.

Dariusz Wojcieszek, former member of the management board. Upon termination of Mr. Wojcieszek's employment, he was entitled to receive 50% of his remuneration for a period of 12 months following the termination of his employment. Upon termination of Mr. Wojcieszek's employment in February 2003, we agreed to pay him a lump-sum in accordance with his employment agreement.

Tore Stefan Albertsson, former member of the management board, currently working as Deputy Chief Commercial Officer of the Company. He resigned from his position as member of the Company's management board in April 2003. However, Mr. Albertsson remains a member of the management board of one of our subsidiaries, Netia Telekom Mazowsze S.A. and is entitled to receive 50% of his remuneration for a period of 12 months following the termination of his employment.

COMMITTEES OF THE SUPERVISORY BOARD

In the course of the year ended December 31, 2002, we had the following committees within our supervisory board: the remuneration committee, the executive committee and the audit committee. All these committees existed until the changes in the composition of our supervisory board, which took place in January 2003.

The remuneration committee of our supervisory board was authorized to exercise its powers with respect to the following matters:

     o the approval of agreements to be entered into with members of our management board and other key employees;

     o    the administration of our stock option plan; and

     o the granting of remuneration to members of our supervisory board, subject to the review and approval of our shareholders.

Any action taken by the remuneration committee with respect to the remuneration of supervisory board members could be amended or rescinded by our shareholders. Members of the remuneration committee were appointed by our supervisory board. Before its dissolution, the remuneration committee consisted of Mr. David Oertle, Mr. Roberto Italia, Ms. Charlotta Oberg, former members of the Company's supervisory board and Mr. Morgan Ekberg, current member of the Company's supervisory board.

The executive committee of our supervisory board was charged with making preliminary analysis of issues to be brought before the supervisory board as a whole. Members of the executive committee were appointed by the supervisory board. Before its dissolution, the executive committee consisted of Mr. Roberto Italia, Ms. Charlotta Oberg, former members of the Company's supervisory board and Mr. Morgan Ekberg, current member of the Company's supervisory board.

The audit committee was established in February 2002. Members of the audit committee were appointed by our supervisory board.

Currently, there are no committees of our supervisory board. The entire supervisory board is entrusted the functions of controlling books and financial reporting of the company and of appointing members of the management board and determining their remuneration. Two members of our supervisory board perform certain coordinating functions. Mr. Richard James Moon is responsible for proper coordination of work of the supervisory board in matters relating to appointments and remuneration of members of the company's management board and Ms. Ewa Maria Robertson is responsible for coordination of work of the supervisory board in matters of internal and external audit and financial reporting.

D.         EMPLOYEES

The number of persons we employed as of December 31, 2000, 2001 and 2002 was 1,626; 1,536 and 1,289 respectively. All of our employees are based in Poland. None of our employees is covered by a collective bargaining agreement or similar arrangement.

E.         SHARE OWNERSHIP

The table below sets forth certain information regarding the beneficial ownership of our capital stock by members of our supervisory board and the management board who beneficially owned our shares on June 23, 2003.


            NAME OF BENEFICIAL OWNER                              NO. OF SHARES                  PERCENTAGE OF THE CLASS
--------------------------------------------------    ------------------------------------  ----------------------------------------
Nicholas Cournoyer                                    3,000 series A ordinary shares                 0.00087%

Andrzej Radziminski                                   1,000 series A-1 preferred shares                100%


The following table sets forth the number of options held on June 23, 2003 by each member of our current management board or supervisory board to whom options were granted and the exercise price and termination date of each option.

                                                                              SECURITIES
                           STOCK OPTION PLAN        OPTIONS HELD AS         COVERED BY THE       EXERCISE PRICE
NAME                                                AT JUNE 23, 2003           OPTIONS              (IN PLN)        EXPIRATION DATE
------------------------ -----------------------    -----------------     -------------------    ----------------   ----------------
Wojciech Madalski        new Netia performance         4,530,236                  *                   2.53            December 20,
                           stock option plan                                                                              2007

Elizabeth McElroy        new Netia performance         1,812,095                  *                   2.53            December 20,
                           stock option plan                                                                              2007

Zbigniew Lapinski        new Netia performance         1,087,257                  *                   2.53            December 20,
                           stock option plan                                                                              2007

Paul Kearney             new Netia performance         1,087,257                  *                   3.12            December 20,
                          stock option plan                                                                               2007


-----------
* The number of shares covered by the options equals the value of the gain of the exercising person resulting from the exercise of the options divided by the market price of our ordinary shares on the date of exercise of the options.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A.         MAJOR SHAREHOLDERS

The table below sets forth certain information, to the extent known by us, regarding the beneficial ownership of shares of our capital stock by persons or entities that beneficially owned 5% or more of each class of our voting securities on June 12, 2003 (or other date as indicated). All such shares have the same voting rights as our shares owned by our other shareholders, except for series A-1 preferred shares (all of which are held by Mr. Andrzej Radziminski) which entitle their holder to appoint and dismiss one member of our supervisory board.


                                                                                             PERCENTAGE OF THE CLASS OF
     NAME OF BENEFICIAL OWNER                         NO. OF SHARES                          OUR SHARES
-----------------------------------------------  ------------------------------------------  --------------------------------

JPMorgan Chase Bank                              50,189,761 ordinary shares                      14.6%

Montpelier Asset Management Ltd                  27,168,828 ordinary shares (1)                   7.9%

Warburg Pincus LLC                               27,933,409 ordinary shares (2)                   7.7%

Polish Enterprise Fund IV, L.P.                  27,533,409 ordinary shares (3)                   7.6%

TeliaSonera AB                                   26,289,367 ordinary shares (4)                   7.2%

SISU Capital Limited                             21,058,296 ordinary shares                       6.1%

Griffin Capital Management Ltd                   20,464,626 ordinary shares (5)                   5.9%

Andrzej Radziminski                              1,000 series A-1 preferred shares                100%


---------------------------
(1) Including 3,000 series A shares owned by Mr. Cournoyer, Managing Director of Montpelier Asset Management Ltd.

(2) Information as of May 28, 2003. The number includes (i) 9,012,520 ordinary shares owned by Warburg; (ii) 6,141,246 ordinary shares to be acquired upon exercise of warrants; (iii) 6,088,835 ordinary shares to be acquired from Telia pursuant to a call option after the receipt of Polish regulatory approval; and (iv) 12,779,643 ordinary shares underlying the warrants to be acquired from Telia pursuant to a call option after the receipt of Polish regulatory approval. For the purpose of this calculation 6,141,246 ordinary shares to be acquired upon exercise of warrants and 12,779,643 ordinary shares underlying the warrants to be acquired from Telia pursuant to a call option after the receipt of Polish regulatory approval were added to the total number of outstanding shares.

(3) Information as of May 30, 2003. The number includes (i) 8,812,520 ordinary shares owned by Polish Enterprise Fund IV, L.P.; (ii) 200,000 ordinary shares to be purchased by Polish Enterprise Fund IV, L.P. from Telia by June 16, 2003 (unless otherwise agreed between the parties, but not later than July 31, 2003); (iii) 11,300,000 ordinary shares to be acquired upon exercise of warrants owned by Polish Enterprise Fund IV, L.P.; and (iv) 7,220,889 ordinary shares underlying the warrants to be acquired from Telia upon exercise of a call option exercisable within 90 days from May 28, 2003. For the purpose of this calculation 11,300,000 ordinary shares underlying the warrants and 7,220,889 ordinary shares underlying the warrants that are subject to a call option were added to the total number of outstanding shares.

(4) Information as of May 30, 2003. This number includes (i) 6,088,835 ordinary shares owned by Telia; (ii) 12,779,643 ordinary shares underlying the warrants sold to Warburg pursuant to the Option Agreement, which remains subject to Polish regulatory approval; (iii) 200,000 ordinary shares which Telia agreed to sell to Polish Enterprise Fund IV, L.P. by June 16, 2003 (unless otherwise agreed between the parties, but not later than July 31, 2003); and (iv) 7,220,889 ordinary shares underlying the warrants that are subject to the call option granted to Polish Enterprise Fund IV, L.P. that is exercisable within 90 days from May 28, 2003. For the purpose of this calculation 12,779,643 warrants sold to Warburg, and 7,220,889 ordinary shares underlying the warrants subject to the call option granted to the Polish Enterprise Fund IV, L.P. were added to the total number of outstanding shares.

(5)  Information as of February 17, 2003.

The table below presents changes in percentage ownership of our shares by our major shareholders during the past three years. The information on percentage ownership as of December 31, 2002 does not include series H shares issued on December 23, 2002 as they were not registered by the Polish court until January 30, 2003.


                                      DECEMBER 31, 2000                  DECEMBER 31, 2001                 DECEMBER 31, 2002

                                                   % OF THE                           % OF THE                           % OF THE
                                                 CLASS OF OUR                       CLASS OF OUR                       CLASS OF OUR
NAME OF THE BENEFICIAL OWNER   NO. OF SHARES        SHARES        NO. OF SHARES        SHARES        NO. OF SHARES        SHARES
                              ---------------------------------  --------------------------------- ---------------------------------

                                    12,674,278          40.34          15,101,285          48.07           15,101,355         48.07
Telia AB (publ.) (1)           ordinary shares                    ordinary shares                     ordinary shares

                                     2,277,077                                 70
Telia Holding Polen AB         ordinary shares           7.25     ordinary shares                                   -

                                     2,923,685                                                              2,923,685
                               ordinary shares
                                                         9.31           2,923,685           9.31                               9.31
Warburg Pincus group (2)                                          ordinary shares                     ordinary shares

------------

(1) Shareholdings of Telia AB (publ.) as of December 31, 2001 and December 31, 2002 included 200,000 ADSs which under Polish law are treated as held by The Bank of New York and are shown in the audited consolidated financial statements as held by The Bank of New York.

(2) The ordinary shares were held by various entities controlled by Warburg, Pincus & Co., a New York general partnership.

ORDINARY SHARES HELD BY U.S. PERSONS

As of June 12, 2003, 1,958,170 of our ordinary shares, representing approximately 0.5% of our aggregate share capital, were held in the form of ADSs primarily in the United States. The Bank of New York is the depositary for the ordinary shares evidenced by ADSs. As of March 13, 2003, there were 725 beneficial holders of our ADSs. In addition, we are aware that, as of April 28, 2003, at least 10% of our ordinary shares in the form of shares were held by persons reasonably believed to be residents of the United States.


B.         RELATED PARTY TRANSACTIONS

OUR RESTRUCTURING AGREEMENT

On December 15, 2001, we defaulted on several interest payments on two series of its notes. Those defaults triggered cross-default provisions under the terms of the indentures governing our four other series of notes and, as a result, we were in default on all six series of the issued notes that were then outstanding. We have also defaulted on swap payments under certain swap agreements and failed to make all subsequent payments of interest due after December 15, 2001. As a result of these defaults and a decline of a level of shareholders' equity, which - as calculated according to Polish Accounting Standards - has been in deficit since December 31, 2001, we were required to file for bankruptcy under Polish law unless we petitioned for the opening of arrangement proceedings. To avoid filing for bankruptcy, the Company, Netia Telekom and Netia South petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

On March 5, 2002, we entered into the Restructuring Agreement, concerning the restructuring of our debt, with an ad hoc committee of our noteholders, certain financial creditors, Telia and Warburg. Together, Telia and Warburg then owned approximately 57.4% of the Company's share capital and acted, with respect to the Restructuring Agreement, separately as the two largest shareholders of the Company. Subsequently the Restructuring Agreement was signed by the majority of our creditors. Under the Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen our balance sheet.

On June 14, 2002, we entered into the Exchange Agreement with a substantial majority of the consenting creditors who were parties to the Restructuring Agreement. The Exchange Agreement further specified terms of the Restructuring Agreement and provided the means for implementing those terms.

The restructuring process encompassed legal proceedings in three jurisdictions and consisted of Dutch moratorium proceedings, Polish arrangement proceedings and proceedings in the United States of America under Section 304 of the United States Bankruptcy Code. Pursuant to the Restructuring Agreement and the Exchange Agreement, NHBV issued the 2002 Notes to holders of the existing notes and JPMorgan Chase Bank which, in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan Chase Bank. In addition, creditors of the Netia group had an opportunity to subscribe with their reduced claims in the form of installment obligations for series H shares issued by the Company. On December 23, 2002, the Company's creditors subscribed for 312,626,040 series H shares offered by the Company in exchange for such installment obligations.

Under the Restructuring Agreement and the Exchange Agreement, the Company's record shareholders as of December 22, 2002 were issued warrants to acquire up to 64,848,652 ordinary shares representing 15% of the Company's post-restructuring share capital pursuant to the Restructuring Agreement (taking into account the issuance of 18,373,785 ordinary shares representing up to 5% of the outstanding share capital in respect of a key employee stock option plan). The supervisory board approved the strike price for the warrants PLN 2.53 on April 12, 2003, which corresponds to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the registration of series H shares by the Polish court. The Company also plans to issue up to 18,373,785 ordinary shares under a key employee stock option plan.

SHAREHOLDERS' AGREEMENTS

We are a party to a shareholders agreement, dated July 13, 2000, referred to here as the Amended and Restated Post-IPO Shareholders' Agreement #1, between Telia, certain entities controlled by Warburg and us, which provides, among other things, that:

     o    the size of the supervisory board shall be ten members;

     o Telia shall have the right to appoint four members of the supervisory board for as long as Telia and its Permitted Controlled Affiliate Transferees (as defined in the Amended and Restated Post-IPO Shareholders Agreement #1) own 20% of our outstanding voting securities, three members for so long as they own 10% to 20% of our outstanding voting securities, two members for so long as they own 5% to 10% of our outstanding voting securities, and no members if at any time Telia and its Permitted Controlled Affiliate Transferees own less than 5% of our outstanding voting securities;

     o Warburg shall have the right to appoint one member of the supervisory board as long as Warburg and its Permitted Controlled Affiliate Transferees own 5% or more of our outstanding voting securities;

     o certain of our founding shareholders shall have the right to appoint one member of the supervisory board; and

     o the remaining four members of the supervisory board shall be elected by our shareholders generally (including Telia and Warburg), provided that, of these four members, one member shall be nominated for election jointly by Telia and Warburg for as long as Warburg and its Permitted Controlled Affiliate Transferees own 5% or more of our outstanding voting securities and one member shall be nominated for election by BRE Bank S.A. for as long as BRE Bank S.A. and its Permitted Controlled Affiliate Transferees own 3.5% or more of our outstanding voting securities.

Under the Amended and Restated Post-IPO Shareholders' Agreement #1, the following matters require the approval of a majority of the total number of members of our supervisory board:

     o presentation to the general assembly of shareholders of a written report on the results of the supervisory board's examination of our balance sheet and the profit and loss account;

     o presentation to the general assembly of shareholders of a written report on the results of the supervisory board's examination of the report and the recommendations of our management board as to the division of profits or coverage of losses;

     o appointment and removal of the members of our management board (except for any members with respect to whom our statute reserves the right of appointment to one or more shareholders) and the issuance of by-laws for the management board;

     o setting or changing the compensation of our management board or approving the employment contracts of the members of the management board, and the setting and changing of any incentive plan for our management board and our other key employees;

     o    approval of our business plans and annual budgets;

     o unless otherwise provided in our most recent business plan or budget as approved by the supervisory board, consent to incurring or making loans or other indebtedness in excess of US$100,000 in a single or series of related transactions or the equivalent amount in Polish zloty or any other currencies;

     o unless otherwise provided in our most recent business plan or budget as approved by the supervisory board, the authorization of capital expenditures, obligations or commitments in excess of US$100,000 in a single transaction or series of related transactions or the equivalent amount in Polish zloty or any other currencies;

     o unless otherwise provided in our most recent business plan or budget as approved by the supervisory board, the giving of any guarantee or indemnity with respect to the obligations or liability of any other entity, which guaranty or indemnity shall be in excess of US$100,000 in a single transaction or series of related transactions or the equivalent amount in Polish zloty or any other currencies;

     o unless otherwise provided in our most recent business plan or budget as approved by the supervisory board, the acquisition of real estate for a purchase price exceeding US$100,000 in a single transaction or series of related transactions or the equivalent amount in Polish zloty or any other currencies;

     o unless otherwise provided in our most recent business plan or budget as approved by the supervisory board, consent to the sale, lease, pledge, hypothecation, encumbering or transferring of any of our assets having a value in excess of US$100,000 in a single transaction or series of related transactions or the equivalent amount in Polish zloty or any other currencies; provided, however, that sales of products and obsolete equipment in the ordinary course of business will be subject to no such restriction;

     o unless otherwise provided in our most recent business plan or budget as approved by the supervisory board, the making of any investment or funding of any amounts in or with respect to any of our non-telecommunications-related businesses or operations (including, for this purpose, Uni-Net), whether under existing contractual arrangements or otherwise;

     o consent to the commencement, settlement, assignment, compromise or release of any claim of or against us in excess of US$100,000 in a single transaction or series of related transactions or the equivalent amount in Polish zloty or any other currencies;

     o bidding for any license or concession or agreeing to the material modification of any of our existing licenses of or our subsidiaries;

     o consenting to acquiring shares of or investing in entities other than our existing subsidiaries; and

     o any matter concerning which our management board has reached a voting deadlock and which has been certified to the supervisory board by the Chairman of our management board.

According to our statute, at any meeting of the supervisory board, a quorum consists of a majority of the members of the supervisory board, but must include at least one member of the supervisory board appointed by Telia (for so long as Telia and its Permitted Controlled Affiliate Transferees own at least 8% of our outstanding voting securities) and the member of the supervisory board appointed by Warburg (for so long as Warburg and its Permitted Controlled Affiliate Transferees own at least 8% of our outstanding voting securities). If at any meeting of the supervisory board the requisite quorum is not present, the members present are entitled to adjourn the meeting (by written notice to the other members) to a date not sooner than five business days following the date originally proposed for such meeting and the quorum required at the adjourned meeting consists of a majority of members of the supervisory board.

In addition, we are party to a second shareholders agreement, dated August 3, 1999 between Telia, Warburg and us, referred to here as the Post-IPO Shareholders Agreement #2. Under the Post-IPO Shareholders Agreement #2, any party that wishes to transfer any portion of its shares must notify the other such shareholders of the proposed sale or transfer. Upon such notification, each non-selling shareholder who is party to the Post-IPO Shareholders' Agreement #2 may submit an unconditional offer to purchase the shares being offered at the price and upon the terms set forth in such transfer notice. If none of the non-transferring parties submits such offer to purchase, then the selling shareholder has the right to consummate a sale to a third party at a price not lower than the price, and upon the terms, given in the transfer notice.

Each of the shareholders who is a party to the Post-IPO Shareholders' Agreement #2, including Telia, has agreed that, as long as that shareholder owns 5.0% or more of Netia's outstanding voting securities (or, if earlier, upon the termination of the agreement with respect to such shareholder), and in each case for a period of one year thereafter, it shall not, directly or indirectly, own, manage, operate, join, control or participate in, be compensated by or invest in, or be connected with, any telecommunications entity or otherwise engage in any telecommunications activities (such as fixed-line, cellular, value-added and content provision for cable television), in any such case, in the territory of the Republic of Poland, other than us or our subsidiaries, subject to certain exceptions.

In connection with our Restructuring Agreement, we entered into a termination agreement, which we refer to as the Termination Agreement, with Telia AB (publ), Warburg, Pincus Equity Partners, L.P., Warburg Pincus Ventures International, L.P., Warburg Pincus Netherlands Equity Partners I, C.V., Warburg Pincus Netherlands Equity Partners II C.V., Warburg Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited on March 5, 2002, which will terminate the Amended and Restated Post-IPO Shareholders' Agreement #1 and the Post-IPO Shareholders Agreement #2 upon the completion of our restructuring. Term of the Termination Agreement are more fully described below.

Pursuant to the terms of the Amended and Restated Post-IPO Shareholders' Agreement #1 and the Post-IPO Shareholders Agreement #2, Telia and Warburg lost all their rights under these agreements as of January 30, 2003, due to significant dilution of their share ownership in the Company's share capital as a result of registration of series H shares by the Polish court.

REGISTRATION RIGHTS AGREEMENT

Telia, Warburg, certain other shareholders and Netia also have entered into a Registration Rights Agreement, under which we granted to the other parties thereto the right to initiate up to a total of seven demand registrations and unlimited "piggyback" registrations of their shares under the U.S. Securities Act of 1933, subject to customary underwriters' cutback provisions. The Registration Rights Agreement provides procedures for initiating registrations of shares, exceptions to our obligation to effect those registrations, conditions to those registrations, representations, warranties and indemnities. In connection with any such registration, we have agreed to indemnify the other parties, their officers and directors and each underwriter, if any, and controlling persons of the other parties or any underwriter, against some liabilities arising under the laws of any country (including liabilities under U.S. securities laws) resulting from any registration or other offering covered by the Registration Rights Agreement. Subject to certain limitations specified in the Registration Rights Agreement, we will pay all expenses incidental to such registration.

Pursuant to the terms of the Registration Rights Agreement, Telia and Warburg lost all their rights under the Registration Rights Agreement as of January 30, 2003, due to significant dilution of their share ownership in the Company's share capital as a result of registration of series H shares by the Polish court.

TERMINATION AGREEMENT

On March 5, 2002, we entered into the Termination Agreement with Telia and Warburg under which all shareholders' agreements (i.e. the Amended and Restated Post-IPO Shareholders' Agreement #1 and the Post-IPO Shareholders' Agreement #2) were to expire, all the parties thereto were to be released from any and all obligations thereunder and they waived any and all rights and claims they might have thereunder. The foregoing was conditional on the completion of our restructuring and was to become effective on the completion date. Under the Restructuring Agreement, the restructuring was to be completed after our series H shares and the 2002 Notes had been delivered to our pre-restructuring noteholders and JPMorgan Chase Bank, and after the subscription warrants had been delivered to our pre-restructuring shareholders. Pursuant to the provisions of the Termination Agreement, no actions or omissions on the part of Telia effected under the Restructuring Agreement would be deemed "actions" entitling Warburg to exercise any option they had under the Amended and Restated Post-IPO Shareholders' Agreement #1 or the Post-IPO Shareholders' Agreement #2. This provision survives the termination of the Termination Agreement.

The Termination Agreement provides that for one year from the date on which our series H shares and our 2002 Notes were made available to our pre-restructuring noteholders and JPMorgan Chase Bank, neither Telia, nor any of the entities it controls, shall acquire shares in entities conducting telecommunications activities other than us.

The Termination Agreement further provides that despite the termination of the above-mentioned shareholders' agreements, the confidentiality provisions thereof shall survive the termination of the said shareholders' agreements and shall be binding on Telia and Warburg for two years from the date on which Telia and Warburg, respectively, cease to be our shareholders.

Furthermore, the parties to the Termination Agreement covenanted that during the term thereof until the completion of the restructuring, neither Telia nor Warburg shall transfer the ownership of the shares they hold in our share capital, with the exceptions provided for in the Termination Agreement.

The Termination Agreement is governed by Polish law. The Termination Agreement and the transactions contemplated thereunder were to be terminated if our restructuring was not completed by December 31, 2002, or if we were to be wound up (voluntarily or following bankruptcy proceedings) prior to the completion of our restructuring or before December 31, 2002.

On November 14, 2002, the parties to the Termination Agreement executed an agreement amending the Termination Agreement under which we covenanted to Telia and Warburg that we would use our best commercially reasonable efforts so that series H shares and the 2002 Notes were made available for purchase to each of the entitled creditors by December 31, 2002, and that our management board would submit to our general shareholders' meeting convened for November 14, 2002, a draft resolution concerning the issue of series H shares, in the form and contents of an attachment to the said agreement (which resolution was eventually adopted on November 14, 2002). Consequently, the date "December 31, 2002" referring to the termination date of the Termination Agreement was changed to "October 31, 2003". The agreement amending the Termination Agreement is governed by Polish law.

FIRST SIDE LETTER TO RESTRUCTURING AGREEMENT

On March 5, 2002, immediately after the conclusion of the Restructuring Agreement, we entered into a side letter to the Restructuring Agreement, which we refer to as the First Side Letter. Pursuant to the First Side Letter, parties to the Restructuring Agreement gave us and the committee of the consenting creditors the authority to amend section 2.1(a) of the Restructuring Agreement. This section stated that the Restructuring Agreement could be terminated at the election of any of: Netia Holdings S.A, JPMorgan Chase Bank, Telia and Warburg after March 31, 2002, if we had not received by March 31, 2002 signature pages duly executed by consenting creditors representing at least 95% of the total value of all claims of the holders of then outstanding notes. The side letter granted us and the committee of the consenting creditors the approval to mutually agree to lower the percentage of consenting creditors, however not below 80%.

SECOND SIDE LETTER TO THE RESTRUCTURING AGREEMENT

On April 22, 2003, the Company, Telia and Warburg entered into the second side letter to Restructuring Agreement, which we refer to as the Second Side Letter. Pursuant to the Second Side Letter, the parties agreed that the Company will not prepare a U.S. registration statement under the Securities Act of 1933, as amended, in connection with the issuance of series J shares to holders of warrants issued on May 16, 2003. The Second Side Letter clarified the definition of the strike price applicable to our warrants, as the volume weighted average share price for the 30 trading days beginning 31 days after January 30, 2003, i.e., during the period beginning on March 3, 2003 and ending on April 11, 2003. Under the Second Side Letter we undertook to use our commercial best efforts to list our warrants on the Warsaw Stock Exchange within 30 business days from the delivery of our warrants.

PRIMA COMMUNICATIONS LEASE AGREEMENT

On January 14, 2002 Netia Telekom signed an agreement with Prima Communications Sp. z o. o., a company in the Telia group, relating to the provision of wholesale services. Under the terms of the agreement, we agreed to lease to Telia two ducts on the route between Warsaw and the Szczecin area for the amount of approximately US$16.0 million. The agreement terminated on April 15, 2002 as a consequence of failure by the parties to satisfy certain conditions precedent.

OTHER AGREEMENTS

In June 2001, we extended an agreement entered into in June 2000 with a company controlled by Avraham Hochman, a former member of the Company's management board. Under the extended agreement, Mr. Hochman's company was to perform certain advisory services for us in consideration for an initial fee of US$4,536, monthly payments of US$24,935 and guaranteed bonuses of US$75,015 annually and US$18,750 quarterly (all payable to Mr. Hochman's company). Under the previous agreement entered into with Mr. Hochman's company in June 2000, his company received an initial fee of US$20,834, monthly payments of US$22,667 and the same payments of a guaranteed annual bonus and quarterly and discretionary bonuses. The agreement was terminated with immediate effect on March 6, 2003. A six-month non-competition period was agreed during which the company controlled by Mr. Hochman has undertaken not to provide consulting services.

In February 2002, we extended an agreement entered into in June 2000 with a company controlled by Kjell-Ove Blom, a former member of the Company's management board. Under the extended agreement, Mr. Blom's company was to provide certain advisory services for Netia in consideration for monthly payments of US$25,500 and special discretionary bonuses. In addition, Mr. Blom's company was entitled to a special payment of US$100,000, which was paid on February 28, 2002, and an additional payment of US$100,000 to be paid by December 31, 2002. Under the previous agreement entered into with Mr. Blom's company, his company received an initial fee of US$20,834, monthly payments of US$23,167 and other discretionary bonuses. The termination notice was given on September 17, 2002 pursuant to which the agreement terminated at the end of six months after the month in which the termination notice was delivered, i.e. on March 31, 2003. There was no non-competition period agreed and, therefore, we were released from the obligation to pay Mr. Blom's company the consulting fee for not becoming involved in competitive activities after the termination of the agreement.

In January 2000, we entered into an agreement with a company controlled by Jan Guz, a former member of the Company's supervisory board. Under the terms of this agreement, Mr. Guz's company was to perform certain advisory services for us in consideration for monthly payments of US$15,450 during 1997 and US$18,522 during subsequent years, as well as discretionary bonuses. The agreement was terminated in December 2002.

In September 1999, we entered into an agreement with a company controlled by David Oertle, a former member of the Company's supervisory board. Under this agreement, Mr. Oertle's company agreed to cause Mr. Oertle to perform consulting services for Netia for 10 to 15 days per month. The agreement provided for an annual fee of GBP 25,000 during the term of the agreement. This agreement was terminated in January 2003.

INTERESTS OF EXPERTS AND COUNSEL

None.

ITEM 8.    FINANCIAL INFORMATION

The financial statements required by this item are found in Item 18 ("Financial Statements,") beginning on page F-1.

ITEM 9.    THE OFFER AND LISTING

A.         OFFER AND LISTING DETAILS

The following table provides the high and low closing prices for our ADSs (trading symbol: NTIA) on the Nasdaq National Market and the Pink Sheets for each full financial year since the listing of our ADSs. All prices in the following table reflect the change of share-to-ADS ratio from one-to-one to four-to-one effected on July 30, 2002. Nasdaq share price quotation was fully converted to decimalization effective April 2001. We have, for your convenience, converted fractional ADS prices into decimal equivalents. We have also rounded ADS prices to two decimal points.


                                                             HIGH        LOW
                                                            IN US$      IN US$

                          2000.............................. 47.50      12.75
                          2001.............................. 19.00       0.57
                          2002(*)...........................  5.60       1.12
--------------------
Source: Bloomberg.

(*) Our ADSs were traded on the Pink Sheets from the second quarter of 2002.

Nasdaq halted trading of our ADSs on February 19, 2002, after we announced that we were filing arrangement proceedings in Poland. On March 19, 2002, Nasdaq granted permission for our ADSs to resume trading. On March 21, 2002, we received a Nasdaq Staff Determination, indicating its intention to delist our ADSs on the grounds that we were not in compliance with the minimum US$4.0 million in net tangible assets or the minimum US$10.0 million stockholders equity requirements for continued listing on the Nasdaq National Market and that we had filed for arrangement proceedings in Poland and had filed a section 304 petition in the U.S. Bankruptcy Court. On October 14, 2002 the Nasdaq Listing Qualifications Panel decided to delist our ADSs from Nasdaq National Market, effective the next day due to failure to meet all continued listing requirements including the requirement that we have a minimum U.S.$ 4.0 million in net tangible assets and a minimum U.S.$ 10.0 million in stockholders' equity and because we filed for arrangement proceedings in Poland and a section 304 petition in the U.S. Bankruptcy Court.

On January 21, 2003 the Nasdaq Listing and Hearing Review Council after its review of the decision of the Panel and additional information submitted by the Company regarding the status of the financial restructuring, reversed the Panel's decision and remanded the matter to the Panel. The Listing Council noted that the Panel's decision from October 14, 2002 to delist the Company's ADSs from the Nasdaq was correct and appropriate at the time it was made. The Listing Council instructed the Panel to re-list the Company's ADSs on the Nasdaq

SmallCap Market upon Panel's review of the Company's application. On May 22, 2003, our management board resolved not to apply for re-listing of our ADSs on the Nasdaq Small Cap Market.

The following table provides the high and low closing prices for our ADSs on the Nasdaq National Market and the Pink Sheets for each quarter of two most recent full financial years and for the first quarter of our financial year 2003. All prices in the following table reflect the change of share-to-ADS ratio from one-to-one to four-to-one effected on July 30, 2002.


                                     2001(**)
                                     ----



                                                            HIGH        LOW
                                                           IN US$      IN US$

            First Quarter ................................  19.00        8.13
            Second Quarter ...............................  11.00        6.64
            Third Quarter.................................  6.00         0.73
            Fourth Quarter................................  1.89         0.57



                                       2002
                                       ----                HIGH          LOW
                                                          IN US$        IN US$

            First Quarter ................................  5.60         2.20
            Second Quarter(*) ............................  3.40         1.12
            Third Quarter.................................  2.60         1.50
            Fourth Quarter................................  2.00         1.50
--------------------

Source: Bloomberg.

 (*) Our ADSs were listed on the Pink Sheets from the second quarter of 2002.




                                        2003
                                       ----                HIGH           LOW
                                                           IN US$        IN US$
            First Quarter.................................. 1.75         1.50

The following table provides the high and low closing prices for our ADSs on the Pink Sheets for each of the six months preceding the date of this annual report. All prices in the following table reflect the change of share-to-ADS ratio from one-to-one to four-to-one effected on July 30, 2002.

                                                             HIGH          LOW
                                                             IN US$       IN US$
           December 2002.................................     1.65        1.50
           January 2003..................................     1.75        1.50
           February 2003.................................     1.70        1.50
           March 2003....................................     1.70        1.70
           April 2003....................................     3.00        1.50
           May 2003......................................     2.85        2.50
           June 2003(*)...............................(*)     3.00        2.80
           Source: Bloomberg.

--------------------
(*) Through June 23, 2003.


The following table provides the high and low closing prices (in PLN) for our ordinary shares (trading symbol: NET) on the Warsaw Stock Exchange for each full financial year since the listing of our shares:



                                                            HIGH          LOW
                                                           IN PLN        IN PLN
           2000............................................ 121.00       60.00
           2001............................................  75.00        2.16
           2002............................................   6.05        1.59
           Source: website bossa.pl

The following table provides the high and low closing prices (in PLN) for our ordinary shares on the Warsaw Stock Exchange under the symbol "NET" for each quarter of the two most recent full financial years and the first quarter of our financial year 2003:



               2001                                           HIGH        LOW
               ----                                           ----        ---
                                                             IN PLN      IN PLN
                                                             ------      ------
           First Quarter ..................................  75.00       31.70
           Second Quarter .................................  42.70       24.30
           Third Quarter...................................  23.90        3.17
           Fourth Quarter..................................   7.70        2.16

                2002                                           HIGH       LOW
                ----                                           ----       ---
                                                              IN PLN     IN PLN
                                                              ------     ------
           First Quarter ..................................   6.05        3.11
           Second Quarter .................................   4.00        3.08
           Third Quarter...................................   3.44        1.59
           Fourth Quarter..................................   3.95        1.71



                2003                                           HIGH        LOW
                ----                                           ----        ---
                                                              IN PLN     IN PLN
                                                              ------     ------
           First Quarter ..................................   3.47        2.43
           Source: website bossa.pl

The following table sets forth the high and low closing prices (in PLN) for our ordinary shares on the Warsaw Stock Exchange under the symbol "NET" for each of the six months preceding the date of this annual report:



                                                           HIGH       LOW
                                                           ----       ---
                                                          IN PLN      IN PLN
                                                          ------      ------
           December 2002.................................  3.81        3.05
           January 2003..................................  3.47        2.93
           February 2003.................................  3.12        2.49
           March 2003....................................  2.60        2.43
           April 2003....................................  2.89        2.49
           May 2003......................................  3.34        2.84
           June 2003(*)..................................  3.19        3.10
           Source: website bossa.pl

--------------------

(*) Through June 23, 2003.

The following table provides the high and low closing prices (in PLN) for our series H ordinary shares on the Warsaw Stock Exchange under the symbol "NET2" for the first quarter of our financial year 2003:



             2003                                          HIGH      LOW
             ----                                          ----      ---
                                                          IN PLN    IN PLN
                                                          ------    ------
        First Quarter(*) ..............................    2.55      2.24
        Source: website bossa.pl

--------------------
(*) Our series H ordinary shares have been listed on the Warsaw Stock Exchange since February 13, 2003. Series H shares were assimilated with the other ordinary shares of the Company on June 6, 2003 and since then have been traded on the Warsaw Stock Exchange under a common symbol "NET".

The following table sets forth the high and low closing prices (in PLN) for our series H ordinary shares on the Warsaw Stock Exchange under the symbol "NET2" for all months of their listing preceding the date of this annual report:



                                                 HIGH IN     LOW IN
                                                   PLN          PLN
             February 2003(*)....................  2.55        2.24
             March 2003..........................  2.54        2.35
             April 2003..........................  2.88        2.51
             May 2003............................  3.33        2.82

--------------------
(*) Our series H ordinary shares have been listed on the Warsaw Stock Exchange since February 13, 2003. Series H shares were assimilated with the other ordinary shares of the Company on June 6, 2003 and since then have been traded on the Warsaw Stock Exchange under a common symbol "NET".


B.         PLAN OF DISTRIBUTION

Not applicable.


C.         MARKETS

Prior to July 29, 1999, there was no market for our ordinary shares. Our ordinary shares are listed on the Warsaw Stock Exchange under the symbol "NET" and our ADSs are traded on the Pink Sheets following their de-listing from the Nasdaq National Market on October 15, 2002.


D.         SELLING SHAREHOLDERS

Not applicable.


E.         DILUTION

Not applicable.


F.         EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.         SHARE CAPITAL

Not applicable.

B.         MEMORANDUM AND ARTICLES OF ASSOCIATION

GENERAL

We are registered under the name "Netia Holdings Spolka Akcyjna," registration number 0000041649 at the National Court Register in Poland.

Section 3 of our Articles of Association describes our purposes and objectives as:

     o designing, manufacturing and maintaining internal telecommunications systems;

     o designing and establishing new telecommunications designs and techniques;

     o providing telecommunications services over internal telecommunications systems;

     o    manufacturing and leasing telecommunications equipment;

     o    conducting domestic trade;

     o conducting imports in connection with the services we, our shareholders and partners provide, except where an import requires a concession;

     o conducting exports of services we provide, except where an export requires a concession;

     o the export and import of telecommunications equipment, except where an import or export requires a concession;

     o    rendering telecommunications services;

     o organizing and implementing, by ourselves or together with other entities, commercial undertakings, including construction for housing purposes and the sale, rental and management of real estate;

     o conducting holding activities by creating subsidiaries, coordination of activities by managing, holding shares in capital, granting and receiving of loans and guarantees, within the holding structure, and

     o    granting loans and credits to our subsidiaries.

SHAREHOLDERS MEETINGS

The shareholders, as a group, hold decision-making power over the distribution and designation of profits, the issuance of shares, increases or decreases in share capital and potential mergers or divestitures of the Company. The shareholders also vote on proposed amendments to the Company's statute. Each share entitles our shareholders to one vote at our shareholders meeting.

Ordinary shareholders meetings are convened by our management board annually, not later than six months following the end of the financial year. At an ordinary shareholders meeting, our shareholders consider and approve the management board's reports on our activity and financial condition during the preceding year. Shareholders may also adopt resolutions concerning distribution of profits or covering of losses or take such other actions as properly brought before the shareholders.

Extraordinary shareholders meetings may be convened as deemed necessary by the management board or, under certain circumstances, the supervisory board, in addition to those instances provided in Polish law.

Proposed shareholder resolutions must be provided by the management board to the supervisory board before any shareholders meeting in order for the supervisory board to render an opinion. The opinion of the supervisory board neither prohibits nor requires that a resolution be put before the shareholders.

Under Polish law, announcements of either an ordinary shareholders meeting or an extraordinary shareholders meetings must be published in Monitor Sadowy i Gospodarczy.

Shareholders may participate in shareholders meetings and exercise their voting rights in person or by proxy. Members of our management board and our employees may not act as proxies during shareholders meetings. Pursuant to the provisions of Polish law, in order to participate in a shareholders meeting, a shareholder must deposit with the company registered deposit certificates issued by the entity operating the securities account, at least one week prior to the shareholders meeting.

SUPERVISORY AND MANAGEMENT BOARDS

Generally, the shareholders of a Polish company elect the members of its supervisory board. One member of our supervisory board is appointed by Mr. Andrzej Radziminski as long as he is the holder of all our series A-1 preferred shares. The term of the members of our supervisory board is five years and may be renewed.

The supervisory board of a Polish company is generally responsible for supervising certain activities specified by law or in the company's statute. Consistent with Polish legal requirements, our supervisory board reviews our annual Polish statutory accounts, our management board's reports, our budget and business plans, certain of our expenditures and investments and the matters proposed to be presented at our shareholders meetings. Our supervisory board also appoints the members of, sets the salaries of, imposes and enforces appropriate disciplinary action on, and examines issues raised by, our management board. Our statute presently requires a simple majority of votes cast in a meeting with a quorum of at least 50% of the members of the supervisory board present in order to adopt a valid resolution, with certain exceptions.

The compensation of supervisory board members is determined by the shareholders. Our shareholders may at any time by majority vote rescind or modify compensation granted to the members of our supervisory board.


Our management board is responsible for matters not specifically reserved to either our shareholders or our supervisory board and effectively oversees our day-to-day management. In particular, our management board manages our operations under the supervision of our president, serves as our legal, governmental and third-party representative and issues resolutions concerning the business activities that we undertake.

Transactions concluded by the management board, including incurring or making loans or other indebtedness the value of which exceeds the equivalent of US$100,000 require the approval of the majority of our supervisory board, unless they have been provided in the most recent business plan or budget of the Company approved by the supervisory board.

Resolutions of the supervisory board regarding the consent for the Company to enter into the first credit facility following January 15, 2003 in the amount equal to, or exceeding the equivalent of euro 50 million require that at least five members of the supervisory board vote in favor. Resolutions of the supervisory board regarding the consent for the Company to enter into the all subsequent credit facilities require that at least four members of the supervisory board vote in favor.

Under Polish law, whenever a conflict of interest arises between a company and a member of its management board (or certain persons with whom the member has a personal relationship), the management board member must refrain from participating in the settlement of the matter from which the conflict arose.

Under Polish law, the supervisory board or a proxy appointed by the shareholders must represent a company with respect to the conclusion of agreements with members of its management board.

Our Articles of Association do not place any restrictions on the age of our supervisory board or management board members or with respect to the number of shares required to qualify a member of the supervisory board.


SHARE CAPITAL

As of June 24, 2003, our share capital equaled PLN 344,158,751 and was divided into (i) 5,000 series A ordinary registered shares, (ii) 3,727,340 series B ordinary registered shares, (iii) 1,000 series A-1 preferred registered shares,
(iv) 312,626,040 series H ordinary bearer shares, (v) 113,539 series J ordinary bearer shares and (vi) 27,685,832 series C through G ordinary bearer shares2 outstanding. On July 30, 2002 we effected a change of the shares-to-ADSs ratio. After this change, each of our ADSs represents four ordinary shares. All of our ordinary shares have equal voting rights. No preferences are attached to series A registered shares. Series A-1 preferred shares (all of which are held by Mr. Andrzej Radziminski) entitle their holder to appoint and dismiss one member of our supervisory board. The transfer of any series A-1 preferred shares would result in the loss of this right. No other preferences are attached to series A-1 preferred shares.

Dividends to shareholders are determined by the shareholders. No series of shares has any special right to dividends. The right of a shareholder to collect a dividend expires ten years after a dividend has been duly approved. In the event of liquidation, any surplus of our assets shall be paid to a shareholder in respect of the contributions to our share capital represented by the shares held by that shareholder. None of our capital stock is subject to any redemption provisions, sinking fund provisions or liability pursuant to additional capital calls. No rights to share in any surplus in the event of our liquidation are attached to any of our shares.

Under Polish law, a company's articles of association may generally be amended by a resolution of the shareholders approved by a three-fourths majority of votes present at the meeting. Amendments are not effective until they are registered in the proper court registry. Polish law requires, however, that amendments affecting the individual rights of shareholders be approved by all affected shareholders. In addition, our Articles of Association provide that any amendment affecting the rights of holders of privileged shares must be approved by the holders of such shares. Our Articles of Association do not provide for any other class voting rights.

Under our Articles of Association, the dissolution, merger, sale, transfer or sale of Netia or the transfer of a material amount of our assets must be approved by three-fourths of the shareholders voting on such a matter. Resolutions on the withdrawal of the Company's shares from public trading or on de-listing of the Company's shares from the Warsaw Stock Exchange or on a merger having the same consequences, must be approved by four-fifths of the shareholders representing at least one half of the Company's share capital.

The acquisition of shares of or investing in other entities other than in existing subsidiaries of the Company require the approval of the majority of our supervisory board.

-------------------------
2 All our ordinary shares of series A through K are fungible and the identification of different series refers only to different tranches that these shares were issued in.

In general, and without prejudice to any specific antitrust regulations, under Polish law, a person or a group of persons seeking to acquire greater than 25%, 33% or 50% of the voting securities of a public company must notify and obtain the consent of the Polish Securities and Exchange Commission prior to acquiring such securities.

Polish law imposes no limitations on the ability of non-resident or foreign shareholders to hold shares and exercise their voting rights.

C.         MATERIAL CONTRACTS

For a description of contracts material to our business, see Item 4.B ("Information on the Company") and Item 7.B ("Major Shareholders and Related Party Transactions--Related Party Transactions.")

D.         EXCHANGE CONTROLS

EXCHANGE CONTROLS

Foreign exchange transactions are regulated by the Foreign Exchange Law of June 27, 2002, which came into force on October 1, 2002, which we refer to as the Foreign Exchange Law. Generally, pursuant to the Foreign Exchange Law, foreign exchange transactions are permitted subject to the restrictions provided therein. While foreign exchange transactions with member countries of the European Union, the European Economic Area and the Organization for Economic Cooperation Development (including the United States) are mostly free from foreign exchange restrictions. A more stringent legal regime applies to non-residents from third countries, i.e. all non-member countries. Any exemption from the restrictions and obligations set forth in the Foreign Exchange Law requires a general or individual foreign exchange permit. General foreign exchange permits are granted by the minister responsible for public finance by way of an Ordinance. Such general permits may apply to all or a specific category of entities defined by type, as well as all transactions or transactions defined by type. Consequently, certain restrictions provided in the Foreign Exchange Law are excluded by the Ordinance of the Minister of Finance on general foreign exchange permits dated September 3, 2002, effective from October 1, 2002. While the adoption of amendments to the Foreign Exchange Law as a legislative act has to go through the parliamentary process, the adoption of an amendment to the Ordinance of the Minister of Finance rests solely within the powers of the Minister of Finance.

The Foreign Exchange Law provides for the equal treatment of PLN and foreign currencies listed on a convertible currencies list in the conduct and settlement of foreign exchange transactions with parties located abroad. Accordingly, payments to persons who are non-residents of Poland (as defined therein) may be made and expressed in convertible currencies or in PLN with no difference in the treatment thereof.

Among others, the restrictions contained in the Foreign Exchange Law affect such transactions as:

     o residents determining and accepting amounts due from non-residents in currencies other than convertible currencies or PLN, with the exclusion of receivables due free of charge or resulting from non-business activities;

     o the exportation and dispatch abroad of foreign exchange gold or foreign exchange platinum, with the exclusion of the exportation and dispatch of foreign exchange gold or foreign exchange platinum by non-residents if the same had been previously imported by them into the country and duly declared in accordance with the provisions of the Foreign Exchange Law;

     o the exportation and dispatch abroad of domestic or foreign means of payment with an aggregate value in excess of EUR 10,000, with the exclusion of the exportation and dispatch of domestic or foreign means of payment by non-residents if the same had previously been imported by them into the country and duly declared in accordance with the provisions of the Foreign Exchange Law. (Please note that this restriction is currently excluded on the basis of the Ordinance of the Minister of Finance on general foreign exchange permits.)

All other restrictions set forth in the Foreign Exchange Law refer to transactions with third countries, i.e. all non-member countries.

Additionally, the Foreign Exchange Law imposes certain duties. Residents are required to transfer money abroad and to make settlements with non-residents in Poland through authorized banks should the amount to be transferred or settled exceed the equivalent of EUR 10,000. The transfer of money abroad or a settlement in Poland with a non-resident through the intermediary of an authorized bank takes effect after a resident presents the legal basis for the transfer or settlement in question and: (i) if the indicated legal basis requires an individual foreign exchange permit, then after the presentation of such a permit; and (ii) if the amount of transfer or settlement exceeds the equivalent of EUR 10,000, then after the presentation of documents confirming the indicated legal basis. Such transfer or settlement can take place without the need to present documents to confirm the authenticity of the legal basis to the bank, should a resident make a written statement justifying the absence of such documents. Should such a statement be made and a transfer or settlement carried out without any documentation of the indicated legal entitlement being presented, a resident is required to present documents to confirm their legal entitlement to the bank immediately after obtaining such documents, not later however than within three months after such transfer or settlement was made. These provisions apply accordingly should non-residents transfer money abroad or pay cash into their own bank accounts or the bank accounts of other non-residents.

Under the Foreign Exchange Law, the transfer of money abroad or settlement in Poland with a non-resident which results in revenue or income being obtained, and with respect to which the non-resident is subject to taxation in Poland, is effected after the bank acting as intermediary in the transfer or settlement is presented with a certificate confirming the expiry of such tax liability under such tax obligation issued by the relevant tax authority. Should such transfer or settlement result in the non-resident obtaining revenue or income on which the tax or tax advance is collected by a taxpayer or collector who is a resident, such transfer or settlement takes place upon submission to the bank, by such a resident taxpayer or collector, of a written statement on the calculation and collection of the tax or the tax advance and submission of proof of payment of such tax or tax advance to a competent tax authority, provided that these taxes are already due in accordance with separate provisions.

Residents engaged in foreign exchange transactions with foreigners are required to furnish the National Bank of Poland with data on such transactions within the scope necessary to prepare the balance of payments and the balances of the state's foreign receivables and liabilities.

E.         TAXATION

The following discussion is a general summary of certain aspects of current law and internal revenue practice in the United States and Poland as they apply to the holders of the ADSs and ordinary shares of Netia Holdings S.A.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a holder of our ADSs, referred to for purposes of this discussion as a "U.S. Holder," who is:

     o    a citizen or resident of the United States;

     o a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state;

     o an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

     o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's purchase and ownership of ADSs. This summary considers only U.S. Holders that beneficially own ADSs as capital assets, that is, generally as investments.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

     o    taxpayers who are broker-dealers or insurance companies;

     o    taxpayers who have elected mark-to-market accounting;

     o    tax-exempt organizations or private foundations;

     o    financial institutions or "financial services entities";

     o taxpayers who hold ADSs as part of a straddle, "hedge" or "conversion transaction" with other investments;

     o holders owning directly, indirectly or by attribution at least 10% of our voting power;

     o    certain expatriates or former long-term residents of the United
          States;

     o    taxpayers whose functional currency is not the U.S. dollar; and

     o    taxpayers who acquired their ADSs as compensation.

This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold ADSs through a partnership or other pass-through entity. Material aspects of U.S. federal income tax relevant to a holder other than a U.S. Holder (a "Non-U.S. Holder") are also discussed below.

EACH INVESTOR IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF OUR ADSS.

TAXATION OF SHARES AND ADSS

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the common shares that those ADSs represent. Accordingly, except as specifically noted, this discussion generally treats ownership of ADSs as equivalent to owning common shares, and references to ADSs apply equally to common shares.

TAXATION OF DIVIDENDS PAID ON ADSS

We have never paid dividends, and we currently do not intend to pay dividends in the future. In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ADSs, including any taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ADSs and, to the extent in excess of such basis, will be treated as capital gain.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includable in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of any income taxes withheld, but such individuals may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes which may be claimed as a foreign tax credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to income tax withheld from dividends received on the ADSs to the extent such U.S. Holder has not held the ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADSs are not counted toward meeting the 16-day holding period required by the statute. In addition, distributions of our current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

Dividends paid to non-corporate U.S. Holders may qualify for a reduced rate of taxation of 15% or lower under recently enacted legislation if (i) our ordinary share or ADSs are tradable on an established securities market in the United States or (ii) we qualify for benefits under a comprehensive income tax treaty with the United States which includes an exchange of information program. Our ordinary shares and ADSs are not currently traded on an established securities market in the United States. Pending official guidance on whether the U.S. - Poland income tax treaty satisfies the treaty requirement above, it is unclear whether dividends paid by us would qualify for the reduced rate under this legislation. If our dividends did qualify, a U.S. Holder would not be entitled to the reduce rate unless the holder satisfies certain eligibility requirements (including certain holding period requirements).

DISTRIBUTION OF WARRANTS TO DEPOSITORY FOR SALE BY THE DEPOSITORY

Pursuant to the Restructuring Agreement and the Exchange Agreement, the par value of the Company's ordinary shares was reduced on January 30, 2003 from PLN
6.00 to PLN 1.00. In addition, the Depository, as a record holder of ordinary shares on December 22, 2002, was issued warrants on May 16, 2003 to acquire H shares. The exercise price for the warrants is the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30 days prior to, and the 31 days following, the registration of the H shares in Poland. Under its agreement with the Company, the Depository will sell the warrants and distribute the proceeds (net of expenses) pro-rata to the holders of ADSs on a record date to be determined by the Depositary. Receipt and sale by the Depository of the warrants should be treated as receipt and sale by the ADS holders for U.S. federal income tax purposes.

Because the owners of ADSs on January 30, 2003 (the date the par value reduction occurred) and the owners of ADSs on the date established by the Depository for determining entitlement to proceeds from the sale of warrants may be different, it is possible that the par value reduction and warrant distribution will be treated as part of a recapitalization of the Company, or as a recapitalization (due to the par value reduction) followed by a non-taxable distribution of the warrants.

If the two event are treated as part of a recapitalization, no gain or loss should be recognized by ADS holders and an ADS holder will allocate his basis in the ADSs between the ADSs and the warrants based on their respective fair market values. Such U.S. Holder's holding period for the warrant and ADSs would be determined by reference to the holding period for such U.S. Holder's ADSs.

If the reduction in par value is treated as a separate event for US federal income tax purposes, then (i) the constructive exchange of pre- par value reduction ADSs for post- par value reduction ADSs should qualify as a non-taxable recapitalization, and such U.S. holder's basis and holding period for its ADSs would remain unchanged; and (ii) the distribution of the warrants should be treated as a non-taxable distribution with respect to such holder's ADSs for U.S. federal income tax purposes. If the fair market value of the warrants on their date of distribution to a U.S. Holder is less than 15 percent of the fair market value of the ADSs held by such U.S. Holder with respect to which such warrants were distributed, then the tax basis of the warrants would be zero, unless the U.S. holder affirmatively elects to allocate the tax basis in its ADSs between such ADSs and the warrants in proportion to the relative fair market value of each on such date. This election (which is irrevocable once made) must be made on the U.S. holder's tax return for the taxable year in which the warrants are received and will apply to all warrants received by the U.S. holder pursuant to the Agreement. On the other hand, if the fair market value of the warrants received by the U.S. holder pursuant to the Agreement is 15 percent or more of the fair market value of such U.S. holder's ADSs on the date that the warrants are distributed, the U.S. holder must allocate the tax basis of its

ADSs between the warrants and such ADSs in proportion to their relative fair market values on such date. The holding period of the warrants distributed to the ADS holder in a nontaxable distribution would include the holding period of the ADSs held by such U.S. holder with respect to which the warrants were distributed.

TAXATION OF THE DISPOSITION OF ADSS OR WARRANTS

Subject to the discussion of the PFIC rules below, upon the sale or exchange of ADSs or warrants (including the lapse of a warrant prior to its exercise), a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the ADSs, which is usually the cost of such shares or the amount allocated to the warrants as discussed at--"Distribution of Warrants to Depository for Sale by Depository," and the amount realized on the sale or exchange. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale or exchange of ADSs held more than one year (or warrants treated as held more than one year) is long-term capital gain and is eligible for a reduced rate of taxation of 15% or lower for non-corporate taxpayers. Gain or loss recognized by a U.S. Holder on a sale or exchange of ADSs or warrants will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ADSs or warrants is subject to limitations. A U.S. Holder that receives foreign currency upon a sale or exchange of ADSs or warrants and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

We will be a PFIC if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were a PFIC, and a U.S. Holder did not make a election to treat us as a "qualified electing fund" (as described below):

     o Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder's holding period for ADSs before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year and to amounts allocated to certain years prior to the Company being a PFIC in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year when the Company was a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

     o The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of ADSs or warrants will also be considered an excess distribution and will be subject to tax as described above.

     o A U.S. Holder's tax basis in shares of our stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a "qualified electing fund," or QEF, in the first taxable year in which the U.S. Holder owns ADSs and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed IRS Form 8621 (using the information provided in the PFIC annual information statement) to such shareholder's timely filed U.S. federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. The special PFIC rules described above would apply to gain from the disposition of a warrant to the same extent such rules would apply to a disposition of an ADS, and a QEF election cannot be made with respect to the warrants.

A U.S. Holder of PFIC stock which is publicly traded can elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We believe that we were not a PFIC for 2002 and that we will not be a PFIC for 2003. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ADSs in the event that we are treated as a PFIC.

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ADSS

Except as described in "--Information Reporting and Back-up Withholding" below, a Non-U.S. Holder of ADSs will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ADSs or warrants, unless:

     o such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

     o the Non-U.S. Holder is an individual who holds the ADSs as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption.

INFORMATION REPORTING AND BACK-UP WITHHOLDING

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ADSs. In addition U.S. Holders are subject to back-up withholding (currently at a rate of 28%) on dividends paid in the United States on ADSs unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding (currently at a rate of 28%) on proceeds paid from the sale, exchange, redemption or other disposition of ADSs or warrants unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds upon the sale, exchange or other disposition of, ADSs or warrants provided such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Back-up withholding is not an additional tax. The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain information is furnished to the IRS.

POLISH TAX CONSIDERATIONS (ORDINARY SHARES AND ADSS)

The following is a summary of the principal Polish tax consequences for non-resident investors in our ADSs. This summary only addresses the tax consequences for non-resident investors who hold our ADSs as capital assets and does not address the tax consequences that may be relevant to other classes of non-resident investors such as dealers. It is not intended to constitute a complete analysis of the tax consequences under Polish law of the acquisition, ownership and sale of ADSs by non-resident investors such as dealers. This summary is not intended to constitute a complete analysis of the tax consequences under Polish law of the acquisition, ownership and sale of ADSs by non-resident investors. Potential investors should, therefore, consult their own tax advisors on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Polish law, the law of the jurisdiction of their residence and any tax treaty between Poland and their country of residence and, in particular, the application of the relevant Polish legislation.

RESIDENCE

The Corporate Income Tax Law of February 15, 1992, as amended, provides in
Article 3 that where taxpayers have their seat or the location of their board of directors in Poland they are subject to corporate income tax on the whole of their income, irrespective of the place in which it has been earned. Where taxpayers have neither their seat nor a board of directors in Poland, they pay income tax only on income earned in Poland.

The Polish Personal Income Tax Law of July 26, 1991, as amended, provides in
Article 3 that individuals whose place of residence is in Poland pay income tax on the total of their income irrespective of the place in which it has been earned. Individuals whose place of residence is not in Poland pay income tax only on income resulting from work performed within the territory of Poland pursuant to a service relationship or employment relationship, irrespective of where they receive their remuneration as well as on other incomes earned in Poland.

TAXATION OF DIVIDENDS

Dividends paid by Polish companies are subject to tax in accordance with the Polish Personal Income Tax Law and the Polish Corporate Income Tax Law. Dividend income is subject to a withholding tax at a flat rate of 15.0%. Tax is withheld at source on payments of dividends. In the case of non-Polish residents (resident in a jurisdiction that has a double taxation treaty with Poland) holding shares, the ultimate amount of liability for such tax on dividends may be reduced by such relevant double taxation treaty. Where the holder of shares receiving dividends is a U.S. resident or is a corporation or other legal entity organized under the laws thereof, the relevant treaties reduce the withholding on dividends to 5.0% (if such shareholder holds directly at least 10.0% of the shares of such company with voting rights). However, according to Polish income tax regulations, the reduction of withholding tax under the relevant double taxation treaty is possible if the recipient of the dividends provides the paying company with a certificate of residence issued by its applicable tax authority.

Similar double taxation treaties have been concluded between Poland and, among other countries, the United Kingdom, Germany and France.

Netia has been advised that, for the purposes of Polish tax law, the Depositary may be deemed the holder of common shares in ADS form and, if so, would be entitled to double taxation relief under the double taxation treaty between the United States and Poland. The Polish tax authorities may, however, take the view that such withholding tax should be imposed by reference to the residence of the beneficial owner of the common shares in ADS form and, if so, the benefits of the double taxation treaty may be substantially reduced or eliminated.

TAXATION OF INTEREST

Interest payments made by Polish companies are subject to tax in accordance with the Polish Personal Income Tax Law and the Polish Corporate Income Tax Law. As a general rule, cross-border interest payments are subject to a withholding tax of 20.0% unless a relevant double taxation treaty provides otherwise. Pursuant to double taxation treaties concluded by Poland with the United States, interest payments to U.S. residents are exempt from tax in Poland unless the recipient of such interest has a permanent establishment in Poland and the indebtedness giving rise to the interest is effectively connected with such permanent establishment, and with respect to payments to U.S. residents, unless the recipient of such interest performs professional services in Poland from a fixed base situated therein and the indebtedness giving rise to the interest is effectively connected with such fixed base. As a consequence, any interest or special penalty interest accrued for the benefit of, or paid to U.S. residents (including the ADS Depositary) in accordance with the escrow agreement, may be exempt from tax in Poland. However, according to Polish tax income regulations, the reduction of the withholding tax under the relevant double taxation treaty is possible if the recipient of the interest provides the paying company with a certificate of residence issued by its applicable tax authority.

TRANSFER TAX

Transfer tax is payable on sale contracts (including share transfers) at a rate of 1.0% of the value transferred however transactions made through a bank or brokerage house are exempt from this tax.

GIFT AND INHERITANCE TAX

Liabilities for gift and inheritance tax (which applies to individuals only) may arise on a donation of shares in a Polish company or on an inheritance in Poland. The amount of such tax depends on the family relationship of the donor to the recipient.


INFORMATION ON THE RULES FOR THE TAXATION OF INCOME CONNECTED WITH POSSESSING AND TRADING IN WARRANTS

The information contained in this section is of a general nature and therefore all investors are recommended to seek advice from their tax, financial and legal advisors.

Rules for Apportioning Income Tax

Income from Trading in Warrants Earned by Domestic Natural Persons

Income from the sale of the warrants issued by the Company on May 16, 2003 that constitute securities in the meaning of the Polish Act on the Public Trading of Securities is a surplus of the revenue obtained under the warrants. The income from the warrants is calculated as the sale price reduced by the expenses incurred to purchase such warrants. If the sale price of the warrants is significantly different from the market value of such warrants without a justifiable reason, the revenue from such sale will be determined by the tax office as the market value. Taxpayers who generate income from the sale of securities that are not subject to the below-mentioned exemption are obliged to make monthly advance payments for income tax of 19% of the income earned for the months in which they generated such income by the 20th day of a given month for the previous month (and on the date of filing a tax declaration for December), and file a declaration with the competent tax office regarding generated income in the standard form and by the same deadlines.

In accordance with the Polish Act on Personal Income Tax, during the period commencing January 1, 2001 and ending December 31, 2003, income from the non-gratuitous sale of the warrants admitted to public trading, purchased in a public offering or on a stock exchange or in an organized over-the-counter aftermarket public trading, or on the basis of a permit granted pursuant to the Polish Act on the Public Trading of Securities, shall be exempt from income tax. Such exemption does not apply if the sale of such warrants is part of the scope of business activity of the seller.

Income from Trading in Warrants Earned by Domestic Legal Entities

Domestic legal entities' income from the sale of the warrants is subject to corporate income tax on the general terms applicable in Poland. Income from the sale of the warrants is the difference between the revenue, i.e. the value of the warrants expressed as the price under the sale agreement, and the costs, i.e. expenses incurred to purchase or subscribe for such warrants. If the price of the warrants is significantly different from the market value of such warrants without a justifiable reason, the revenue from such sale will be determined by the tax office as the market value. Income from the sale of warrants increases the taxpayer's tax assessment basis. Pursuant to the Polish Act on Corporate Income Tax, from January 1, 2003, the tax on such income is 27% of the tax assessment basis.

Taxation of Foreign Investors' Income

The above-referenced rules for the taxation of income from the sale of warrants apply equally to the taxation of foreign investors' income, unless agreements on avoiding double taxation provide otherwise.

Transfer Tax (Tax on Civil Law Transactions)

The sale of securities to brokerage houses and banks engaged in brokerage operations as well as the sale of securities through such brokerage houses and banks, in accordance with the Polish Act on the Tax on Civil Law Transactions, is exempt from transfer tax. The Act on the Public Trading of Securities however allows the possibility of executing agreements transferring the ownership of the warrants other than through an entity engaged in brokerage activities. Such agreements are subject to transfer tax of 1% of the market value of the agreement pursuant to the Act on the Tax on Civil Law Transactions. The buyer and the seller are obliged to pay transfer tax on a joint and several basis.


F.         DIVIDENDS AND PAYING AGENTS

Not applicable.


STATEMENTS BY EXPERTS

Not applicable.

H.         DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, that apply to foreign private issuers and fulfill the obligation of those requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information about the public reference room.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world-wide website maintained by the SEC at www.sec.gov.

I.         SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information provided in this Item present the quantitative and qualitative analysis of market risk as of December 31, 2002. Following the redemption of 2002 Notes on March 24, 2003, the analysis is applicable only with respect to our license fee obligations that are denominated in euro.

INTEREST RATES

Our income and operating cash flows are substantially independent of changes in market interest rates. Our policy is to maintain approximately all of our borrowings in fixed rate instruments.

As at December 31, 2002, we had fixed-rate borrowings in euro. If euro-denominated market interest rates fall, the fair value of our fixed-rate debt shall increase. As at March 31, 2003, we did not have any floating or fixed-rate debt.

Our license fee obligations are not interest-bearing.

FOREIGN EXCHANGE RISK

Our revenues and costs are predominantly denominated in Polish zloty, other than payments made to suppliers of certain equipment and services, which are linked to the U.S. dollar and euro. In the previous years we raised long term debt on international financial markets, and as of December 31, 2002 were exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. dollar and euro.

We will face foreign exchange risk in respect of our capital expenditure-related liabilities and license fee obligations.

Our license fee obligations are denominated in euro. Any devaluation of the Polish zloty against euro that we are unable to offset through price adjustments will require us to use a larger portion of our revenues to service our non-zloty-denominated debt. Shifts in currency exchange rates may have an adverse effect on our ability to service our non-zloty-denominated obligations and, therefore, on our financial condition and results of operations.

The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign exchange rates as of December 31, 2002 and December 31, 2001. The table presents the maturities of debt and the related weighted average interest rates by expected maturity date. The information is presented in Polish zloty, which is our reporting currency.

     INTEREST RATE AND FOREIGN EXCHANGE RISK MANAGEMENT PRINCIPAL (NOTIONAL)
                           AMOUNT BY EXPECTED MATURITY

                                                                                     DECEMBER 31, 2002           DECEMBER 31, 2001
                                                                                ----------------------------------------------------
                           2003      2004    2005    2006    2007   THEREAFTER       TOTAL    FAIR VALUE     TOTAL      FAIR VALUE
                           ----      ----    ----    ----    ----   ----------       -----    ----------     -----      ----------

Debt, including current
portion:
=======================
Fixed rate (U.S.$) ..          -       -       -       -       -         -             -               -    1,967,439     339,384
Interest rate (fixed)                                                                  -                       11.22%
Fixed rate (DM)......                                                                  -                      372,860
Interest rate (fixed)          -       -       -       -       -         -             -               -       11.00%      64,318
Fixed rate ((C)......                                                            161,756                    1,056,570
Interest rate (fixed)    161,756       -       -       -       -         -        11.02%        161,756*       13.67%     182,258
                                                                             -------------- --------------  ------------  ---------
                                                                                 161,756         161,756    3,396,869     585,960
                                                                             ============== ==============  ============  =========

* The new long term notes were issued on December 23, 2002, therefore, as at December 31, 2002 the fair value of our long term debt was based on present value of future cash flows amounting to PLN 161,756 and was equal to its balance sheet value. The due date for payment of this long term debt, according to the terms of the Indenture, dated December 23, 2002 was 2008. We redeemed the notes on March 24, 2003.

In addition to our debt discussed above, we have obligations connected with the payments for licenses of PLN 406.3 million (U.S.$ 105.8 million at the average exchange rate quoted by NBP on December 31, 2002) (recorded at present values in our financial statements as PLN 323.5 million (U.S.$ 84.3 million at the average exchange rate quoted by NBP on December 31, 2002)) in accordance with the requirements of IAS 38 "Intangible Assets."

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On December 15, 2001, we defaulted on several interest payments on two series of our then outstanding notes. Those defaults triggered cross-default provisions under the terms of the indentures governing the four other series of notes and, as a result, we were in default on all six series of the notes issued under U.S. law that were then outstanding. We also defaulted on swap payments under certain swap agreements. We also did not make all subsequent payments of interest due after December 15, 2001.

All of our obligations under pre-restructuring notes and swap agreements were cancelled pursuant to Dutch composition plans. Our obligations under the guarantees related to our pre-restructuring notes and swap agreements were reduced pursuant to the Polish arrangement plans to Polish zloty denominated installment obligations payable until 2012. Pursuant to the U.S. Bankruptcy Court's order, dated March 7, 2003, the Polish arrangement plans and Dutch composition plans were given full force and effect in the United States. Consequently, as of the date of this annual report we are no longer in default under our pre-restructuring notes, swap agreements and related guarantees or any other indebtedness.

For description of our restructuring, see Item 4.A ("Information on the Company
- History and Development of the Company - Financial Restructuring.")

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

The Company's chief executive officer and chief financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) within 90 days prior to the date of this report, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and its subsidiaries was made known to them by others within the Company and its subsidiaries, particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the Company's chief executive officer and chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.   [RESERVED]

Not applicable.

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

We have responded to Item 18 below in lieu of this item.

ITEM 18.   FINANCIAL STATEMENTS

The financial statements required by this item (i. e. the consolidated financial statements of the Netia Group for the year ended December 31, 2002) are found at the end of this annual report, beginning on page F-1.

ITEM 19.   EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

  NUMBER                          DESCRIPTION
  ------                          -----------

    1.1 The Formation Deed of Netia Holdings S.A. in English translation (incorporated herein by reference to Exhibit 3.2 to Netia's Registration Statement on Form F-4, filed with the Securities and Exchange Commission on January 30, 1998, as amended, declared effective on April 30, 1998 (the "Exchange Offer Registration Statement")).*

    1.2 Amended and Restated Statute of Netia Holdings S.A., dated as of January 15, 2003, in English translation.* *

    2.1 Senior Notes Indenture, dated as of November 3, 1997, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the 10 1/4% Senior Notes due 2007 and the 10 1/4% Series B Senior Notes due 2007 issued by Netia Holdings B.V. (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form F-4, filed with the Securities and Exchange Commission on January 30, 1998, as amended (the "1998 Exchange Offer Registration Statement")).*

  2.1(a) Supplemental Indenture, dated as of December 1, 1998, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the Senior Notes Indenture included herein as Exhibit 2.1 (incorporated herein by reference to Exhibit 4.1(a) to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 29, 1999 (the "1998 Annual Report")).*

    2.2 Senior Notes Indenture, dated as of November 3, 1997, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the 11 1/4% Senior Notes due 2007 and the 11 1/4% Series B Senior Notes due 2007 issued by Netia Holdings B.V. (incorporated herein by reference to Exhibit 4.1 to the 1998 Exchange Offer Registration Statement).*

  2.2(a) Supplemental Indenture, dated as of December 1, 1998, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the Senior Notes Indenture included herein as Exhibit 2.2 (incorporated herein by reference to Exhibit 4.1(a) to the 1998 Annual Report).*

*          Incorporated by reference
**         Filed herewith

    2.3 Senior Discount Notes Indenture, dated as of November 3, 1997, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the 10 1/4% Senior (DM) Discount Notes due 2007 and the 10 1/4% Series B Senior (DM) Discount Notes due 2007 issued by Netia Holdings B.V. (incorporated herein by reference to Exhibit 4.1 to the 1998 Exchange Offer Registration Statement).*

  2.3(a) Supplemental Indenture, dated as of December 1, 1998, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the Senior Discount Notes Indenture included herein as Exhibit 2.3 (incorporated herein by reference to Exhibit 4.1(a) to the 1998 Annual Report).*

    2.4 Form of 10 1/4% Series B Senior Notes due 2007 (incorporated herein by reference to Exhibit 2.1 to Netia's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 30, 2001 (the "2000 Annual Report")).*

    2.5 Form of 11 1/4% Series B Senior Notes due 2007 (incorporated herein by reference to Exhibit 2.2 to the 2000 Annual Report).*

    2.6 Form of 11% Series B Senior (DM) Discount Notes due 2007 (incorporated herein by reference to Exhibit 2.3 to the 2000 Annual Report).*

    2.7 Escrow Agreement, dated as of November 3, 1997, between Netia Holdings S.A. and State Street Bank and Trust Company (incorporated herein by reference to Exhibit 10.2 to the 1998 Exchange Offer Registration Statement).*

    2.8 Senior Euro Notes Indenture, dated as of June 10, 1999, among Netia Holdings II B.V., Netia Holdings S.A. and State Street Bank and Trust Company, as trustee, relating to the 13 1/2% Senior Euro Notes due 2009 (incorporated herein by reference to the 1998 Annual Report).*

    2.9 Senior Dollar Notes Indenture, dated as of June 10, 1999, among Netia Holdings II B.V., Netia Holdings S.A. and State Street Bank and Trust Company, as trustee, relating to the 13 1/2% Senior Dollar Notes due 2009 (incorporated herein by reference to the 1998 Annual Report).*

   2.10 Form of 13 1/2% Senior Euro Note due 2009 (incorporated herein by reference to Exhibit 2.8 to the 2000 Annual Report).*

   2.11 Form of 13 1/2% Senior Dollar Note due 2009 (incorporated herein by reference to Exhibit 2.9 to the 2000 Annual Report).*

   2.12 Euro Investment Agreement, dated as of June 10, 1999, by and among Netia Telekom S.A., Netia South Sp. z o.o. and State Street Bank and Trust Company, as trustee (incorporated herein by reference to Exhibit 4.14 to the 1998 Annual Report).*

   2.13 Dollar Investment Agreement, dated as of June 10, 1999, by and among Netia Telekom S.A., Netia South Sp. z o.o. and State Street Bank and Trust Company (incorporated herein by reference to Exhibit 4.15 to the 1998 Annual Report).*

*          Incorporated by reference
**         Filed herewith

   2.14 Senior Euro Notes Indenture, dated as of June 9, 2000, by and among Netia Holdings II B.V., Netia Holdings S.A. and State Street Bank and Trust Company, as trustee, relating to the 13 3/4% Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 15, 2000, as amended (the "2000 Notes Registration Statement")).*

   2.15 Form of 13 3/4% Senior Euro Notes due 2010 (incorporated herein by reference to Exhibit 2.14 to the 2000 Annual Report).*

   2.16 Investment Agreement, dated as of June 9, 2000, by and among Netia Telekom S.A., Netia South Sp. z o.o. and State Street Bank and Trust Company (incorporated herein by reference to Exhibit
               4.3 to the 2000 Notes Registration Statement).*

   2.17 Master Agreement and the Schedule to the Master Agreement, dated March 26, 2001, between Merrill Lynch Capital Services, Inc., Netia Telekom S.A. and Netia Holdings S.A. (incorporated herein by reference to Exhibit 2.17 to the 2000 Annual Report).*

   2.18 Letter of Confirmation from Merrill Lynch Capital Services, Inc., dated March 30, 2001, as amended on April 4, 2001 (incorporated herein by reference to Exhibit 2.18 to the 2000 Annual Report).*

   2.19 Credit Support Annex to the Schedule of the ISDA Master Agreement, dated March 26, 2001, between Merrill Lynch Capital Services, Inc., Netia Telekom S.A. and Netia Holdings S.A. (incorporated herein by reference to 2002 Annual Report)*.

   2.20 Guarantee by Merrill Lynch & Co. Inc. under the ISDA Master Agreement, dated March 26, 2001 (incorporated herein by reference to 2002 Annual Report)*

   2.21 Guarantee by Netia Holdings S.A. under the ISDA Master Agreement, dated 26 March 2001 (incorporated herein by reference to 2002 Annual Report)*

   2.22 Master Agreement and the Schedule to the Master Agreement, dated January 18, 2001, between Netia Holdings III B.V. and the Chase Manhattan Bank International (incorporated herein by reference to Exhibit 2.19 to the 2000 Annual Report).*

   2.23 Deed of Undertaking and Guarantee, dated January 18, 2001 between Netia Telekom S.A., Netia Holdings III B.V. and Chase Manhattan Bank, London Branch (incorporated herein by reference to Exhibit
               2.20 to the 2000 Annual Report).*

   2.24 Letter of Confirmation from Chase Manhattan Bank, dated January 19, 2001 (incorporated herein by reference to Exhibit 2.21 to the 2000 Annual Report).*

   2.25 Master Agreement and the Schedule to the Master Agreement, dated July 31, 2000, between and among Netia South Sp. z o.o., Netia Telekom S.A. and Chase Manhattan Bank (incorporated herein by reference to Exhibit 2.22 to the 2000 Annual Report).*

   2.26 Deed of Undertaking, dated July 31, 2000, between and among Netia Telekom S.A.. Netia South Sp. z o.o. and Chase Manhattan Bank, London Branch (incorporated herein by reference to Exhibit 2.23 to the 2000 Annual Report).*

*          Incorporated by reference
**         Filed herewith

   2.27 Letter of Confirmation, dated July 31, 2000, from Chase Manhattan Bank, London Branch (incorporated herein by reference to Exhibit
               2.24 to the 2000 Annual Report).*

   2.28        Confirmation, dated December 17, 2001, between Netia Telekom S.A.
               and Merrill Lynch Capital Services, Inc., pursuant to the ISDA Master Agreement, dated March 26, 2001 and (iii) terminating, effective December 14, 2001, the swap transaction dated March 30, 2001 (incorporated herein by reference Exhibit 2.28 to the 2002 Annual Report)*

   2.29 Close-out Settlement Agreement, dated January 10, 2002, between JPMorgan Chase Bank and Netia Holdings III B.V., pursuant to the ISDA Master Agreement, dated January 18, 2001, between JPMorgan Chase Bank and Netia Holdings III B.V., and terminating, effective January 10, 2002 all swap transactions then outstanding between JPMorgan Chase Bank and Netia Holdings III B.V. (incorporated herein by reference Exhibit 2.29 to the 2002 Annual Report)*

   2.30 Senior Secured Euro Notes Indenture, dated as of December 23, 2002, by and among Netia Holdings B.V., as Issuer, Netia Holdings S.A., Netia Telekom S.A. and Netia South Sp. z o.o., as Guarantors, The Bank of New York, as trustee and ING Bank Slaski S.A., as the Security Agent, relating to the 10% Senior Secured Euro Notes due 2008.**

   2.31        Form of 10% Senior Secured DTC Restricted Global Note due 2008.**

   2.32        Form of 10% Senior Secured European Global Restricted Note due
               2008.**

   2.33        Form of 10% Senior Secured Regulation S Global Note due 2008.**

    4.1 Agreement and Restated Shareholders Agreement, dated January 20, 2000, between Netia Telekom S.A. and Mr. Jan Guz (incorporated herein by reference to Exhibit 10.30 to the 1999 Annual Report).*

    4.2 Netia Performance Stock Option Plan adopted by the Supervisory Board of Netia Holdings S.A. on December 22, 1999, as amended on August 29, 2000 (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-8, filed with the Securities and Exchange Commission on September 1, 2000).*

    4.3 Amended and Restated Post-IPO Shareholders' Agreement # 1, dated July 13, 2000, among Telia AB (publ.), Warburg, Pincus Equity Partners, L.P., Warburg Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III. C.V., Warburg Netia Holding Limited and Netia Holdings S.A. (incorporated herein by reference to Exhibit 4.11 to the 2000 Annual Report).*

    4.4 Post-IPO Shareholders' Agreement #2, dated August 3, 2000, by and among Telia AB (publ.), Dankner Investment Ltd., Trefoil Capital Investors L.P., Shamrock Holdings Inc., Warburg, Pincus Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holdings Limited and Netia Holdings S.A.(incorporated herein by reference to Exhibit 4.12 to the 2000 Annual Report).*


*          Incorporated by reference
**         Filed herewith

    4.5 Restructuring Agreement, dated as of March 5, 2002, between and among Netia Holdings S.A., Netia South Sp. z o.o., Netia Telekom S.A., Netia Holdings B.V., Netia Holdings II B.V., Netia Holdings III B.V., the Consenting Noteholders Signatories thereto, JPMorgan Chase Bank, Telia AB (publ.), and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited (incorporated herein by reference Exhibit 4.11 to the 2002 Annual Report)*

    4.6        Side Letter from Netia Holdings S.A. to Telia AB (publ), E.M.
               Warburg, Pincus & Co., LLC and JPMorgan Chase Bank, dated March 5, 2002.**

    4.7 Termination Agreement, dated as of March 5, 2002, between and among Telia AB (publ), Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited and Netia Holdings S.A. (incorporated herein by reference Exhibit 4.12 to the 2002 Annual Report)*

    4.8 Agreement on the Provision of Ducts, dated as of January 14, 2002, between Prima Communications Sp. z o.o. and Netia Telekom S.A. (incorporated herein by reference Exhibit 4.13 to the 2002 Annual Report)*

    4.9 Subscription Agreement dated November 20, 2002 by and among ING Bank Slaski S.A. and Netia Holdings S.A. **

   4.10 Amendment Agreement to Termination Agreement dated November 14, 2002 by among Netia Holdings S.A., Telia AB (publ.) and Warburg, Pincus Equity Partners, LP, Warburg, Pincus, Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited. **

   4.11 Exchange Agreement dated June 14, 2002 by and among Netia Holdings S.A., Netia Telekom S.A., Netia South, Sp. z o.o., Netia Holdings B.V., Netia Holdings II B.V., Netia Holdings III B.V. and Consenting Creditors. **

   4.12 Amendment to Exchange Agreement, dated as of June 27, 2002, made between Netia Holdings S.A., Netia Telekom S.A., Netia South Sp. z o.o., Netia Holdings B.V., Netia Holdings II B.V., Netia Holdings III B.V., JP Morgan Chase Bank and Consenting Noteholders.**

   4.13 Agreement on Security Assignment of Rights dated December 23, 2002 between Netia Holdings S.A., Deutsche Bank Polska S.A. and The Bank of New York, London Branch.**

   4.14 Agreement on Security Assignment of Rights dated December 23, 2002, between Netia Holdings S.A., Bank Polska Kasa Opieki S.A. and The Bank of New York, London Branch. **


*          Incorporated by reference
**         Filed herewith

   4.15 Paying, Registrar and Transfer Agency Agreement dated 23 December 2002 relating to 10% Senior Secures Notes due 2008 by and among Netia Holdings B.V., the Guarantors, The Bank of New York and ING Bank Slaski S.A. **

    8.1        List of Subsidiaries **

   10.1        Consent of PricewaterhouseCoopers Sp. z o.o. **

   99.1        Certification of Chief Executive Officer of Netia Holdings S.A.
               under Section 906 of Sarbanes-Oxley Act of 2002.**

   99.2        Certification of Chief Financial Officer of Netia Holdings S.A.
               under Section 906 of Sarbanes-Oxley Act of 2002.**


*          Incorporated by reference
**         Filed herewith

                                   SIGNATURES
                                   ----------

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                              NETIA HOLDINGS S.A.



                              By:      /s/ Wojciech Madalski
                                 -----------------------------------------------
                                 Name:   Wojciech Madalski
                                 Title:  Chief Executive Officer, President of
                                          the Company




                              By:   /s/ Zbigniew Lapinski
                                  ----------------------------------------------
                                  Name:   Zbigniew Lapinski
                                  Title:  Chief Financial Officer



Date:  June 27, 2003

                                 CERTIFICATIONS
                                 --------------

I, Wojciech Madalski, Chief Executive Office, President of Netia Holdings S.A., certify that:

1. I have reviewed this annual report on Form 20-F of Netia Holdings S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: June 27, 2003


                                 By: /s/  WOJCIECH MADALSKI
                                     -------------------------------------------
                                     Wojciech Madalski
                                     Chief Executive Officer, President of the
                                     Company

I, Zbigniew Lapinski, Chief Financial Officer of Netia Holdings S.A., certify that:

1. I have reviewed this annual report on Form 20-F of Netia Holdings S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: June 27, 2003


                                                By: /s/  ZBIGNIEW LAPINSKI
                                                    ----------------------------
                                                   Zbigniew Lapinski
                                                   Chief Financial Officer

         NETIA HOLDINGS S.A.
         CONSOLIDATED FINANCIAL STATEMENTS
         DECEMBER 31, 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS




TO THE SUPERVISORY BOARD AND SHAREHOLDERS
OF NETIA HOLDINGS S.A.



We have audited the accompanying consolidated balance sheets of Netia Holdings S.A. and its subsidiaries (the "Company") as at December 31, 2002, and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000, all of them expressed in Polish Z(3)oty ("PLN"). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001 and the consolidated results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000, in accordance with International Financial Reporting Standards.

The convenience translations are disclosed as part of the consolidated financial statements. The convenience translation for the year ended December 31, 2002 has been presented in US dollars, as a matter of arithmetic computation using the official rate of the National Bank of Poland at December 31, 2002 of PLN 3.8388 to US dollar 1.00. We have not audited these translations and accordingly we do not express an opinion thereon. The US dollar amounts presented in these consolidated financial statements should not be construed as a representation that the PLN amounts have been or could have been converted to US dollars at this rate or at any other rate.

International Financial Reporting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the years ended December 31, 2002, 2001 and 2000 and the determination of consolidated shareholders' equity / (deficit) as at December 31, 2002 and 2001 to the extent summarized in Note 25 to the consolidated financial statements.





PricewaterhouseCoopers Sp. z o.o.



Warsaw, Poland
February 13, 2003

                               NETIA HOLDINGS S.A.
                           CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                    $ (NOTE 3)
                                                                                                                --------------------
                                                                     DECEMBER 31,           DECEMBER 31,           DECEMBER 31,
                                                       NOTE              2001                   2002                   2002
                                                     ----------   --------------------   --------------------   --------------------
                                                                         (PLN)                (PLN)                 (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents........................       5                    486,946                132,465                 34,507
Restricted investments, cash and cash
   equivalents...................................       6                     47,500                254,211                 66,221
Accounts receivable..............................
   Trade, net of allowance for doubtful
      accounts PLN 36,192 and PLN 45,278
      (USD 11,795)...............................                             91,838                 87,067                 22,681
   Government - value added tax..................                             15,179                  2,374                    618
   Other.........................................                              3,510                  8,147                  2,122
Inventories......................................                              1,708                    854                    223
Prepaid expenses.................................                              9,358                  8,260                  2,152
                                                                  --------------------   --------------------   --------------------
TOTAL CURRENT ASSETS.............................                            656,039                493,378                128,524

Investments......................................                              1,949                  1,663                    433
Fixed assets, net................................       7                  2,454,309              2,245,917                585,057
Intangible assets................................
   Licenses, net.................................       8                    695,149                639,176                166,504
   Computer software, net........................       9                     82,944                112,685                 29,354
Other long term assets...........................                             13,957                      -                      -
                                                                  --------------------   --------------------   --------------------

TOTAL ASSETS.....................................                          3,904,347              3,492,819                909,872
                                                                  ====================   ====================   ====================



-------------------------
W. Madalski
President of the Company


-------------------------
A. Hochman
Chief Financial Officer


Warsaw, Poland
February 13, 2003



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               NETIA HOLDINGS S.A.
                           CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                    $ (NOTE 3)
                                                                                                                --------------------
                                                                     DECEMBER 31,           DECEMBER 31,           DECEMBER 31,
                                                       NOTE              2001                   2002                   2002
                                                     ----------   --------------------   --------------------   --------------------
                                                                         (PLN)                 (PLN)                 (UNAUDITED)
LIABILITIES

CURRENT LIABILITIES
Current maturities of long-term debt.............       12                 3,396,869                      -                      -
Short term liabilities for licenses..............       8                    165,613                211,247                 55,029
Accounts payable and accruals....................
   Trade.........................................                            170,779                 89,864                 23,409
   Liabilities connected with cancellation of cash
     flow hedges.................................       14                   224,907                      -                      -
   Accruals and other............................       11                   163,561                 85,805                 22,352
Deferred income..................................                              7,495                  6,956                  1,812
                                                                  --------------------   --------------------   --------------------
TOTAL CURRENT LIABILITIES........................                          4,129,224                393,872                102,602

Long term liabilities for licenses...............       8                     92,764                112,260                 29,244
Long term debt...................................       12                         -                161,756                 42,137
Long term installment obligations................       13                         -                  5,141                  1,339
                                                                  --------------------   --------------------   --------------------
TOTAL LIABILITIES................................                          4,221,988                673,029                175,322


Commitments and contingencies....................       24                         -                      -                      -

Minority interest................................       17                    25,607                 17,499                  4,558

SHAREHOLDERS' (DEFICIT) / EQUITY

Share capital (nominal par value
   of PLN 6 per share)...........................                            203,285                203,285                 52,955
Share premium ...................................                          1,713,865              1,713,865                446,459
Treasury shares..................................                             (3,611)                (2,812)                  (733)
Other  reserves..................................       2                          -              3,819,712                995,028
Accumulated deficit..............................                         (2,256,787)            (2,931,759)              (763,717)
                                                                  --------------------   --------------------   --------------------
TOTAL SHAREHOLDERS' (DEFICIT) / EQUITY ..........                           (343,248)             2,802,291                729,992
                                                                  --------------------   --------------------   --------------------

TOTAL LIABILITIES AND SHAREHOLDERS'
   (DEFICIT) / EQUITY............................                          3,904,347              3,492,819                909,872
                                                                  ====================   ====================   ====================


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                                                      CONVENIENCE
                                                                                                                      TRANSLATION
                                                                              YEAR ENDED                              $ (NOTE 3)
                                                       -----------------------------------------------------------  ---------------
                                                          DECEMBER 31,        DECEMBER 31,         DECEMBER 31,       DECEMBER 31,
                                              NOTE            2000                2001                 2002               2002
                                             --------  ------------------   -----------------   ------------------  ---------------
                                                             (PLN)               (PLN)                (PLN)             (UNAUDITED)

REVENUE
   Telecommunication services revenue
     Installation fees.....................                      12,437               2,192                1,808                471
     Monthly fees..........................                      89,685             142,068              148,183             38,601
     Calling charges.......................                     284,975             360,707              412,267            107,395
     Other revenue.........................                       8,128               7,196               25,862              6,737
                                                       ------------------   -----------------   ------------------  ----------------
                                                                395,225             512,163              588,120            153,204
   Other revenue:
     Service...............................                      24,234              18,235                9,487              2,471
     Sales of equipment....................                      23,288               8,453                6,777              1,765
                                                       ------------------   -----------------   ------------------  ----------------
  TOTAL REVENUE............................                     442,747             538,851              604,384            157,440

COSTS
Interconnection charges, net...............                    (112,270)           (122,211)            (117,480)           (30,603)
Cost of equipment..........................                     (20,359)             (7,508)              (5,693)            (1,483)
Salaries and benefits......................                     (99,845)           (104,498)            (105,218)           (27,409)
Social security costs......................                     (19,221)            (20,833)             (18,152)            (4,729)
Depreciation of fixed assets...............    7               (130,479)           (172,735)            (194,634)           (50,702)
Amortization of goodwill...................                     (25,927)            (17,938)                   -                  -
Amortization of other intangible assets....                     (23,304)            (62,892)             (74,046)           (19,289)
Impairment of goodwill.....................                           -            (220,279)                   -                  -
Impairment provision for long term assets..    10                     -            (116,247)            (149,353)           (38,906)
Other operating expenses...................    19              (167,873)           (222,609)            (202,616)           (52,781)
                                                       ------------------   -----------------   ------------------  ----------------
LOSS FROM OPERATIONS.......................                    (156,531)           (528,899)            (262,808)           (68,462)

Financial expense, net.....................    20              (198,681)           (230,019)            (417,570)          (108,776)
Effect of default on long term debt........    12                     -            (112,047)                   -                  -
Effect of canceling of swap transactions...    14                     -            (274,637)                   -                  -
Other......................................                        (339)                   -                   -                  -
                                                       ------------------   -----------------   ------------------  ----------------
LOSS BEFORE INCOME TAX.....................                    (355,551)         (1,145,602)            (680,378)          (177,238)
Income tax charge..........................    15                (2,514)             (5,424)              (1,903)              (496)
                                                       ------------------   -----------------   ------------------  ----------------
LOSS BEFORE MINORITY INTEREST..............                    (358,065)         (1,151,026)            (682,281)          (177,734)
Minority share in losses / (profits)
   of subsidiaries.........................    17                (3,981)              1,809                7,309              1,904
                                                       ------------------   -----------------   ------------------  ----------------
NET LOSS...................................                    (362,046)         (1,149,217)            (674,972)          (175,830)
                                                       ==================   =================   ==================  ================

BASIC AND DILUTED
   LOSS PER SHARE (not in thousands).......    21                (12.60)             (37.29)              (17.89)             (4.66)
                                                       ==================   =================   ==================  ================


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               NETIA HOLDINGS S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                                                         TOTAL
                                                                                                                      SHAREHOLDERS'
                                              SHARE      SHARE      TREASURY   OTHER       HEDGING     ACCUMULATED      EQUITY /
                                   NOTE      CAPITAL    PREMIUM      SHARES   RESERVES     RESERVE       DEFICIT       (DEFICIT)
                                 --------- ---------- ------------- -------- ------------ ------------ ------------- ---------------
                                            (PLN)        (PLN)      (PLN)     (PLN)        (PLN)        (PLN)           (PLN)

BALANCE AS AT JANUARY 1, 2000.....          173,735     1,275,840    (1,401)           -             -      (771,082)       677,092


Net loss..........................                -             -         -             -            -      (362,046)      (362,046)
Issuance of shares,
   net of related costs...........           27,000       438,025         -             -            -             -        465,025
Shares issued for stock option
plan..............................            2,550             -    (2,550)            -            -             -              -
Employee stock subscriptions
   and stock option exercises.....                -             -       340             -            -             -            340
                                           ---------   -----------  --------   -----------    ---------  ------------    -----------

BALANCE AS AT DECEMBER 31, 2000...          203,285     1,713,865    (3,611)            -            -    (1,133,128)       780,411

Effect of adopting IAS 39.........                -             -         -                    (25,424)       25,558            134
                                           ---------   -----------  --------   -----------    ---------  ------------    -----------

AS RESTATED.......................          203,285     1,713,865    (3,611)            -      (25,424)   (1,107,570)       780,545

Fair value losses on cash flow     14
   hedges, net of tax.............                -             -         -             -     (249,213)            -       (249,213)
Fair value losses reclassified     14
   and reported in the statement
   of operations..................                -             -         -             -       47,903             -         47,903
Canceling of swap transactions.... 14             -             -         -             -      226,734             -        226,734
Net loss..........................                -             -         -             -            -    (1,149,217)    (1,149,217)
                                           ---------   -----------  --------   -----------    ---------  ------------    -----------

BALANCE AS AT DECEMBER 31, 2001...          203,285     1,713,865    (3,611)            -            -    (2,256,787)      (343,248)

Exchange of shares with minority   17
shareholder.......................                -             -       799             -            -             -            799
Reduction of debt.................  2             -             -         -     3,553,712            -             -      3,553,712
Subscription for series H shares..  2             -             -         -       338,457            -             -        338,457
Cost of issuance of shares........  2, 16         -             -         -       (72,457)           -             -        (72,457)
Net loss..........................                -             -         -             -            -      (674,972)      (674,972)
                                           ---------   -----------  --------   -----------    ---------  ------------    -----------


BALANCE AS AT DECEMBER 31, 2002...          203,285     1,713,865    (2,812)    3,819,712            -    (2,931,759)     2,802,291
                                           =========   ===========  ========   ===========    =========  ============    ===========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                                       CONVENIENCE
                                                                                                                       TRANSLATION
                                                                                   YEAR ENDED                           $ (NOTE 3)
                                                                   --------------------------------------------------  -------------
                                                           NOTE    DECEMBER 31,    DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
                                                                      2000            2001               2002              2002
                                                          -------- ------------- ------------------  ----------------- -------------
                                                                      (PLN)          (PLN)               (PLN)          (UNAUDITED)

Cash flows from operating activities:
   NET LOSS                                                            (362,046)     (1,149,217)          (674,972)       (175,830)
Adjustments to reconcile net loss to net
cash provided by operating activities....................
   Depreciation of fixed assets and amortization of
    goodwill, licenses and other intangible assets.......               179,710         253,565            268,680          69,991
   Amortization of notes issuance
   costs..................                                               12,932               -                127              33
   Amortization of discount on
   notes.....................                                           116,646         106,830                  -               -
   Interest expense accrued on license liabilities.......                25,743          19,894             22,595           5,886
   Interest expense accrued on long term debt............               259,441         285,995            220,428          57,421
   Minority share in profits / (losses) of subsidiaries..                 3,981          (1,809)            (7,309)         (1,904)
   Impairment of goodwill................................                     -         220,279                  -               -
   Impairment provision for long term assets.............   10                -         116,247            149,353          38,906
   Effect of default on long term debt...................                     -         112,047                  -               -
   Effect of canceling of hedge transactions.............                     -         274,637                  -               -
   Allowance for debtors subject to court settlements....                     -          16,974                  -               -
   Other losses..........................................                   339               -                  -               -
   (Decrease) / Increase in long term assets.............                (2,185)          1,425                  -               -
   Foreign exchange (gains) / losses on translation
     of long term debt and restricted investments........              (127,622)       (157,314)           195,914          51,035
   Changes in working capital............................                58,367          78,059             23,660           6,164
                                                                  --------------- ---------------  -----------------  --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES................               165,306         177,612            198,476          51,702
Cash flows used in investing activities:
   Purchase of fixed assets and computer software........              (756,657)       (582,779)          (270,548)        (70,477)
   Purchase of minority interest shareholdings in
     subsidiaries........................................                     -         (60,883)                 -               -
   (Increase) / decrease of investments..................               (20,990)          8,500                  -               -
   Increase of restricted investments....................              (219,902)              -                  -               -
   Increase of restricted cash and cash equivalents......   6                  -              -           (197,744)        (51,512)
   Payments for licenses.................................              (359,971)         (3,998)                 -
                                                                  --------------- ---------------  -----------------  --------------
NET CASH USED IN INVESTING ACTIVITIES....................            (1,357,520)       (639,160)          (468,292)       (121,989)
Net cash provided by / (used in) financing activities:
   Net proceeds from issuance of shares..................               467,575               -                  -               -
   Proceeds from long term loans and liabilities.........               839,320               -                  -               -
   Repayment of bank loans and vendor financing..........               (61,481)              -                  -               -
   Payment of interest on long term debt.................                     -        (111,355)                 -               -
   Payments related to restructuring.....................                     -          (8,740)           (80,394)        (20,942)
   Payments for cancellation of swap transactions........   16                -         (22,460)           (29,279)         (7,627)
   Contribution from minority shareholders in subsidiaries               77,331               -                  -               -
   Capitalized deferred financing costs..................               (33,514)              -                  -               -
                                                                  --------------- ---------------  -----------------  --------------
NET CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES....             1,289,231        (142,555)          (109,673)        (28,569)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH
     EQUIVALENTS.........................................               (56,577)        (51,801)            25,008           6,515

NET CHANGE IN CASH AND CASH EQUIVALENTS..................                40,440        (655,904)          (354,481)        (92,341)

Cash and cash equivalents at beginning of year...........             1,102,410       1,142,850            486,946         126,848
                                                                  --------------- ---------------  -----------------  --------------

CASH AND CASH EQUIVALENTS AT END OF YEAR.................             1,142,850         486,946            132,465          34,507
                                                                  =============== ===============  =================  ==============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                                    CONVENIENCE
                                                                                                                    TRANSLATION
                                                                          YEAR ENDED                                 $ (NOTE 3)
                                                   -----------------------------------------------------------    ------------------
                                                     DECEMBER 31,        DECEMBER 31,         DECEMBER 31,          DECEMBER 31,
                                                         2000                2001                 2002                  2002
                                                   -----------------   ------------------   ------------------    ------------------
                                                        (PLN)               (PLN)                 (PLN)              (UNAUDITED)
Changes in working capital
   components:...............................
Trade receivables............................              (23,832)              10,497                4,771                 1,243
Government receivables.......................               (3,693)              32,784                7,439                 1,938
Other receivables............................                  928                  357               (4,637)               (1,208)
Inventories..................................                  (58)               1,050                  854                   222
Prepaid expenses.............................                1,372               (1,813)               1,098                   286
Trade creditors..............................               83,695               20,418               25,246                 6,577
Payables to related parties..................               (4,686)                   -                    -                     -
Accruals and other payables..................                1,466               11,779              (10,572)               (2,754)
Deferred income..............................                3,175                2,987                 (539)                 (140)
                                                   -----------------   ------------------   ------------------    ------------------
                                                            58,367               78,059               23,660                 6,164
                                                   =================   ==================   ==================    ==================

SUPPLEMENTAL DISCLOSURES:
                                                                          YEAR ENDED                                 CONVENIENCE
                                                                                                                     TRANSLATION
                                                                                                                     $ (NOTE 3)
                                                   -----------------------------------------------------------    ------------------
                                                     DECEMBER 31,         DECEMBER 31,         DECEMBER 31,          DECEMBER 31,
                                                         2000                 2001                 2002                  2002
                                                   -----------------   ------------------   ------------------    ------------------
                                                        (PLN)                (PLN)                 (PLN)               (UNAUDITED)

Interest paid................................              258,762              256,868                    -                     -
Income taxes paid / (recovered)..............                9,134               (4,915)                1,273                   332

       Interest paid during the year ended December 31, 2001 includes PLN
111,355 of payment from the Company's cash and cash equivalents and PLN 145,513 from the Company's investment accounts.

NON-CASH INVESTING AND FINANCING ACTIVITIES:
      The Company incurred the following financing transactions that did not involve cash flows in the current period:

                                                                                                                     CONVENIENCE
                                                                                                                     TRANSLATION
                                                                          YEAR ENDED                                 $ (NOTE 3)
                                                   -----------------------------------------------------------    ------------------
                                                     DECEMBER 31,         DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
                                                        2000                 2001                 2002                 2002
                                                   -----------------   -----------------    ------------------    ------------------
                                                        (PLN)               (PLN)                 (PLN)               (UNAUDITED)

Conversion of 1997, 1999 and 2000 Notes and
   swap obligations into 2002 Notes and series
   H shares (see Note 2) ....................                    -                   -             4,096,068               1,067,018

      The Company incurred the following liabilities at the end of each year that were related to fixed asset or construction in progress additions:

                                                                                                                     CONVENIENCE
                                                                                                                     TRANSLATION
                                                                          YEAR ENDED                                 $ (NOTE 3)
                                                   -----------------------------------------------------------    ------------------
                                                    DECEMBER 31,         DECEMBER 31,          DECEMBER 31,          DECEMBER 31,
                                                        2000                2001                  2002                  2002
                                                   -----------------   -----------------    ------------------    ------------------
                                                        (PLN)                (PLN)                (PLN)               (UNAUDITED)


                                                           296,694             154,604                52,952                13,794


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


1.         THE COMPANY

         Netia Holdings S.A. ("the Company" or "Netia Holdings") was formed in 1990 as a limited liability company under the laws of Poland and was transformed into a joint stock company in 1992. The Company is engaged through its subsidiaries (together: the "Netia Group") in the design, construction and operation of modern digital telecommunication and data transmission networks.

         The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of the Poland's largest cities - Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1 Sp. z o.o. ("Netia 1"), obtained a license for domestic long distance telephone services. As of January 1, 2001, pursuant to the new Telecommunication Act ("NTA"), all telephone licenses were converted by virtue of law into telecommunication permits. (See Note 8 for further details regarding conversion of licenses to permits.) On the basis of these permits, the Netia Group currently provides various voice telephone services in areas covering approximately 33% of Poland and reaching approximately 40% of the population of Poland, including nine of Poland's ten largest cities (Warsaw, Katowice, Krakow, Gdansk, Lublin, Poznan, Bydgoszcz, Szczecin and Wroclaw). These services include switched, fixed-line voice telephone service (including, since August 2001, domestic long distance), Integrated Services Digital Network ("ISDN"), voice mail, dial-up and fixed-access Internet, leased lines, Voice over Internet Protocol ("VoIP") and co-location services. In September 2001, the Netia Group began offering frame relay services. The Netia Group is one of the two operators in Poland offering, since February 2002, services based upon an Intelligent Network: Freephone ("0800") and Split Charge ("0801"). In the near future the Netia Group also expects to begin offering "0-708" premium rate services, based on an arbitration decision issued by the President of the Office for the Regulations of Telecommunications and Post (the "ORTP") and subject to the successful completion of negotiations with TPSA in respect of interconnections with TPSA. The Netia Group has recently launched wholesale services, including the wholesale termination of in-bound traffic, which has been offered since early 2001, and duct, dark fiber and capacity leasing and co-location services, which have been offered from the second half of 2002. In accordance with provisions of NTA liberalizing the market for international long-distance calls, as of January 1, 2003 the Company started to offer international long distance services in selected zones, based on standard lines, in addition to alternative service based on VoIP technology. The Netia Group is also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

         The Company is subject to the periodic reporting requirements in the U.S. under the Securities Exchange Act of 1934, as amended, and under the Polish regulations on reporting requirements for companies listed on the Warsaw Stock Exchange. Its ordinary shares have been listed on the Warsaw Stock Exchange since September 2000. Between August 1999 and October 2002 the Company's American Depositary Shares ("ADSs") were listed for trading on the NASDAQ stock market ("NASDAQ"). On October 14, 2002 the NASDAQ Listing Qualifications Panel (the "Panel") decided to delist Netia's ADSs from the NASDAQ, effective as of the opening of the business on October 15, 2002, due to failure by the Company to meet all listing requirements (see also Note 26 for further details).

         The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

2.         FINANCIAL RESTRUCTURING

     BACKGROUND

         On December 15, 2001, the Company defaulted on several interest payments on two series of its notes. Those defaults triggered cross-default provisions under the terms of the indentures governing the four other series of notes and, as a result, the Company was in default on all six series of the issued notes that were then outstanding. The Company has also defaulted on swap payments under certain swap agreements. The Company also did not make all subsequent payments of interest due after December 15, 2001. As a result of these defaults and a level of shareholders' equity, which - as calculated according to Polish Accounting Standards - has been at deficit since December 31, 2001, the Company was required to file for bankruptcy under Polish law unless it petitioned for the opening of arrangement proceedings. To avoid filing for bankruptcy, Netia Holdings S.A., Netia Telekom S.A. ("Telekom") and Netia South Sp. z o.o. ("South") petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

         On March 5, 2002, the Company reached an agreement on the restructuring (the "Restructuring Agreement") of its debt with an ad hoc committee of its noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., then owning together approximately 57.4% of the Company's share capital, with the latter two acting separately as the largest shareholders of Netia Holdings. Subsequently the Restructuring Agreement was signed by majority of creditors. Under the Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen the Company's balance sheet.

        On June 14, 2002 an exchange agreement (the "Exchange Agreement") was entered into by the Company, certain of its subsidiaries and a substantial majority of the consenting creditors, parties to the Restructuring Agreement. The Exchange Agreement was intended to specify further terms of

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

    the financial restructuring outlined in the Restructuring Agreement, and to provide the means for the implementation of the terms of the restructuring as set out in the Restructuring Agreement.

        Pursuant to the Restructuring Agreement and the Exchange Agreement Netia Holdings B.V. ("NH BV"), the Company's wholly-owned Dutch subsidiary issued EUR 49,869 10% Senior Secured Notes due 2008 (the "2002 Notes") to holders of the existing notes and JPMorgan Chase Bank ("JPMorgan") in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan. In addition, creditors of the Netia Group had an opportunity to subscribe with their reduced claims in form of installment obligations for series H shares issued by the Company. On December 23, 2002 312,626,040 (not in thousand) series H shares offered by the Company were subscribed by its creditors in exchange for such installment obligations. The restructuring process encompassed legal proceedings in three jurisdictions and included: Dutch moratorium proceedings, Polish arrangement proceedings and Section 304 Proceedings in the United States of America.

        Under the Restructuring Agreement and the Exchange Agreement, the Company's shareholders as of December 22, 2002 will be issued transferable warrants to acquire up to 64,848,652 (not in thousand) ordinary shares representing 15% of the Company's post-restructuring share capital (after the issuance of 18,373,785 (not in thousand) ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan). The strike price applicable to the warrants shall correspond to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the successful closing of registration of series H shares. The Company also plans to issue up to 18,373,785 (not in thousand) ordinary shares under a key employee stock option plan. The specific terms and conditions of the warrants and stock option plan are not yet determined.

     STATUS OF THE RESTRUCTURING

        As result of the Dutch court decision of November 6, 2002, whereby the moratorium arrangements relating to the three special-purpose finance subsidiaries of the Company were confirmed, and that became final and unappealable on November 15, 2002, the existing liabilities of the Company's Dutch special-purpose finance subsidiaries under the notes and swap agreements have become unenforceable. The guarantees issued previously by Netia Holdings to noteholders and swap counterparties have been reduced separately in the Polish arrangement proceedings to 8.7% of their original value, which would have to be repaid by the Company in installments between 2007 and 2012. The Polish court decision became final and unappeable on December 3, 2002. The Polish arrangement proceedings were also conducted separately for two subsidiaries of the Company: Telekom and South in respect to intra-group debt and the other swap arrangements. The arrangement plans for Telekom and South have been approved by the Polish courts on June 25, 2002 and December 4, 2002, respectively, and the approval decisions became final and unappealable on January 2, 2003 and December 19, 2002, respectively. The Polish arrangement proceedings resulted in reduction of the liabilities of Telekom and South to 8.7% and 1% of their original values, respectively.

        On October 21, 2002 Netia Holdings, Telekom and South entered into an agreement (the "Agreement and Releases") with the minority group of the Company's claimholders (the "Dissenting Parties"), who previously objected to the restructuring. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew all their claims in connection with the arrangement proceedings in Poland. In addition, their appeal from the court's ruling in the United States 304 proceeding was dismissed without prejudice to reinstatement in the event that the restructuring was not completed. On February 10, 2003, the Dissenting Parties' objections to the United States 304 proceeding (including objection to turnover of the deposits to Netia) were withdrawn and their appeal was dismissed with prejudice. The US Bankruptcy Court will now decide when the deposits of EUR 13,878 (PLN 54,866 at the exchange rate prevailing at December 31, 2002) should be turned over to Netia.

        On November 29, 2002 the Polish Securities and Exchange Commission (the "Commission") decided to admit to public trading up to 317,682,740 (not in thousand) ordinary series H shares, 64,848,652 (not in thousand) ordinary series J shares and 18,373,785 (not in thousand) ordinary series K shares to be issued in connection with restructuring. Furthermore, the Commission gave its consent for the introduction to public trading of 31,419,172 (not in thousand) ordinary series I notes and 1,005,154 (not in thousand) ordinary series II notes, which authorize their holders to subscribe for the series J shares on a pre-emptive basis, with priority over the Company's shareholders (subscription warrants), and 18,373,785 (not in thousand) ordinary series III notes, which authorize their holders under a key employee stock option plan to subscribe for the series K shares on a pre-emptive basis.

        On December 23, 2002 the subscription of series H shares and issuance new notes were completed. 312,626,040 (not in thousand) series H shares at PLN 1.0826241 (not in thousand) per share were allocated out of total of 317,682,740 (not in thousand) offered to the Company's creditors in accordance with the agreed terms of the restructuring. NH BV issued EUR 49,869 2002 Notes (PLN 198,758 at the exchange rate in effect on December 23, 2002) in exchange for the existing notes of NH BV and Netia Holdings II B.V. ("NH II BV") and for claims under swap arrangement with JPMorgan by Netia Holdings III B.V. ("NH III BV") in accordance with the agreed terms of restructuring and the composition plans for each of the Company's Dutch subsidiaries. After registration of series H shares, the Company's creditors will own shares representing approximately 91% of the Company's share capital.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


        Registration of series H shares took place on January 30, 2003. On February 13, 2003 312,626,040 series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003 (see also Note 26).

        As of January 2, 2003, all courts' decisions approving Dutch composition plans and Polish arrangement plans became final and unappealable. Consequently, the restructuring is irreversible, subject to Netia Group's compliance with and performance of all obligations under the Dutch composition plans and Polish arrangement plans. Management believes that the Company will comply with its obligations under the Dutch composition plans and Polish arrangement plans.

        On February 13, 2003, Netia's Supervisory Board approved the redemption of the outstanding 2002 Notes with an aggregate principal amount of EUR 49,869, following the recommendation by the Company's Management Board. The decision was driven by the sufficient cash position and concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, dated December 23, 2002 (the "Indenture") and (ii) the substantial restrictions imposed by the Indenture covenants Netia's flexibility to run its daily operational business.

     CURRENT FINANCIAL CONDITION

         The restructuring resulted in a surplus of PLN 3,553,712, calculated as a difference between the amount of reduction of carrying values of all liabilities subject to restructuring of PLN 4,096,068 and the total of: (i) net present value of reduced liabilities in the form of installment obligations not exchanged into shares of PLN 5,141, (ii) the value of the 2002 Notes of PLN 198,758, (iii) the issuance value of new ordinary series H shares issued of PLN 338,457, and was recorded in the other reserves of the shareholders' equity.

         The conclusion of arrangements with the Company's creditors in Poland and the Netherlands, allowed the Company to regain solvency. Those arrangements will be additionally confirmed in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York. Management does not believe that the outcome of U.S. proceedings will have a material adverse effect on the financial restructuring of the Company. The restructuring did not lead to the elimination of all of the Company's outstanding debt. The Company will have to repay (i) the 2002 Notes at principal amount of EUR 49,869 (PLN 198,758 at the exchange rate in effect on December 23, 2002) in 2008 and interests accrued on 2002 Notes in accordance with the terms of 2002 Notes, and (ii) the outstanding installment obligations at nominal amount of PLN 11,872 between 2007 and 2012, not exchanged for the ordinary series H shares offered by the Company.

         As a result of the restructuring, as at December 31, 2002 the shareholders' equity amounted to PLN 2,802,291, and working capital of PLN 99,506.

         As the restructuring is virtually complete Management does not believe that events or conditions exist which may cast significant doubt on the Company's ability to continue as a going concern. However, Management will continue to take steps aimed at preserving the Company's cash, such as substantial reductions in capital and operating expenditures in comparison with the Company's prior plans and steps aimed at seeking to confirm expiry, cancellation, deferral or conversion of the Company's remaining license fee obligations (see also Note 8). Cash and cash equivalents held by the Netia Group as at December 31, 2002 amounted to PLN 132,465. The Company also held restricted cash and cash equivalents of PLN 199,345 established as temporary security for its 2002 Notes. Furthermore, the Company held PLN 54,866 in an restricted deposit account, which is expected to be released for the Company upon finalization of the proceedings in the U.S.

3.         BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These consolidated financial statements have been prepared based upon the Company's accounting records in order to present the consolidated financial position, results of operations and of cash flows in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by International Accounting Standards Board ("IASB").

         In 2001 the Company adopted IAS 39 "Financial Instruments - Recognition and Measurement". The effects of the adoption, if any, are further described in the notes to these consolidated financial statements.

         IFRS vary in certain important respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). See Note 25 for a reconciliation of net loss and shareholders' equity/(deficit) based on IAS to U.S. GAAP.

     MEASUREMENT BASIS

         Until December 31, 1996, Poland was considered to be a hyperinflationary economy. The consolidated financial statements for the periods through that date were prepared under the historical cost convention as adjusted for the effects of inflation in accordance with the IAS 29, "Financial Reporting in Hyperinflationary Economies". The inflated

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     values in Polish Zloty ("PLN") at December 31, 1996 for balance sheet items became the new historical basis for subsequent periods.

     US DOLLAR CONVENIENCE TRANSLATION (UNAUDITED)

         The measurement currency is Polish Zloty that reflects the economic substance of the underlying events and circumstances of the Company. The US Dollar amounts shown in the accompanying consolidated financial statements have been translated at December 31, 2002 and for the year ended December 31, 2002 from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 3.8388 = USD 1.00, the rate published by the National Bank of Poland and effective on December 31, 2002. These amounts are unaudited and are included for the convenience of the reader only as supplementary information. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into US Dollars at this or any other rate.

     PRINCIPLES OF CONSOLIDATION

         Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and are no longer consolidated from the date on which control ceases. All intercompany transactions, balances and unrealized gains on transactions between subsidiaries of the Company have been eliminated; unrealized losses are also eliminated unless the cost cannot be recovered. Separate disclosure is made of minority interest. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment by the minority shareholders to cover the losses.

     USE OF ESTIMATES

         The preparation of financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Although these estimates are based on the Management's best knowledge of current events actual results could differ from these estimates.

     RECLASSIFICATIONS

         Certain prior periods' amounts have been reclassified to conform to the presentation for the year ended December 31, 2002.

     CASH AND CASH EQUIVALENTS

         Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statements and balance sheet the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company presents cash and cash equivalents held in restricted accounts as a component of restricted cash and cash equivalents in long or short term assets, depending on the terms of legal restrictions relating to a particular balance.

     FINANCIAL INSTRUMENTS

         Financial instruments carried on the balance sheet include cash and cash equivalents, investments, accounts receivable, trade payables, long-term debt and financial derivatives. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

     TRADE RECEIVABLES

         Trade receivables are carried at original invoice amount less provision made for impairment of these receivables at the year end. Bad debts are written off when identified. If it is probable that the Company will not able to collect the receivables, an impairment loss is recognized. The impairment loss is measured as the difference between the carrying amount of receivables and the present value of expected future cash flows, discounted at the imputed interest rate of interest for similar borrowers.

     INVENTORIES

         Inventories are stated at the lower of historical cost or net realizable value, generally determined on a first-in first-out (FIFO) basis. Where necessary, provision is made for obsolete, slow moving or defective inventory.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     IMPAIRMENT

         Tangible fixed assets and intangible assets, including goodwill, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

     FIXED ASSETS AND NETWORK UNDER CONSTRUCTION

         Fixed assets are stated at cost, plus related inflation through December 31, 1996. Network under construction represents the accumulation of costs associated with the construction of the telecommunications and data transmission networks and other tangible fixed assets. The Company includes in the construction cost of its networks all eligible borrowing costs (including interest costs and foreign exchange gains and losses) and administration and other overhead costs directly attributable to the acquisition or construction of assets before operations commence. Costs relating to the network under construction are transferred to the related fixed asset account and depreciation begins when operations commence.

         The costs of repairs and maintenance are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company.

         Depreciation expense is recorded utilizing the straight-line method over the estimated useful life of the assets. These lives are summarized as follows:

                                                                       TERM
     Land.................................................           infinite
     Buildings............................................           40 years
     Long term ground lease...............................           99 years
     Base stations (Uni-Net)..............................      7 to 13 years
     Transmission network.................................           15 years
     Switching system.....................................           10 years
     Machinery and equipment..............................       4 to 8 years
     Office equipment.....................................       3 to 8 years
     Office furniture.....................................            5 years
     Vehicles.............................................       5 to 6 years

     LICENSES

         Licenses are stated at cost less accumulated amortization. If payment for the license is deferred beyond normal credit terms, its cost is the net present value of the obligation. The present value of the obligation is calculated using the Company's effective borrowing rates at the time the license was granted. Any differences between the nominal price of the license and its net present value are treated as interest costs. Interest costs are capitalized up until the time when the network in that license territory becomes operational and are then recognized as interest expense over the period of the obligation. Amortization of the license also commences once the related network is operational and is recorded on a straight-line basis until the end of the grant period. The amortization period is 12 to 14 years. See also Note 8 for Management's plans regarding the licenses held by the Company.

     COMPUTER SOFTWARE COSTS

         Costs that are directly associated with identifiable and unique software products controlled by the Company and which have probable economic benefits, exceeding the cost, beyond one year, are recognized as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

         Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

     LONG TERM DEBT

         Upon the adoption of IAS 39, the Company stated its long term debt at amortized cost using the effective cost method and the difference between that cost and the amount payable, net of discount and deferred financing costs, was recognized as the effect of adopting IAS 39 in the opening accumulated deficit. As a result of the defaults on the Notes described in
     Note 12, certain debt of the Company has been treated as short term and the effective interest method value of the debt has equaled its face value.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

         Prior to the adoption of IAS 39, the Company had carried its long-term debt at the amount payable, net of discount in the case of discount bonds. Discounts were amortized over the discount period using the effective cost method. Costs incurred in obtaining financing were deferred and amortized to financial expense over the term of the credit facility or the maturity of the outstanding notes.

         Long term debt is recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective cost method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

     RETIREMENT BENEFITS

         The Company pays social security taxes on each employee to the Polish Government. The Company has no other employee retirement plans.

     SHARE CAPITAL

         All shares outstanding issued by the Company are classified as equity. External costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

     REVENUE

         Telecommunications and other revenue is stated net of discounts and value added tax.

     (1)    Telecommunications Revenue

         Telecommunications revenue includes mainly installation fees, monthly charges and calling charges. The Company records revenue from installation fees, which are not in excess of installation costs, when the customer is connected to the network. Other telecommunication revenue comprises the provision of domestic long distance telephone services, voice mail, ISDN, dial-up and fixed-access Internet, leased lines, VoIP, frame relay and co-location services, as well as the sale of telecommunications accessories; revenues for these transactions are recognized when the service is provided or when the goods are sold.

     (2)    Other Revenue

         Other revenue includes revenue from specialized mobile radio service (public trunking), through the Company's subsidiary Uni-Net. Service revenues are recorded when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

     INTERCONNECTION CHARGES

         Interconnection with other telecommunication operators is required to complete calls that originate on but terminate outside of the Company's network or originate outside the network and terminate within it, or are only transferred through the Company's network. The Company pays interconnection charges based on agreements entered into with other telecommunication operators.

     FOREIGN EXCHANGE GAINS AND LOSSES

         Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translations of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement or capitalized as part of network under construction in accordance with the Company's fixed assets capitalization policy when the exchange differences arise from foreign currency borrowings used to finance self constructed assets.

     DEFERRED INCOME TAXES

         Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. Valuation allowances are recorded for deferred tax assets when it is likely that tax benefits will not be realized.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


4. FINANCIAL RISK MANAGEMENT

     FINANCIAL RISK FACTORS

         The Company's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company.

         Risk management has been carried out by a central treasury department under policies approved by the Company's Management Board. The treasury department has been identifying, evaluating and hedging financial risks in close co-operation with the operating units. The Management Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and investing excess liquidity.

     Foreign Exchange Risk
     ---------------------

         The Company's revenues and costs are predominately denominated in Polish Zloty, other than payments made under the construction contracts, which are linked to the U.S. Dollar and Euro. In the previous years the Company raised long term debt on international financial markets and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. Dollar and Euro.

     Interest Rate Risk
     ------------------

         The Company's income and operating cash flows are substantially independent of changes in market interest rates. The Company's policy is to maintain approximately all of its borrowings in fixed rate instruments. Interest rates of all categories of long term debt are fixed.

     Credit Risk
     -----------

         The Company has no significant concentrations of credit risk. Cash transactions are limited to high credit quality financial institutions.

     Liquidity Risk
     --------------

         Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, which is analysed on a regular basis, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

     FAIR VALUE ESTIMATION

         The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The net book value and fair value of long term fixed rate debt at December 31, 2001 was PLN 3,396,869 and PLN 585,960, respectively. The fair value of the long term debt was determined using market quotes at the balance sheet date. As at December 31, 2002 the fair value of long term debt was based on present value of future cash flows amounting to PLN 161,756 and was equal to its balance sheet value.

5.         CASH AND CASH EQUIVALENTS

                                      DECEMBER 31,           DECEMBER 31,
                                         2001                   2002
                                    -------------------    ------------------
                                         (PLN)                  (PLN)

     Cash at bank and in hand                486,946                86,870
     Short term deposits                           -                45,595
                                    ------------------    ------------------
                                             486,946               132,465
                                    ==================    ==================

         The short term deposits consist primarily of funds deposited with money market investment funds and asset management institutions, which are invested in various short term low risk debt instruments.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



 6.RESTRICTED INVESTMENTS, CASH AND CASH EQUIVALENTS

                                             DECEMBER 31,         DECEMBER 31,
                                                2001                 2002
                                           ----------------  ------------------
                                              (PLN)                (PLN)
     Current portion
     2000 Notes - Investment Account.......        47,500              54,866
     2002 Notes - Restricted Accounts......             -             199,345
                                           ----------------  ------------------
                                                   47,500             254,211
                                           ================  ==================

         In June 2000, the Company deposited EUR 52,400 (PLN 219,902 at the exchange rate in effect on that date) in an "Investment Account" with the trustee for its 2000 Notes. As of December 31, 2002, three payments of EUR 13,750 each have been made from this account. In June 2002 the Treasury Notes have been sold and the funds invested in cash deposits. These remaining funds are expected to be released for the Company upon completion of the 304 Section proceedings in the U.S. (see Note 2).

         On December 20, 2002 the Company established a restricted account as a temporary security for the 2002 Notes. As at December 31, 2002 cash deposited to this account amounted to PLN 63,256.

         On December 23, 2002, the Company entered into agreements on security assignment of rights to investment accounts as a temporary security for obligations of NH BV arising from the issue of the 2002 Notes. The value of these accounts amounted to PLN 136,089 as at December 31, 2002. On January 3, 2003 securities of PLN 80,265 have been transferred to an escrow account securing the 2002 Notes.

        On February 13, 2003 the redemption of 2002 Notes was approved by the Company's Supervisory Board, following the recommendation of the Management Board (see also Note 2).

7.         FIXED ASSETS AND NETWORK UNDER CONSTRUCTION


                                       DECEMBER 31,                                                                 DECEMBER 31,
     ASSETS AT ADJUSTED COST              2001              ADDITIONS          TRANSFERS         DISPOSALS             2002
                                     ------------------  ------------------   --------------  -----------------  -------------------
                                          (PLN)              (PLN)               (PLN)            (PLN)                (PLN)
     Buildings.......................          87,945                   -          (2,519)                  -               85,426
     Land............................          14,505               2,553                -                  -               17,058
     Long term ground lease..........           5,400                   6                -                  -                5,406
     Transmission network ...........       1,313,543                   -          171,929             (2,652)           1,482,820
     Switching system................         848,020                   -          132,977               (509)             980,488
     Base stations...................          12,448               1,450                -                  -               13,898
     Machinery and equipment.........         158,164              20,431           11,053             (1,859)             187,789
     Office furniture and equipment..         106,612               1,695               36               (133)             108,210
     Vehicles........................          19,520                   -                -             (4,181)              15,339
                                     ------------------  ------------------   --------------  -----------------  -------------------
                                            2,566,157              26,135          313,476             (9,334)           2,896,434
     Network under construction......         429,427             102,961         (313,476)           (19,223)             199,679
                                     ------------------  ------------------   --------------  -----------------
                                                                                                                 -------------------
                                            2,995,584             129,096                -            (28,567)           3,096,113
                                     ==================  ==================   ==============  =================  ===================

     ACCUMULATED DEPRECIATION          DECEMBER 31,         DEPRECIATION                                             DECEMBER 31,
                                          2001               EXPENSE           TRANSFERS        DISPOSALS               2002
                                     ------------------  ------------------  ---------------  -----------------  -------------------
                                         (PLN)                (PLN)             (PLN)            (PLN)                  (PLN)

     Buildings.......................           7,116               3,317             (134)                 -              10,299
     Long term ground lease..........             258                 103                -                  -                 361
     Transmission network............         170,052              98,162             (293)              (212)            267,709
     Switching system................         151,138              51,579           (1,221)               (38)            201,458
     Base stations...................          11,935               1,421                -                  -              13,356
     Machinery and equipment.........          27,825              14,455            1,648             (1,133)             42,795
     Office furniture and equipment..          44,046              22,654                -               (582)             66,118
     Vehicles........................          12,658               2,943                -             (3,293)             12,308
                                     ------------------  ------------------  ---------------  -----------------  ------------------
                                              425,028             194,634                -             (5,258)            614,404
                                     ==================  ==================  ===============  =================  ==================

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



     IMPAIRMENT CHARGE (SEE NOTE 10)                  DECEMBER 31,        IMPAIRMENT          DISPOSALS          DECEMBER 31,
                                                          2001              CHARGE                                   2002
                                                    ------------------  ----------------- -----------------   ------------------
                                                          (PLN)              (PLN)             (PLN)                (PLN)

     Transmission network....................                 97,024             89,594                  -              186,618
     Switching system .......................                      -             16,668                  -               16,668
     Office furniture and equipment..........                      -              8,116                  -                8,116
     Network under construction..............                 19,223             24,390            (19,223)              24,390
                                                    ------------------                     -----------------   ------------------
                                                                        -----------------
                                                             116,247            138,768            (19,223)             235,792
                                                    ==================  =================  =================   ==================

     NET BOOK VALUE                                                                         DECEMBER 31,        DECEMBER 31,
                                                                                                2001                2002
                                                                                          ------------------  ------------------
                                                                                                (PLN)               (PLN)
     Buildings ..............................                                                       80,829              75,127
     Land.....................................                                                      14,505              17,058
     Long term ground lease...................                                                       5,142               5,045
     Transmission network.....................                                                   1,046,467           1,028,493
     Switching system.........................                                                     696,882             762,362
     Base stations............................                                                         513                 542
     Machinery and equipment..................                                                     130,339             144,994
     Office furniture and equipment...........                                                      62,566              33,976
     Vehicles.................................                                                       6,862               3,031
                                                                                          ------------------  ------------------
                                                                                                 2,044,105           2,070,628
     Network under construction..............                                                      410,204             175,289
                                                                                          ------------------  ------------------
                                                                                                 2,454,309           2,245,917
                                                                                          ==================  ==================


         Overhead costs directly attributable to the acquisition or construction of assets amounting to PLN 35,516, PLN 30,109 and PLN 24,361 and financial costs of PLN 27,135, PLN 5,525 and PLN 8,002 were capitalized to network under construction during the years ended December 31, 2000, 2001 and 2002, respectively. The capitalization rate used to determine the amount of financial costs that were eligible for capitalization was based upon the Company's effective borrowing rates of 9.29%, 11.45% and 6.95% for the years ended December 31, 2000, 2001 and 2002, respectively.

8.         LICENSES

         Certain subsidiaries of the Company hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licenses issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of law on January 1, 2001 upon the NTA becoming effective. In addition, all operating subsidiaries of the Company that render basic telephone services applied to ORTP to broaden the scope of their permits. The applications were approved in August 2002 and all operating subsidiaries may currently provide all telecommunications services that may be rendered in a fixed-line network. Further, Telekom applied for a new permit under the NTA to render telecommunications services within the entire territory of Poland. Telekom obtained this permit in June 2002. Currently, each permit holder is required to provide public telecommunications services through its network.

         The domestic and international long distance traffic is carried through the network of Netia 1 Sp z o.o. ("Netia 1") in areas where Netia 1 has its own network. The terms of interconnection in each area of our presence were negotiated separately, subject to guidelines established by the Minister of Communications ("MOC") prior to 2001 and by the telecommunications market regulator in Poland - the President of ORTP. Based on the NTA since January 1, 2003, the Netia Group carries the international traffic through its network and through interconnection with the international networks of Telekomunikacja Polska S.A. ("TPSA") or other telecommunication operators.

         When the licenses obtained, among other companies of Netia Group, by Netia Telekom Silesia S.A. ("Silesia"), Netia Telekom Telmedia S.A. ("Telmedia"), Netia Telekom Mazowsze S.A. ("Mazowsze") and Netia 1 were issued, the MOC's policy for the development of telecommunications market in Poland envisaged the issuance of no more than one local license to an operator who would have the right to compete with Telekomunikacja Polska S.A. in such zone. An exception to this duopoly model was made in the city of Warsaw, where licenses were issued to two operators - among them Mazowsze. With respect to domestic long distance services, the MOC decided that three operators in addition to TP SA would hold licenses for these services. Accordingly, licenses for telecommunications services in Poland were issued for 15-year periods, and all business plans were planned under the assumption that such 15-year period would enable the operators to operate in a duopolous environment. License fees were established by the MOC and accepted by the Company in conjunction with the terms for which the licenses were issued, under the same assumption.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

         The nominal license fees obligations of PLN 323,507, including deferral fees of PLN 15,799, remained unpaid as at December 31, 2002. In connection with the conversion of licenses into permits as of January 1, 2001 and the freedom of entry into the Polish telecommunications market for new operators, the Company's subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company's remaining license fee obligations. As a result, the Ministry of Infrastructure (currently in charge of telecommunications) issued decisions to the majority of the Company's subsidiaries holding telecommunication permits, whereby it claimed that the license fee obligations are payable according to the terms of the pre-existing licenses. The Ministry of Infrastructure also issued decisions to companies in the Netia Group holding permits, whereby, effective as of June 28, 2002 it has postponed the license payments of EUR 32,943 (PLN 134,879 at the December 31, 2002 exchange rate) due on June 30, 2002 until December 31, 2002.

         In December 2002, a law entered into force in Poland regarding the conversion of the outstanding license fee obligations of local operators. This law provides for the cancellation of license fee obligations in exchange for telecommunication infrastructure capital expenditures or the conversion of license fee obligations in exchange for the shares or debt of companies, which have outstanding license fees in connection with licenses authorizing provisioning of local services. Based on this law, the Company has submitted applications for the cancellation of its outstanding license fee obligations based on capital expenditures it has already incurred (the "Applications"). The Applications are to be reviewed by the Polish Government and can only be rejected if the Ministry responsible for the matter does not recognize the investments already made as capital expenditures contributing to telecommunication market development. In case certain capital expenditures are rejected, the Company may have, according to the new regulations, up to four years to make new investments applicable for conversion. As of the date of these consolidated financial statements the Company is awaiting a response to the Applications. The Company is awaiting ultimate and formal resolution of the applications by the Polish Government before determining the applicable accounting for the license fee obligations. As a result of submitting the Applications the Company has not made the license fee payments of PLN 195,384 due on December 31, 2002. Furthermore, the Company has not made a payment of EUR 1,000 (PLN 4,094 at the exchange rate in effect on December 31, 2002) for its long distance license fee obligation due on January 31, 2002. On November 20, 2002 the Ministry of Infrastructure issued to Netia 1 a decision splitting Netia 1's license fee obligations due January 31, 2002 into two installments and deferring their payment until December 20 and December 30, 2002, respectively. On December 2, 2002, Netia 1 applied to the Ministry of Infrastructure for a second review of the Ministry's decision, in order to obtain a further deferral of both installments until June 30, 2003. The Ministry of Infrastructure's decision in this matter is still pending. On December 2, 2002, Netia 1 also applied for the deferral until June 30, 2003 of its license fee obligations due January 31, 2003. On February 6, 2003, Netia 1 received a decision from the Ministry of Infrastructure's rejecting its request. Netia 1 will apply for a second review of this decision. On the date of these financial statements however, all the aforementioned license fee obligations remain outstanding.

         The table below presents the movements of the assets recorded in relation to the value of licenses obtained.


     GROSS BOOK VALUE                                                DECEMBER 31,        EFFECT OF          DECEMBER 31,
                                                                         2001         PAYMENT DEFERRAL          2002
                                                                    ----------------  ------------------  ----------------
                                                                        (PLN)              (PLN)                  (PLN)
     Local telecommunication licenses/permits.....................         668,114               (321)            667,793
    Datacom and internet licenses/permits.........................           7,417                  -               7,417
     Domestic long distance licenses/permits......................         114,854                  -             114,854
                                                                    ----------------  ------------------   ----------------
                                                                           790,385               (321)            790,064
                                                                                      ==================   ================
                                                                    ================


                                                                      DECEMBER 31,        AMORTIZATION       DECEMBER 31,
     ACCUMULATED AMORTIZATION                                             2001               EXPENSE             2002
                                                                    ------------------   ----------------  ----------------
                                                                        (PLN)                 (PLN)                (PLN)

     Local telecommunication licenses/permits.....................            84,263             47,233           131,496
    Datacom and internet licenses/permits.........................               560                560             1,120
     Domestic long distance licenses/permits......................            10,413              7,859            18,272
                                                                    ------------------   ----------------  ----------------
                                                                              95,236             55,652           150,888
                                                                    ==================   ================  ================


                                                                                          DECEMBER 31,      DECEMBER 31,
     NET BOOK VALUE                                                                           2001              2002
                                                                                         ----------------  -----------------
                                                                                              (PLN)             (PLN)

     Local telecommunication licenses/permits.....................                              583,851            536,297
    Datacom and internet licenses/permits.........................                                6,857              6,297
     Domestic long distance licenses/permits......................                              104,441             96,582
                                                                                         ----------------  -----------------
                                                                                                695,149            639,176
                                                                                         ================  =================

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     LIABILITIES FOR LICENSES FEES AS AT DECEMBER 31, 2002


                                                                           LOCAL           DOMESTIC LONG
                                                                      TELECOMMU-NICATION      DISTANCE
                                                                      LICENSES/PERMITS    LICENSE/PERMITS          TOTAL
                                                                      ------------------  ------------------ ------------------
                                                                           (PLN)               (PLN)                  (PLN)
       Not later than 1 year .................................               211,182               8,189               219,371
       Later than 1 year and not later than 5 years...........                     -               8,189                 8,189
       Later than five years..................................               178,774                   -               178,774
                                                                      ------------------  ------------------  ------------------
     Nominal value of outstanding payments....................               389,956              16,378               406,334
       Future interest charges on license fee liabilities.....               (81,746)             (1,081)              (82,827)
                                                                      ------------------  ------------------  ------------------
     PRESENT VALUE OF LICENSE FEE LIABILITIES, OF WHICH:......               308,210              15,297               323,507
                                                                      ==================  ==================  ==================

     Short term license fee liabilities.......................               203,738               7,509               211,247
     Long term license fee liabilities........................               104,472               7,788               112,260
                                                                      ------------------  ------------------  ------------------
                                                                             308,210              15,297               323,507
                                                                      ==================  ==================  ==================

     LIABILITIES FOR LICENSES FEES AS AT DECEMBER 31, 2001

                                                                           LOCAL          DOMESTIC LONG           TOTAL
                                                                     TELECOMMU-NICATION      DISTANCE
                                                                     LICENSES/PERMITS    LICENSE/PERMITS
                                                                     ------------------  ------------------
                                                                                                             ------------------

(PLN) (PLN) (PLN)
       Not later than 1 year .................................               177,355               3,522               180,877
       Later than 1 year and not later than 5 years...........                     -              10,566                10,566
       Later than five years..................................               153,781                   -               153,781
                                                                     ------------------  ------------------  ------------------
     Nominal value of outstanding payments....................               331,136              14,088               345,224
       Future interest charges on license fee liabilities.....               (85,088)             (1,759)              (86,847)
                                                                     ------------------  ------------------  ------------------
     PRESENT VALUE OF LICENSE FEE LIABILITIES, OF WHICH:......               246,048              12,329               258,377
                                                                     ==================  ==================  ==================

     Short term license fee liabilities.......................               162,921               2,692               165,613
     Long term license fee liabilities........................                83,127               9,637                92,764
                                                                     ------------------  ------------------  ------------------
                                                                             246,048              12,329               258,377
                                                                     ==================  ==================  ==================

     LOCAL TELECOMMUNICATION PERMITS

         In March 1998, Silesia and Telmedia obtained five fixed-term licenses for the installation and operation of local telecommunication networks on a non-exclusive basis in specified areas of Poland. These licenses were converted into non-exclusive permits on January 1, 2001.

         In June 2000, Mazowsze obtained a license for the provision of telecommunication services within the city of Warsaw. Mazowsze's license, currently converted into a permit, is non-exclusive and valid for 15 years. The net present value of Mazowsze's license was EUR 98,700 (PLN 396,794 at the exchange rate at the date of December 31, 2002). Total additions to the value of the permit of PLN 428,057 also include PLN 12,144 of interest capitalized before the related network became operational. A portion of the license fee liability amounting to EUR 57,950 (PLN 225,275 at the exchange rate at the date of the payment) was paid during 2000.

     DOMESTIC LONG DISTANCE PERMIT

         In May 2000, Netia 1 was granted a domestic long distance license. The license, currently converted into a permit, covers the entire territory of Poland and enables Netia 1 to provide inter-city telecommunication services. The net present value of the license was EUR 28,574 (PLN 114,873 at the exchange rate at the date of December 31, 2002). Total additions to the value of permits of PLN 114,854 also include PLN 605 of interest capitalized before the related network became operational. A portion of the license fee liability amounting to EUR 22,997 (PLN 93,999 at the exchange rate at the date of the payment) was paid by May 25, 2000. A portion of the license fee liability amounting to EUR 1,000 (PLN 3,998 at the exchange rate at the date of the payment) was paid on January 31, 2001.

     DATACOM AND INTERNET LICENSES

         In April 1999, Netia Network S.A., a wholly owned subsidiary of the Company, obtained a data communications license covering the entire territory of Poland. The cost of the license was EUR 872 (PLN 3,767 at the exchange rate on the date of the grant) and was paid for during the year. Additionally, costs directly attributable to preparing the licenses for its intended use of PLN 3,650 were capitalized to the value of license during the year ended December 31, 2000.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


         In July 1999, Telekom obtained an internet provider license for a nominal fee, covering the entire territory of Poland.

         When the NTA became effective the license of Netia Network and Telekom expired, as under the NTA data transmission and internet access provisioning do not require licenses or permits.

     LICENSE REQUIREMENTS

         The terms of licenses issued to the Company's subsidiaries prior to January 1, 2001, required them to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At December 31, 2002 and for almost all prior periods, the Company's subsidiaries did not meet these milestones for any of their licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against the companies which failed to meet capacity milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken.

         On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company's telephone licenses were converted into permits. The confirmation of the terms of these permits had to be made in the course of an administrative process before the President of the ORTP. The Company's subsidiaries that hold permits (converted from the old licenses) have applied to ORTP for confirmation of their terms in April and May 2001. All of the Company's subsidiaries had received letters from the ORTP in March and August 2002, whereby it refused to confirm that certain conditions of the existing licenses have expired upon the conversion of those licenses into permits. The President's of the ORTP position is that the terms of the licenses, their territorial scopes, specific conditions for the performance of services and requirements regarding changes in shareholding, remain applicable to the permits into which the licenses have converted. In his explanation, the President of the ORTP stated that the only conditions of the previously existing licenses that have expired are those that would lead to a violation of an explicit obligation or prohibition contained in the NTA. The ORTP also stated in its decision that none of the conditions contained in the previously existing licenses fulfils this criterion. However, management has appealed the ruling with the President of the ORTP and has appealed the ruling with the Supreme Administrative Court. There can be no assurance that such decisions will not be upheld. As a result, new permits may incorporate burdensome requirements, and assurance cannot be given that the regulatory authorities will not take action against the Company based on failure to meet these requirements. The new law regulating the conversion of the license fee obligations, enacted in December 2002, does not refer to the license requirements (other than financial obligations). Management of the Company does not believe that this matter will have a material adverse effect on the Company's financial condition and operations.

9.         COMPUTER SOFTWARE COSTS


                                    DECEMBER 31,                                            AMORTIZATION         DECEMBER 31,
                                        2001            INCREASE          TRANSFERS           EXPENSE                2002
                                  ------------------  -----------------  ----------------  ------------------  --------------------
                                      (PLN)               (PLN)             (PLN)              (PLN)                 (PLN)
   ASSETS AT ADJUSTED COST.......
     Gross book value............           96,347                  -            32,662                   -               129,009
     Capital work in progress....           12,163             48,135           (32,662)                  -                27,636
                                  ------------------  -----------------  ----------------  ------------------  --------------------
                                           108,510             48,135                 -                   -               156,645
   Accumulated amortization......          (25,566)                 -                 -             (18,394)              (43,960)
                                                      -----------------  ----------------  ------------------
                                  ------------------                                                           --------------------
   NET BOOK VALUE                           82,944             48,135                 -             (18,394)              112,685
                                  ==================  =================  ================  ==================  ====================


10.        IMPAIRMENT OF ASSETS

        During the years ended December 31, 2002 and 2001, the Company has recorded a charge for the impairment of assets included in the telecommunications segment to reflect a decrease of their recoverable amount by PLN 149,353 and PLN 116,247, respectively. The impairment charge recognized during the year ended December 31, 2002 related to 27,350 (not in thousands) telephone lines, 100,975 (not in thousands) ports, which were built in areas subsequently considered as unprofitable at total net book value of PLN 106,263, additional network construction in progress of PLN 29,755 (including unrecoverable VAT of PLN 5,365), completion of which was also considered unprofitable as well as computer equipment of PLN 8,116 and other assets amounting to PLN 5,219. The amount for impairment of assets recorded in 2001 included PLN 97,024 related to 70,200 (not in thousands) telephone lines, which were built in areas subsequently considered as unprofitable and additional network construction in progress of PLN 19,223, completion of which was also considered unprofitable. On the basis of management estimates, the recoverable amounts being the net selling price of these assets were determined to be zero. As a result of those impairment charges, the carrying value of these specific assets is nil.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

11.         ACCRUALS AND OTHER

                                                                                         DECEMBER 31,         DECEMBER 31,
                                                                                             2001                 2002
                                                                                       ------------------  --------------------
                                                                                             (PLN)                (PLN)

     Accrued interest on notes ......................................................            93,051                   468
     Construction costs..............................................................            32,879                10,425
     Costs of issuance of shares and notes...........................................                 -                25,876
     Government payables.............................................................            10,539                13,244
     Interconnection charges.........................................................             5,040                 5,870
     Holiday accrual.................................................................             5,701                 4,803
     Employees bonuses...............................................................             3,000                15,361
     Other...........................................................................            13,351                 9,758
                                                                                       ------------------  --------------------
                                                                                                163,561                85,805
                                                                                       ==================  ====================

12.         LONG TERM DEBT

                                                                                         DECEMBER 31,         DECEMBER 31,
                                                                                             2001                 2002
                                                                                       ------------------  --------------------
                                                                                             (PLN)                (PLN)

     101/4% Senior Notes due 2007 ("1997 Dollar Notes")...........................              797,260                     -
     111/4% Senior Dollar Discount Notes due 2007 ("1997 Dollar Discount Notes")..              771,549                     -
     11% Senior DM Discount Notes due 2007 ("1997 DM Discount Notes").............              372,860                     -
     131/8% Senior Notes due 2009 ("1999 Dollar Notes")...........................              398,630                     -
     131/2% Senior Notes due 2009 ("1999 Euro Notes").............................              352,190                     -
     133/4% Senior Notes due 2010 ("2000 Notes")..................................              704,380                     -
     10% Senior Notes due 2008 ("2002 Notes") ....................................                    -               161,756
                                                                                       ------------------  --------------------
                                                                                              3,396,869               161,756
                                                                                       ==================  ====================

         Interest rates of all categories of long term debt outstanding as at December 31, 2001 and 2002 are fixed.

         The amortized cost of the outstanding debt as at December 31, 2001 was PLN 3,284,822, however due to the defaults described below, the difference between the amortized cost and the nominal value of the debt of PLN 112,047 was charged to the statement of operations. Furthermore, due to the default on Notes the outstanding debt was reclassified to current liabilities.

     LONG TERM DEBT REPAYMENT SCHEDULE

                                                                                           DECEMBER 31,           DECEMBER 31,
                                                                                               2001                   2002
                                                                                       ----------------------  --------------------
                                                                                               (PLN)                  (PLN)

     Due in 2002..................................................................            3,396,869                     -
     Due in 2003..................................................................                    -                     -
     Due in 2004..................................................................                    -                     -
     Due in 2005..................................................................                    -                     -
     Due in 2006..................................................................                    -                     -
     Due in 2007 and thereafter...................................................                    -               161,756
                                                                                       ----------------------  --------------------
                                                                                              3,396,869               161,756
                                                                                       ======================  ====================

     The weighted average effective interest rates at the balance sheet date were as follows:

                                                                                           DECEMBER 31,           DECEMBER 31,
                                                                                               2001                   2002
                                                                                       ----------------------  --------------------

     1997 Dollar Notes.................................................                          10.250%                    -
     1997 Dollar Discount Notes........................................                          11.250%                    -
     1997 DM Discount Notes............................................                          11.000%                    -
     1999 Dollar Notes.................................................                          13.125%                    -
     1999 Euro Notes...................................................                          13.500%                    -
     2000 Notes........................................................                          13.750%                    -
     2002 Notes........................................................                               -                 11.02%


                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     THE 1997 NOTES, 1999 NOTES AND 2000 NOTES

         In November 1997, NH BV issued USD 200,000 aggregate principal amount of the 1997 Dollar Notes, USD 193,550 aggregate principal amount at maturity of the 1997 Dollar Discount Notes and DM 207,062 aggregate principal amount at maturity of the 1997 DM Discount Notes (collectively the "1997 Notes"). The 1997 Notes were fully and unconditionally guaranteed by the Company. The 1997 Notes were originally to mature on November 1, 2007.

         On June 3, 1999 NH II BV issued EUR 100,000 aggregate principal amount of the 1999 Euro Notes and USD 100,000 aggregate principal amount of the 1999 Dollar Notes (collectively referred to as the "1999 Notes"). The 1999 Notes were fully and unconditionally guaranteed by the Company. The 1999 Notes were originally to mature on June 15, 2009.

         On June 2, 2000, NH II BV issued EUR 200,000 aggregate principal amount of the 2000 Notes. The 2000 Notes were fully and unconditionally guaranteed by the Company. The 2000 Notes were originally to mature on June 15, 2010.

         As a result of the Dutch moratorium proceedings (see Note 2) the liabilities of the Dutch special-purpose finance subsidiaries towards their noteholders resulting from the 1997 Notes, 1999 Notes and 2000 Notes (including interest accrued until July 12, 2002, the day when the Dutch proceedings were opened) amounting to USD 536,980 (PLN 2,137,825 at the exchange rate in effect on November 6, 2002, the day the Dutch proceedings were approved by the court) and EUR 444,167 (PLN 1,761,790 at the exchange rate in effect on November 6, 2002) have become unenforceable.

         The guarantees granted by Netia Holdings in relation to the 1997 Notes, 1999 Notes and 2000 Notes have been subject to a separate reduction under the Polish arrangement proceedings of Netia Holdings. Part of the reduced value of guarantees in the form of installment obligations were used for the settlement of the purchase price for the series H shares (see also Note 2 and 13).

     CROSS-CURRENCY SWAPS

         On December 14, 2001, Telekom cancelled the swap transactions entered into with Merrill Lynch International ("Merrill Lynch") in March 2001. Conditions of the canceling included the forfeiture of the deposit account of USD 2,630 (PLN 10,492 at the exchange rate in effect on December 17, 2001) to Merrill Lynch and a payment of USD 3,000 (PLN 11,968 at the exchange rate in effect on December 17, 2001) on the day of canceling plus twelve installments of USD 710 (PLN 2,830 at the exchange rate in effect on December 31, 2001) payable in arrears starting from either July 1, 2002 or the date on which a new financing is secured by the Company. The outstanding liability towards Merrill Lynch was reduced to 8.7% of their nominal value in the arrangement proceeding of Telekom and is to be repaid between 2007 and 2012. Furthermore, liabilities connected with these swap transactions were guaranteed by Netia Holdings and became subject to a separate reduction to 8.7% of their nominal value in the arrangement proceedings of Netia Holdings with the reduced amount repayable in installments between 2007 and 2012.

         As a consequence of failure to make a coupon payment under the 1999 Notes on December 15, 2001 the Company also did not make a related payment of PLN 70,640 due on December 17, 2001 pursuant to its cross-currency swap agreement with JP Morgan. Consequently, on December 21, 2001, an event of default occurred under the cross-currency swap agreement between NH III BVand JP Morgan.

         On January 11, 2002, NH III BV cancelled all swap transactions entered into with JP Morgan in July 2000 and January 2001. Conditions of canceling included a payment of USD 7,185 (PLN 29,279 at the exchange rate in effect on January 11, 2002) being 15% of the mark-to-market value on that day. The remaining portion of the Company's liability toward JP Morgan was to be settled on terms comparable to terms, which might have been agreed with the holders of the Notes issued by the Company provided that an agreement with the bondholders was reached on or before March 20, 2002 or such settlement was made on or before March 21, 2002. Effects of the cancellation were fully recognized in the statement of operations for the year ended December 31, 2001. The outstanding liability towards JPMorgan has become unenforceable in the Dutch moratorium proceedings. Furthermore, liabilities connected with these swap transactions were guaranteed by Netia Holdings and became subject to a separate reduction to 8.7% of their nominal value in the arrangement proceedings of Netia Holdings. Due to the fact that JPMorgan has exchanged this reduced guarantee as settlement for series H shares the guarantees granted collectively by Telekom and South to JPMorgan have expired.

     THE 2002 NOTES

         On December 23, 2002, NH BV issued EUR 49,869 (PLN 198,758 at the exchange rate in effect on December 23, 2002) aggregate principal amount of the 2002 Notes to consenting holders of existing notes and financial creditors in exchange for relinquishing their claims under existing notes and swap obligations. The 2002 Notes are fully and unconditionally guaranteed by the Company. The 2002 Notes mature on December 23, 2008. The Company may redeem the 2002 Notes without penalty at par value plus accrued and unpaid interest from the date of issuance. The 2002 Notes bear interest at 10% per annum. Interest is payable in six-month installments beginning on June 23, 2003. At the Company's option, the first four interest payments may be paid in kind by capitalizing such interest at a rate of 12% per annum and issuance of additional notes for principal amount equal to such capitalized interest. Interest expense during the year ended December 31,

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

     2002 was EUR 114 (PLN 460 at the exchange rate in effect on that date). The cost of issuance of the 2002 Notes amounted to PLN 42,550 and will be charged to the statements of operations through the maturity of the 2002 Notes. The charge for the year ended December 31, 2002 amounted to PLN 127.

        On February 13, 2003 the redemption of the 2002 Notes was approved by the Company's Supervisory Board, following the recommendation of the Management Board (see also Note 2).

13.        INSTALLMENT OBLIGATIONS

           The outstanding installment obligations comprise those claims reduced in the Polish arrangement proceedings (including guarantees given by Netia Holdings to the holders of 1997 Notes, 1999 Notes and 2000 Notes and to swap counterparties), which were not exchanged into series H shares during the restructuring process (see Note 2). These obligations are payable at their nominal reduced values between 2007 and 2012 and bear no interest. The installment obligations are recorded on the balance sheet at the present value of the future payment obligations.

14.        FINANCIAL INSTRUMENTS

     SHAREHOLDERS' EQUITY - HEDGING RESERVE

         On the adoption of IAS 39 at January 1, 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values. The fair values at that date were recorded in a separate category of equity - hedging reserve as shown below. Hedge transactions entered into during the year ended December 31, 2001 were also designated as cash flow hedges and their fair values were recorded in hedging reserve in accordance with IAS 39.



     CROSS-CURRENCY SWAP TRANSACTIONS

     MOVEMENTS OF HEDGE RELATED LIABILITY                  J.P. MORGAN CHASE BANK               MERRILL LYNCH
                                                    ---------------------------------------   -------------------
     Date of transaction                                JULY 2000          JANUARY 2001          MARCH 2001             TOTAL
                                                    --------------------  -----------------   -------------------  -----------------
                                                           (PLN)              (PLN)               (PLN)                  (PLN)

     NET LIABILITY AS AT JANUARY 1, 2001...........             29,575                  -                     -             29,575
     Loss on mark-to-market value..................             70,170            109,631                69,412            249,213
     Additional coupon payments....................            (28,588)                 -                     -            (28,588)
     Loss / (Gain) on cancellation.................              3,997              6,159               (12,989)            (2,833)
     Payments on cancellation......................                  -                  -               (22,460)           (22,460)
                                                    --------------------  -----------------   -------------------  -----------------
     NET LIABILITY AS AT DECEMBER 31, 2001.........             75,154            115,790                33,963            224,907
     Payments on cancellation......................            (11,524)           (17,755)                     -           (29,279)
     Foreign exchange gains .......................                169                260                   395                824
     Reduction in the Polish arrangement
          proceedings..............................                  -                  -               (31,369)           (31,369)
     Reduction in the Dutch composition proceedings            (63,799)           (98,295)                    -           (162,094)
                                                    --------------------  -----------------   -------------------  -----------------
     NET LIABILITY AS AT DECEMBER 31, 2002.........                  -                  -                 2,989              2,989
                                                    ====================  =================   ===================  =================

         The remaining nominal amount of PLN 2,989 of the hedge related liability towards Merrill Lynch is included in the value of installment obligations recorded at the present value of future obligations (see Note
     13).

15.        CORPORATE INCOME TAX

                                                                                          YEAR ENDED
                                                              ---------------------------------------------------------------------
                                                                  DECEMBER 31,             DECEMBER 31,           DECEMBER 31,
                                                                      2000                     2001                   2002
                                                              ----------------------   ----------------------  --------------------
                                                                      (PLN)                  (PLN)                    (PLN)

     Provision for income taxes:
     Current.................................................                2,514                    5,424                 1,903
     Deferred................................................                    -                        -                     -
                                                              ----------------------   ----------------------  --------------------
     INCOME TAX CHARGE.......................................                2,514                    5,424                 1,903
                                                              ======================   ======================  ====================


                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                             YEAR ENDED
                                                                 -------------------------------------------------------------------
                                                                     DECEMBER 31,           DECEMBER 31,           DECEMBER 31,
                                                                         2000                   2001                   2002
                                                                 ---------------------- ----------------------  --------------------
                                                                         (PLN)                 (PLN)                    (PLN)

     Tax benefit at Polish Statutory tax rate................                 106,665                320,769               190,506
     Increase / (decrease) in tax benefits:..................
       Tax loss carry forward not expected to be utilized....                 (76,433)               (58,185)              (82,134)
       Non taxable / (deductible) items......................                 (41,348)              (268,008)             (110,275)
     Effect of enacted future rate changes on deferred taxation                 8,602                      -                     -
                                                                 ---------------------- ----------------------  --------------------
     EFFECTIVE TAX CHARGE....................................                  (2,514)                (5,424)               (1,903)
                                                                 ====================== ======================  ====================

     The deferred tax assets/(liabilities) are composed of the following:
                                                                                            DECEMBER 31,           DECEMBER 31,
                                                                                                2001                   2002
                                                                                        ----------------------  --------------------
                                                                                                   (PLN)                  (PLN)
     Deferred tax asset
     Interest and foreign exchange differences........................................                     -                 5,386
     Accruals.........................................................................                62,974                   468
     Depreciation and amortization....................................................                15,442                     -
     Tax loss carry forwards..........................................................               294,740               293,372
                                                                                        ----------------------  --------------------
                                                                                                     373,156               299,226
                                                                                        ----------------------  --------------------
     Deferred tax liability
     Depreciation and amortization....................................................                     -                (5,891)
     Interest and foreign exchange differences........................................               (47,878)                    -
     Prepayments......................................................................                (3,768)                    -
                                                                                        ----------------------  --------------------
                                                                                                     (51,646)               (5,891)
                                                                                        ----------------------  --------------------

     Net deferred tax asset...........................................................               321,510               293,335
     Valuation allowance..............................................................              (321,510)             (293,335)
                                                                                        ----------------------  --------------------
     NET DEFERRED TAX ASSET/(LIABILITY) ..............................................                     -                     -
                                                                                        ======================  ====================


         The valuation allowance relates to deferred tax assets, which are expected to expire before they are available for uses.

         The corporate income tax rate in Poland for 2000, 2001 and 2002 was 28%.

         The Polish tax system has restrictive provisions for grouping of tax losses for multiple legal entities under common control, such as those of the Company. Thus, each of the Company's subsidiaries may only utilize its own tax losses to offset taxable income in subsequent years. Losses not used cannot be carried forward to subsequent years. Losses are not indexed to inflation. Deferred tax assets related to these losses have been reserved for. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum.

         The net non-deductible items of PLN 41,348, PLN 268,008 and PLN 110,275 for the years ended December 31, 2000, 2001 and 2002, respectively, primarily relate to unrealized foreign exchange gains and losses, accrued interest and impairment provisions.

         In 2002, the Company and some of its subsidiaries have been subject to an audit by the tax authorities in respect of the corporate income tax, value added tax, stamp duties and property taxes relating to selected periods in 1999 and 2000. As a result of those tax audits, the tax authorities assessed total additional tax and penalties amounting to PLN
     3.8 million, which were paid by the Company. There is no procedure for final agreement of tax assessments in Poland. The tax and fiscal authorities may examine the accounting records up to five years after the end of the year to which they relate. Consequently, the Company may be subject to additional tax liabilities, which might arise as a result of additional tax audits. However, management is not aware of any significant unaccrued potential tax liabilities, which might arise in these circumstances.

         As at December 31, 2002, based on returns filed or expected returns, the Company and its subsidiaries have available the following income tax loss carry forwards for income tax reporting purposes (in nominal amounts):

     AVAILABLE FOR USE IN:



                                   2003             2004             2005              2006              2007             TOTAL
                               -------------    --------------    -------------     -------------    --------------    -------------
                                  (PLN)             (PLN)            (PLN)             (PLN)             (PLN)             (PLN)
Netia Holdings S.A.                 94,688            94,688           79,201            62,906             3,441          334,924
                               =============    ==============    =============     =============    ==============    =============


                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



     AVAILABLE FOR USE IN:


                                  2003              2004             2005              2006              2007             TOTAL
                               -------------    --------------    -------------     -------------    --------------    -------------
                                  (PLN)            (PLN)             (PLN)            (PLN)             (PLN)             (PLN)

    Subsidiaries                   266,210           266,210          150,059            58,737            10,458          751,674
                               =============    ==============    =============     =============    ==============    =============


16.        SHAREHOLDERS' EQUITY

     SHAREHOLDERS' RIGHTS (NOT IN THOUSANDS)

         Until December 31, 2002 the Company's share capital consisted of 31,418,172 ordinary shares and of 1,000 of series A1 preferred shares. Each ordinary share had one vote at shareholders' meetings. The holder of 1,000 series A1 preferred shares had the right to nominate one member of the Supervisory Board. The Management Board was elected by the majority of votes of the Supervisory Board.

        On December 23, 2002 the subscription of series H ordinary shares and issuance new notes was completed and as described in Note 2, 312,626,040 series H shares at PLN 1.00 par value were subscribed for by the Company's creditors in accordance with the agreed terms of restructuring. The issuance price of the new shares was PLN 1.0826241. The terms and conditions of ordinary H shares are identical to terms and conditions of the Company's existing ordinary shares. The issuance costs of PLN 72,457 have been recorded as a deduction from share premium up to the amount of excess of share price over the nominal value of shares and the remaining amount was deducted from other reserves. The series H shares were registered by the Register Court on January 30, 2003.

     SHARE CAPITAL, SHARE PREMIUM AND TREASURY SHARES

                                              NUMBER OF
                                               SHARES
                                             AUTHORIZED
                                             AND ISSUED
                                             (NOT IN           SHARE         SHARE         OTHER         TREASURY
                                             THOUSANDS)        CAPITAL      PREMIUM       RESERVES        SHARES         TOTAL
                                            ---------------  ------------  ------------- --------------  ------------  ------------
                                                                (PLN)         (PLN)         (PLN)         (PLN)           (PLN)

     AT DECEMBER 31, 2000...................   31,419,172       203,285      1,713,865              -        (3,611)    1,913,539
                                            ---------------  ------------  ------------- --------------  ------------  ------------

     AT DECEMBER 31, 2001...................   31,419,172       203,285      1,713,865              -        (3,611)    1,913,539
                                            ---------------  ------------  ------------- --------------  ------------  ------------

     Reduction of debt......................            -             -              -      3,553,712             -     3,553,712
     Subscription for shares, ..............            -             -              -        338,457             -       338,457
     Costs of share issuance ...............                                                  (72,457)                    (72,457)
     Exchange of shares with minority
       shareholder (see Note 17)............            -             -              -              -           799           799

                                            ---------------  ------------  ------------- --------------  ------------  ------------
     AT DECEMBER 31, 2002 ..................   31,419,172       203,285      1,713,865      3,819,712          2,812    5,734,050
                                            ===============  ============  ============= ==============  ============  ============


        Major shareholders of the Company's common shares are as follows (**):

                                                                   DECEMBER 31, 2001                 DECEMBER 31, 2002 (**)
                                                            ----------------------------------  ----------------------------------
                                                                  NO. OF       % OF SHARE           NO. OF       % OF SHARE
                                                                  SHARES         CAPITAL            SHARES         CAPITAL



     Telia                                                       14,901,355            47.43         14,901,355            47.43
     Warburg Pincus                                               2,923,685             9.31          2,923,685             9.31
     The Bank of New York (*)                                     2,242,894             7.14          1,958,170             6.23
     Shares held by public and other shareholders                11,351,238            36.12         11,635,952            37.03
                                                            ----------------------------------  ----------------------------------
                                                                 31,419,172           100.00         31,419,172           100.00
                                                            ==================================  ==================================


         (*) The Bank of New York is the depositary for ordinary shares that are traded on NASDAQ in the form of ADSs.

         (**) Information presented above does not reflect the changes in shareholders' structure as the registration of new series H shares took place after December 31, 2002. After the registration of series H shares, which took place on January 30, 2003 the noteholders and certain financial creditors hold shares representing 91% of the Company's share capital without taking into account shares to be issued upon exercise of the warrants to be issued in connection with restructuring and shares to be issued under the key employee stock option plan (see also Note 26).

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     STOCK OPTIONS (NUMBER OF SHARES NOT IN THOUSANDS)

         Movements in the number of share options outstanding are as follows:


     OPTIONS                                                                        DECEMBER 31, 2001      DECEMBER 31, 2002
                                                                                    --------------------  ---------------------

     At beginning of year........................................                              800,573              1,069,692
     Granted.....................................................                              335,832                111,000
     Forfeited/ expired..........................................                              (66,713)              (179,180)
                                                                                    --------------------  ---------------------
     At end of year..............................................                            1,069,692              1,001,512
                                                                                    ====================  =====================

         During the year ended December 31, 2002, the Company granted 111,000 options to purchase ordinary shares of the Company at exercise prices ranging from USD 27.72 to USD 33.12 per share, under the Netia Performance
    Stock Option Plan (the "Plan"). No options were exercised during the year ended December 31, 2002. 179,180 options expired during the year ended
    December 31, 2002. The total number of outstanding granted options as at December 31, 2002 was 1,001,512. The vesting period for the options ranges from the date of grant to two years from the date of grant or upon achieving certain specified conditions. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company's shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company's shares established in accordance with the Plan and the strike price is multiplied by the number of the exercised options and later divided by the trading price of the Company's shares. As of December 31, 2002 and December 31, 2001 the total number of vested options was 865,512 and 743,860, respectively.

         Share options outstanding at the end of the year have the following terms:

                             EXPIRY DATE                  EXERCISE PRICE            DECEMBER 31, 2001     DECEMBER 31, 2002
                                                                                   ---------------------  --------------------

                             2002                              12.38-27.60                     179,180                     -
                             2003                              15.75-27.72                     487,680               487,680
                             2004                              12.87-33.12                     365,332               476,332
                             2005                                    19.25                      37,500                37,500
                                                                                   ---------------------  --------------------
                                                                                             1,069,692             1,001,512
                                                                                   =====================  ====================

17.          MINORITY INTEREST

                                                                                       DECEMBER 31,           DECEMBER 31,
                                                                                           2001                   2002
                                                                                   ----------------------  --------------------
                                                                                           (PLN)                  (PLN)

     At beginning of the year......................................................              82,310                25,607
     Acquisition of shares of Netia 1..............................................             (54,894)                 (799)
     Share of net loss of subsidiaries.............................................              (1,809)               (7,309)
                                                                                   ----------------------  --------------------
     At end of the year............................................................              25,607                17,499
                                                                                   ======================  ====================


         In accordance with the provisions of NTA, which abolished the foreign ownership restrictions on telecommunications operators in Poland, the Company announced that it would acquire the interest of the other participants in Netia 1 consortium for cash or the Company's shares in accordance with provisions of the consortium agreement, after which the Company will own 100% of Netia 1. In January 2001, pursuant to pre-existing contractual obligations, the Company paid USD 14,447 (PLN 59,193) for 548,944 shares of Netia 1, which constituted 44% of its share capital, of which PLN 4,299 was recognized as goodwill arising on the transaction. After having executed this transaction the Company owned 82% of Netia 1. In 2002, 7% of Netia 1 share capital was exchanged for 133,233 shares of the Company. The Company currently holds, in the aggregate, approximately 89% of Netia 1's share capital.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


18.  SIGNIFICANT SUBSIDIARIES OF THE COMPANY

         The consolidated financial statements include the accounts of the Company's directly or indirectly held subsidiaries:

                                                                                          OWNERSHIP PERCENTAGE
                                                                    ----------------------------------------------------------------
     SUBSIDIARY                                                        DECEMBER 31,           DECEMBER 31,            DECEMBER 31,
                                                                           2000                   2001                    2002
                                                                    ---------------------  --------------------    -----------------
     Subsidiaries held directly:
     Netia Telekom S.A. .........................................                   100               100                     100
     Netia South Sp. z o.o. .....................................                   100               100                     100
     Netia 1 Sp. z o.o...........................................                    38                82                      89
     Uni-Net Sp. z o.o...........................................                    58                58                      58
     Netia Holdings B.V. (the Netherlands).......................                   100               100                     100
     Netia Holdings II B.V. (the Netherlands)....................                   100               100                     100
     Netia Holdings III B.V. (the Netherlands) ..................                     -               100                     100

     Subsidiaries held indirectly:
     Netia Telekom Swidnik S.A...................................                    97                97                     100
     Netia Telekom Lublin S.A....................................                    92                92                      98
     Netia Telekom Ostrowiec S.A.................................                    99               100                     100
     Netia Telekom Mazowsze S.A..................................                   100               100                     100
     Netia Telekom Warszawa S.A..................................                   100               100                     100
     Netia Telekom Modlin S.A....................................                    93               100                     100
     Netia Telekom Kalisz S.A....................................                    97                97                      97
     Netia Telekom Torun S.A.....................................                    96                96                      98
     Netia Telekom Wloclawek S.A.................................                   100               100                     100
     Netia Telekom Pila Sp. z o.o................................                    99                99                      99
     Netia Network S.A...........................................                    49               100                     100
     Optimus Inwest S.A..........................................                   100               100                     100
     Netia Telekom Telmedia S.A..................................                   100               100                     100
     Netia Telekom Silesia S.A...................................                    98                99                      99
     Internetia Telekom Sp. z o.o. (held directly until May 2000,
     merged with Netia Telekom in March 2002)                                       100               100                       -
    Top-Net Sp. z o.o. (owned by Internetia Telekom Sp. z o.o.
      until October 2001, merged with Netia Telekom in March 2002)                  100               100                       -

          All subsidiaries are incorporated in Poland unless noted.

          During the year ended December 31, 2001, the Company purchased from minority shareholders shares in Netia Telekom Ostrowiec S.A. and Netia
    Network S.A, increasing its ownership to 100% in both subsidiaries.

          For changes of ownership structure of Netia 1 in the years ended
December 31, 2002 and 2001, see Note 17.

          Other changes in shares held in operating subsidiaries during the year ended December 31, 2002, relate to purchases by the Company of small number of shares from the minority shareholders.

19.        OTHER OPERATING EXPENSES

                                                                                             YEAR ENDED
                                                                --------------------------------------------------------------------
                                                                    DECEMBER 31,             DECEMBER 31,           DECEMBER 31,
                                                                        2000                     2001                   2002
                                                                ----------------------   ----------------------  -------------------
                                                                        (PLN)                   (PLN)                   (PLN)

     Legal and financial services............................                 45,945                   59,162                69,718
     Cost of rented lines....................................                 30,756                   48,087                43,723
     Sales and marketing expenses............................                 29,754                   18,524                20,793
     Allowance for debtors subject to court settlements......                      -                   16,974                     -
     Bad debt expense........................................                 13,016                   16,485                10,641
     Office and car maintenance..............................                 10,474                   14,206                17,002
     Information technology services.........................                  6,281                   11,229                14,614
     Mailing services........................................                  3,625                    5,694                 6,025
     Travel and accommodation................................                  7,385                    5,008                 4,290
     Materials and energy....................................                  7,432                    8,063                 8,033
     Other operating costs...................................                 13,205                   19,177                 7,777
                                                                ----------------------   ----------------------  -------------------
                                                                             167,873                  222,609               202,616
                                                                ======================   ======================  ===================

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


         The average number of persons employed by the Company was 1,418, 1,576 and 1,413, during the years ended December 31, 2000, 2001 and 2002, respectively.

20.        FINANCIAL EXPENSE, NET

                                                                                             YEAR ENDED
                                                               ---------------------------------------------------------------------
                                                                   DECEMBER 31,             DECEMBER 31,           DECEMBER 31,
                                                                       2000                     2001                   2002
                                                               ----------------------   ----------------------  --------------------
                                                                       (PLN)                   (PLN)                     (PLN)
     Interest income..........................................               80,784                   36,025                14,804
     Foreign exchange gains...................................              193,305                  224,103                30,892
     Interest expense.........................................             (380,928)                (421,874)             (244,505)
     Foreign exchange losses..................................              (74,965)                 (68,273)             (218,634)
     Amortization of notes issuance costs ....................              (12,932)                       -                  (127)
     Write off of loan origination fees ......................               (3,945)                       -                     -
                                                               ----------------------   ----------------------  --------------------
                                                                           (198,681)                (230,019)             (417,570)
                                                               ======================   ======================  ====================

         In the year ended December 31, 2002 the interest on the 1997 Notes, 1999 Notes and 2000 Notes was charged until the day the Dutch moratorium proceedings were opened, i.e. July 12, 2002.

21.        LOSS PER SHARE

         Loss per share has been calculated based on the net loss for each period divided by the weighted average number of shares in issue during the year.

                                                                                             YEAR ENDED
                                                               ---------------------------------------------------------------------
                                                                   DECEMBER 31,             DECEMBER 31,           DECEMBER 31,
                                                                       2000                     2001                   2002
                                                               ----------------------   ----------------------  --------------------


     Net loss................................................              (418,931)              (1,149,217)             (674,972)
     Weighted average number of shares in issue (not in
       thousands) ...........................................            28,728,709               30,817,291            37,730,692
     Basic loss per share (not in thousands).................               (12.60)                   (37.29)               (17.89)


         Weighted average number of shares in issue for the year ended December 31, 2002 includes 312,626,040 (not in thousand) series H shares issued on December 23, 2002 and registered by the Polish Court on January 30, 2003 (see also Note 26).

         No diluted losses per share were computed in the years ended December 31, 2000, 2001 and 2002, as the effect of the Netia Performance Stock Option Plan and options granted to Galopus Co. Ltd. ("Galopus") and Telia were anti-dilutive during these periods, if applicable.

         Weighted average number of shares in issue (not in thousands) excludes 601,881, 601,881 and 468,648 treasury shares as at December 31, 2000, 2001 and 2002, respectively.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


22.   SEGMENTAL REPORTING

         The following tables contain segment information for the Company's telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).

                                                                                           YEAR ENDED
                                                                   -------------------------------------------------------------
                                                                     DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
                                                                         2000                 2001                 2002
                                                                   ------------------   -------------------  -------------------
                                                                        (PLN)                (PLN)                (PLN)
     Revenue
         Telecommunications.......................................          395,225               512,163              588,120
         Other businesses.........................................           47,522                26,688               16,264
                                                                   ------------------   -------------------  -------------------
                                                                            442,747               538,851              604,384

     Operating Expenses
         Telecommunications.......................................         (555,966)           (1,042,697)            (851,415)
         Other businesses.........................................          (43,312)              (25,053)             (15,777)
                                                                   ------------------   -------------------  -------------------
                                                                           (599,278)           (1,067,750)            (867,192)

     (Loss) / income from operations
         Telecommunications.......................................         (160,741)             (530,534)            (263,295)
         Other businesses.........................................            4,210                 1,635                  487
                                                                   ------------------   -------------------  -------------------
                                                                           (156,531)             (528,899)            (262,808)

     Net (loss) / income
         Telecommunications.......................................         (365,151)           (1,151,293)            (675,407)
         Other businesses.........................................            3,105                 2,076                  435
                                                                   ------------------   -------------------  -------------------
                                                                           (362,046)           (1,149,217)            (674,972)

     Total capital expenditures
         Telecommunications.......................................        1,116,501               586,753              270,250
         Other businesses.........................................              341                    24                  298
                                                                   ------------------   -------------------  -------------------
                                                                          1,116,842               586,777              270,548

     Total depreciation charges
         Telecommunications.......................................          128,254               170,507              193,186
         Other businesses.........................................            2,225                 2,228                1,448
                                                                   ------------------   -------------------  -------------------
                                                                            130,479               172,735              194,634

     Total amortization charges
         Telecommunications.......................................           49,231                80,830               74,046
         Other businesses.........................................                -                     -                    -
                                                                   ------------------   -------------------  -------------------
                                                                             49,231                80,830               74,046

     Total impairment charges
         Telecommunications.......................................                -               336,526              149,353
         Other businesses.........................................                -                     -                    -
                                                                   ------------------   -------------------  -------------------
                                                                                  -               336,526              149,353


     Other non-cash (income) / expense
         Telecommunications.......................................           21,127               365,055              211,324
         Other businesses.........................................              413                  (111)                   3
                                                                   ------------------   -------------------  -------------------
                                                                             21,540               364,944              211,327


                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                               YEAR ENDED
                                                                       -------------------------------------------------------------
                                                                         DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
                                                                             2000                 2001                 2002
                                                                       ------------------   -------------------  -------------------
                                                                            (PLN)                 (PLN)                 (PLN)
     Segment assets - before accumulated depreciation and amortization
         Telecommunications..................................                 5,367,001             4,832,056            4,513,391
         Other businesses....................................                    33,742                25,799               24,472
                                                                       ------------------   -------------------  -------------------
                                                                              5,400,743             4,857,855            4,537,863

     Segment assets, net
         Telecommunications..................................                 5,013,011             3,892,987            3,479,901
         Other businesses....................................                    20,293                11,360               12,918
                                                                       ------------------   -------------------  -------------------
                                                                              5,033,304             3,904,347            3,492,819

     Segment liabilities
         Telecommunications..................................                 4,155,753             4,218,165              669,139
         Other businesses....................................                    14,830                 3,823                3,890
                                                                       ------------------   -------------------  -------------------
                                                                              4,170,583             4,221,988              673,029


         All operations and revenues are derived and conducted within Poland.

         There are no sales or other transactions between the business segments apart from loans granted to other business segment and related financial costs. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. Segment liabilities comprise long- and short-term liabilities. Capital expenditure comprises cash payments resulting from purchases of property, plant and equipment and intangible assets.

23.        RELATED PARTY TRANSACTIONS

     CHANGES IN MANAGEMENT BOARD

         Effective June 1, 2002, Mr. Stefan Albertsson, Marketing and Products Director was appointed a member of the Management Board of Netia Holdings S.A.

         Effective September 17, 2002 Mr. Kjell-Ove Blom, Acting President of the Management Board of Netia Holdings S.A. resigned from his post in the Management Board.

         Effective September 17, 2002 Mr. Wojciech Madalski was appointed Chief Executive Officer and President of the Management Board of Netia Holdings S.A.

    MEMBERS OF THE MANAGEMENT BOARD

         As at December 31, 2002 total number of options granted to Members of the Management Board of the Company was 225,000. 39,000 new options were granted in the year ended December 31, 2002, while 83,042 previously granted options expired during the respective period. Strike prices for the options granted to the Management Board range between 19.25 USD to 33.12 USD per share. In connection with the resignation of the former Acting President of the Company in September 2002, 120,000 options held by him are no longer considered to be options held by a member of the Management Board.

     MANAGEMENT BOARD REMUNERATION AND SUPERVISORY BOARD REMUNERATION

         Compensation and other costs associated with members of the Company's various management boards during the years ended December 31, 2000, 2001 and 2002 amounted to PLN 9,679, PLN 11,676 and PLN 13,239, respectively. The compensation expense for the year ended December 31, 2002 includes PLN 2,500 of bonus recorded in accordance with the Key Employee Retention Plan bonus scheme based on the restructuring agreement and agreed upon by the Supervisory Board and the ad hoc committee of the Noteholders. These amounts include remuneration and consulting agreements of the President of the Company amounting to PLN 658 for the year ended December 31, 2002 and of the former acting President amounting to PLN 1,430, PLN 2,025 and PLN 3,775, for the years ended December 31, 2000, 2001 and 2002, respectively and remuneration and consulting agreements of the previous President of the Management Board of the Company in the amount of PLN 2,529 for the year ended December 31, 2001.

         The Company had consulting agreements with companies owned by its shareholders and members of the Supervisory Board. The Company has paid PLN 1,370, PLN 1,154 and PLN 1,221 during the years ended December 31, 2000, 2001 and 2002, respectively, under these agreements.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     GOLDMAN SACHS, SHAMROCK/TREFOIL AND DANKNER

         Until July 2000, Shamrock Holdings Inc., Trefoil Capital Investors LP, Dankner Investments Limited and certain entities affiliated with Goldman Sachs Capital Partners LP were significant shareholders of the Company. Transactions with these parties included management, consulting and guarantee fees of PLN 455, PLN 257 and PLN nil for the years ended December 31, 2000, 2001 and 2002, respectively.

24.        COMMITMENTS AND CONTINGENCIES

         Capital expenditures contracted for at the balance sheet date but not recognized in the consolidated financial statements amount to PLN 147, 022 as at December 31, 2001 and PLN 21,942 (USD 5,716 at the December 31, 2002 exchange rate) as at December 31, 2002.

         MILLENNIUM

         In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10,800 and 20,200, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8,500 and EUR 2,936 (PLN 11,974 at the September 30, 2002 exchange rate), of which PLN 8,500 was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, modified in October 2001, in response to the failure by Millennium to perform the agreement. The Company claimed the remaining part of the advance made to Millennium included in the Company's balance sheet and additional damages of PLN 8,500. In 2001, a valuation allowance of PLN 16,974 was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

         On October 15, 2002 the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's direct claims against the Company for declaration of the share subscription agreement void and ineffective and payment of PLN 11,500 by the Company. The court also dismissed the Company's claim for damages against Millennium in the amount of PLN 8,500. On November 12, 2002 the Company petitioned the Regional Court in Warsaw to set aside the ruling of the arbitration court. Millennium petitioned the Regional Court in Warsaw to enforce the ruling of the arbitration court. Both cases are currently pending. Also a case brought by the Company against Millennium in the Regional Court in Warsaw, petitioning for the repayment of PLN 11,500 loan is still pending. On February 11, 2003 the court ruled in favor of the Company for the return of the principal amount of the loan and the related interest. The ruling is still subject to approval by the court.

         On February 28, 2001, Millennium filed a motion against the Company for certain acts of unfair competition. In its motion, Millennium requested that the court order the Company to pay Millennium damages of PLN 50,000. Management believes that the Millennium suit was filed as a litigation tactic in connection with the Company's lawsuit against Millennium and that Millennium's unfair competition claim does not have any merit.

         Management, having obtained legal advice, does not believe that the settlement of this matter will have a material adverse effect on the Company's financial condition.

         MINORITY SHAREHOLDERS

         On August 1, 2002 the Company received a copy of a claim by an individual shareholder filed with the District Court in Warsaw (Sad Okregowy w Warszawie) with a demand for the invalidation of sections 10, 11 and 13 of Resolution No. 2 adopted by the Company's General Shareholders' Meeting on April 4, 2002. The individual shareholder claimed that the distribution of the Subscription Warrants to be issued by the Company under the pending financial restructuring was harmful to the minority shareholders and violates good customs. On August 14, 2002, the Company filed an answer to this claim and requested the District Court to dismiss it.

         The Company received a decision from the District Court in Warsaw dated June 14, 2002 in which the Court resolved to forward a claim filed by another minority shareholder, also for the cancellation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002, for determination by the Regional Court for the capital city of Warsaw. The claim is substantively based on the same grounds as the previous minority shareholder's claim. On January 17, 2003, the Company filed an answer to this claim and requested the District Court to dismiss it.

         The Company also received a decision from the District Court of July 1, 2002 in which the District Court resolved to forward a claim filed by another minority shareholder requesting the invalidation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002 to the Regional Court for the capital city of Warsaw for its determination. The Company has not received a copy of the claim and is not aware of its merits. If, however, the claim is based on the same grounds as the previous minority shareholder claim received on August 1, 2002, which the Company's Management Board believes to be unsubstantiated, the Company expects that it will file for this claim's dismissal as well.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

         CONSULTING SERVICES CLAIMS

         The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim.

         The Company is defending a legal claim for USD 4,450 (including damages) brought in France in January 1998, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim.

         TELECOMMUNICATIONS PERMITS

         For commitments and contingencies relating to telecomunications permits held by the Company see Note 8.

25. RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

                                                                                                    YEAR ENDED
                                                                            --------------------------------------------------------
                                                                              DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                                                  2000               2001               2002
                                                                            ------------------ ------------------  -----------------
                                                                                  (PLN)             (PLN)               (PLN)
     Net loss per IAS.....................................................          (362,046)        (1,149,217)           (674,972)
     Foreign exchange losses (1, 6, 12)...................................            (2,773)             9,002              (8,634)
     Interest expense (1, 6)..............................................            19,087             27,002              (6,824)
     Amortization of goodwill (4).........................................             2,112              1,584                   -
     Reversal of impairment of goodwill (11) .............................                 -            220,279            (213,443)
     Amortization of license (6)..........................................               147              3,856               5,989
     Gain on restructuring (12)...........................................                 -                  -           2,661,869
     Reversal of 2002 Notes interest and amortization of notes
       issuance cost (12) ................................................                                                      595
     Stock Option Plan (2)................................................               380              2,893                 207
     Employee Share Purchase (3)..........................................            (1,650)                 -                   -
     Depreciation of U.S. GAAP fixed asset basis differences (1, 5) ......             3,567              1,147              (2,720)
     Cumulative effect on prior years of adopting SAB 101 (7) ............           (48,361)                 -                   -
     Deferred revenue (7) ................................................            (2,857)            12,495              15,002
     Minority interest (8)................................................               537                  -                   -
                                                                            ------------------ ------------------  -----------------
     NET PROFIT / (LOSS) PER U.S. GAAP....................................          (391,857)          (870,959)          1,777,069

     Basic and diluted earnings / (loss) per share per U.S. GAAP before cumulative effect on prior years of adopting SAB 101 (not in
       thousands).........................................................            (11.96)            (28.26)              47.10
     Loss per share related to cumulative effect on prior years of adopting
       SAB 101 (not in thousands).........................................             (1.68)                 -                   -
                                                                            ------------------ ------------------  -----------------
     BASIC AND DILUTED EARNINGS / (LOSS) PER SHARE PER U.S. GAAP
       (NOT IN THOUSANDS).................................................            (13.64)            (28.26)              47.10
                                                                            ================== ==================  =================



         Weighted average number of shares in issue for the year ended December 31, 2002 includes 312,626,040 (not in thousand) series H shares issued on December 23, 2002 and registered by the Polish Court on January 30, 2003 (see also Note 26).

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                             DECEMBER 31,          DECEMBER 31,
                                                                                                 2001                  2002
                                                                                          --------------------  --------------------
                                                                                                 (PLN)                 (PLN)

     Shareholders' equity / (deficit) per IAS........................................               (343,248)            2,802,291
     Fixed assets, including depreciation (1, 5).....................................                 22,858                12,136
     Amortization of goodwill (4)....................................................                  7,920                14,756
     Reversal of impairment of goodwill (11) ........................................                220,279                     -
     Amortization of license (6).....................................................                  8,365                14,353
     Stock Option Plan (2)...........................................................                   (850)                 (643)
     Increase in equity related to Stock Option Plan (2).............................                    850                   643
     Employee Share Purchase (3).....................................................                 (1,650)               (1,650)
     Increase in equity related to Employee Share Purchase (3).......................                  1,650                 1,650
     Financial expense (4, 6, 12)....................................................                (68,995)              (76,450)
     Purchase of EBRD interest in Netia (4)..........................................                (14,756)              (14,756)
     Increase in equity related to Incentive Stock Option (5)........................                 42,216                42,216
     Minority interest (8)...........................................................                    537                   537
     Cumulative effect on prior years of adopting SAB 101 (7)........................                (48,361)              (48,361)
     Deferred revenue (7) ...........................................................                  9,638                24,640
     Gain on restructuring (12)......................................................                      -             2,661,869
     Fair value of series H shares (12)..............................................                      -               956,020
     Reversal of effect of restructuring calculated under IAS (12)...................                      -            (3,819,712)
    Reversal of 2002 Notes interest and amortization of notes issuance cost (12).....                      -                   595
     Other operating expenses (5)....................................................                (31,662)              (31,662)
                                                                                          --------------------  --------------------
     SHAREHOLDERS' EQUITY / (DEFICIT) PER U.S. GAAP..................................               (195,209)            2,538,472
                                                                                          ====================  ====================

     CHANGES IN SHAREHOLDERS' EQUITY / (DEFICIT) ON A U.S. GAAP                              DECEMBER 31,          DECEMBER 31,
       BASIS                                                                                    2001                  2002
                                                                                          --------------------  --------------------
                                                                                                 (PLN)                 (PLN)

     Shareholders' equity / (deficit) at beginning of period as
       reported....................................................                                  653,085             (195,209)
     Effect of adopting IAS 39 and FAS 133 (9).....................                                      134                     -
                                                                                          --------------------  --------------------
     SHAREHOLDERS' EQUITY / (DEFICIT) AT BEGINNING OF PERIOD
       AS RESTATED.................................................                                  653,219              (195,209)
     Net profit / (loss)...........................................                                 (870,959)           1,777,069
     Issuance of shares at fair value in exchange for reduction
       of debt, net of related costs...............................                                        -               956,020
     Exchange of shares with minority shareholder..................                                        -                   799
     Increase in equity related to Stock Option Plan (2)...........                                   (2,893)                 (207)
     Change of Other Comprehensive Income (10).....................                                   25,424                     -
                                                                                          --------------------  --------------------
     SHAREHOLDERS' EQUITY / (DEFICIT) AT END OF PERIOD.............                                 (195,209)            2,538,472
                                                                                          ====================  ====================


       The following are descriptions of U.S. GAAP reconciling items:

(1) Under IAS, the Company capitalizes foreign exchange differences and net interest expense related to borrowings used to fund construction in progress. Under US GAAP, foreign exchange differences must be reflected in the statement of operations and are not subject to capitalization. Additionally, an interest rate is applied to the average construction in progress balance to obtain the amount of interest capitalized under US GAAP, which is limited to the total amount of interest expense incurred by the Company from all sources.

(2) Under IAS, the issuance of share options granted to employees of the Company under the stock option plans is recorded when the options are exercised. For US GAAP purposes, the cost relating to these options (estimated using the intrinsic value method in accordance with APB opinion No. 25, "Accounting for Stock Issued to Employees") is recognized in the statements of operations in the period from the grant date to the vesting date for each option.

(3) Under IAS, the discount on shares sold to employees is not recognized as a compensation expense. For US GAAP purposes, the discount on shares sold to employees was recognized as compensation expense in the statements of operations in accordance with APB No. 25, "Accounting for Stock Issued to Employees".

(4) Under IAS, the Company recorded goodwill of PLN 21,104 in 1997 relating to the purchase of shares in Netia Telekom owned by the European Bank for Reconstruction and Development ("EBRD"). For US GAAP purposes, the original issuance of shares in 1996 to the EBRD and the subsequent purchase by the Company in September 1997 is treated as being linked to the loan provided by the EBRD. However, during the period of the EBRD loan, any resultant incremental finance cost was not material. On purchase of the EBRD's shares in Netia Telekom by the

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


          Company in 1997, the excess paid by the Company over the amount originally paid for the shares by the EBRD in 1996 has been treated as a component of financial expense. The balance of the amount paid by the Company (equivalent to the original issue price to the EBRD) has been charged to shareholders' equity for US GAAP purposes. Accordingly, the total amount of goodwill recorded under IAS has been reversed in the US GAAP reconciliation.

          This adjustment was recorded through September 30, 2001 as the Company recognized impairment of goodwill under IAS during the nine month period ended September 31, 2001.


(5) Under IAS, the Incentive Stock Option issued in connection with the Operational Support and Supervision Agreements ("OSSA") entered into with Telia is not recognized until the Option is exercised. For U.S. GAAP purposes, the fair value of the option is recognized as a component of expenses in line with the treatment of costs invoiced under the OSSA's. The fair value of the Incentive Stock Option was PLN 42,216 and this is being recognized over the service period of the OSSA. During March 1999, Telia exercised its option to purchase the shares. As a result in the year ended December 31, 1999, the remaining PLN 22,867 has been recognized as other operating expenses and PLN 1,759 has been capitalized as part of cost of the network under construction.

(6) For US GAAP the interest expense on the non interest bearing liability associated with obtaining licenses from the Polish government was imputed in accordance with APB Opinion No. 21 "Interest on Receivables and Payables" based on the Company's effective borrowing rate. This rate differs from the rate used for the calculation under IAS, which allows for inclusion of interest income in the calculation of the Company's effective borrowing rate. The amount recorded for the year ended December 31, 2000 includes the cumulative adjustment necessary to reflect the consistent treatment of license liabilities under both US GAAP and IAS.

(7) In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of customer relationship. The Company has applied SAB 101 under U.S. GAAP and therefore deferred the revenue from installation fees over the expected period of the customer relationship. . The expected period of the customer relationship was seven years through December 31, 2000 and was revised to five years as of January 1, 2001.

(8) The adjustment reflects the effect of minority share in the above adjustments.

(9) As of January 1, 2001 the Company has adopted the Financial Accounting Standards Board (the "FASB") Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statement No. 138 and interpreted by Derivatives Implemenation Group issues (together "SFAS 133"). The cross-currency interest rate swap transactions described in Notes 14 and 15 have been designated as cash flow hedges under SFAS 133. The fair value of those derivatives instruments on January 1, 2001 of PLN 29,575 was charged to "Other Comprehensive Income" (PLN 25,424) and to the statement of operations (PLN 4,151) upon adoption of SFAS 133.

(10) This adjustment reflects the change in hedging reserve as reported in consolidated statements of changes in shareholders' equity / (deficit) under IAS.

(11) During the year ended December 31, 2001 the Company has written-off the goodwill under IAS as a result of management's belief that there was no longer a future economic benefit that can be associated with goodwill and an impairment test performed. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." Based upon management's evaluation of the Company's financial position at that date, including its negative equity and the value of the Company's quoted stock market price, the Company has wrote off goodwill with a net book value of PLN 213,443 for U.S. GAAP purposes.

(12) Under IAS, the surplus on restructuring of the Company's debt is recorded in other reserve of a component of shareholders' equity. For US GAAP, the restructuring of the Company is accounted for in accordance with SFAS 15 "Accounting by Debtors and Creditors for Troubled Debt Restructuring" ("FAS 15"). According to SFAS 15, the gain on restructuring is classified as extraordinary item and was calculated as a difference between: (a) the carrying amount of the reduced debt and, (b) the aggregate of: (1) fair value of equity interest granted to the bondholders in exchange for their liabilities,
          (2) total future cash payments nominal value relating to the 2002 Notes and the remaining instalment obligations, and (3) issuance costs relating to the 2002 Notes. There is no tax effect relating to the gain on restructuring. Under SFAS 15 the 2002 Notes are recognized at its nominal value. No interest expense is recognized on the 2002 Notes for the period between the restructuring and maturity of the debt date. Accordingly, no interest is recognized on the remaining instalment obligations.

          Under IAS, the 2002 Notes are recognized initially at the proceeds received, net of transaction costs incurred. The difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of operations over the period of the debt, using effective cost method. Under US GAAP, transaction costs

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

          relating to debt issuance are offset against the gain on restructuring and no interest expense is recognized on the 2002 Notes, for any period between the restructuring and maturity of the debt date.

       Additional U.S. GAAP disclosures are as follows:

          1. Under U.S. GAAP, the "Loss from Operations" for the years ended December 31, 2000, 2001 and 2002 would be PLN 203,193, PLN 285,216 and PLN 244,331, respectively.

          2. For U.S. GAAP purposes, certain additional disclosures are required under SFAS 123 Accounting for Stock-Based Compensation.

             The following table summarizes information about stock options at December 31, 2001:


             OPTIONS                                                               WEIGHTED           WEIGHTED
                                                                                   AVERAGE          AVERAGE FAIR
                                                                               EXERCISE PRICES        VALUE OF     WEIGHTED AVERAGE
                                                               NUMBER OF       OF OPTIONS (NOT      OPTIONS (NOT     EXPECTED LIFE
                                                               OPTIONS          IN THOUSANDS)      IN THOUSANDS)       (IN YEARS)
                                                            ----------------   ------------------  ---------------------------------
                                                                                     (USD)              (USD)
             Outstanding at the beginning of the year....       1,069,692                20.41              9.45            2.80
             Granted.....................................         111,000                27.87              0.00            2.00
             Exercised...................................               -                    -                 -               -
             Forfeited/expired...........................        (179,180)               15.99             35.05            2.60
                                                            ----------------
             OUTSTANDING AT THE END OF THE YEAR                 1,001,512                23.01             11.00            2.13
                                                            ================

                                                            ----------------
             EXERCISABLE AT THE END OF THE YEAR                          -                    -                 -              -
                                                            ================

             The amount of stock options exercisable at December 31, 2002 is different than the amount of options vested at December 31, 2002
             (refer to Note 16) as the majority of the options are exercisable only if the market price of shares as at the date of the exercise exceeds the exercise price by at least 20%.

             The fair value of the options were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 70% for the year ended
             December 31, 2002 and 50% for the year ended December 31, 2001; (2)
             risk-free interest rate of 2% for the year ended December 31, 2002 and 2.24% for the year ended December 31, 2001 (3) expected life of approximately 2.13 years for the year ended December 31, 2002 and
             2.8 years for the year ended December 31, 2001 and (4) no expected dividend. Had compensation expense been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's U.S. GAAP net loss and earnings per share would have been increased to the pro forma amounts indicated below:

                                                                                                2001                   2002
                                                                                          -----------------     -------------------
                                                                                                (PLN)                  (PLN)

             Net profit / (loss)..................          As reported...........               (870,959)               1,777,069
                                                            Pro forma.............               (882,077)               1,778,178

             Basic and diluted earnings / (loss) per
                 share (not in thousands).........          As reported...........                 (28.26)                   47.10
                                                            Pro forma.............                 (28.62)                   47.13

       3. The significant valuation reserves for the Company were as follows:

             Valuation allowance for net deferred tax asset for U.S. GAAP

                                                          JANUARY 1            PROVISION            RELEASE           DECEMBER 31
                                                       ------------------   ------------------  ------------------  ----------------
                                                             (PLN)                (PLN)                 (PLN)             (PLN)

             2001                                               279,027               42,483                   -             321,510
             2002                                               321,510                    -             (28,175)            293,335


                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


             Allowance for doubtful accounts:

                                                          JANUARY 1            PROVISION          UTILIZATION         DECEMBER 31
                                                       ------------------   ------------------  ------------------  ----------------
                                                           (PLN)                  (PLN)                  (PLN)               (PLN)
             2001                                                23,033               16,485              (3,326)             36,192
             2002                                                36,192               11,021              (1,935)             45,278


          4. In June 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June15, 2002. The adoption of SFAS 143 did not have a material impact on the Company's consolidated financial statements.

          5. In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction as of April 2002" ("SFAS 145"). The objective of SFAS 145 is to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects and that are similar to sale-leaseback transactions. The provisions of SFAS 145 are required to be applied in fiscal years beginning after May 15, 2002. The adoption of SFAS 145 did not have a material impact on the Company's consolidated financial statements.

          6. In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity". The provisions of SFAS 146 are required to be applied for exit or disposal activities initiated after December 31, 2002. Management is currently evaluating the impact that the adoption of SFAS 146 may have on our consolidated financial statements.

26.        SUBSEQUENT EVENTS

           New Supervisory Board

                 On January 15, 2003 the Extraordinary General Meeting of Shareholders appointed three new members of the Company's Supervisory Board. On January 15, 2003 TeliaSonera AB (publ.) and Warburg Pincus each appointed their new representatives in the Supervisory Board. In accordance with the changes in the Company's statute adopted by the Extraordinary General Meeting of Shareholders on January 15, 2003 the number of members of the Company's Supervisory Board will be reduced to seven as of the date of registration of changes to the Company's statute by the Polish court.

           Nasdaq De-Listing

                 On January 21, 2003 the Nasdaq Listing and Hearing Review Council (the "Listing Council") after its review of the decision of the Panel and additional information submitted by the Company regarding the status of the financial restructuring reversed the Panel's decision and remended the matter to the Panel. The Listing Council noted that the Panel's decision from October 14, 2002 to delist the Company's ADSs from The Nasdaq National Market was correct and appropriate at the time it was made. The Listing Council instructed the Panel to re-list the Company's ADSs on the Nasdaq SmallCap Market upon Panel's review of the Company's application. The Management Board has decided to file such application, which will be subject to the approval of the Nasdaq Listing Qualifications Department.

           Registration of shares

                 On January 30, 2003 Polish Regional Court in Warsaw registered
           (i) the increase of the Company's share capital resulting from the issuance of series H shares and (ii) decrease of par value of existing shares from PLN 6.00 (not in thousand) to PLN 1.00 (not in thousand) per share. Upon this registration the share capital of the Company amounted to PLN 344,045 and consisted of 344,044,212 (not in thousand) ordinary shares and 1,000 series A1 preferred shares.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


           Changes in Management Board

                 As of February 7, 2003 Mr. Antoni Dariusz Wojcieszek resigned from his post in the Management Board.

           Listing of series H shares

                 On February 13, 2003, 312,626,040 series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003. The series H shares will be traded on the main market of the Warsaw Stock Exchange separately from the currently listed ordinary shares under the name "NETIA2" and the ticker "NET2".

           Redemption of 2002 Notes

                 On February 13, 2003, Netia's Supervisory Board approved the redemption of the outstanding 2002 Notes with an aggregate principal amount of EUR 49,869, following the recommendation by the Company's Management Board. The decision was driven by the sufficient cash position and concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, and (ii) the substantial restrictions imposed by the Indenture covenants Netia's flexibility to run its daily operational business.

           Redemption of 2002 Notes (unaudited, an event subsequent to the date of the report of independent accountants)

                 On March 24, 2003, the Company redeemed the outstanding 2002 Notes amounting to EUR 51,096 (PLN 221,482 at the exchange rate in effect on that date) including interest accrued until that date.

                                 EXHIBIT INDEX
                                 -------------

  NUMBER                          DESCRIPTION
  ------                          -----------

    1.1 The Formation Deed of Netia Holdings S.A. in English translation (incorporated herein by reference to Exhibit 3.2 to Netia's Registration Statement on Form F-4, filed with the Securities and Exchange Commission on January 30, 1998, as amended, declared effective on April 30, 1998 (the "Exchange Offer Registration Statement")).*

    1.2 Amended and Restated Statute of Netia Holdings S.A., dated as of January 15, 2003, in English translation.* *

    2.1 Senior Notes Indenture, dated as of November 3, 1997, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the 10 1/4% Senior Notes due 2007 and the 10 1/4% Series B Senior Notes due 2007 issued by Netia Holdings B.V. (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form F-4, filed with the Securities and Exchange Commission on January 30, 1998, as amended (the "1998 Exchange Offer Registration Statement")).*

  2.1(a) Supplemental Indenture, dated as of December 1, 1998, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the Senior Notes Indenture included herein as Exhibit 2.1 (incorporated herein by reference to Exhibit 4.1(a) to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 29, 1999 (the "1998 Annual Report")).*

    2.2 Senior Notes Indenture, dated as of November 3, 1997, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the 11 1/4% Senior Notes due 2007 and the 11 1/4% Series B Senior Notes due 2007 issued by Netia Holdings B.V. (incorporated herein by reference to Exhibit 4.1 to the 1998 Exchange Offer Registration Statement).*

  2.2(a) Supplemental Indenture, dated as of December 1, 1998, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the Senior Notes Indenture included herein as Exhibit 2.2 (incorporated herein by reference to Exhibit 4.1(a) to the 1998 Annual Report).*

    2.3 Senior Discount Notes Indenture, dated as of November 3, 1997, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the 10 1/4% Senior (DM) Discount Notes due 2007 and the 10 1/4% Series B Senior (DM) Discount Notes due 2007 issued by Netia Holdings B.V. (incorporated herein by reference to Exhibit 4.1 to the 1998 Exchange Offer Registration Statement).*

  2.3(a) Supplemental Indenture, dated as of December 1, 1998, among Netia Holdings B.V., Netia Holdings S.A. and State Street Bank and Trust Company, relating to the Senior Discount Notes Indenture included herein as Exhibit 2.3 (incorporated herein by reference to Exhibit 4.1(a) to the 1998 Annual Report).*

    2.4 Form of 10 1/4% Series B Senior Notes due 2007 (incorporated herein by reference to Exhibit 2.1 to Netia's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 30, 2001 (the "2000 Annual Report")).*

    2.5 Form of 11 1/4% Series B Senior Notes due 2007 (incorporated herein by reference to Exhibit 2.2 to the 2000 Annual Report).*

    2.6 Form of 11% Series B Senior (DM) Discount Notes due 2007 (incorporated herein by reference to Exhibit 2.3 to the 2000 Annual Report).*


*          Incorporated by reference
**         Filed herewith

    2.7 Escrow Agreement, dated as of November 3, 1997, between Netia Holdings S.A. and State Street Bank and Trust Company (incorporated herein by reference to Exhibit 10.2 to the 1998 Exchange Offer Registration Statement).*

    2.8 Senior Euro Notes Indenture, dated as of June 10, 1999, among Netia Holdings II B.V., Netia Holdings S.A. and State Street Bank and Trust Company, as trustee, relating to the 13 1/2% Senior Euro Notes due 2009 (incorporated herein by reference to the 1998 Annual Report).*

    2.9 Senior Dollar Notes Indenture, dated as of June 10, 1999, among Netia Holdings II B.V., Netia Holdings S.A. and State Street Bank and Trust Company, as trustee, relating to the 13 1/2% Senior Dollar Notes due 2009 (incorporated herein by reference to the 1998 Annual Report).*

   2.10 Form of 13 1/2% Senior Euro Note due 2009 (incorporated herein by reference to Exhibit 2.8 to the 2000 Annual Report).*

   2.11 Form of 13 1/2% Senior Dollar Note due 2009 (incorporated herein by reference to Exhibit 2.9 to the 2000 Annual Report).*

   2.12 Euro Investment Agreement, dated as of June 10, 1999, by and among Netia Telekom S.A., Netia South Sp. z o.o. and State Street Bank and Trust Company, as trustee (incorporated herein by reference to Exhibit 4.14 to the 1998 Annual Report).*

   2.13 Dollar Investment Agreement, dated as of June 10, 1999, by and among Netia Telekom S.A., Netia South Sp. z o.o. and State Street Bank and Trust Company (incorporated herein by reference to Exhibit 4.15 to the 1998 Annual Report).*

   2.14 Senior Euro Notes Indenture, dated as of June 9, 2000, by and among Netia Holdings II B.V., Netia Holdings S.A. and State Street Bank and Trust Company, as trustee, relating to the 13 3/4% Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 15, 2000, as amended (the "2000 Notes Registration Statement")).*

   2.15 Form of 13 3/4% Senior Euro Notes due 2010 (incorporated herein by reference to Exhibit 2.14 to the 2000 Annual Report).*

   2.16 Investment Agreement, dated as of June 9, 2000, by and among Netia Telekom S.A., Netia South Sp. z o.o. and State Street Bank and Trust Company (incorporated herein by reference to Exhibit
               4.3 to the 2000 Notes Registration Statement).*

   2.17 Master Agreement and the Schedule to the Master Agreement, dated March 26, 2001, between Merrill Lynch Capital Services, Inc., Netia Telekom S.A. and Netia Holdings S.A. (incorporated herein by reference to Exhibit 2.17 to the 2000 Annual Report).*

   2.18 Letter of Confirmation from Merrill Lynch Capital Services, Inc., dated March 30, 2001, as amended on April 4, 2001 (incorporated herein by reference to Exhibit 2.18 to the 2000 Annual Report).*

   2.19 Credit Support Annex to the Schedule of the ISDA Master Agreement, dated March 26, 2001, between Merrill Lynch Capital Services, Inc., Netia Telekom S.A. and Netia Holdings S.A. (incorporated herein by reference to 2002 Annual Report)*.


*          Incorporated by reference
**         Filed herewith

   2.20 Guarantee by Merrill Lynch & Co. Inc. under the ISDA Master Agreement, dated March 26, 2001 (incorporated herein by reference to 2002 Annual Report)*

   2.21 Guarantee by Netia Holdings S.A. under the ISDA Master Agreement, dated 26 March 2001 (incorporated herein by reference to 2002 Annual Report)*

   2.22 Master Agreement and the Schedule to the Master Agreement, dated January 18, 2001, between Netia Holdings III B.V. and the Chase Manhattan Bank International (incorporated herein by reference to Exhibit 2.19 to the 2000 Annual Report).*

   2.23 Deed of Undertaking and Guarantee, dated January 18, 2001 between Netia Telekom S.A., Netia Holdings III B.V. and Chase Manhattan Bank, London Branch (incorporated herein by reference to Exhibit
               2.20 to the 2000 Annual Report).*

   2.24 Letter of Confirmation from Chase Manhattan Bank, dated January 19, 2001 (incorporated herein by reference to Exhibit 2.21 to the 2000 Annual Report).*

   2.25 Master Agreement and the Schedule to the Master Agreement, dated July 31, 2000, between and among Netia South Sp. z o.o., Netia Telekom S.A. and Chase Manhattan Bank (incorporated herein by reference to Exhibit 2.22 to the 2000 Annual Report).*

   2.26 Deed of Undertaking, dated July 31, 2000, between and among Netia Telekom S.A.. Netia South Sp. z o.o. and Chase Manhattan Bank, London Branch (incorporated herein by reference to Exhibit 2.23 to the 2000 Annual Report).*
   2.27 Letter of Confirmation, dated July 31, 2000, from Chase Manhattan Bank, London Branch (incorporated herein by reference to Exhibit
               2.24 to the 2000 Annual Report).*

   2.28        Confirmation, dated December 17, 2001, between Netia Telekom S.A.
               and Merrill Lynch Capital Services, Inc., pursuant to the ISDA Master Agreement, dated March 26, 2001 and (iii) terminating, effective December 14, 2001, the swap transaction dated March 30, 2001 (incorporated herein by reference Exhibit 2.28 to the 2002 Annual Report)*

   2.29 Close-out Settlement Agreement, dated January 10, 2002, between JPMorgan Chase Bank and Netia Holdings III B.V., pursuant to the ISDA Master Agreement, dated January 18, 2001, between JPMorgan Chase Bank and Netia Holdings III B.V., and terminating, effective January 10, 2002 all swap transactions then outstanding between JPMorgan Chase Bank and Netia Holdings III B.V. (incorporated herein by reference Exhibit 2.29 to the 2002 Annual Report)*

   2.30 Senior Secured Euro Notes Indenture, dated as of December 23, 2002, by and among Netia Holdings B.V., as Issuer, Netia Holdings S.A., Netia Telekom S.A. and Netia South Sp. z o.o., as Guarantors, The Bank of New York, as trustee and ING Bank Slaski S.A., as the Security Agent, relating to the 10% Senior Secured Euro Notes due 2008.**

   2.31        Form of 10% Senior Secured DTC Restricted Global Note due 2008.**

   2.32        Form of 10% Senior Secured European Global Restricted Note due
               2008.**

   2.33        Form of 10% Senior Secured Regulation S Global Note due 2008.**


*          Incorporated by reference
**         Filed herewith

    4.1 Agreement and Restated Shareholders Agreement, dated January 20, 2000, between Netia Telekom S.A. and Mr. Jan Guz (incorporated herein by reference to Exhibit 10.30 to the 1999 Annual Report).*

    4.2 Netia Performance Stock Option Plan adopted by the Supervisory Board of Netia Holdings S.A. on December 22, 1999, as amended on August 29, 2000 (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-8, filed with the Securities and Exchange Commission on September 1, 2000).*

    4.3 Amended and Restated Post-IPO Shareholders' Agreement # 1, dated July 13, 2000, among Telia AB (publ.), Warburg, Pincus Equity Partners, L.P., Warburg Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III. C.V., Warburg Netia Holding Limited and Netia Holdings S.A. (incorporated herein by reference to Exhibit 4.11 to the 2000 Annual Report).*

    4.4 Post-IPO Shareholders' Agreement #2, dated August 3, 2000, by and among Telia AB (publ.), Dankner Investment Ltd., Trefoil Capital Investors L.P., Shamrock Holdings Inc., Warburg, Pincus Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holdings Limited and Netia Holdings S.A.(incorporated herein by reference to Exhibit 4.12 to the 2000 Annual Report).*

    4.5 Restructuring Agreement, dated as of March 5, 2002, between and among Netia Holdings S.A., Netia South Sp. z o.o., Netia Telekom S.A., Netia Holdings B.V., Netia Holdings II B.V., Netia Holdings III B.V., the Consenting Noteholders Signatories thereto, JPMorgan Chase Bank, Telia AB (publ.), and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited (incorporated herein by reference Exhibit 4.11 to the 2002 Annual Report)*

    4.6        Side Letter from Netia Holdings S.A. to Telia AB (publ), E.M.
               Warburg, Pincus & Co., LLC and JPMorgan Chase Bank, dated March 5, 2002.**

    4.7 Termination Agreement, dated as of March 5, 2002, between and among Telia AB (publ), Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited and Netia Holdings S.A. (incorporated herein by reference Exhibit 4.12 to the 2002 Annual Report)*

    4.8 Agreement on the Provision of Ducts, dated as of January 14, 2002, between Prima Communications Sp. z o.o. and Netia Telekom S.A. (incorporated herein by reference Exhibit 4.13 to the 2002 Annual Report)*

    4.9 Subscription Agreement dated November 20, 2002 by and among ING Bank Slaski S.A. and Netia Holdings S.A. **

   4.10 Amendment Agreement to Termination Agreement dated November 14, 2002 by among Netia Holdings S.A., Telia AB (publ.) and Warburg, Pincus Equity Partners, LP, Warburg, Pincus, Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited. **

   4.11 Exchange Agreement dated June 14, 2002 by and among Netia Holdings S.A., Netia Telekom S.A., Netia South, Sp. z o.o., Netia Holdings B.V., Netia Holdings II B.V., Netia Holdings III B.V. and Consenting Creditors. **

*          Incorporated by reference
**         Filed herewith

   4.12 Amendment to Exchange Agreement, dated as of June 27, 2002, made between Netia Holdings S.A., Netia Telekom S.A., Netia South Sp. z o.o., Netia Holdings B.V., Netia Holdings II B.V., Netia Holdings III B.V., JP Morgan Chase Bank and Consenting Noteholders.**

   4.13 Agreement on Security Assignment of Rights dated December 23, 2002 between Netia Holdings S.A., Deutsche Bank Polska S.A. and The Bank of New York, London Branch.**

   4.14 Agreement on Security Assignment of Rights dated December 23, 2002, between Netia Holdings S.A., Bank Polska Kasa Opieki S.A. and The Bank of New York, London Branch. **

   4.15 Paying, Registrar and Transfer Agency Agreement dated 23 December 2002 relating to 10% Senior Secures Notes due 2008 by and among Netia Holdings B.V., the Guarantors, The Bank of New York and ING Bank Slaski S.A. **

    8.1        List of Subsidiaries **

   10.1        Consent of PricewaterhouseCoopers Sp. z o.o. **

   99.1        Certification of Chief Executive Officer of Netia Holdings S.A.
               under Section 906 of Sarbanes-Oxley Act of 2002.**

   99.2        Certification of Chief Financial Officer of Netia Holdings S.A.
               under Section 906 of Sarbanes-Oxley Act of 2002.**


*          Incorporated by reference
**         Filed herewith